WOLVERINE
worldwide



ANNUAL REPORT **2012**

The *New* **WOLVERINE WORLDWIDE** – The World's Preeminent Collection of Leading Lifestyle Brands.



$1,248.5
$1,409.1
$1,640.8
2010
2011
2012
Revenue
in millions

- We have a global and diverse brand portfolio with more than 1,000 years of combined history and authentic brand heritage.
- We reach a broad array of consumers, geographies, and channels of distribution.
- We are leveraging the strong appeal of our brands into apparel and accessories that are exceptional in both performance and style.
- We have a proven ability to lead great brands and deliver long-term growth and consistent financial performance.



$2.17(1)
$2.48
$2.29(2)
2010
2011
2012
Diluted Earnings per Share

(1) Adjusted for non-recurring restructuring and other transition charges ($0.06 per diluted share).

(2) Adjusted for non-recurring transaction and integration charges ($0.66 per diluted share) related to the acquisition of the Performance+Lifestyle Group.


WHY STAND
POLICE


WOLVERINE
worldwide

9341 Courtland Drive, N.E.
Rockford, Michigan 49351
616.866.5500

www.wolverineworldwide.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 29, 2012

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-6024

WOLVERINE WORLD WIDE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**38-1185150**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
9341 Courtland Drive N.E., Rockford, Michigan	**49351**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(616) 866-5500**

Securities registered pursuant to Section 12(b) of the Securities Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐ (do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant based on the closing price on the New York Stock Exchange on June 15, 2012, the last business day of the registrant's most recently completed second fiscal quarter: $1,794,568,939. Number of shares outstanding of the registrant's Common Stock, $1 par value as of February 25, 2013: 50,091,288.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the registrant's annual stockholders' meeting to be held April 18, 2013 are incorporated by reference into Part III of this report.

Table of Contents

FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements," which are statements relating to future, not past, events. In this context, forward-looking statements often address management's current beliefs, assumptions, expectations, estimates and projections about future business and financial performance, global political, economic and market conditions, and the Company itself. Such statements often contain words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "predicts," "projects," "should," "will," variations of such words, and similar expressions. Forward-looking statements, by their nature, address matters that are, to varying degrees, uncertain. Uncertainties that could cause the Company's performance to differ materially from what is expressed in forward-looking statements include, but are not limited to, the following:

- changes in national, regional or global economic and market conditions;
- the impact of financial and credit markets on the Company, its suppliers and customers;
- changes in interest rates, tax laws, duties, tariffs, quotas or applicable assessments in countries of import and export;
- the impact of regulation, regulatory and legal proceedings, and legal compliance risks;
- currency fluctuations;
- currency restrictions;
- changes in future pension funding requirements or pension expenses;
- the risks of doing business in developing countries, and politically or economically volatile areas;
- the ability to secure and protect owned intellectual property or use licensed intellectual property;
- changes in consumer preferences, spending patterns, buying patterns, price sensitivity or demand for the Company's products;
- the impact of seasonality and unpredictable weather conditions;
- changes in relationships with, including the loss of, significant customers;
- the cancellation of orders for future delivery;
- the failure of the Department of Defense to exercise future purchase options or award new contracts, or the cancellation or modification of existing contracts by the Department of Defense or other military purchasers;
- matters relating to the Company's recent acquisition of the Performance + Lifestyle Group ("PLG") business of Collective Brands, Inc., including the Company's ability to realize the benefits of the PLG acquisition or to do so in a timely manner, the Company's ability to integrate its business with PLG successfully or in a timely and cost-efficient manner, the degree of business disruption relating to the PLG acquisition, and the Company's increased indebtedness following the PLG acquisition;
- the cost, availability and management of raw materials, inventories, services and labor for owned and contract manufacturers;
- problems affecting the Company's distribution system, including service interruptions at shipping and receiving ports;

- the failure to maintain the security of personally identifiable and other information of the Company's customers and employees;

- the inability for any reason to effectively compete in global footwear, apparel and consumer-direct markets; and

- strategic actions, including new initiatives and ventures, acquisitions and dispositions, and the Company's success in integrating acquired businesses and implementing new initiatives and ventures.

These uncertainties could cause a material difference between a forward-looking statement and an actual outcome. The uncertainties included here are not exhaustive and are described in more detail in Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as predictors of actual results. The Company does not undertake an obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1. Business

General

Wolverine World Wide, Inc. (the "Company") is a leading designer, manufacturer and marketer of a broad range of quality casual footwear and apparel, performance outdoor and athletic footwear and apparel, children's footwear, industrial work boots and apparel, and uniform shoes and boots. The Company, a Delaware corporation, is the successor of a Michigan corporation of the same name, originally organized in 1906, which, in turn, was the successor of a footwear business established in Grand Rapids, Michigan in 1883.

On October 9, 2012, the Company acquired the Performance + Lifestyle Group ("PLG") business of Collective Brands, Inc. for approximately $1,249.5 million in cash, which amount is subject to the finalization of certain post-closing adjustments. PLG designs and markets casual and athletic footwear, apparel and related accessories for adults and children under well-known brand names, including *Sperry Top-Sider®*, *Saucony®*, *Stride Rite®* and *Keds®*. PLG includes both wholesale and consumer-direct operations. The PLG acquisition expanded the Company's portfolio to 16 brands that are marketed in approximately 200 countries and territories around the world.

The Company's products generally feature contemporary styling with proprietary technologies designed to provide maximum comfort and performance. The products are marketed under widely recognized brand names, including *Bates®*, *Cat®* Footwear, *Chaco®*, *Cushe®*, *Harley-Davidson®* Footwear, *Hush Puppies®*, *HyTest®*, *Keds®*, *Merrell®*, *Patagonia®* Footwear, *Sebago®*, *Soft Style®*, *Saucony®*, *Sperry Top-Sider®*, *Stride Rite®* and *Wolverine®*. The Company believes that its primary competitive advantages are its well-recognized brand names, its patented proprietary designs, its diverse product offerings and comfort technologies, its wide range of distribution channels and its diversified manufacturing and sourcing base. *Cat®* is a registered trademark of Caterpillar, Inc., *Harley-Davidson®* is a registered trademark of H-D Michigan, Inc. and *Patagonia®* is a registered trademark of Patagonia, Inc.

The Company's brands are sold at various price points targeting a wide range of consumers of casual, work, outdoor and athletic footwear and apparel. The Company also licenses some of its brands for use on products other than footwear or apparel. Following the acquisition of PLG, as of December 29, 2012, the Company identifies four operating groups within its branded wholesale footwear, apparel and licensing reportable segment: (i) the **Outdoor Group**, consisting of *Merrell®*, *Patagonia®* and *Chaco®* footwear, and *Merrell®* apparel and accessories, (ii) the **Heritage Group**, consisting of *Wolverine®* footwear and apparel, and *Cat®*, *Bates®*, *Harley-Davidson®* and *HyTest®* footwear, (iii) the **Lifestyle Group**, consisting of *Hush Puppies®*, and *Sebago®* footwear and apparel, and *Cushe®* and *Soft Style®* footwear and, (iv) the **Performance + Lifestyle Group,** consisting of *Sperry Top-Sider®*, *Saucony®*, *Stride Rite®* and *Keds®*. As a result of the acquisition of PLG, the Company now also reports a second reportable segment for its consumer-direct operations. The consumer-direct reportable segment represents the Company's brick-and-mortar retail and eCommerce businesses that include both the **Wolverine Retail** and **PLG Retail** operating groups.

The Company's Global Operations Group is responsible for manufacturing, sourcing, distribution and customer support. The Company directly sells its products in the United States (U.S.), Canada and certain countries in Europe to a wide range of retail customers, including department stores, national chains, catalogs, specialty retailers, mass merchants and Internet retailers, and to governments and municipalities. Many of the retailers carrying the Company's products operate multiple storefront locations. The Company's products are marketed worldwide in approximately 200 countries and territories through Company-owned wholesale and retail operations and through licensees and distributors.

For financial information regarding the Company, see the consolidated financial statements and the accompanying notes, which are attached as Appendix A to this Annual Report on Form 10-K. As described above, the Company has two reportable segments consisting of the branded wholesale footwear, apparel and licensing and consumer-direct reportable segments. The Company's other operating segment consists of its Wolverine Leathers Division, which is described below. Financial information regarding the Company's reportable segments and other operating group and financial information by geographic area is found in Note 9 to the consolidated financial statements of the Company that are attached as Appendix A to this Annual Report on Form 10-K.

Branded Wholesale Footwear, Apparel and Licensing

The Company sources and markets a broad range of footwear styles, including shoes, boots and sandals under many recognizable brand names, including *Bates®*, *Cat®*, *Chaco®*, *Cushe®*, *Harley-Davidson®*, *Hush Puppies®*, *HyTest®*, *Keds®*, *Merrell®*, *Patagonia®*, *Saucony®*, *Sebago®*, *Soft Style®*, *Sperry Top-Sider®*, *Stride Rite®* and ***Wolverine®***. The Company combines quality materials and skilled workmanship to produce footwear according to its specifications at both Company-owned and third-party manufacturing facilities. The Company also markets *Merrell®*, *Saucony®*, *Sebago®*, *Sperry Top-Sider® and Wolverine®* brand apparel and accessories and licenses some of its brands for use on non-footwear products, including *Hush Puppies®* apparel, eyewear, watches, socks, handbags and plush toys, *Wolverine®* brand eyewear and gloves, *Keds®* apparel, *Saucony®* apparel, *Sperry Top-Sider®* apparel, and *Stride Rite®* apparel.

The operating groups for the Company's branded wholesale footwear, apparel and licensing reportable segment for fiscal 2012 are described below.

1. **The Outdoor Group -** The Outdoor Group consists of *Merrell®* footwear, *Merrell®* apparel and accessories, *Patagonia®* footwear and *Chaco®* footwear.

    Merrell® Footwear: *Merrell®* footwear is designed to inspire and encourage participation in the outdoors. Known for quality, durability and comfort, the *Merrell®* footwear line uses a variety of proprietary designs and technologies to create footwear with distinctive styling, performance and comfort features for use on the trail or in town. *Merrell®* footwear products offer a wide range of styles from technical hiking, multi-sport footwear and the minimalist *Merrell®* Barefoot Collection, to versatile lifestyle products for more casual outdoor adventures for men, women and kids. *Merrell®* footwear products are sold primarily through outdoor specialty retailers, sporting goods chains, department stores, online retailers and catalogs.

    Merrell® Apparel and Accessories: The *Merrell®* apparel line extends the *Merrell®* commitment to an active outdoor lifestyle with a versatile line of apparel built for the summit or the street. The apparel line features stylized lifestyle silhouettes built with the technical, high performance, weather fighting materials that consumers expect from an outdoor brand. In addition to *Merrell®* apparel, the Outdoor Group markets *Merrell®* accessories, including packs, bags and luggage for men and women.

    Patagonia® Footwear: Pursuant to an agreement with Lost Arrow Corporation, the Company has the exclusive footwear marketing and distribution rights under *Patagonia®* and other trademarks. The *Patagonia®* footwear line focuses primarily on casual and outdoor performance footwear. *Patagonia®* is a registered trademark of Patagonia, Inc.

    Chaco® Footwear: The *Chaco®* footwear line focuses primarily on performance sandals and closed-toe products for the outdoor enthusiast.

2. **The Heritage Group -** The Heritage Group markets footwear, apparel and accessories products under the *Wolverine®* brand and footwear under the *Cat®*, *Bates®*, *Harley-Davidson®* and *HyTest®* brands.

Wolverine® Footwear: The *Wolverine®* brand offers high-quality boots and shoes that incorporate innovative technologies to deliver comfort and durability. The *Wolverine®* brand, in existence for well over 100 years, markets footwear in three categories: (i) work and industrial; (ii) outdoor sport; and (iii) rugged casual. The development of *DuraShocks®*, *MultiShox®*, *Wolverine Fusion®* and *Wolverine Compressor®* technologies, as well as the development of the *Contour Welt®* line, have allowed the *Wolverine®* brand to offer a broad line of work footwear with a focus on comfort. The *Wolverine®* work product line, whose target consumers are industrial workers, features work boots and shoes with protective features such as toe caps, metatarsal guards and electrical hazard protection. The *Wolverine®* rugged casual and outdoor sport product lines incorporate *DuraShocks®*, *Wolverine iCS®* and other technologies and comfort features into products designed for casual and outdoor sport use. The target consumers for the rugged casual line products have active lifestyles. The outdoor sport line is designed to meet the needs of hunters, fishermen and other active outdoor sports enthusiasts.

Wolverine® Apparel and Licensing: The Heritage Group markets a line of work and rugged casual *Wolverine®* brand apparel. In addition, the Company licenses its *Wolverine®* brand for use on eyewear and gloves.

Cat® Footwear: Pursuant to a license arrangement with Caterpillar, Inc., the Company has exclusive footwear marketing and distribution rights under *Caterpillar®*, *Cat®*, Cat & Design, *Walking Machines®* and other trademarks. The Company believes the association with *Cat®* equipment encourages customers to view the footwear as high-quality, rugged and durable. *Cat®* brand footwear products include work boots and shoes, sport boots, rugged casual and lifestyle footwear, including lines of work and casual footwear featuring *iTechnology™* and *Hidden Tracks®* comfort features. *Cat®* footwear targets work and industrial users and active lifestyle users. *Cat®*, *Caterpillar®*, Cat & Design and *Walking Machines®* are registered trademarks of Caterpillar Inc.

Bates® Uniform Footwear: The *Bates®* brand is a leader in supplying footwear to military and civilian uniform wearers. *Bates®* utilizes *DuraShocks®*, *DuraShocks SR™*, *Wolverine iCS®* and other proprietary comfort technologies in the design of its military-style boots and oxford shoes. *Bates®* contracts with the United States Department of Defense and the military branches of several foreign countries to supply military footwear. Civilian uniform users include individuals in police, security, postal, restaurant and other industrial occupations. *Bates®* products are also distributed through specialty retailers and catalogs.

Harley-Davidson® Footwear: Pursuant to a license arrangement with the Harley-Davidson Motor Company, the Company has footwear marketing and distribution rights for *Harley-Davidson®* branded footwear. *Harley-Davidson®* branded footwear products include motorcycle, casual, fashion, work and western footwear for men, women and children. *Harley-Davidson®* footwear is sold globally through a network of independent *Harley-Davidson®* dealerships and other retail outlets. *Harley-Davidson®* is a registered trademark of H-D Michigan, Inc.

HyTest® Safety Footwear: The *HyTest®* product line consists primarily of high-quality work boots and shoes that incorporate various specialty safety features designed to protect against hazards of the workplace, including steel toe, composite toe, metatarsal guards, and electrical hazard, static dissipating and conductive footwear. *HyTest®* footwear is distributed primarily through a network of independently-owned *Shoemobile®* mobile truck retail outlets providing direct sales of the Company's occupational and work footwear brands to workers at industrial facilities and also through direct sales arrangements with large industrial customers.

3. **The Lifestyle Group** - The Lifestyle Group consists of *Hush Puppies®* footwear and apparel, *Sebago®* footwear and apparel, *Cushe®* and *Soft Style®* footwear.

   Hush Puppies®: Since 1958, the *Hush Puppies®* brand has been a leader in casual footwear. The brand offers shoes, sandals and boots for men, women and children. The brand's modern styling is complemented by a variety of comfort features and proprietary technologies that have earned the brand its reputation for comfort, style and value. In addition, the Company licenses the *Hush Puppies®* brand for use on certain items, including apparel, eyewear, handbags, socks, watches and plush toys.

   Sebago®: The *Sebago®* product line has been marketed since 1946 and consists primarily of performance nautical and American-inspired casual footwear for men and women, such as boat shoes and hand sewn loafers. Highly recognized *Sebago®* line extensions include *Sebago Docksides®*, *Drysides®* and *Triwater™*. The *Sebago®* manufacturing and design tradition of quality components, durability, comfort and "Americana" heritage is further supported by targeted distribution to better-grade independent, marine and department store retailers throughout the world.

   Cushe®: The *Cushe®* business focuses on relaxed, design-led footwear for active men and women. The *Cushe®* Footwear business targets younger adult consumers and better-grade retailers with products ranging from sport casual footwear to sandals. *Cushe®* is marketed under three primary collections: Universal Traveler, Urban Safari and Coastal Supremacy.

   Soft Style®: The *Soft Style®* product line consists primarily of women's dress and casual footwear.

4. **The Performance + Lifestyle Group** - PLG consists of *Keds®* footwear, *Saucony®* footwear and apparel, *Sperry Top-Sider®* footwear and apparel, *and Stride Rite® footwear.*

   Keds®: The *Keds®* brand is an authentic casual lifestyle brand with a foundation in canvas footwear. This iconic American brand was founded in 1916 when *Keds®* redefined footwear with the introduction of the *Champion®* sneaker. The simple and chic design ignited a style revolution, capturing the hearts of girls everywhere from fashion icons to the girl next door. Today, *Keds®* is a head-to-toe fashion lifestyle brand fueled by a passion for imagination, inspiring a new generation of girls to stay authentic, optimistic and brave. The brand targets teen girl consumers through an extensive collection of *Champion®* originals, as well as a wide assortment of fashion sneakers and slip-ons. The brand's product architecture consists of both core offerings and seasonal iterations featuring updated prints, patterns, materials and constructions.

   Saucony®: The *Saucony®* brand is a leading global performance running brand with roots dating back to 1898. *Saucony®* targets elite, dedicated and casual running consumers through best-in-class design, innovation and performance technology. The brand is focused on meeting the biomechanical needs of runners while maximizing comfort and protection, bringing to market innovations such as: *PowerGrid™* midsole technology; *Sauc-Fit®*, *ComfortLite Sock Liner™ and HydraMAX™* upper technologies; and *iBR+™* and *XT-900™* outsole material innovations. *Saucony®* offers five categories of footwear product—technical, natural motion, race, trail and lifestyle originals, as well as a complete line of performance running apparel. Through the Find Your Strong™ brand platform, *Saucony®* is strengthening connections with consumers and elevating the position of the brand globally. The brand's products are distributed primarily through leading run specialty and sporting goods retailers.

Sperry Top-Sider®: *Sperry Top-Sider®* is a leading nautical performance and lifestyle brand offering footwear, apparel and accessories to a broad range of consumers globally. The brand has been an American favorite since 1935 with the advent of the industry's first boat shoe. Today, *Sperry Top-Sider®* remains the unquestioned leader in the boat shoe category, but has also expanded its business into casuals, dress casuals, wet weather, boots and vulcanized product categories. The brand has evolved into a well-balanced, multi-category, year-round business for men, women and children. In addition to its lifestyle products, *Sperry Top-Sider®* also offers sport-specific and athlete-tested performance footwear solutions for sailors, boaters, anglers and multi-water sports enthusiast. The Advance Water Technologies™ product collection featuring *ASV™ (Anti-Shock and Vibration), Grip X3 Technology®* and *SON-R Technology®* has allowed *Sperry Top-Sider®* to reinforce its position as an innovation leader in these categories. The brand is primarily distributed through leading premium and better lifestyle retailers as well as through its own company-owned specialty retail stores.

Stride Rite®: With a history dating back to 1919, *Stride Rite®* is the industry leader in kid-focused footwear technology and innovation. Trusted by parents everywhere, and endorsed by the American Podiatric Medical Association, *Stride Rite®* is focused on delivering the best possible footwear for kids under 9 across a range of categories. All *Stride Rite®* product is created from an in-depth knowledge and understanding of how children walk and grow; every new material and component is rigorously tested to ensure safety, proper fit and durability for kids. *Stride Rite's®* RITE STEPs™ program, featuring the brand's proprietary Sensory Response Technology™, is a full footwear solution that meets kid's needs from pre-walkers to pre-schoolers. *Stride Rite®* sells its own namesake brand, as well as kid's footwear offerings from *Saucony®*, *Sperry Top-Sider®*, *Keds®* and select other footwear brands, through a network of mall-based specialty retail stores and a consumer-direct website. *Stride Rite®* also distributes footwear through better department stores, footwear independents, sporting goods, mall specialty, online retailers and national family footwear stores.

Consumer-Direct

The operating groups for the Company's consumer direct reportable segment for fiscal 2012 are described below.

1. **Wolverine Retail** consists of the Company's legacy consumer-direct business, operating 87 North American and 12 United Kingdom-based retail stores at December 29, 2012. These stores are operated under the *Hush Puppies®*, *Hush Puppies and Family℠*, *Track'N Trail®*, *Sebago®*, *Wolverine Company Store®*, *Rockford Footwear Depot®* and *Merrell®* names. The *Wolverine Company Store®*, *Track'N Trail®*, *Hush Puppies®* and *Hush Puppies and Family℠* retail formats carry a large selection of Company-branded products, featuring such brands as *Wolverine®*, *Merrell®*, *Hush Puppies®*, *Cat®*, *Chaco®*, *Cushe®*, *Patagonia®*, *Sebago®* and *Harley-Davidson®*. The Company also operates *Merrell®* specialty stores, *Hush Puppies®* specialty stores and *Sebago®* specialty stores, providing a platform to showcase these brands exclusively. In addition, Wolverine retail operates 38 consumer-direct retail websites, including *www.merrell.com, www.wolverine.com, www.cushe.com, www.hushpuppies.com, www.chacos.com, www.catfootwear.com*, *www.sebago.com* and *www.batesfootwear.com*.

2. **PLG Retail** markets its products directly to consumers through a variety of owned formats: *Stride Rite®* specialty and outlet children's stores, *Stride Rite®* store-in-stores, *Sperry Top-Sider®*

specialty and outlet stores, *Saucony®* outlet stores and eCommerce websites. At December 29, 2012, PLG retail included 345 stores, owned or licensed primarily in North America and 25 consumer-direct retail websites. *Stride Rite®* children's stores are located primarily in large regional shopping centers, clustered generally in the major metropolitan areas of the U.S. Stride *Rite®* outlet stores, in addition to children's footwear, also carry a broad range of footwear for adults. Most of the outlet stores are located in shopping centers consisting only of outlet stores. PLG retail also operates *Stride Rite®* shoe departments within select locations of a large U.S. department store chain. *Sperry Top-Sider®* stores tend to be located in affluent areas that embrace the nautical lifestyle that the brand projects.

Other Businesses

In addition to its branded wholesale footwear, apparel and licensing and consumer-direct reportable segments, the Company also operates a performance leathers business through its Wolverine Leathers Division.

The Wolverine Leathers Division The Wolverine Leathers Division markets pigskin leather for use primarily in the footwear industry. The Company believes pigskin leather offers superior performance and other advantages over cowhide leather. The Company's waterproof and stain resistant leathers are featured in some of the Company's footwear lines and many products offered by the Company's international licensees and distributors.

Marketing

The Company's marketing strategy is to develop brand-specific plans and related promotional materials for U.S. and international markets to foster a consistent message for each of the Company's core brands. Each brand operating group has dedicated marketing personnel who develop the marketing strategy for brands within that group. Marketing campaigns and strategies vary by brand and are designed to target accounts and/or end users as the branded operating groups strive to increase awareness of, and affinity for, the Company's brands. The Company's advertisements typically emphasize fashion, comfort, quality, durability, functionality and other performance and lifestyle aspects of the Company's products. Components of the brand-specific plans vary and may include print, radio and television advertising, search engine optimization, social networking sites, event sponsorships, in-store point-of-purchase displays, promotional materials, and sales and technical assistance.

The Company's branded operating groups provide its licensees and distributors with creative direction, brand images and other materials to convey consistent brand messaging, including (i) direction on the categories of footwear to be promoted, (ii) photography and layouts, (iii) broadcast advertising, including commercials and film footage, (iv) point-of-purchase presentation specifications, blueprints and packaging, (v) sales materials and (vi) consulting services regarding retail store layout and design. The Company believes its brand names represent a competitive advantage, and the Company makes significant expenditures on marketing and promotion to support the position of its products and enhance brand awareness.

Domestic Sales and Distribution

The Company targets a wide variety of domestic distribution channels and strategies to distribute its branded products:

- The Company uses a dedicated sales force and customer service team, advertising and point-of-purchase support and maintains in-stock inventories to service department stores, national chains, specialty retailers, catalogs, independent retailers, uniform outlets and its own consumer-direct business.
- Volume direct programs ship products directly to the retail customer without going through a Company distribution center and provide products at competitive prices with limited marketing support. The Company uses these programs to service major retail, catalog, mass merchant and government customers.

- A network of independent *Shoemobile®* distribution outlets distributes the Company's work and occupational footwear at industrial facilities.

- The Company solicits all branches of the U.S. military and submits bids for contracts to supply specific footwear products. Such contracts typically contain future purchase options that may or may not be exercised.

In addition to its wholesale activities, the Company also operates a consumer-direct business as described above. The Company continues to develop new programs, both independently and in conjunction with its retail customers, for the distribution of its products.

A broad distribution base insulates the Company from dependence on any one customer. No customer of the Company accounted for more than 10% of the Company's revenue in fiscal 2012.

The Company experiences moderate fluctuations in sales volume during the year as reflected in quarterly revenue (and taking into consideration the 16 weeks or 17 weeks included in the Company's fiscal fourth quarter versus the 12 weeks included in each of the first three fiscal quarters). The Company expects current seasonal sales patterns to continue in future years. The Company also experiences some fluctuation in its levels of working capital, typically including an increase in net working capital requirements near the end of the first and third fiscal quarters. The Company meets its working capital requirements through internal free cash flow and, as needed, a Revolving Credit Facility.

International Operations and Global Licensing

The Company's foreign-sourced revenue is generated from a combination of (i) sales of branded footwear and apparel through the Company's owned operations in Canada, the United Kingdom and certain countries in continental Europe, (ii) sales to third-party distributors for certain markets and businesses, and (iii) royalty income from a network of third-party licensees and distributors, and income from joint ventures that market the Company's branded products in certain countries in South America and Asia. The Company's international owned operations are located in markets where the Company believes it can gain a strategic advantage by directly controlling the sale of its products into retail accounts. License and distribution arrangements enable the Company to develop sales in other markets without the capital commitment required to maintain related foreign operations, employees, inventories or localized marketing programs. During fiscal 2012, the Company formed joint ventures to market and distribute footwear and apparel in Colombia and India. The Company believes that these joint ventures will provide it with a more meaningful ownership stake and near-term brand impact in these fast-growing markets than its traditional licensee and distributor arrangements.

The Company continues to develop its network of licensees and distributors to market its branded products. The Company assists its licensees in designing products that are appropriate to each foreign market, but consistent with the global brand positioning. Pursuant to distribution or license agreements, third-party licensees and distributors either purchase goods directly from the Company and authorized third-party manufacturers or manufacture branded products themselves, consistent with Company standards. Distributors and licensees are responsible for independently marketing and distributing the Company's branded products in their respective territories, with product and marketing support from the Company.

Manufacturing and Sourcing

The Company directly controls the majority of the units of footwear and apparel manufactured or sourced under the Company's brand names. The Company's licensees directly control the balance. A substantial majority of the units sourced or manufactured by the Company are procured from third parties, with the remainder produced at Company-owned facilities. The Company sources a majority of its footwear from numerous third-party manufacturers in the Asia Pacific region, South America and India. The Company maintains offices in the Asia

Pacific region to facilitate and develop strategies for the sourcing and importation of quality footwear and apparel. The Company has established guidelines for each of its third-party manufacturers in order to monitor product quality, labor practices and financial viability. The Company has adopted "Engagement Criteria for Partners & Sources," a policy that requires that the Company's domestic and foreign manufacturers, licensees and distributors use ethical business standards; comply with all applicable health and safety laws and regulations; commit to use environmentally safe practices; treat employees fairly with respect to wages, benefits and working conditions; and not use child or prison labor. Footwear produced by the Company is manufactured at Company-operated facilities located in Michigan and the Dominican Republic.

The Company's owned manufacturing operations allow the Company to (i) reduce its production lead time, to more quickly respond to market demand and reduce inventory risk, (ii) lower freight, shipping and duty costs for sales to certain markets, and (iii) more closely monitor product quality. The Company's third-party sourcing strategy allows the Company to (i) benefit from lower manufacturing costs and state-of-the-art manufacturing facilities, (ii) source high quality raw materials from around the world, and (iii) avoid capital expenditures necessary for additional owned factories. The Company believes that its overall global manufacturing strategy provides the flexibility to properly balance the need for timely shipments, high quality products and competitive pricing.

The Company's principal required raw material is quality leather, which it purchases from a select group of domestic and foreign suppliers. The global availability of common upper materials and specialty leathers eliminates any reliance by the Company on a sole supplier.

The Company currently purchases all of the raw pigskins used for its Wolverine Leathers Division from one domestic source, which has been a reliable and consistent supplier to the Company for over 40 years. Alternative sources of raw pigskin are available, but with less advantageous pricing, quality and compatibility with the Company's processing method. The Company purchases all of its other raw materials and component parts from a variety of sources and does not believe that any of these sources are a dominant supplier.

The Company is subject to the normal risks of doing business abroad due to its international operations, including the risk of expropriation, acts of war or terrorism, political disturbances and similar events, the imposition of trade barriers, quotas, tariffs and duties, loss of most favored nation trading status and currency and exchange rate fluctuations. With respect to international sourcing activities, management believes that over a period of time, it could arrange adequate alternative sources of supply for the products currently obtained from its foreign suppliers, but that a sustained disruption of such sources of supply could have an adverse impact on the Company's results of operations and financial position.

Trademarks, Licenses and Patents

The Company holds a significant portfolio of registered and common law trademarks that identify its branded products and technologies. The Company's owned trademarks include *Hush Puppies*®, Dog Likeness (registered design trademark), *Wolverine*®, *Bates*®, *Cushe*®, *Chaco*®, *Soft Style*®, *Wolverine Fusion*®, *DuraShocks*®, *MultiShox*®, *Wolverine Compressor*®, *Wolverine ICS*®, *Hidden Tracks*®, *iTechnology*™, *Bounce*®, *Comfort Curve*®, *HyTest*®, *Merrell*®, M Circle Design (registered design trademark), *Continuum*®, *Sebago*®, *Q Form*®, *Sperry Top-Sider*®, *Saucony*®, *Stride Rite*® and *Keds*®. The Company's Wolverine Leathers Division markets its pigskin leathers under the trademarks *Wolverine Warrior Leather*®, *Weather Tight*® and *All Season Weather Leathers*™. The Company has footwear marketing and distribution rights under the *Cat*®, *Harley-Davidson*® and *Patagonia*® trademarks pursuant to license arrangements with the respective trademark owners. The *Cat*®, *Harley-Davidson*®, and *Patagonia*® licenses extend for three or more years and are subject to early termination for breach.

The Company believes that consumers identify its products by the Company's trademarks and that its trademarks are valuable assets. The Company is not aware of any third-party infringing uses or any prior claims of ownership of its trademarks that could materially affect its current business. The Company has a policy of registering its primary trademarks and vigorously defending its trademarks against infringement or other threats whenever practicable. The Company also holds many design and utility patents, copyrights and various other proprietary rights. The Company vigorously protects its proprietary rights under applicable laws.

Order Backlog

At the end of fiscal 2012, the Company had an order backlog of approximately $879.4 million compared to an order backlog of approximately $483 million at the end of fiscal 2011. The increase in the fiscal 2012 backlog reflects the fiscal 2012 acquisition of PLG. A majority of the backlog relates to orders for products expected to be shipped in 2013. Orders in the backlog are subject to cancellation by customers and to changes in planned customer demand or at-once orders. The backlog at any particular time is affected by a number of factors, including seasonality, retail conditions, expected customer demand, product availability and the schedule for the manufacture and shipment of products. Accordingly, a comparison of backlog from period to period is not necessarily meaningful and may not be predictive of eventual actual shipments.

Competition

The Company markets its footwear and apparel lines in a highly competitive and fragmented environment. The Company competes with numerous domestic and international marketers and importers, some of which are larger and have greater resources than the Company. The Company has a significant number of major competitors for its brands of footwear and apparel. Product performance and quality, including technological improvements, product identity, competitive pricing and ability to control costs, and the ability to adapt to style changes are all important elements of competition in the footwear and apparel markets served by the Company. The footwear and apparel industries in general are subject to changes in consumer preferences. The Company strives to maintain its competitive position through promotions designed to increase brand awareness, manufacturing and sourcing efficiencies, and the style, comfort and value of its products. Future sales by the Company will be affected by its continued ability to sell its products at competitive prices and to meet shifts in consumer preferences.

Because of the lack of reliable published statistics, the Company is unable to state with certainty its competitive position in the overall footwear and apparel industries. Market shares in the non-athletic footwear and apparel industry are highly fragmented, and no one company has a dominant market position.

Research and Development

In addition to normal and recurring product development, design and styling activities, the Company engages in research and development activities related to the development of new production techniques and to the improvement of the function, performance, reliability and quality of its branded footwear and other products. For example, the Company's continuing relationship with the Biomechanics Evaluation Laboratory at Michigan State University has helped validate and refine specific biomechanical design concepts, such as *Bounce*®, *DuraShocks*® and *Hidden Tracks*® comfort technologies that have been incorporated into the Company's footwear. With the acquisition of PLG, the Company now incorporates the research and testing capabilities of the *Saucony*® human performance and innovation lab as well as research funded at University labs including the University of Colorado and the University of Delaware with a particular focus on quantifying the interaction between footwear and apparel and runners' strides. While the Company expects to continue to be a leading developer of footwear innovations, research and development costs do not represent a material portion of operating expenses.

Environmental Matters

Compliance with foreign and domestic federal, state and local requirements regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, have not had, nor are they expected to have, any material effect on the capital expenditures, earnings or competitive position of the Company. The Company uses and generates certain substances and wastes that are regulated or may be deemed hazardous to the environment under certain federal, state and local regulations. The Company works with domestic and foreign federal, state and local agencies from time to time to resolve cleanup issues at various waste sites and other regulatory issues.

Employees

As of December 29, 2012, the Company had approximately 8,299 domestic and foreign production, office and sales employees. Approximately 58 employees were covered by a single union contract that expires on March 31, 2013. The Company presently considers its employee relations to be good.

Available Information

Information about the Company, including the Company's Code of Conduct & Compliance, Corporate Governance Guidelines, Director Independence Standards, Accounting and Finance Code of Ethics, Audit Committee Charter, Compensation Committee Charter, and Governance Committee Charter, is available at its website at *www.wolverineworldwide.com/investor-relations/corporate-governance*. Printed copies of the documents listed above are available, without charge, by writing to the Company at 9341 Courtland Drive, N.E., Rockford, Michigan 49351, Attention: General Counsel.

The Company also makes available on or through its website, free of charge, the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to those reports (along with certain other Company filings with the Securities and Exchange Commission ("SEC")), as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the SEC. These materials are also accessible on the SEC's website at *www.sec.gov*.

Item 1A. Risk Factors

Risks related to the Company's business

Changes in general economic conditions and other factors affecting consumer spending could adversely affect the Company's sales, operating results or financial position.

The Company's global operations depend on factors affecting consumer disposable income and spending patterns. These factors include general economic conditions, employment rates, business conditions, interest rates and tax policy in each of the markets and regions in which the Company operates. Customers may defer or cancel purchases of the Company's products due to uncertainty about global economic conditions. Consumer confidence may decline due to recessionary economic cycles, high interest rates on consumer or business borrowings, restricted credit availability, inflation, high levels of unemployment or consumer debt, high tax rates or other economic factors. For example, the challenging economic environment in Europe has adversely impacted the Company's results of operations in fiscal 2012, and the Company expects the adverse economic environment will continue to affect its sales and earnings across that region in the near future as the result of austerity measures imposed by certain governments and high levels of unemployment, as well as a general loss of consumer confidence. Declining consumer confidence could adversely affect demand for the Company's products. Changes in the amount or severity of bad weather and the growth or decline of global footwear, apparel or consumer-direct markets could negatively affect consumer spending. A decline in demand for the Company's products could reduce its revenues or profit margins.

General economic conditions and other factors such as those listed above may increase the Company's cost of sales and decrease the Company's profitability. The Company's profitability is also dependent on the prices of commodities, such as cotton, rubber and petroleum, used to make and transport its products, as well as the prices of labor, insurance and health care, all of which may be affected by general economic conditions.

The Company operates in competitive industries and markets.

The Company competes with a large number of marketers of footwear or apparel, and consumer-direct companies. Some of these competitors are larger and have greater resources than the Company. Important elements of such competition are product performance and quality, including technological improvements, product identity, competitive pricing and the ability to adapt to style changes. Consumer preferences and, as a result, the popularity of particular designs and categories of footwear and apparel, generally change over time. The Company strives to maintain and improve its competitive position by monitoring and responding to changes in consumer preferences, increasing brand awareness, gaining sourcing efficiencies, and enhancing the style, comfort and perceived value of its products. The Company's continued ability to sell its products at competitive prices and to meet shifts in consumer preferences will affect its future sales. If the Company is unable to respond effectively to competitive pressures and changes in consumer spending, its results of operations and financial position may be adversely affected.

Many of the Company's competitors have more developed consumer and customer bases, are able to sell their products at lower prices, or have greater financial, technical or marketing resources than the Company, particularly its competitors in the apparel and consumer-direct businesses. The Company's competitors may own more recognized brands; implement more effective marketing campaigns; adopt more aggressive pricing policies; make more attractive offers to potential employees, distribution partners and manufacturers; or respond more quickly to changes in consumer preferences. The Company's results of operations and financial position could be adversely affected if its strategic initiatives are not successful.

The Company's operating results could be adversely affected if it is unable to maintain its brands' positive images with consumers or adjust to changing footwear and apparel trends.

The Company's success depends in part on its brands' images. If the Company is unable to timely and appropriately respond to changing consumer preferences and evolving footwear and apparel trends, the names and images of its brands may be impaired. If the Company fails to react appropriately to changes in consumer preferences, consumers may consider its brands' images to be outdated or associate its brands with styles that are no longer popular. Such failures could result in substantial unsold inventory and adversely affect the Company's operating results.

The Company's operating results depend on effectively managing inventory levels.

The Company's ability to manage its inventories effectively is an important factor in its operations. Inventory shortages can impede the Company's ability to meet demand, adversely affect the timing of shipments to customers, and, consequently, diminish brand loyalty and decrease sales. Conversely, excess inventories can result in lower gross margins if the Company lowers prices in order to liquidate excess inventories. In addition, inventory may become obsolete as a result of changes in consumer preferences or otherwise. The Company's business, results of operations and financial position could be adversely affected if it is unable to effectively manage its inventory.

Increases or changes in duties, quotas, tariffs and other trade restrictions could adversely impact the Company's sales and profitability.

All of the Company's products manufactured overseas and imported into the U.S., the European Union and other countries are subject to customs duties collected by customs authorities. The customs information submitted by the Company is routinely subject to review by customs authorities. Additional U.S. or foreign customs duties, quotas, tariffs, anti-dumping duties, safeguard measures, cargo restrictions to prevent terrorism or other trade restrictions may be imposed on the importation of the Company's products in the future. The imposition of such costs or restrictions in foreign countries where the Company operates, as well as in countries where its third-party distributors and licensees operate, could result in increases in the cost of the Company's products generally and could adversely affect its sales and profitability.

Foreign currency exchange rate fluctuations could adversely impact the Company's business.

Foreign currency fluctuations affect the Company's reported revenue and profitability. Changes in currency exchange rates may impact the Company's financial results positively or negatively in one period and not another, which may make it difficult to compare its operating results from different periods. Currency exchange rate fluctuations may also adversely impact third parties that manufacture the Company's products by making their costs of raw materials or other production costs more expensive and more difficult to finance, thereby raising prices for the Company, its distributors and its licensees. The Company's hedging strategy may not be effective in reducing all risks, and no hedging strategy can completely insulate the Company from foreign exchange risk. The Company does not hedge foreign currency translation rate changes. For a more detailed discussion of the risks related to foreign currency fluctuation, see Item 7A, *Quantitative and Qualitative Disclosures About Market Risk.*

Significant supplier capacity constraints, supplier production disruptions, supplier quality issues or price increases could increase the Company's operating costs and adversely impact the Company's business.

The Company currently sources most of its products from third-party manufacturers in foreign countries, predominantly China. As is common in the industry, the Company does not have long-term contracts with its third-party suppliers. There can be no assurance that the Company will not experience difficulties with such suppliers, including reductions in the availability of production capacity, failures to meet production deadlines or increases in manufacturing costs. The Company's future results will depend partly on its ability to maintain positive working relationships with third-party suppliers.

Foreign manufacturing is subject to a number of risks, including work stoppages, transportation delays and interruptions, political instability, foreign currency fluctuations, changing economic conditions, expropriation, nationalization, the imposition of tariffs, import and export controls and other non-tariff barriers and changes in governmental policies. Various factors could significantly interfere with the Company's ability to source its products, including adverse developments in trade or political relations with China or other countries where it sources its products, or a shift in China's manufacturing capacity away from footwear and apparel to other industries. Any of these events could have an adverse effect on the Company's business, results of operations and financial position and, in particular, on the Company's ability to meet customer demands and produce its products in a cost-effective manner.

The cost of raw materials and services could adversely affect the Company's results of operations.

The Company's ability to competitively price its products depends on the cost of components, services, labor, equipment and raw materials, including leather and materials used in the production of footwear. The cost of services and materials is subject to change based on availability and market conditions that are difficult to predict. Various conditions, such as diseases affecting the availability of leather, affect the cost of the footwear marketed by the Company. In addition, fuel prices and numerous other factors, such as the possibility of service interruptions at shipping and receiving ports, affect the Company's shipping costs. Increases in cost for services and materials used in production could have a negative impact on the Company's results of operations and financial position. The Company purchases raw pigskins for its leathers operations from a single domestic source pursuant to short-term contracts. If this source fails to continue to supply the Company with raw pigskin or supplies the Company with raw pigskin on less favorable terms, the Company's cost of raw materials for its leathers operations could increase and, as a result, have a negative impact on the Company's results of operations and financial position.

Labor disruptions could adversely affect the Company's business.

The Company's business depends on its ability to source and distribute products in a timely manner. Labor disputes at or that affect independent factories where the Company's goods are produced, shipping ports, tanneries, transportation carriers, retail stores or distribution centers create significant risks for the Company's business, particularly if these disputes result in work slowdowns, lockouts, strikes or other disruptions during its peak manufacturing and importing seasons. Any labor dispute may have a material adverse effect on the Company's business, potentially resulting in cancelled orders by customers and unanticipated inventory accumulation, and may negatively impact the Company's results of operations and financial position.

A significant reduction in customer purchases of the Company's products or failure of customers to pay for the Company's products in a timely manner could adversely affect the Company's business.

The Company's financial success is directly related to its customers continuing to purchase its products. The Company does not typically have long-term contracts with its customers. Sales to the Company's customers are generally on an order-to-order basis and are subject to rights of cancellation and rescheduling by the customers. Failure to fill customers' orders in a timely manner could harm the Company's relationships with its customers. Furthermore, if any of the Company's major customers experiences a significant downturn in its business, or fails to remain committed to the Company's products or brands, that customers may reduce or discontinue purchases from the Company, which could have an adverse effect on the Company's results of operations and financial position.

The Company sells its products to customers and extends credit based on an evaluation of each customer's financial condition. The financial difficulties of a customer could cause the Company to stop doing business with that customer or reduce its business with that customer. The Company's inability to collect from its customers or a cessation or reduction of sales to certain customers because of credit concerns could have an adverse effect on the Company's business, results of operations and financial position.

The general trend toward consolidation in retail and specialty retail could lead to fewer customers, customers seeking more favorable price, payment or other terms from the Company and a decrease in the number of stores that carry its products. In addition, changes in the channels of distribution, such as the continued growth of Internet commerce and the trend toward the sale of private label products by major retailers, could have an adverse effect on the Company's results of operations and financial position.

The Company has been awarded a number of U.S. Department of Defense contracts that include future purchase options for *Bates*® footwear. The Department of Defense is not obligated to exercise these future purchase options for Bates® footwear or to solicit future footwear awards at levels consistent with historical awards or in a manner in which the Company, as a large business contractor, is eligible to bid. Failure by the Department of Defense to exercise purchase options or the Company's failure to secure future U.S. Department of Defense contracts could have an adverse effect on the Company's results of operations and financial position.

Seasonality and weather conditions affect the Company's business.

The Company markets and sells footwear and apparel suited for specific seasons, such as sandals in the summer season and boots in the winter season. If the weather conditions for a particular season vary significantly from those typical for the season, such as an unusually cold and rainy summer, or an unusually warm and dry winter, consumer demand for seasonally appropriate merchandise could be adversely affected. Lower demand for seasonally appropriate merchandise may result in excess inventory, forcing the Company to sell these products at significantly discounted prices, which would adversely affect the Company's results of operations. Conversely, if weather conditions permit the Company to sell seasonal products early in the season, this may reduce inventory levels needed to meet customers' needs later in that same season. Consequently, the Company's results of operations are highly dependent on future weather conditions and its ability to react to changes in weather conditions.

Changes in the credit markets could adversely affect the Company's financial success.

Changes in the credit markets could adversely impact the Company's future results of operations and financial position. If the Company's third-party distributors, suppliers and retailers are not able to obtain financing on favorable terms, or at all, they may delay or cancel orders for the Company's products, or fail to meet their obligations to the Company in a timely manner, either of which could adversely impact the Company's sales, cash flow and operating results. In addition, the lack of available credit or an increase in the cost of credit may significantly impair the Company's ability to obtain additional credit to finance future expansion plans, or refinance existing credit, on favorable terms, or at all.

Unfavorable findings resulting from a government audit could subject the Company to a variety of penalties and sanctions, and could negatively impact its future revenues.

The federal government has the right to audit the Company's performance under its government contracts. If a government audit discovers improper or illegal activities, the Company could be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies. The Company could also suffer serious harm to its reputation if the U.S. government alleges that the Company acted in an improper or illegal manner, whether or not any such allegations have merit. If, as the result of an audit or for any other reason, the Company is suspended or barred from contracting with the federal government generally, or any specific agency, if the Company's reputation or relationship with government agencies is impaired, or if the government otherwise ceases doing business with the Company or significantly decreases the amount of business it does with the Company, the Company's revenue and profitability would decrease. The Company is also subject to customs and other audits in various jurisdictions where it operates. Negative audit findings could have an adverse effect on the Company's results of operations and financial position.

An increase in the Company's effective tax rate or negative determinations by domestic or foreign tax authorities could have a material adverse effect on the Company's results of operations and financial position.

A significant amount of the Company's earnings are generated by its Canadian, European and Asia Pacific subsidiaries and, to a lesser extent, in jurisdictions that are not subject to income tax and free trade zones where it owns manufacturing operations. As a result, the Company's income tax expense has historically differed from the tax computed at the U.S. federal statutory income tax rate due to discrete items and because the Company does not provide for U.S. taxes on earnings it considers to be permanently reinvested in foreign operations. The Company's future effective tax rates could be unfavorably affected by a number of factors including: changes in the tax rates in jurisdictions in which the Company generates income; changes in, or in the interpretation of, tax rules and regulations in the jurisdictions in which the Company does business; decreases in the amount of earnings in countries with low statutory tax rates; or if the Company repatriates foreign earnings for which no provision for U.S. taxes has previously been made. An increase in the Company's effective tax rate could have a material adverse effect on its after-tax results of operations and financial position.

In addition, the Company's income tax returns are subject to examination by the Internal Revenue Service and other domestic and foreign tax authorities. The Company regularly assesses the likelihood of outcomes resulting from these examinations to determine the adequacy of its provision for income taxes, and establishes reserves for potential adjustments that may result from these examinations. While the Company believes the estimates used to establish these reserves are reasonable, there can be no assurance that the final determination of any of these examinations will not have an adverse effect on the Company's results of operations and financial position.

Failure of the Company's international licensees and distributors to meet sales goals or to make timely payments on amounts owed to the Company could adversely affect the Company's financial performance.

In many international markets, independent licensees or distributors sell the Company's products. Failure by the Company's licensees or distributors to meet planned annual sales goals or to make timely payments on amounts owed to the Company could have an adverse effect on the Company's business, results of operations and financial position, and it may be difficult and costly to locate an acceptable substitute distributor or licensee. If a change in licensee or distributor becomes necessary, the Company may experience increased costs, as well as substantial disruption and a resulting loss of sales and brand equity in the market where such licensee or distributor operates.

The Company's reputation and competitive position are dependent on its third-party manufacturers, distributors, licensees and others complying with applicable laws and the Company's ethical standards.

The Company requires its independent contract manufacturers, distributors, licensees and others with which it does business to comply with its ethical standards and applicable laws relating to working conditions and other matters. If a party with whom the Company does business is found to have violated the Company's ethical standards or applicable laws, the Company could receive negative publicity that could damage its reputation and negatively affect the value of its brands.

In addition, the Company relies on its licensees to help preserve the value of the Company's brands. Although the Company attempts to protect its brands through approval rights over design, production processes, quality, packaging, merchandising, distribution, advertising and promotion of its licensed products, the Company cannot completely control the use by its licensees of its licensed brands. The misuse of a brand by a licensee could adversely affect the value of such brand.

Global political and economic uncertainty could adversely impact the Company's business.

Concerns regarding acts of terrorism and regional and international conflicts have created significant global economic and political uncertainties that may have material and adverse effects on consumer demand, acceptance of U.S. brands in international markets, foreign sourcing of products, shipping and transportation, product imports and exports, and the sale of products in foreign markets, any of which could adversely affect the Company's ability to source, manufacture, distribute and sell its products. The Company is subject to risks related to doing business in developing countries and economically volatile areas. These risks include social, political and economic instability; nationalization of the Company's, or its distributors' and licensees', assets and operations by local government authorities; slower payment of invoices; and restrictions on the Company's ability to repatriate foreign currency or receive payment of amounts owed by third-party distributors and licensees. In addition, commercial laws in these areas may not be well developed or consistently administered, and new laws may be retroactively applied. Any of these risks could have an adverse impact on the Company's prospects and results of operations in these areas.

Concerns regarding the European debt crisis, market perceptions and euro instability could adversely affect the Company's business, results of operations and financing.

Concerns persist regarding the debt burden of certain countries in the Eurozone, in particular Greece, Italy, Ireland, Portugal and Spain, and their ability to meet future financial obligations, as well as the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. These concerns could lead to the re-introduction of individual currencies in one or more Eurozone countries, or, in more extreme circumstances, the possible dissolution of the euro as a currency. Should the euro be dissolved, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at that time. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of the Company's euro-denominated assets and obligations. In addition, concerns over the effect of this financial crisis on financial institutions in Europe and elsewhere could have an adverse impact on the capital markets generally and, more specifically, on the ability of the Company's customers, suppliers and lenders to finance their respective businesses.

If the Company is unsuccessful in establishing and protecting its intellectual property, the value of its brands could be adversely affected.

The Company invests significant resources to develop and protect its intellectual property, and it believes that its trademarks and other intellectual property rights are important to its future success. The Company's ability to remain competitive is dependent upon its continued ability to secure and protect trademarks, patents and other intellectual property rights in the U.S. and internationally for all of the Company's lines of business. The Company relies on a combination of trade secret, patent, trademark, copyright and other laws, license agreements and other contractual provisions and technical measures to protect its intellectual property rights; however, some countries' laws do not protect intellectual property rights to the same extent as do U.S. laws.

The Company's business could be significantly harmed if it is not able to protect its intellectual property, or if a court found it to be infringing on other persons' intellectual property rights. Any intellectual property lawsuits or threatened lawsuits in which the Company is involved, either as a plaintiff or as a defendant, could cost the Company a significant amount of time and money and distract management's attention from operating the Company's business. In addition, if the Company does not prevail on any intellectual property claims, then it may have to change its manufacturing processes, products or trade names, any of which could reduce its profitability. In addition, some of the Company's branded footwear operations are operated pursuant to licensing agreements with third-party trademark owners. These agreements are subject to early termination for breach. Expiration or early termination of any of these license agreements by the licensor could have a material adverse effect on the Company's business, results of operations and financial position.

The Company periodically discovers products that are counterfeit reproductions of its products or that it believes otherwise infringe on its intellectual property rights. The Company has not always been able to stop production and sales of counterfeit products and infringement of its intellectual property rights. The actions the Company takes to establish and protect trademarks, patents and other intellectual property rights both inside and outside of the U.S. may not be adequate to prevent imitation of its products by others. Continued sales of products that infringe the Company's intellectual property rights could adversely affect its sales, devalue its brands and result in the shift of consumer preference away from its products.

The Company's inability to attract and retain executive managers and other key employees, or the loss of one or more executive managers or other key employees, could adversely affect the Company's business.

The Company depends on its executive management and other key employees. In the footwear, apparel and consumer-direct industries, competition for key executive talent is intense, and the Company's failure to identify, attract or retain executive managers or other key employees could adversely affect its business. The Company must offer and maintain competitive compensation packages to effectively recruit and retain such individuals. Further, the loss of one or more executive managers or other key employees, or the Company's failure to successfully implement succession planning, could adversely affect the Company, its results of operations or financial position.

Inflationary pressures and other pressures may lead to higher employment and pension costs for the Company.

General inflationary pressures, changes in employment laws and regulations, and other factors could increase the Company's overall employment costs. The Company's employment costs include costs relating to health care benefits and benefits under its retirement plans, including U.S.-based defined benefit plans. The annual cost of benefits can vary significantly depending on a number of factors, including changes in the assumed or actual rate of return on pension plan assets, a change in the discount rate used to determine the annual service cost related to the defined benefit plans, a change in method or timing of meeting pension funding obligations and the rate of health care cost inflation. Increases in the Company's overall employment and pension costs could have an adverse effect on the Company's business, results of operations and financial position.

Disruption of the Company's information technology systems could adversely affect the Company's business.

The Company's information technology systems are critical to the operations of its business. Any interruption, unauthorized access, impairment or loss of data integrity or malfunction of these systems could severely impact the Company's business, including as a result of delays in product fulfillment and reduced efficiency in operations. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems, or with maintenance or adequate support of existing systems, could disrupt or reduce the efficiency of the Company's operations.

If the Company encounters problems affecting its distribution system, its ability to deliver its products to the market could be adversely affected.

The Company relies on owned or independently operated distribution facilities to warehouse and ship products to its customers. The Company's distribution system includes computer-controlled and automated equipment, which may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, power interruptions or other system failures. Because substantially all of the Company's products are distributed from a relatively small number of locations, its operations could also be interrupted by earthquakes, floods, fires or other natural disasters near its distribution centers. The Company maintains business interruption insurance, but it may not adequately protect the Company from the adverse effects that could be caused by significant disruptions affecting its distribution facilities, such as the long-term loss of customers or an erosion of brand image. In addition, the Company's distribution capacity is dependent on the timely performance of services by third parties, including the transportation of products to and from the Company's distribution facilities. If the Company encounters problems affecting its distribution system, its ability to meet customer expectations, manage inventory, complete sales and achieve operating efficiencies could be materially adversely affected.

Failure to maintain the security of personally identifiable and other information of the Company's customers and employees could negatively impact its business.

In connection with the Company's business, it collects and retains significant volumes of certain types of personally identifiable and other information pertaining to its customers and employees. Theft, loss, fraudulent use or misuse of customer, employee or the Company's other data as a result of cybercrime or otherwise could adversely impact the Company's reputation and could result in significant costs, fines, litigation or regulatory action against the Company.

The Company faces risks associated with its growth strategy and acquiring businesses.

The Company has expanded its products and markets in part through strategic acquisitions, and it may continue to do so in the future, depending on its ability to identify and successfully pursue suitable acquisition candidates. Acquisitions, including the recent PLG acquisition, involve numerous risks, including risks inherent in entering new markets in which the Company may not have prior experience; potential loss of significant customers or key personnel of the acquired business; managing geographically-remote operations; and potential diversion of management's attention from other aspects of the Company's business operations. Acquisitions may also cause the Company to incur debt or result in dilutive issuances of its equity securities, write-offs of goodwill and substantial amortization expenses associated with other intangible assets. The Company may not be able to obtain financing on favorable terms that may be necessary to finance future acquisitions, making any such acquisitions more expensive. Any such financing may have onerous terms that restrict the Company's operations. The Company cannot provide assurance that it will be able to successfully integrate the operations of any acquired businesses into its operations and achieve the expected benefits of any acquisitions. The failure to successfully integrate newly acquired businesses or achieve the expected benefits of strategic acquisitions in the future could have an adverse effect on the Company's results of operations and financial position. The Company may not consummate a potential acquisition for a variety of reasons, but it may nonetheless incur material costs in the preliminary stages of such an acquisition that it cannot recover.

Maintenance and growth of the Company's business depends upon the availability of adequate capital.

The maintenance and growth of the Company's business depends on the availability of adequate capital, which in turn depends in large part on cash flow generated by the Company's business and the availability of equity and debt financing. The Company cannot provide assurance that its operations will generate positive cash flow or that it will be able to obtain equity or debt financing on acceptable terms or at all. Further, the Company cannot provide assurance that it will be able to finance any expansion plans.

Expanding the Company's brands into new markets and expanding its owned consumer-direct operations may be difficult and costly, and unsuccessful efforts to do so may adversely affect the Company's brands and business.

As part of the Company's growth strategy, it seeks to enhance the positioning of its brands, to extend its brands into complementary product categories, to expand geographically, and to expand its owned consumer-direct operations. There can be no assurance that the Company will be able to successfully implement any or all of these growth strategies, which could have an adverse effect on its results of operations and financial position.

Part of the future growth of the Company's owned consumer-direct operations is significantly dependent on the Company's ability to operate stores in desirable locations at reasonable lease costs. The Company cannot be sure as to when or whether such desirable locations will become available at reasonable costs. Further, if the Company is unable to renew or replace its existing store leases or enter into leases for new stores at attractive locations on favorable terms, or if the Company violates any of the terms of its current leases, its growth and profitability could be harmed.

Changes in government regulation may increase the Company's costs of compliance and failure to comply with government regulations or other standards may adversely affect its brands and business.

The Company's business is affected by changes in government and regulatory policies in the U.S. and in foreign jurisdictions. New requirements relating to product safety and testing and new environmental requirements, as well as changes in tax laws, duties, tariffs and quotas, could have a negative impact on the Company's ability to produce and market footwear at competitive prices. Failure to comply with such regulations, as well as comply with ethical, social, product, labor and environmental standards, could also jeopardize the Company's reputation and potentially lead to various adverse consumer actions, including boycotts. Any negative publicity about these types of concerns may reduce demand for the Company's merchandise. Damage to the Company's reputation or loss of consumer confidence for any of these or other reasons could adversely affect the Company's results of operations, as well as require additional resources to rebuild its reputation.

The Company's operations are subject to environmental and workplace safety laws and regulations, and costs or claims related to these requirements could adversely affect the Company's business.

The Company's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air, soil and water, the management and disposal of solid and hazardous materials and wastes, employee exposure to hazards in the workplace, and the investigation and remediation of contamination resulting from releases of hazardous materials. Failure to comply with legal requirements could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. The Company may incur investigation, remediation or other costs related to releases of hazardous materials or other environmental conditions at its currently or formerly owned or operated properties, regardless of whether such environmental conditions were created by the Company or a third party, such as a prior owner or tenant. The Company has incurred, and continues to incur, costs to address soil and groundwater contamination at some locations. If such issues become more expensive to address, or if new issues arise, they could increase the Company's expenses, generate negative publicity, or otherwise adversely affect the Company.

The disruption, expense and potential liability associated with existing and future litigation against the Company could adversely affect its reputation, financial position or results of operations.

The Company is a defendant from time to time in lawsuits and regulatory actions relating to its business. Due to the inherent uncertainties of litigation and regulatory proceedings, the Company cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have an adverse impact on the Company's business, financial position and results of operations. In addition, regardless of the outcome of any litigation or regulatory proceedings, such proceedings are expensive and may require that the Company devote substantial resources and executive time to the defense of such proceedings.

Provisions of Delaware law and the Company's certificate of incorporation and bylaws could prevent or delay a change in control or change in management that could be beneficial to the Company's stockholders.

Provisions of the Company's certificate of incorporation and bylaws, as well as provisions of Delaware law, could discourage, delay or prevent a merger, acquisition or other change in control of the Company. These provisions are intended to protect stockholders' interests by providing the Company's Board of Directors a means to attempt to deny coercive takeover attempts or to negotiate with a potential acquirer in order to obtain more favorable terms. Such provisions include a Board of Directors that is classified so that only one-third of directors stand for election each year. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions.

There are risks, including stock market volatility, inherent in owning the Company's common stock.

The market price and volume of the Company's common stock have been, and may continue to be, subject to significant fluctuations. These fluctuations may arise from general stock market conditions, the impact of risk factors described in this Item 1A on the Company's financial position and results of operations, a change in sentiment in the market regarding the Company's business prospects or other factors, many of which may be outside the Company's immediate control. Changes in the amounts and frequency of share repurchases or dividends could adversely affect the value of the Company's common stock.

Risks related to the recent acquisition of PLG

The Company's failure to successfully integrate PLG or realize the benefits of the transaction in a timely and cost-efficient manner could adversely affect the Company's business.

The success of the PLG acquisition will depend, in part, on the Company's ability to fully realize the anticipated benefits and synergies from combining its business and PLG. To realize these anticipated benefits and synergies, the Company must successfully integrate its business with PLG. Any failure to timely realize these anticipated benefits and synergies could have a material adverse effect on the Company's results of operations and financial position. The integration process could result in the following: loss of key employees, suppliers, distributors, other business partners or significant customers; decreases in revenues; information technology systems integration disruptions; increases in taxes or operating or other costs; and/or the disruption of the Company's business, any of which could limit the Company's ability to achieve the anticipated benefits and synergies of the acquisition and could have an adverse effect on the Company's operating results. Integration efforts also require substantial commitments of management's attention and other resources, which could otherwise have been allocated to different uses that may have been beneficial to the Company.

The Company's indebtedness increased following the completion of the PLG acquisition, which could adversely affect the Company.

The Company's current indebtedness, which is significantly greater than the Company's indebtedness prior to the PLG acquisition, could adversely affect the Company by decreasing its business flexibility and increasing its borrowing costs. In connection with the acquisition, the Company entered into a credit agreement for a new $1.1

billion senior secured credit facility and issued $375 million aggregate principal amount of 6.125% eight year senior notes in a private offering. The new senior secured credit agreement and the indenture governing the senior notes contain customary restrictive covenants imposing operating and financial restrictions on the Company, including restrictions that may limit the Company's ability to engage in acts that may be in its long-term best interests. These covenants restrict the ability of the Company and certain of its subsidiaries to, among other things: incur or guarantee indebtedness; incur liens; pay dividends or repurchase stock; enter into transactions with affiliates; consummate asset sales, acquisitions or mergers; prepay certain other indebtedness; or make investments. In addition, the restrictive covenants in the senior secured credit agreement require the Company to maintain specified financial ratios and satisfy other financial condition tests.

These restrictive covenants may limit the Company's ability to finance future operations or capital needs or to engage in other business activities. The Company's ability to comply with any financial covenants could be materially affected by events beyond its control, and there can be no assurance that the Company will satisfy any such requirements. If the Company fails to comply with these covenants, it may need to seek waivers or amendments of such covenants, seek alternative or additional sources of financing or reduce its expenditures. The Company may be unable to obtain such waivers, amendments or alternative or additional financing on favorable terms or at all.

The Company will incur significant transaction and integration costs as a result of the PLG acquisition.

The Company has incurred significant transaction costs specifically attributable to the PLG acquisition, including investment banking, legal and accounting fees and expenses, and other related charges. In addition, the Company has incurred, and expects to continue to incur, significant costs in connection with fully integrating PLG into the Company's business. Costs incurred in connection with the PLG integration may be higher than expected. These costs could adversely affect the Company's financial position or results of operations.

The Company has made certain assumptions relating to the PLG acquisition in its forecasts that may prove to be materially inaccurate.

The Company has made certain assumptions relating to future revenue growth, cost savings, synergies and associated costs of the PLG acquisition. These assumptions may be inaccurate based on the information available to the Company, the failure to realize the expected benefits of the PLG acquisition, higher than expected transaction and integration costs and/or unknown liabilities, as well as general economic and business conditions that may adversely affect the combined company.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company operates its domestic administration, sales and marketing operations primarily from an owned facility of approximately 225,000 square feet in Rockford, Michigan, as well as a leased facility of approximately 147,000 square feet in Lexington, Massachusetts. The Company's manufacturing operations are conducted primarily at a combination of leased and owned facilities in Michigan and the Dominican Republic. The Company operates its U.S. distribution operations primarily through an owned distribution center in Rockford, Michigan, of approximately 305,000 square feet, a leased distribution center in Cedar Springs, Michigan, of approximately 356,000 square feet, a leased distribution center in Howard City, Michigan, of approximately 460,000 square feet, an owned distribution facility of approximately 520,000 square feet in Louisville, Kentucky, and a leased distribution facility of approximately 200,000 square feet in Brookville, Ohio.

The Company also leases and owns various other offices and distribution centers to meet its operational requirements. In addition, the Company operates retail stores through leases with various third-party landlords.

The Company conducts international operations in Canada, the United Kingdom, China, Hong Kong and continental Europe through leased distribution centers, offices and/or showrooms. The Company believes that its current facilities are suitable and adequate to meet its current needs.

Item 3. Legal Proceedings

The Company is involved in litigation and various legal matters arising in the normal course of business, including certain environmental compliance activities. The Company has considered facts related to legal and regulatory matters and advice of counsel handling these matters, and does not believe the ultimate resolution of such proceedings will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

Supplemental Item. Executive Officers of the Registrant

The following table lists the names and ages of the executive officers of the Company and the positions held with the Company as of February 27, 2013. The information provided below the table lists the business experience of each such Executive Officer for at least the past five years. All Executive Officers serve at the pleasure of the Board of Directors of the Company, or, if not appointed by the Board of Directors, they serve at the pleasure of management.

Name	Age	Positions held with the Company
Donald T. Grimes	50	Senior Vice President, Chief Financial Officer and Treasurer
R. Paul Guerre	48	Vice President, General Counsel and Secretary
Michael Jeppesen	53	President, Global Operations Group
Douglas M. Jones	47	Corporate Controller
Blake W. Krueger	59	Chairman of the Board, Chief Executive Officer and President
Pamela L. Linton	63	Senior Vice President, Global Human Resources
Michael D. Stornant	46	Vice President, Corporate Finance
James D. Zwiers	45	Senior Vice President and President, Performance Group

Donald T. Grimes has served the Company as Senior Vice President, Chief Financial Officer and Treasurer since May 2008. From 2007 to 2008, he was the Executive Vice President and Chief Financial Officer for Keystone Automotive Operations, Inc., a distributor of automotive accessories and equipment. Prior to Keystone, Mr. Grimes held a series of senior corporate and divisional finance roles at Brown-Forman Corporation, a manufacturer and marketer of premium wines and spirits. During his employment at Brown-Forman, Mr. Grimes was Vice President, Director of Beverage Finance from 2006 to 2007; Vice President, Director of Corporate Planning and Analysis from 2003 to 2006; and Senior Vice President, Chief Financial Officer of Brown-Forman Spirits America from 1999 to 2003.

R. Paul Guerre has served the Company as Vice President, General Counsel and Secretary since March 2012. From July 2003 to February 2012, Mr. Guerre was a partner with the law firm of Barnes & Thornberg LLP. Mr. Guerre was an attorney with the law firm of Warner Norcross & Judd LLP from 1991 to July 2003.

Michael Jeppesen has served the Company as President, Global Operations Group since January 2012. From 2005 to 2011, he was Senior Vice President, Design and Sourcing, for Collective Brands, Inc., a wholesaler and retailer of footwear and related accessories.

Douglas M. Jones has served the Company as Corporate Controller since September 2011. From 2009 to 2011, he was the Company's Director, Internal Audit. From 2006 to 2009, he was Director – Controls and Plant Financial Reporting for Indalex Inc., a manufacturer of extruded aluminum.

Blake W. Krueger has served the Company as Chairman since January 2010 and as Chief Executive Officer and President since April 2007. From October 2005 to April 2007, he served as Chief Operating Officer and President. From August 2004 to October 2005, he served as Executive Vice President and Secretary of the Company and President of the Heritage Brands Group. From November 2003 to August 2004, he served the Company as Executive Vice President, Secretary, and President of Caterpillar Footwear. From April 1996 to November 2003, he served the Company as Executive Vice President, General Counsel and Secretary. From 1993 to April 1996, he served as General Counsel and Secretary. From 1985 to 1996, he was a partner with the law firm of Warner Norcross & Judd LLP.

Pamela L. Linton has served the Company as Senior Vice President, Global Human Resources since December 2007. From 2005 to 2007, she was an independent consultant. From 2001 to 2005, she was Senior Vice President, Global Human Resources of American Greetings Corporation, a greeting card and gift wrap company.

Michael D. Stornant has served the Company as Vice President, Corporate Finance, since January 2013. From 2011 until January 2013, he served as Vice President and General Manager of Bates. From 2009 until 2011, he served as Vice President of Corporate Planning and Analysis. From 2008 until 2009, he served as Corporate Controller. From 2007 until 2008 he served as Senior Vice President of Owned Operations for the Global Operations Group. From 2003 until 2006 he served the Company as Director of Internal Audit. From 1996 until 2003 he held various finance-related positions at the Company.

James D. Zwiers has served the Company as Senior Vice President and President, Performance Group since January 2013. From March 2009 until January 2013, he served as Senior Vice President and President, Outdoor Group. From January 2008 until March 2009, he served as Senior Vice President of the Company. From October 2006 to December 2007, he served as President of the Company's Hush Puppies U.S. Division. From October 2005 to October 2006, he served as the Company's General Counsel and Secretary. From December 2003 to October 2005, he served as General Counsel and Assistant Secretary. From January 1998 to December 2003, he served the Company as Associate General Counsel and Assistant Secretary. From 1995 to 1998, he was an attorney with the law firm of Warner Norcross & Judd LLP.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on the New York Stock Exchange under the symbol "WWW." The following table shows the high and low stock prices on the New York Stock Exchange and dividends declared by fiscal quarter for 2012 and 2011. The number of stockholders of record on February 25, 2013, was 1,594.

	2012		2011	
Stock Price	High	Low	High	Low
First quarter	**$ 40.76**	**$ 33.30**	$ 37.52	$ 30.31
Second quarter	**$ 44.13**	**$ 34.00**	$ 40.48	$ 35.35
Third quarter	**$ 47.99**	**$ 36.97**	$ 43.36	$ 30.77
Fourth quarter	**$ 45.63**	**$ 39.47**	$ 39.48	$ 32.77

Cash Dividends Declared Per Share	**2012**	2011
First quarter	**$ 0.12**	$ 0.12
Second quarter	**$ 0.12**	$ 0.12
Third quarter	**$ 0.12**	$ 0.12
Fourth quarter	**$ 0.12**	$ 0.12

A quarterly dividend of $0.12 per share was declared during the first quarter of fiscal 2013. The Company currently expects that comparable cash dividends will be paid in future quarters in 2013.

The Company's senior secured credit agreement and senior notes indenture impose certain restrictions on the Company's ability to pay cash dividends. The Company may not pay a dividend if the Company is in default under the credit agreement or the indenture, or if payment of the dividend would cause a default under the credit agreement or the indenture, including the Company's covenant to meet prescribed leverage ratios.

See Item 12 for information with respect to the Company's equity compensation plans.

Stock Performance Graph

The following graph compares the five year cumulative total stockholder return on the Company's common stock to the Standard & Poor's Small Cap 600 Index and the Standard & Poor's 600 Footwear Index, assuming an investment of $100 at the beginning of the period indicated. The Company is part of both the Standard & Poor's Small Cap 600 Index and the Standard & Poor's Footwear Index. This Stock Performance Graph shall not be deemed to be incorporated by reference into the Company's SEC filings and shall not constitute soliciting material or otherwise be considered filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Five Year Cumulative Total Return Summary



200
150
100
50
0
DOLLARS
2007
2008
2009
2010
2011
2012
Wolverine World Wide, Inc.
S&P SmallCap 600 Index
S&P 600 Footwear Index

The following table provides information regarding the Company's purchases of its own common stock during the fourth quarter of fiscal 2012:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Amount that May Yet Be Purchased Under the Plans or Programs
Period 1 (September 9, 2012 to October 6, 2012)				
Common Stock Repurchase Program [1]	–	$ –	–	$ 86,416,818
Employee Transactions [2]	–	–		
Period 2 (October 7, 2012 to November 3, 2012)				
Common Stock Repurchase Program [1]	–	$ –	–	$ 86,416,818
Employee Transactions [2]	321	43.67		
Period 3 (November 4 2012 to December 1, 2012)				
Common Stock Repurchase Program [1]	–	$ –	–	$ 86,416,818
Employee Transactions [2]	232,440	43.67		
Period 4 (December 2, 2012 to December 29, 2012)				
Common Stock Repurchase Program [1]	–	$ –	–	$ 86,416,818
Employee Transactions [2]	155,875	41.14		
Total for Fourth Quarter ended December 29, 2012				
Common Stock Repurchase Program [1]	–	$ –	–	$ 86,416,818
Employee Transactions [2]	388,636	42.65		

(1) The Company's Board of Directors approved a common stock repurchase program on February 11, 2010. This program authorized the repurchase of up to $200 million of common stock over a four-year period, commencing on the effective date of the program. There were no shares repurchased during the Company's fourth fiscal quarter of fiscal 2012 other than repurchases pursuant to the "Employee Transactions" set forth above.

(2) Employee transactions include: (1) shares delivered or attested in satisfaction of the exercise price and/or tax withholding obligations by holders of employee stock options who exercised options, and (2) restricted shares withheld to offset statutory minimum tax withholding that occurs upon vesting of restricted shares. The Company's employee stock compensation plans provide that the shares delivered or attested to, or withheld, shall be valued at the closing price of the Company's common stock on the date the relevant transaction occurs.

Item 6. Selected Financial Data

Five-Year Operating and Financial Summary [1]

	2012	2011	2010	2009	2008
(Thousands of Dollars, Except Per Share Data)					
Summary of Operations					
Revenue	**$ 1,640,838**	$ 1,409,068	$ 1,248,517	$ 1,101,056	$ 1,220,568
Net earnings attributable to Wolverine World Wide, Inc.	**80,686**	123,287	104,470	61,912	95,821
Per share of common stock:					
Basic net earnings [2][3]	**$ 1.67**	$ 2.54	$ 2.15	$ 1.26	$ 1.94
Diluted net earnings [2][3]	**1.63**	2.48	2.11	1.24	1.90
Cash dividends declared	**0.48**	0.48	0.44	0.44	0.44
Financial Position at Year-End					
Total assets	**2,614,434**	851,652	786,575	712,076	664,780
Long-term debt	**$ 1,219,250**	$ –	$ 517	$ 1,077	$ –

Notes to Five-Year Operating and Financial Summary

(1) This summary should be read in conjunction with the consolidated financial statements and the related notes, which are attached as Appendix A to this Annual Report on Form 10-K.

(2) Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the year after adjustment for nonvested restricted common stock. Diluted earnings per share assume the exercise of dilutive stock options and the vesting of all outstanding restricted stock.

(3) Basic and diluted net earnings per share have been retroactively adjusted to reflect the adoption of FASB ASC Topic 260, *Earnings Per Share* on January 4, 2009, for participating securities which represent unvested restricted common stock which contain non-forfeitable rights to dividends or dividend equivalents.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

BUSINESS OVERVIEW

The Company is a leading global designer, manufacturer and marketer of branded footwear, apparel and accessories. The Company's stated mission is to "*Excite Consumers Around the World with Innovative Footwear and Apparel that Bring Style to Purpose*." The Company seeks to fulfill this mission by offering innovative products and compelling brand propositions; delivering supply chain excellence; complementing its footwear brands with strong apparel and accessories offerings; and expanding its global consumer-direct footprint.

The Company's portfolio consists of 16 brands that were marketed in approximately 200 countries and territories at December 29, 2012. This diverse brand portfolio and broad geographic reach position the Company for continued strong organic growth. The Company's brands are distributed into the marketplace via owned operations in the U.S., Canada, the United Kingdom and certain countries in continental Europe. In other regions (Asia Pacific, Latin America, Middle East, Africa and Europe), the Company relies on a network of third-party distributors, licensees and joint ventures. At December 29, 2012, the Company operated 444 brick-and-mortar retail stores in the U.S., Canada and the United Kingdom and operated 63 consumer-direct websites.

2012 FINANCIAL OVERVIEW

- Revenue in fiscal 2012 increased 16.4% to $1.641 billion, including a contribution of $219.4 million from the PLG business included in the stub period since the date of acquisition.

- Gross margin in fiscal 2012 was 38.3% compared to 39.5% in the prior year. The lower gross margin was driven by higher full-year closeout sales, a shift in product mix towards some of the Company's lower margin businesses and non-recurring transaction and integration costs, which were only partially offset by higher selling prices.

- Operating expenses as a percentage of revenue increased to 31.4% in fiscal 2012 compared to 27.4% in fiscal 2011 due to transaction and integration costs associated with the acquisition of PLG, higher pension expense and higher selling costs, partially offset by lower full-year incentive compensation expense.

- Diluted earnings per share in fiscal 2012 were $1.63 per share compared to $2.48 per share in fiscal 2011.

- The Company generated strong cash flow from operating activities of $91.6 million in fiscal 2012 and ended the year with $171.4 million of cash and cash equivalents.

- The Company declared cash dividends of $0.48 per share in both fiscal 2012 and 2011.
- The Company repurchased approximately 65,000 shares of common stock in fiscal 2012 for approximately $2.4 million and repurchased approximately 1,840,000 shares in fiscal 2011 for approximately $65.3 million, both of which lowered the average shares outstanding.

2012 DEVELOPMENTS

On October 9, 2012, the Company acquired the Performance + Lifestyle Group ("PLG") business of Collective Brands, Inc. The cash consideration paid by the Company for PLG, subject to the finalization of certain post-closing adjustments, was approximately $1,249.5 million. PLG designs and markets casual and athletic footwear, apparel, and related accessories for adults and children under well-known brand names, including *Sperry Top-Sider®*, *Saucony®*, *Stride Rite®* and *Keds®*. The Company financed the acquisition in part by entering into a new $1.1 billion senior secured credit facility and by issuing $375.0 million aggregate principal amount of 6.125% senior notes due in 2020.

OUTLOOK FOR 2013

Fiscal 2013 revenue is expected to increase to approximately $2.7 to $2.8 billion based on continued positive momentum across the brand portfolio including the expected growth of the recently acquired PLG brands. The Company expects modest gross margin growth on the strength of lower closeout sales compared to the prior year; strategic selling price increases; a favorable product mix shift where higher margin businesses grow at a faster pace; and efficiencies in the Company's sourcing operations. The Company expects to continue to invest in order to more fully integrate PLG into its existing operations and expects further increases in reported operating expenses from incremental non-cash pension expense of approximately $10 million, normalized full year incentive compensation expense compared to an unusually small amount of such expense in fiscal 2012, and brand investments to fuel future growth. The Company expects a full year effective tax rate in the range of 21% to 23% and fully diluted earnings per share in the range of $2.10 to $2.25.

The acquisition of PLG resulted in two new operating segments including PLG wholesale and PLG retail. PLG's wholesale operations are included in the branded footwear, apparel and licensing reportable segment as a fourth operating group, and PLG's retail operations are included in the Company's consumer-direct reportable segment.

The following is a discussion of the Company's results of operations and liquidity and capital resources. This section should be read in conjunction with the Company's consolidated financial statements and related notes included elsewhere in this Annual Report.

RESULTS OF OPERATIONS – FISCAL 2012 COMPARED TO FISCAL 2011

FINANCIAL SUMMARY – 2012 VERSUS 2011

(Millions of Dollars, Except Per Share Data)	**2012**		2011		Change	
	$	**% of Total**	$	% of Total	$	%
Revenue						
Branded wholesale footwear, apparel and licensing	**$ 1,419.1**	**86.5%**	$ 1,274.1	90.4%	$ 145.0	11.4%
Consumer-direct	**183.9**	**11.2%**	101.9	7.2%	82.0	80.5%
Other business units	**37.8**	**2.3%**	33.1	2.4%	4.7	14.2%
Total Revenue	**$ 1,640.8**	**100.0%**	$ 1,409.1	100.0%	$ 231.7	16.4%

(Millions of Dollars, Except Per Share Data)	2012		2011		Change	
	$	**% of Revenue**	$	% of Revenue	$	%
Gross Profit						
Branded wholesale footwear, apparel and licensing	**$527.1**	**37.1%**	$497.4	39.0%	$ 29.7	6.0%
Consumer-direct	**96.0**	**52.2%**	53.4	52.4%	42.6	79.8%
Other business units	**5.1**	**13.5%**	6.0	18.1%	(0.9)	(15.0%)
Total Gross Profit	**$628.2**	**38.3%**	$556.8	39.5%	$ 71.4	12.8%
Selling, general and administrative expenses	**$481.9**	**29.4%**	$386.5	27.4%	$ 95.4	24.7%
Non-recurring transaction and integration costs	**32.5**	**2.0%**	–	–	32.5	100.0%
Total Operating Expenses	**$514.4**	**31.4%**	$386.5	27.4%	$127.9	33.1%
Interest expense – net	**$ 14.1**	**0.9%**	$ 1.1	0.0%	$ 13.0	1181.9%
Non-recurring acquisition related interest expense	**5.2**	**1.2%**	–	–	5.2	100.0%
Other expense (income) – net	**0.3**	**0.0%**	0.3	0.0%	–	–
Earnings before income taxes	**94.2**	**5.7%**	168.9	12.0%	(74.7)	(44.2%)
Net earnings attributable to Wolverine World Wide, Inc.	**$ 80.7**	**4.9%**	$123.3	8.8%	$ (42.6)	(34.5%)
Diluted earnings per share	**$ 1.63**	**–**	$ 2.48	–	$ (0.85)	(34.3%)

For fiscal year 2012, the Company included four operating groups within its branded wholesale footwear, apparel and licensing reportable segment:

- **Outdoor Group**, consisting of *Merrell®*, *Chaco®* and *Patagonia®* footwear and *Merrell®* brand apparel;
- **Heritage Group**, consisting of *Wolverine®* footwear and *Wolverine®* brand apparel, *Cat®* footwear, *Bates®*, *Harley-Davidson®* footwear, and *HyTest®*;
- **Lifestyle Group**, consisting of *Hush Puppies® footwear and apparel, Sebago® footwear and apparel, Cushe® and Soft Style®; and*
- **Performance + Lifestyle Group** consisting of *Keds®* footwear, *Saucony®* footwear and apparel, *Sperry Top-Sider®* footwear and apparel, and *Stride Rite®* footwear.

Retail operations across the entire portfolio are collectively reported within the consumer-direct reportable segment, consisting of both brick-and-mortar retail locations and eCommerce websites.

The Company's other operating group, which does not collectively comprise a separate reportable segment, consists of the Wolverine Leathers Division which markets pigskin leather primarily for use in the footwear industry.

Subsequent to the end of fiscal 2012, the Company announced a realignment of its branded wholesale operating groups, reducing the number of operating groups within the branded wholesale footwear, apparel and licensing reportable segment from four to three.

The following is supplemental information on total revenue:

TOTAL REVENUE

	2012		2011		Change	
	$	**% of Total**	**$**	**% of Total**	**$**	**%**
(Millions of Dollars)						
Outdoor Group	**$ 545.3**	**33.2%**	$ 551.8	39.2%	$ (6.5)	(1.2%)
Heritage Group	**502.7**	**30.6%**	500.3	35.5%	2.4	0.5%
Lifestyle Group	**203.5**	**12.4%**	206.3	14.6%	(2.8)	(1.4%)
Performance + Lifestyle Group	**150.2**	**9.2%**	–	–	150.2	100.0%
Other	**17.4**	**1.1%**	15.7	1.1%	1.7	10.8%
Total branded wholesale footwear, apparel and licensing revenue	**$ 1,419.1**	**86.5%**	$ 1,274.1	90.4%	$145.0	11.4%
Consumer-direct	**183.9**	**11.2%**	101.9	7.2%	82.0	80.5%
Other business units	**37.8**	**2.3%**	33.1	2.4%	4.7	14.2%
Total Revenue	**$ 1,640.8**	**100.0%**	$ 1,409.1	100.0%	$231.7	16.4%

REVENUE

Revenue for fiscal 2012 increased $231.7 million from fiscal 2011, to $1,640.8 million. The PLG business contributed $219.4 million of the increase since the date of acquisition. Changes in foreign exchange rates decreased reported revenue by $10.9 million. The remainder of the increase in revenues is due to increased volumes. International revenue represented 34.2% of total reported revenue in fiscal 2012 compared to 40.2% in fiscal 2011. The decrease in International revenue as a percent of total revenue is driven by PLG revenues included in the fiscal 2012 results, which are primarily within the U.S.

The **Outdoor Group's** branded wholesale footwear, apparel and licensing revenue declined $6.5 million or 1.2% compared to the prior year. *Merrell®*, the largest brand in this group, was negatively impacted by the challenging macroeconomic environment in both Europe and Canada and unseasonably warm weather conditions, resulting in a full year revenue decline in the low single digits. *Patagonia®* footwear's revenues also decreased at a rate in the low single digits in fiscal 2012, driven by lower revenues in Europe. Revenue for *Chaco®* grew at a rate in the high teens compared to fiscal 2011, driven by continued momentum in the sandal category and expansion in men's, women's and children's categories.

The **Heritage Group's** branded wholesale footwear, apparel and licensing revenue increased $2.4 million, or 0.5%, compared to the prior year. High single digit revenue growth in the *Wolverine®* brand footwear business and mid-teens growth in the *Wolverine®* brand apparel business reflect the strength of the brand's core industrial work boot position, along with growing momentum from the brand's *1000 Mile®* product offering. *Cat®* U.S. footwear revenue grew at a rate in the low twenties over the prior year on the strength of its industrial business. *Cat®* global footwear revenue experienced a mid single digit decline in revenue driven by poor economic conditions in Europe. *Harley-Davidson®* Footwear revenue decreased at a rate in the mid twenties compared to fiscal 2011 reflecting the impact of more restrictive distribution channels imposed by a modified license agreement with the brand's owner.

The **Lifestyle Group's** branded wholesale footwear, apparel and licensing revenue declined $2.8 million, or 1.4%, compared to the prior year. *Hush Puppies®* revenue decreased at a rate in the high single digits, as increases in the U.S. and certain third-party distributor markets were more than offset by declines in Canada and Europe due to retailer consolidations and overall economic conditions in those regions. Revenue for *Cushe®* increased at a rate in the mid teens as the brand continued to realize the benefit of new product initiatives. Revenue for *Sebago®* increased at a rate in the low teens due to increased department store penetration and success with web and catalog based retailers.

The **Performance + Lifestyle Group** added $150.2 million of revenue to the branded wholesale footwear, apparel and licensing segment since the date of acquisition, led by strong performance from *Sperry Top-Sider®* *Stride Rite®*, and *Keds®*. The PLG brands benefitted from strong momentum and excitement around new product introductions and brand endorsements.

Consumer-direct includes both Wolverine retail's and PLG retail's consumer-direct businesses. Wolverine retail reported revenue growth at a rate in the low teens in fiscal 2012 compared to fiscal 2011 as a result of growth at a rate in the mid teens in the Company's eCommerce channel and growth at a low single digit rate in comparable store sales. Wolverine retail operated 99 retail stores worldwide at the end of fiscal 2012 and operated 101 retail stores at the end of fiscal 2011. PLG retail reported revenue of $69.2 million for the period since acquisition. PLG retail operated 345 stores at the end of fiscal 2012.

The Company's other business unit, the Wolverine Leathers Division reported a revenue increase at a rate in the mid teens, as a result of high demand for its pigskin leathers.

GROSS MARGIN

For fiscal 2012, the Company's consolidated gross margin decreased 120 basis points compared to fiscal 2011. Approximately 70 basis points of the decrease was caused by shifts in the mix of products sold. The Company incurred $4.5 million of non-recurring transaction and integration costs relating to the fair value adjustment to acquisition-date inventory and severance costs, which contributed to approximately 30 basis points of the decrease. The remainder of the decrease was caused by increased product costs only partially offset by higher selling prices.

OPERATING EXPENSES

Operating expenses increased $127.9 million, from $386.5 million in fiscal 2011 to $514.4 million in fiscal 2012. Approximately $77.8 million of the increase relates to the inclusion of PLG within the Company's consolidated results since the date of acquisition. Approximately $32.5 million of the increase relates to non-recurring transaction and integration costs associated with the acquisition of PLG. The non-recurring costs include professional and legal fees, taxes paid on behalf of the seller, retention bonus expense, onetime software license fees and other onetime costs of $14.9 million, $9.7 million, $2.7 million, $2.4 million and $2.8 million, respectively. Pension expense for fiscal 2012 increased approximately $10.4 million compared to fiscal 2011 driven by a lower discount rate in the current year. Changes in foreign exchange rates had a $3.6 million favorable impact on reported operating expenses. The remainder of the increase was due to incremental variable expenses.

INTEREST, OTHER AND TAXES

Total net interest expense increased $18.2 million to $19.3 million in fiscal 2012 from $1.1 million in fiscal 2011. Approximately $5.2 million of the increase is due to non-recurring financing commitment and refinancing fees associated with the Company's acquisition of PLG. Approximately $1.8 million of the increase is due to the amortization of deferred financing costs included within interest expense. The remainder of the increase is due to an increase in long-term debt in the period of time from the date of PLG acquisition to the end of the fiscal year.

The Company's full year effective tax rate in fiscal 2012 was 14.2%, compared to 27.0% in fiscal 2011. The lower effective tax rate reflects the non-recurring benefits of a favorable court decision in the first half of fiscal 2012 in a foreign tax jurisdiction supporting the Company's long-term global tax planning strategies. The lower tax rate in the current year was also the result of acquisition-related expense deductions in high statutory tax rate jurisdictions in the second half of the year. The Company maintains certain strategic management and operational activities in overseas subsidiaries, and its foreign earnings are taxed at rates that are generally lower than the U.S. federal statutory income tax rate. A significant amount of the Company's earnings are generated by its Canadian, European and Asia Pacific subsidiaries and, to a lesser extent, in jurisdictions that are not subject to income tax and free trade zones where the Company owns manufacturing operations. The Company has not provided for U.S. taxes for earnings generated in foreign jurisdictions because it plans to reinvest these earnings indefinitely outside the U.S. However, if certain foreign earnings previously treated as permanently reinvested are repatriated, the additional U.S. tax liability could have a material adverse effect on the Company's after-tax results of operations and financial position.

NET EARNINGS AND EARNINGS PER SHARE

As a result of the revenue, gross margin and expense changes discussed above, the Company had net earnings of $80.7 million in fiscal 2012, compared to $123.3 million in fiscal 2011, a decrease of $42.6 million.

Diluted net earnings per share decreased 34.3% in fiscal 2012, to $1.63, from $2.48 in fiscal 2011. The Company repurchased approximately 65,000 shares of common stock in fiscal 2012 for approximately $2.4 million and repurchased approximately 1,840,000 shares in fiscal 2011 for approximately $65.3 million, both of which lowered the average shares outstanding in fiscal 2012.

RESULTS OF OPERATIONS – FISCAL 2011 COMPARED TO FISCAL 2010

FINANCIAL SUMMARY – 2011 VERSUS 2010

(In Millions of Dollars, Except Per Share Data)	**2011**		2010		Change	
	$	**% of Total**	$	% of Total	$	%
Revenue						
Branded wholesale footwear, apparel and licensing	**$ 1,274.1**	**90.4%**	$ 1,117.6	89.5%	$ 156.5	14.0%
Consumer-direct	**101.9**	**7.2%**	87.1	7.0%	14.8	17.0%
Other business units	**33.1**	**2.4%**	43.8	3.5%	(10.7)	24.4%
Total Revenue	**$ 1,409.1**	**100.0%**	$ 1,248.5	100.0%	$ 160.6	12.9%
	$	**% of Revenue**	$	% of Revenue	$	%
Gross Profit						
Branded wholesale footwear, apparel and licensing	**$ 497.4**	**39.0%**	$ 440.1	39.4%	$ 57.3	13.0%
Consumer-direct	**53.4**	**52.4%**	45.9	52.7%	7.5	16.1%
Other business units	**6.0**	**18.1%**	6.6	15.1%	(0.6)	(9.1%)
Total Gross Profit	**$ 556.8**	**39.5%**	$ 492.6	39.5%	$ 64.2	13.0%
Selling, general and administrative expenses	**$ 386.5**	**27.4%**	$ 347.5	27.8%	$ 39.0	11.2%
Restructuring and other transition costs	–	–	2.8	0.2%	(2.8)	(100%)
Total Operating Expenses	**$ 386.5**	**27.4%**	$ 350.3	28.1%	$ 36.2	10.3%
Interest expense – net	**$ 1.1**	**0.0%**	$ 0.4	0.0%	$ 0.7	175%
Other expense (income) – net	**0.3**	**0.0%**	(1.3)	(0.1%)	(1.6)	nm
Earnings before income taxes	**168.9**	**12.0%**	143.2	11.5%	25.7	17.9%
Net earnings	**$ 123.3**	**8.8%**	$ 104.5	8.4%	$ 18.8	18.0%
Diluted earnings per share	**$ 2.48**	**–**	$ 2.11	–	$ 0.37	17.5%

The following is supplemental information on total revenue:

TOTAL REVENUE

	2011		2010		Change	
	$	**% of Total**	$	% of Total	$	%
(Millions of Dollars)						
Outdoor Group	**$ 551.8**	**39.2%**	$ 467.6	37.5%	$ 84.2	18.0%
Heritage Group	**500.3**	**35.5%**	454.6	36.4%	45.7	10.1%
Lifestyle Group	**206.3**	**14.6%**	182.9	14.6%	23.4	12.8%
Other	**15.7**	**1.1%**	12.5	1.0%	3.2	25.6%
Total branded wholesale footwear, apparel and licensing revenue	**$ 1,274.1**	**90.4%**	$1,117.6	89.5%	$156.5	14.0%
Consumer-direct	**101.9**	**7.2%**	87.1	7.0%	14.8	17.0%
Other business units	**33.1**	**2.4%**	43.8	3.5%	(10.7)	(24.4%)
Total Revenue	**$ 1,409.1**	**100.0%**	$1,248.5	100.0%	$160.6	12.9%

REVENUE

Revenue for fiscal 2011 increased $160.6 million from fiscal 2010, to $1.409 billion. The growth was driven by double digit percentage increases in revenue for all three branded wholesale footwear, apparel and licensing operating groups. Changes in foreign exchange rates increased reported revenue by $17.3 million versus the prior year. International revenue represented 40.2% of total reported revenue in fiscal 2011 compared to 38.4% in fiscal 2010.

The **Outdoor Group's** branded wholesale footwear, apparel and licensing revenue increased 18.0% in fiscal 2011 compared to fiscal 2010. Leading the group's growth, the *Merrell®* brand enjoyed increased demand for performance products, including its new *Merrell®* Barefoot Collection. Fueling the growth for *Merrell®* branded footwear was a mid teens growth rate in units sold. The increase in *Merrell®* brand apparel was driven by a strong double digit increase in revenue generated by the Outerwear category and a low triple digit rate increase in revenue generated by the Sportswear category. *Patagonia®* footwear's revenue increased at a rate in the high teens in fiscal 2011 due to continued strong demand from key outdoor retailers. Revenue from the *Chaco®* brand grew at a rate in the high teens compared to fiscal 2010 as the brand expanded its closed-toe product offerings for fall, extending the brand's reach to become a year-round footwear option for consumers.

The **Heritage Group's** branded wholesale footwear, apparel and licensing revenue increased 10.1% in fiscal 2011 compared to fiscal 2010. Driving the revenue growth for the group was a mid twenties rate increase in revenue from the *Cat®* footwear brand and a high single digit rate increase in revenue from *Wolverine®* brand footwear and apparel. The *Cat®* footwear revenue increase was driven by revenue growth in the mid-teens or higher in each of its major geographic regions compared to fiscal 2010. The *Wolverine®* brand's revenue grew as a result of low single digit unit volume growth in the U.S. rugged casual and core work boot business and a growth rate in the low thirties for the *Wolverine®* brand apparel business. *Harley-Davidson®* Footwear revenue decreased at a mid single digit rate compared to fiscal 2010, as a high single digit decline in the U.S. market was partially offset by an increase at a rate in the high seventies in the European market.

The **Lifestyle Group's** branded wholesale footwear, apparel and licensing revenue increased 12.8% in fiscal 2011 compared to fiscal 2010. Revenue from the *Hush Puppies®* brand increased at a high single digit rate as a result of mid twenties rate growth in its third-party licensing business; growth in the European markets at a rate in the mid teens; and high single digit rate growth in the Canadian market. These increases were partially offset by a mid single digit rate decline in *Hush Puppies®* revenue in the U.S. The *Sebago®* brand generated revenue growth in the mid teens in fiscal 2011 as a result of growth in Europe. The *Cushe®* brand's revenue almost doubled compared to fiscal 2010, as the brand continues to benefit from excellent placement in specialty, outdoor and surf retail venues.

Consumer-direct reported revenue growth in the mid teens in fiscal 2011 compared to fiscal 2010 as a result of a high twenties growth rate in the Company's e-commerce channel and a mid single digit growth rate in comparable store sales from Company-owned stores. The Company operated 101 retail stores worldwide at the end of fiscal 2011 and operated 88 retail stores in fiscal 2010, with sixteen new store openings in fiscal 2011 partially offset by the closure of three existing locations during fiscal 2011.

The Company's other business unit, the Wolverine Leathers Division business reported a revenue decline at a rate in the mid twenties as a result of soft demand from certain key customers and the divestiture of its low-margin procurement division in the fourth quarter of 2010.

GROSS MARGIN

For fiscal 2011, the Company's consolidated gross margin was flat compared to fiscal 2010. Higher product input costs and a negative shift in the mix of product sold decreased consolidated gross margin by approximately 150 basis points and 110 basis points, respectively. These decreases were offset by the positive impact from strategic selling price increases and benefits from foreign exchange fluctuations of approximately 230 basis points and 30 basis points, respectively.

OPERATING EXPENSES

Operating expenses increased $36.2 million, from $350.3 million in fiscal 2010 to $386.5 million in fiscal 2011. The higher operating expense was due to an increase at a rate in the mid teens in distribution costs, which vary with revenue, and increases in advertising and marketing expenses at a rate in the low teens, designed to enhance brand awareness. In addition, selling commissions, which vary with revenue, increased at a rate in the low teens and changes in foreign exchange rates had a $5.0 million unfavorable impact on reported operating expenses. These increases were partially offset by a $2.8 million dollar reduction in restructuring and other transition costs in fiscal 2011 compared to fiscal 2010.

INTEREST, OTHER AND TAXES

The increase in net interest expense reflects the increase in revolver borrowings for fiscal 2011 compared to fiscal 2010.

The increase in other income is due to the sale of Wolverine Procurement assets in the fourth quarter of fiscal 2010, which resulted in a $1.1 million gain, with the remainder of the increase due to the change in realized gains or losses on foreign denominated assets and liabilities.

The Company's full year effective tax rate in fiscal 2011 was 27.0%, compared to 27.1% in fiscal 2010. The modestly lower effective tax rate reflects the fact that a higher percentage of the Company's earnings in fiscal 2011 were attributable to foreign jurisdictions, where tax rates are lower than in the U.S. or nontaxable based on specific tax rulings and legislation. The Company maintains certain strategic management and operational activities in overseas subsidiaries, and its foreign earnings are taxed at rates that are generally lower than the U.S. federal statutory income tax rate. A significant amount of the Company's earnings are generated by its Canadian, European and Asia Pacific subsidiaries and, to a lesser extent, in jurisdictions that are not subject to income tax and free trade zones where the Company owns manufacturing operations. The Company has not provided for U.S. taxes for earnings generated in foreign jurisdictions because it plans to reinvest these earnings indefinitely outside the U.S. However, if certain foreign earnings previously treated as permanently reinvested are repatriated, the additional U.S. tax liability could have a material adverse effect on the Company's after-tax results of operations and financial position.

NET EARNINGS AND EARNINGS PER SHARE

As a result of the revenue, gross margin and expense changes discussed above, the Company had net earnings of $123.3 million in fiscal 2011, compared to $104.5 million in fiscal 2010, an increase of $18.8 million or 18.0%.

Diluted net earnings per share increased 17.5% in fiscal 2011 to $2.48, from $2.11 in fiscal 2010. The increase was attributable to increased revenue, stable gross margin and lower restructuring and other transition costs, as detailed above. The Company repurchased approximately 1,840,000 shares of common stock in fiscal 2011 for approximately $65.3 million and repurchased approximately 1,795,000 shares in fiscal 2010 for approximately $51.2 million, both of which lowered the average shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

	Fiscal Year-Ended		
	2012	2011	2010
(Millions of Dollars)			
Cash and cash equivalents	**$ 171.4**	$ 140.0	$ 150.4
Cash provided by operating activities	**91.6**	78.8	67.9
Cash used in investing activities	**(1,246.1)**	(22.6)	(17.0)
Cash provided (used) in financing activities	**1,183.4**	(62.3)	(59.1)
Additions to property, plant and equipment	**14.9**	19.4	16.4
Depreciation and amortization	**27.7**	15.9	16.2
Interest-bearing debt	**1,250.0**	11.5	1.0
Available revolving credit facility (1)	**$ 198.1**	$ 139.0	$ 150.0

(1) For fiscal 2012, amount shown is net of outstanding letters of credit, which are applied against the Company's Revolving Credit Facility. Amounts shown for fiscal 2011 and fiscal 2010 are under the Company's previous revolving credit facility and are shown net of borrowings.

Liquidity

Cash and cash equivalents of $171.4 million as of December 29, 2012 were $31.4 million higher compared to the prior year. Accounts receivable and inventories of $819.8 million increased $368.1 million compared to the prior year, driven by the acquisition of PLG.

In addition to the cash and cash equivalents balance of $171.4 million at December 29, 2012, the Company had an additional $198.1 million available under its Revolving Credit Facility.

Operating Activities

Net cash provided by operating activities in fiscal 2012 was $91.6 million versus $78.8 million in fiscal 2011, an increase of $12.8 million. Lower earnings performance in fiscal 2012 was more than offset by lower investments in working capital and reduced cash pension contributions compared to fiscal 2011.

Investing Activities

The majority of the capital expenditures for the year were for information system enhancements, manufacturing equipment and building improvements. The Company leases machinery, equipment and certain warehouse, office and retail store space under operating lease agreements that expire at various dates through 2023.

Included in the fiscal 2012 investing activities is a net cash outflow of $1,225.9 million related to the acquisition of the PLG business. The Company funded the acquisition primarily through net proceeds from term loan debt, the issuance of senior notes, and cash on hand of approximately $88.8 million.

Financing Activities

On October 9, 2012, the Company entered into a new credit agreement (the "New Credit Agreement") with a bank syndicate. The New Credit Agreement provides the Company with a $1.1 billion secured credit facility consisting of a term loan A facility in an aggregate amount of up to $550.0 million, a term loan B facility in an aggregate amount up to $350.0 million and a Revolving Credit Facility in an aggregate amount of up to $200.0 million (the "Revolving Credit Facility"). The New Credit Agreement also provides the Company with the option to increase the aggregate principal amount of all facilities by up to an additional amount such that the total amount of all of the facilities does not exceed $1.3 billion. As of December 29, 2012, the only usage against the Revolving Credit Facility is related to outstanding standby letters of credit totaling approximately $1.9 million. The provisions of the New Credit Agreement require the Company to adhere to certain covenants and maintain certain performance ratios. The Company was in compliance with all such covenants and performance ratios during fiscal 2012 and expects to continue to be in compliance in future periods.

On October 9, 2012, the Company also issued $375.0 million of senior notes, which bear interest at a 6.125 % fixed rate and are due in 2020 ("Notes"). Related interest payments are due semi-annually. The Notes are guaranteed by certain of the Company's domestic subsidiaries.

The Company used the net proceeds from the Notes, together with the borrowings under the term loan facilities and cash on hand, to finance the acquisition of PLG, repay any amounts outstanding under and terminate its existing Revolving Credit Facility, and provide for the working capital needs of the Company, including the payment of transaction expenses in connection with the acquisition.

Interest-bearing debt at the end of fiscal 2012 was $1,250.0 million compared to $11.5 million at the end of fiscal 2011. The increase in debt in fiscal 2012 is a result of net proceeds from the Company's term loans and senior notes. Net payments in fiscal 2012 on the Company's previous Revolving Credit Facility were $11.0 million. The Company also made a $25.0 million voluntary payment on the term loan B debt during the fourth quarter of fiscal 2012.

At the end of fiscal 2012, the Company had cash and cash equivalents of $171.4 million including cash in foreign locations of $101.6 million. The Company's intends to permanently reinvest cash in foreign locations.

Cash flow from operations, along with proceeds from the Revolving Credit Facility, if any, are expected to be sufficient to meet working capital needs for the foreseeable future. Any excess cash flows from operating activities are expected to be used to purchase property, plant and equipment, reduce debt, fund internal and external growth initiatives, pay dividends or repurchase the Company's common stock.

The Company's Board of Directors approved a common stock repurchase program on February 11, 2010 (the "February 2010 Program"). The February 2010 Program authorizes the repurchase of up to $200.0 million in common stock over a four-year period. The Company repurchased 64,612 shares at an average price of $37.09 in the first quarter of fiscal 2012 and did not repurchase any shares in the second, third or fourth quarter of fiscal 2012 under the February 2010 Program. The Company repurchased 142,198 shares at an average price of $35.57 in the first quarter of 2011, 478,747 shares at an average price of $37.74 in the second quarter of 2011, 948,256 shares at an average price of $34.45 in the third quarter of 2011 and 270,882 shares at an average price of $35.08 in the fourth quarter of 2011 under the February 2010 Program. The primary purpose of the stock repurchase programs is to increase stockholder value. The Company may continue to repurchase shares of its common stock under the February 2010 Program from time to time in open market or privately negotiated transactions, depending upon market conditions and other factors.

	2012		2011		Cumulative	
(Thousands of Dollars, Except Share Data)						
Authorization effective date	**Shares repurchased**	**Market price of shares repurchased**	Shares repurchased	Market price of shares repurchased	Shares repurchased	Market price of shares repurchased
February 11, 2010	**64,612**	**$ 2,397**	1,840,083	$65,296	3,499,846	$ 113,583

In addition to the repurchases noted above under the February 2010 program, the Company acquired 289,799 shares at an average price of $40.45 per share during fiscal 2012 and 55,810 shares at an average price of $36.48 per share during fiscal 2011 related to employee transactions.

The Company declared total dividends of $0.48 per share for fiscal 2012 and fiscal 2011. On February 7, 2013 the Company declared a quarterly cash dividend of $0.12 per share of common stock, to be paid on May 1, 2013 to stockholders of record on April 1, 2013.

NEW ACCOUNTING STANDARDS

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02, *Comprehensive Income (Topic 220) Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("ASU 2013-02"). ASU 2013-02 requires preparers to report, in one place, information about reclassifications out of accumulated other comprehensive income (AOCI). For significant items reclassified out of AOCI to net income in their entirety in the same reporting period, reporting (either on the face of the statement where net income is presented or in the notes) is required about the effect of the reclassifications on the respective line items in the statement where net income is presented. For items that are not reclassified to net income in their entirety in the same reporting period, a cross reference to other disclosures currently required under US GAAP is required in the notes. The above information must be presented in one place (parenthetically on the face of the financial statements by income statement line item or in a note). The ASU is effective prospectively for reporting periods beginning after December 15, 2012. The Company plans to adopt the provisions of this ASU in the first quarter of fiscal 2013. The Company does not expect the ASU to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In July 2012, the FASB issued ASU 2012-02, *Intangibles-Goodwill and Other (ASC Topic 350) Testing Indefinite-Lived Intangible Assets for Impairment* ("ASU 2012-02"). ASU 2012-02 amends prior indefinite-lived intangible asset impairment testing guidance. Under ASU 2012-02, the Company has the option to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that an indefinite-lived intangible asset is impaired. If, after considering the totality of events and circumstances, an entity determines it is more likely than not that an indefinite-lived intangible asset is not impaired, then calculating the fair value of such asset is unnecessary. The Company adopted the applicable requirements of this ASU in the fourth quarter of fiscal 2012, and the adoption did not affect the Company's consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU No. 2011-08, *Testing Goodwill for Impairment* (ASU No. 2011-08). ASU No. 2011-08 amended the provisions of FASB ASC 350-20-35 by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company adopted the applicable requirements of this ASU in the fourth quarter of fiscal 2011, and the adoption did not affect the Company's consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220), Presentation of Comprehensive Income* ("ASU 2011-05"). ASU 2011-05 eliminates the option to present other comprehensive income ("OCI") in the statement of stockholders' equity. Under ASU 2011-05, the Company has the option to present the total of comprehensive income, the components of net income and the components of OCI in either a continuous statement of comprehensive income or in two separate continuous statements. Earnings per share would continue to be based on net income. Also in December 2011, the FASB issued ASU 2011-12, *Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* ("ASU 2011-12"). ASU 2011-12 defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and OCI on the face of the financial statements. The Company adopted the current required provisions of ASU 2011-05 in the first quarter of fiscal 2012. The adoption of ASU 2011-12 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820), Amendments to achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* ("ASU 2011-04").

ASU 2011-04 amends the fair value measurement and disclosure guidance in ASC 820, *Fair Value Measurement*, to converge U.S. GAAP and IFRS requirements for measuring amounts at fair value as well as disclosures about these measurements. ASU 2011-04 was effective for interim and annual periods beginning after December 15, 2011 and was adopted in the first quarter of fiscal 2012. The adoption of ASU 2011-04 did not affect the Company's consolidated financial position, results of operations or cash flows.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S., requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, management evaluates these estimates. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Historically, actual results have not been materially different from the Company's estimates. However, actual results may differ materially from these estimates under different assumptions or conditions.

The Company has identified the following critical accounting policies used in determining estimates and assumptions in the amounts reported. Management believes that an understanding of these policies is important to an overall understanding of the Company's consolidated financial statements.

REVENUE RECOGNITION

Revenue is recognized on the sale of products manufactured or sourced by the Company when the related goods have been shipped, legal title has passed to the customer and collectability is reasonably assured. Revenue generated through licensees and distributors involving products bearing the Company's trademarks is recognized as earned according to stated contractual terms upon either the purchase or shipment of branded products by licensees and distributors.

The Company records provisions for estimated sales returns and allowances at the time of sale based on historical rates of returns and allowances and specific identification of outstanding returns not yet received from customers. However, estimates of actual returns and allowances in any future period are inherently uncertain and actual returns and allowances for the relevant periods may differ from these estimates. If actual or expected future returns and allowances were significantly greater or lower than established reserves, an adjustment to net revenues would be recorded in the period the determination was made.

ACCOUNTS RECEIVABLE

The Company maintains an allowance for uncollectible accounts receivable for estimated losses resulting from its customer's failure to make required payments. Company management evaluates the allowance for uncollectible accounts receivable based on a review of current customer status and historical collection experience. Historically, losses have been within the Company's expectations. Adjustments to these estimates may be required if the financial condition of the Company's customers were to change. If the Company were to determine adjustments to the allowance for uncollectible accounts were appropriate, the Company would record either an increase or decrease to general and administrative expenses in the period in which the Company made such a determination. At December 29, 2012 and December 31, 2011, management believed that it had provided sufficient reserves to address future collection uncertainties.

INVENTORY

The Company values its inventory at the lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method for all domestic raw materials and work-in-process inventories and certain domestic finished goods inventories. Cost is determined using the first-in, first-out ("FIFO") method for all raw materials, work-in-process and finished goods inventories in foreign countries. The FIFO method is also used for all finished goods inventories of the Company's retail business, due to the unique nature of those operations, and for certain other domestic finished goods inventories. The Company has applied these inventory cost valuation methods consistently from year to year.

The Company reduces the carrying value of its inventories to the lower of cost or market for excess or obsolete inventories based upon assumptions about future demand and market conditions. If the Company were to determine that the estimated market value of its inventory is less than the carrying value of such inventory, the Company would provide a reserve for such difference as a charge to cost of sales. If actual market conditions are different from those projected, adjustments to those inventory reserves may be required. The adjustments would increase or decrease the Company's cost of sales and net income in the period in which they were realized or recorded. Inventory quantities are verified at various times throughout the year by performing physical inventory observations and perpetual inventory cycle count procedures. If the Company determines that adjustments to the inventory quantities are appropriate, an adjustment to the Company's cost of goods sold and inventory is recorded in the period in which such determination was made. At December 29, 2012 and December 31, 2011, management believed that it had provided sufficient reserves for excess or obsolete inventories.

DEFERRED FINANCING COSTS

Deferred financing costs represent commitment fees, legal and other third party costs associated with obtaining commitments for financing which result in a closing of such financings for the Company. These costs are amortized into earnings through interest expense over the terms of the respective agreements. Costs incurred in seeking financing transactions which do not close are expensed in the period in which it is determined that the financing will not close.

ACQUISITIONS

The Company accounts for acquired businesses using the purchase method of accounting. Under the purchase method, the Company's consolidated financial statements include the operations of an acquired business starting from the date of acquisition. In addition, the assets acquired and liabilities assumed must be recorded at the date of acquisition at their respective estimated fair values, with any excess of the purchase price over the estimated fair values of the net assets acquired recorded as goodwill.

Significant judgment is required in estimating the fair value of intangible assets and in assigning their respective useful lives. Accordingly, the Company typically obtains the assistance of third-party valuation specialists for significant items. The fair value estimates are based on available historical information and on future expectations and assumptions deemed reasonable by management, but are inherently uncertain.

The Company typically uses an income method to estimate the fair value of intangible assets, which is based on forecasts of the expected future cash flows attributable to the respective assets. Significant estimates and assumptions inherent in the valuations reflect a consideration of other marketplace participants and include the amount and timing of future cash flows (including expected growth rates and profitability), the underlying product or technology life cycles, the economic barriers to entry and the discount rate applied to the cash flows. Unanticipated market or macroeconomic events and circumstances may occur that could affect the accuracy or validity of the estimates and assumptions.

Determining the useful life of an intangible asset also requires judgment. Certain intangibles are expected to have indefinite lives based on their history and the Company's plans to continue to support and build the acquired brands. Other acquired intangible assets (e.g., certain patents, customer relationships and technologies) are expected to have determinable useful lives. The Company's assessment as to those intangibles that have an indefinite life and those that have a determinable life is based on a number of factors including competitive environment, market share, underlying product life cycles, operating plans and the macroeconomic environment of the countries in which the brands are sold. The Company's estimates of the useful lives of determinable-lived intangibles are based primarily on these same factors. All of the Company's acquired technology and customer-related intangibles are expected to have determinable useful lives. The costs of determinable-lived intangibles are amortized to expense over their estimated life.

GOODWILL AND OTHER NON-AMORTIZABLE INTANGIBLES

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to impairment tests at least annually. The Company has adopted the provisions of ASU 2011-08, which permits the Company to qualitatively assess indicators of the Company's reporting unit's fair value when it is unlikely that a reporting unit is impaired. After completing the qualitative assessment, the Company may also use assumptions about expected future operating performance and utilize a discounted cash flow analysis to estimate fair value. If the recorded values of these assets are not recoverable, based on either the assessment screen or discounted cash flow analysis, management performs the next step, which compares the fair value of the reporting unit to the fair value of the tangible and intangible assets of the reporting units. Goodwill is considered impaired if the fair value of the tangible and intangible assets exceeds the fair value of the reporting unit.

The Company adopted the provisions of ASU 2012-02, which allows the Company to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. The Company would not be required to quantitatively determine the fair value of the indefinite-lived intangible unless the Company determines, based on the qualitative assessment, that it is more likely than not that its fair value is less than the carrying value. After completing the qualitative assessment, the Company may determine it necessary to test indefinite-lived intangibles by comparison of the individual carrying values to the fair value. Future cash flows of the individual indefinite-lived intangible assets are used to measure their fair value after consideration by management of certain assumptions, such as forecasted growth rates and cost of capital, which are derived from internal projections and operating plans.

The Company performs its annual testing for goodwill and indefinite-lived intangible asset impairment at the beginning of the fourth quarter of the fiscal year for all reporting units. The Company did not recognize any impairment charges for goodwill or indefinite-lived intangible assets during the fiscal years ended December 29, 2012 or December 31, 2011, as the annual impairment testing indicated that all reporting unit goodwill and indefinite-lived intangible asset fair values exceed their respective recorded values.

INCOME TAXES

The Company maintains certain strategic management and operational activities in overseas subsidiaries, and its foreign earnings are taxed at rates that are generally lower than the U.S. federal statutory income tax rate. A significant amount of the Company's earnings are generated by its Canadian, European and Asia Pacific subsidiaries and, to a lesser extent, in jurisdictions that are not subject to income tax and free trade zones where the Company owns manufacturing operations. The Company has not provided for U.S. taxes for earnings generated in foreign jurisdictions because it plans to reinvest these earnings indefinitely outside the U.S. However, if certain foreign earnings previously treated as permanently reinvested are repatriated, the additional U.S. tax liability could have a material adverse effect on the Company's after-tax results of operations and financial position. Income tax audits associated with the allocation of this income and other complex issues may require an extended period of time to resolve and may result in income tax adjustments if changes to the income allocation are required between jurisdictions with different income tax rates. Because income tax adjustments in certain jurisdictions can be significant, the Company records accruals representing management's best estimate of the resolution of these matters. To the extent additional information becomes available, such accruals are adjusted to reflect the revised estimated outcome. The Company believes its tax accruals are adequate to cover exposures related to changes in income allocation between tax jurisdictions. The carrying value of the Company's deferred tax assets assumes that the Company will be able to generate sufficient taxable income in future years to utilize these deferred tax assets. If these assumptions change, the Company may be required to record valuation allowances against its gross deferred tax assets in future years, which would cause the Company to record additional income tax expense in its consolidated statements of operations. Management evaluates the potential the Company will be able to realize its gross deferred tax assets and assesses the need for valuation allowances on a quarterly basis.

On a periodic basis, the Company estimates what the effective tax rate will be for the full fiscal year and records a quarterly income tax provision in accordance with the projected full year rate. As the fiscal year progresses, that estimate is refined based upon actual events and the distribution of earnings in each tax jurisdiction during the year. This continual estimation process periodically results in a change to the expected effective tax rate for the fiscal year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the revised anticipated annual rate.

RETIREMENT BENEFITS

The determination of the obligation and expense for retirement benefits is dependent on the selection of certain actuarial assumptions used in calculating such amounts. These assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. These assumptions are reviewed with the Company's actuaries and updated annually based on relevant external and internal factors and information, including but not limited to, long-term expected asset returns, rates of termination, regulatory requirements and plan changes.

The Company utilizes a bond matching calculation to determine the discount rate used to calculate its year-end pension liability and subsequent year pension expense. A hypothetical bond portfolio is created based on a presumed purchase of individual bonds to settle the plan's expected future benefit payments. The discount rate is the resulting yield of the hypothetical bond portfolio. The bonds selected are listed as high grade by at least two recognized ratings agency and are non-callable, currently purchasable and non-prepayable. The discount rate at year-end fiscal 2012 was 4.30%. Pension expense is also impacted by the expected long-term rate of return on plan assets, which the Company determined to be 7.68% in fiscal 2012. This determination is based on both actual historical rates of return experienced by the pension assets and the long-term rate of return of a composite portfolio of equity and fixed income securities that reflects the approximate diversification of the pension assets.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with the fair value recognition provisions of FASB ASC Topic 718, *Compensation—Stock Compensation*. The Company utilizes the Black-Scholes model, which requires the input of subjective assumptions. These assumptions include estimating (a) the length of time employees will retain their vested stock options before exercising them ("expected term"), (b) the volatility of the Company's common stock price over the expected term and (c) the number of options that are expected to be forfeited. Changes in these assumptions can materially affect the estimate of fair value of stock-based compensation and, consequently, the related expense amounts recognized in the consolidated statements of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, our financial position and results of operations are routinely subject to a variety of risks, including market risk associated with interest rate movements on borrowings and investments and currency rate movements on non-U.S. dollar denominated assets, liabilities and cash flows. We regularly assess these risks and have established policies and business practices that should mitigate a portion of the adverse effect of these and other potential exposures.

Foreign Exchange Risk

The Company faces market risk to the extent that changes in foreign currency exchange rates affect the Company's foreign assets, liabilities and inventory purchase commitments and to the extent that its long-term debt requirements are affected by changes in interest rates. The Company manages these risks by attempting to denominate contractual and other foreign arrangements in U.S. dollars.

Under the provisions of FASB ASC Topic 815, *Derivatives and Hedging*, the Company is required to recognize all derivatives on the balance sheet at fair value. Derivatives that are not qualifying hedges must be adjusted to fair value through earnings. If a derivative is a qualifying hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings.

The Company conducts wholesale operations outside of the U.S. in the United Kingdom, continental Europe and Canada where the functional currencies are primarily the British pound, euro and Canadian dollar, respectively. The Company utilizes foreign currency forward exchange contracts to manage the volatility associated with U.S.

dollar inventory purchases made by non-U.S. wholesale operations in the normal course of business. At December 29, 2012 and December 31, 2011, the Company had outstanding forward currency exchange contracts to purchase $111.9 million and $106.3 million, respectively, of U.S. dollars with maturities ranging up to 336 days for both fiscal years.

The Company also has production facilities in the Dominican Republic and sourcing locations in Asia, where financial statements reflect the U.S. dollar as the functional currency. However, operating costs are paid in the local currency. Royalty revenue generated by the Company from third-party foreign licensees is calculated in the licensees' local currencies, but paid in U.S. dollars. Accordingly, the Company's reported results are subject to foreign currency exposure for this stream of revenue and expenses.

Assets and liabilities outside the U.S. are primarily located in the United Kingdom, Canada and the Netherlands. The Company's investments in foreign subsidiaries with a functional currency other than the U.S. dollar are generally considered long-term. Accordingly, the Company currently does not hedge these net investments. At December 29, 2012, a weaker U.S. dollar compared to foreign currencies increased the value of these investments in net assets by $5.7 million. At December 31, 2011, a stronger U.S. dollar compared to foreign currencies versus the prior year decreased the value of these investments in net assets by $11.3 million. These changes resulted in cumulative foreign currency translation adjustments at December 29, 2012 and December 31, 2011 of $5.9 million and $0.3 million, respectively, that are deferred and recorded as a component of accumulated other comprehensive income in stockholders' equity.

Interest Rate Risk

The Company is exposed to interest rate changes primarily as a result of interest expense on borrowings used to finance acquisitions and working capital requirements. The Company's total variable-rate debt was $875.0 million at the end of fiscal 2012. At the end of fiscal 2012, the Company held one interest rate swap agreement denominated in US dollars that effectively converts $462.2 million of its variable-rate debt to fixed-rate debt. The interest rate swap derivative instrument is held and used by the Company as a tool for managing interest rate risk. The counterparty to the swap instrument is a large financial institution that the Company believes is of high-quality creditworthiness. While the Company may be exposed to potential losses due to the credit risk of non-performance by this counterparty, such losses are not anticipated. The fair value of the interest rate swap was recorded within other liabilities for $1.5 million at the end of fiscal 2012. As of December 29, 2012, the weighted-average interest rate on the company's variable-rate debt was approximately 3.0 percent. Based on the level of variable-rate debt outstanding as of that date, a one percentage-point increase in the weighted-average interest rate would increase the company's annual pre-tax interest expense by approximately $8.8 million.

The Company does not enter into contracts for speculative or trading purposes, nor is it a party to any leveraged derivative instruments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of December 29, 2012.

CONTRACTUAL OBLIGATIONS

The Company has the following payments under contractual obligations due by period:

(Thousands of Dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$ 285,555	$ 50,791	$ 86,609	$ 59,158	$ 88,997
Debt obligations [1]	1,565,860	76,743	214,969	498,826	775,322
Purchase obligations [2]	396,558	396,558	–	–	–
Deferred compensation	3,790	689	998	845	1,258
Pension [3]	2,367	2,367	–	–	–
SERP	35,591	2,367	7,127	7,577	18,520
Dividends declared	5,869	5,869	–	–	–
Minimum royalties	5,237	2,067	3,170	–	–
Minimum advertising	31,353	6,695	16,531	5,470	2,657
Other [4]	5,376	5,351	25	–	–
Total [5]	$ 2,337,556	$ 549,497	$ 329,429	$ 571,876	$ 886,754

(1) Includes interest payments on the Company's long-term debt and payments on the interest rate swap. Estimated future interest payments on outstanding debt obligations are based on interest rates as of December 29, 2012. Actual cash outflows may differ significantly due to changes in underlying interest rates.
(2) Purchase obligations related primarily to inventory and capital expenditure commitments.
(3) Pension obligations reflect expected pension funding as there are currently no required funding obligations under government regulation. Funding amounts are calculated on an annual basis and no required or planned funding beyond one year has been determined.
(4) The amounts in the other category relate primarily to employee retention commitments.
(5) The Company adopted FASB ASC Topic 740, *Income Taxes,* on December 31, 2006. The total amount of unrecognized tax benefits on the Consolidated Balance Sheet at December 29, 2012 is $8.5 million. At this time, the Company is unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes. As a result, this amount is not included in the table above.

At December 29, 2012, the Company had $198.1 million of additional borrowing capacity available under the Revolving Credit Facility which terminates on October 9, 2017.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The response to this Item is set forth under the caption "Quantitative and Qualitative Disclosures About Market Risk" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data

The response to this Item is set forth in Appendix A of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on and as of the time of such evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of internal control over financial reporting as of December 29, 2012, based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, management concluded that internal control over financial reporting was effective as of December 29, 2012.

Based on the Securities and Exchange Commission's staff interpretation guidance for newly acquired businesses, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the Performance + Lifestyle Group Business, which was included in the Company's fiscal 2012 consolidated financial statements since the acquisition date of October 9, 2012. PLG constituted 66% of total assets as of December 29, 2012 and 13% of revenues for the year then fiscal year-ended.

The effectiveness of the Company's internal control over financial reporting as of December 29, 2012 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report, which is included in Appendix A and is incorporated into this Item 9A by reference.

Changes in Internal Control Over Financial Reporting

There was no change in the Company's internal control over financial reporting that occurred during the sixteen-week period ended December 29, 2012 that has materially affected, or that is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The Company's Audit Committee is comprised of four Board members, all of whom are independent under independence standards adopted by the Board and applicable SEC regulations and New York Stock Exchange standards (including independence standards related specifically to Audit Committee membership). The Audit Committee members each have financial and business experience with companies of substantial size and complexity and have an understanding of financial statements, internal controls and audit committee functions. The Company's Board of Directors has determined that Jeffrey M. Boromisa and William K. Gerber are audit committee financial experts, as defined by the SEC. Additional information regarding the Audit Committee is provided in the Definitive Proxy Statement of the Company with respect to the Annual Meeting of Stockholders to be held on April 18, 2013, under the caption "Corporate Governance" under the subheading "Board Committees."

The Company has adopted an Accounting and Finance Code of Ethics that applies to the Company's principal executive officer, principal financial officer and principal accounting officer, and has adopted a Code of Conduct & Compliance that applies to the Company's directors and employees. The Accounting and Finance

Code of Ethics and the Code of Conduct & Compliance are available on the Company's website at *www.wolverineworldwide.com/investor-relations/corporate-governance*. Any waiver from the Accounting and Finance Code of Ethics or the Code of Conduct & Compliance with respect to the Company's executive officers and directors will be disclosed on the Company's website. Any amendment to the Accounting and Finance Code of Ethics and the Code of Conduct & Compliance will be disclosed on the Company's website.

The information regarding directors of the Company contained under the caption "Board of Directors" in the Definitive Proxy Statement of the Company with respect to the Annual Meeting of Stockholders to be held on April 18, 2013, is incorporated herein by reference.

The information regarding directors and executive officers of the Company under the caption "Additional Information" under the subheading "Section 16(a) Beneficial Ownership Reporting Compliance" in the Definitive Proxy Statement of the Company with respect to the Annual Meeting of Stockholders to be held on April 18, 2013, is incorporated herein by reference.

Item 11. Executive Compensation

The information contained under the captions "Non-Employee Director Compensation in Fiscal Year 2012," "Compensation Discussion and Analysis," "Compensation Committee Report," "Summary Compensation Table," "Grants of Plan-Based Awards in Fiscal Year 2012," "Outstanding Equity Awards at 2012 Fiscal Year-End," "Option Exercises and Stock Vested in Fiscal Year 2012," "Pension Plans and 2012 Pension Benefits" and "Potential Payments Upon Termination or Change in Control" in the Definitive Proxy Statement of the Company with respect to the Annual Meeting of Stockholders to be held on April 18, 2013, is incorporated herein by reference. The information contained under the caption "Corporate Governance" under the subheadings "Risk Considerations in Compensation Programs" and "Board Committees" in the Definitive Proxy Statement of the Company with respect to the Annual Meeting of Stockholders to be held on April 18, 2013, is also incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained under the caption "Securities Ownership of Officers and Directors and Certain Beneficial Owners" and "Equity Compensation Plan Information" contained in the Definitive Proxy Statement of the Company with respect to the Annual Meeting of Stockholders to be held on April 18, 2013, is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information contained under the caption "Related Party Matters" under the subheadings "Certain Relationships and Related Transactions" and "Related Person Transactions Policy" contained in the Definitive Proxy Statement of the Company with respect to the Annual Meeting of Stockholders to be held on April 18, 2013, is incorporated herein by reference. The information contained under the caption "Corporate Governance" under the subheading "Director Independence" contained in the Definitive Proxy Statement of the Company with respect to the Annual Meeting of Stockholders to be held on April 18, 2013, is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information contained under the caption "Independent Registered Public Accounting Firm" in the Definitive Proxy Statement of the Company with respect to the Annual Meeting of Stockholders to be held on April 18, 2013, is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Item 15(a)(1). **Financial Statements** Attached as Appendix A

The following consolidated financial statements of Wolverine World Wide, Inc. and its subsidiaries are filed as a part of this report:

- Consolidated Balance Sheets as of December 29, 2012 and December 31, 2011.
- Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended December 29, 2012, December 31, 2011 and January 1, 2011.
- Consolidated Statements of Operations and Comprehensive Income for the Fiscal Years Ended December 29, 2012, December 31, 2011 and January 1, 2011.
- Consolidated Statements of Cash Flows for the Fiscal Years Ended December 29, 2012, December 31, 2011 and January 1, 2011.
- Notes to the Consolidated Financial Statements.
- Reports of Independent Registered Public Accounting Firm.

Item 15(a)(2). **Financial Statement Schedules** Attached as Appendix B

The following consolidated financial statement schedule of Wolverine World Wide, Inc. and its subsidiaries is filed as a part of this report:

- Schedule II—Valuation and Qualifying Accounts.

All other schedules (I, III, IV, and V) for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Item 15(a)(3). **Exhibits**

The following exhibits are filed as part of this report:

Exhibit Number	Document
2.1	Agreement and Plan of Merger, dated as of May 1, 2012, by and among WBG-PSS Holdings LLC, WBG-PSS Merger Sub Inc., Collective Brands, Inc. and Wolverine World Wide, Inc. Previously filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed on May 4, 2012. Here incorporated by reference.
3.1	Restated Certificate of Incorporation. Previously filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the period ended December 30, 2006. Here incorporated by reference.
3.2	Amended and Restated By-laws. Previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on October 16, 2012. Here incorporated by reference.
4.1	Senior Notes Indenture, dated October 9, 2012, among Wolverine World Wide, Inc., the guarantors named therein, and Wells Fargo Bank, National Association. Previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 9, 2012. Here incorporated by reference.
4.2	Form of 6.125% Senior Note due 2020. Previously filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed on October 9, 2012. Here incorporated by reference.
4.3	Registration Rights Agreement, dated October 9, 2012, among the Wolverine World Wide, Inc., the guarantors named therein and J.P. Morgan Securities LLC, as representative of the several initial purchasers. Previously filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed on October 9, 2012. Here incorporated by reference.

Exhibit Number	Document
10.1	1993 Stock Incentive Plan, as amended and restated.* Previously filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.2	Amended and Restated 1995 Stock Incentive Plan.* Previously filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.3	Amended and Restated 1997 Stock Incentive Plan.* Previously filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.4	Amended and Restated Stock Incentive Plan of 1999.* Previously filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.5	Amended and Restated Stock Incentive Plan of 2001.* Previously filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.6	Amended and Restated Stock Incentive Plan of 2003.* Previously filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.7	Amended and Restated Stock Incentive Plan of 2005.* Previously filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.8	Amended and Restated Directors' Stock Option Plan.* Previously filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.9	Amended and Restated Outside Directors' Deferred Compensation Plan.* Previously filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2007. Here incorporated by reference.
10.10	Amended and Restated Executive Short-Term Incentive Plan (Annual Bonus Plan).* Previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on April 20, 2012. Here incorporated by reference.
10.11	Amended and Restated Executive Long-Term Incentive Plan (3-Year Bonus Plan).* Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 20, 2012. Here incorporated by reference.
10.12	Amended and Restated Stock Option Loan Program.* Previously filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2007. Here incorporated by reference.
10.13	Executive Severance Agreement.* Previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on December 17, 2008. Here incorporated by reference. A participant schedule of current executive officers who are parties to this agreement is attached as Exhibit 10.13.
10.14	Executive Severance Agreement.* Previously filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Here incorporated by reference. A participant schedule of current executive officers who are parties to this agreement is attached as Exhibit 10.14.

Exhibit Number	Document
10.15	Form of Indemnification Agreement.* The Company has entered into an Indemnification Agreement with each director and with Messrs. Grimes, Guerre, Jeppesen, Krueger and Zwiers and Ms. Linton. Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 25, 2007. Here incorporated by reference.
10.16	Amended and Restated Benefit Trust Agreement dated April 25, 2007.* Previously filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed on April 25, 2007. Here incorporated by reference.
10.17	Employees' Pension Plan (Restated as amended through January 1, 2013).*
10.18	Form of Incentive Stock Option Agreement.* Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 15, 2005. Here incorporated by reference.
10.19	Form of Non-Qualified Stock Option Agreement for Blake W. Krueger and Timothy J. O'Donovan.* Previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on February 15, 2005. Here incorporated by reference.
10.20	Form of Non-Qualified Stock Option Agreement for executive officers other than those to whom Exhibit 10.19 applies.* Previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on February 15, 2005. Here incorporated by reference.
10.21	Form of Restricted Stock Agreement.* Previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on February 15, 2005. Here incorporated by reference.
10.22	Form of Incentive Stock Option Agreement.* Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 17, 2006. Here incorporated by reference.
10.23	Form of Non-Qualified Stock Option Agreement for Blake W. Krueger and Timothy J. O'Donovan.* Previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on February 17, 2006. Here incorporated by reference.
10.24	Form of Non-Qualified Stock Option Agreement for executive officers other than those to whom Exhibit 10.23 applies.* Previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on February 17, 2006. Here incorporated by reference.
10.25	Form of Restricted Stock Agreement.* Previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on February 17, 2006. Here incorporated by reference.
10.26	Form of Restricted Stock Agreement.* Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 16, 2012. Here incorporated by reference.
10.27	Form of Stock Option Agreement for non-employee directors.* Previously filed as Exhibit 10.23 to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2005. Here incorporated by reference.
10.28	2009 Form of Non-Qualified Stock Option Agreement for Donald T. Grimes, Blake W. Krueger, Pamela L. Linton and James D. Zwiers.* Previously filed as Exhibit 10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.29	2009 Form of Non-Qualified Stock Option Agreement for executive officers other than those to whom Exhibit 10.28 applies.* Previously filed as Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.30	Form of Performance Share Award Agreement (2011 – 2013 performance period).* Previously filed as Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2011. Here incorporated by reference.

Exhibit Number	Document
10.31	Form of Performance Share Award Agreement (2012 – 2014 performance period).* Previously filed as Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Here incorporated by reference.
10.32	Form of Performance Share Award Agreement (2013 – 2015 performance period).*
10.33	Separation Agreement between Wolverine World Wide, Inc. and Blake W. Krueger, dated as of March 13, 2008, as amended.* Previously filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 22, 2008. Here incorporated by reference.
10.34	First Amendment to Separation Agreement between Wolverine World Wide, Inc. and Blake W. Krueger, dated as of December 11, 2008.* Previously filed as Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.35	409A Supplemental Executive Retirement Plan.* Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 17, 2008. Here incorporated by reference. A participant schedule of current executive officers who participate in this plan is attached as Exhibit 10.35.
10.36	Form of 409A Supplemental Retirement Plan Participation Agreement with Blake W. Krueger.* Previously filed as Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.37	Outside Directors' Deferred Compensation Plan.* Previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 17, 2008. Here incorporated by reference.
10.38	Stock Incentive Plan of 2010.* Previously filed as Exhibit 10.1 to the Company's Registration Statement on Form S-8 filed on March 4, 2010. Here incorporated by reference.
10.39	Limited Guarantee, dated as of May 1, 2012, entered into by Wolverine World Wide, Inc. in favor of Collective Brands, Inc. Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 4, 2012. Here incorporated by reference.
10.40	Purchase Agreement, dated as of May 1, 2012, by and between Open Water Ventures, LLC and WBG-PSS Holdings LLC. Previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 4, 2012. Here incorporated by reference
10.41	Interim Agreement, dated as of May 1, 2012, by and among Wolverine World Wide, Inc., WBG-PSS Holdings LLC, WBG-PSS Merger Sub Inc., Golden Gate Capital Opportunity Fund, L.P. and Blum Strategic Partners IV, L.P. Previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on May 4, 2012. Here incorporated by reference.
10.42	Separation Agreement, dated as of May 1, 2012, by and between Wolverine World Wide, Inc. and WBG-PSS Holdings LLC. Previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on May 4, 2012. Here incorporated by reference.
10.43	Amendment No. 1 to Separation Agreement, dated as of October 9, 2012, by and between the Company and WBG–PSS Holdings LLC. Previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 9, 2012. Here incorporated by reference.
10.44	Amendment No. 1 to Purchase Agreement, dated as of October 9, 2012, by and between Open Water Ventures, LLC and WBG–PSS Holdings LLC. Previously filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended September 8, 2012. Here incorporated by reference.

Exhibit Number	Document
10.45	Credit Agreement, dated as of July 31, 2012, by and among Wolverine World Wide, Inc., as borrower, JPMorgan Chase Bank, N.A., as administrative agent and as a lender, J.P. Morgan Europe Limited, as foreign currency agent, Wells Fargo Bank, National Association, as syndication agent and as a lender, Fifth Third Bank as documentation agent and as a lender, and PNC Bank, National Association, as documentation agent and as a lender. Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 1, 2012. Here incorporated by reference.
10.46	First Amendment to Credit Agreement, dated as of September 28, 2012, by and among Wolverine World Wide, Inc., as borrower, JPMorgan Chase Bank, N.A., as administrative agent and as a lender, J.P. Morgan Europe Limited, as foreign currency agent, Wells Fargo Bank, National Association, as syndication agent and as a lender, Fifth Third Bank as documentation agent and as a lender, and PNC Bank, National Association, as documentation agent and as a lender. Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 4, 2012. Here incorporated by reference.
10.47	Second Amendment to the Credit Agreement, dated as of October 8, 2012, among Wolverine World Wide, Inc., as borrower, JPMorgan Chase Bank, N.A., as administrative agent and as a lender, J.P. Morgan Europe Limited, as foreign currency agent, Wells Fargo Bank, National Association, as syndication agent and as a lender, Fifth Third Bank, as documentation agent and as a lender, and PNC Bank, National Association, as documentation agent and as a lender. Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 9, 2012. Here incorporated by reference.
21	Subsidiaries of Registrant.
23	Consent of Ernst & Young LLP.
24	Powers of Attorney.
31.1	Certification of Chairman, Chief Executive Officer and President under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Senior Vice President, Chief Financial Officer and Treasurer under Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification pursuant to 18 U.S.C. § 1350.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Management contract or compensatory plan or arrangement.

The Company will furnish a copy of any exhibit listed above to any stockholder without charge upon written request to Mr. R. Paul Guerre, General Counsel and Secretary, 9341 Courtland Drive N.E., Rockford, Michigan 49351.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLVERINE WORLD WIDE, INC.

Dated: February 27, 2013

By: /s/ Blake W. Krueger
Blake W. Krueger
Chairman, Chief Executive Officer and President
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Blake W. Krueger Blake W. Krueger	Chairman, Chief Executive Officer and President (Principal Executive Officer)	February 27, 2013
/s/ Donald T. Grimes Donald T. Grimes	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 27, 2013
*/s/ Jeffrey M. Boromisa Jeffrey M. Boromisa	Director	February 27, 2013
*/s/ William K. Gerber William K. Gerber	Director	February 27, 2013
*/s/ Alberto L. Grimoldi Alberto L. Grimoldi	Director	February 27, 2013
*/s/ Joseph R. Gromek Joseph R. Gromek	Director	February 27, 2013
*/s/ David T. Kollat David T. Kollat	Director	February 27, 2013
/s/ Blake W. Krueger Blake W. Krueger	Director	February 27, 2013
*/s/ Brenda J. Lauderback Brenda J. Lauderback	Director	February 27, 2013
*/s/ Nicholas T. Long Nicholas T. Long	Director	February 27, 2013
*/s/ Timothy J. O'Donovan Timothy J. O'Donovan	Director	February 27, 2013

Signature	Title	Date
*/s/ Shirley D. Peterson Shirley D. Peterson	Director	February 27, 2013
*/s/ Michael A. Volkema Michael A. Volkema	Director	February 27, 2013
*By /s/ Blake W. Krueger Blake W. Krueger Attorney-in-Fact	Chairman, Chief Executive Officer and President	February 27, 2013

APPENDIX A

Financial Statements

CONSOLIDATED BALANCE SHEETS

(Thousands of Dollars, Except Share and Per Share Data)	As of Fiscal Year-End **2012**	2011
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 171,411**	$ 140,012
Accounts receivable, less allowances (2012 – $14,829; 2011 – $12,688)	**353,615**	219,963
Inventories		
Finished products	**431,817**	204,546
Raw materials and work-in-process	**34,413**	27,192
	466,230	231,738
Deferred income taxes	**27,955**	9,801
Prepaid expenses and other current assets	**55,714**	32,982
Total current assets	**1,074,925**	634,496
Property, plant and equipment:		
Land	**3,926**	826
Buildings and improvements	**107,027**	73,926
Machinery and equipment	**180,030**	135,118
Software	**93,812**	83,809
	384,795	293,679
Accumulated depreciation	**(235,067)**	(215,190)
	149,728	78,489
Other assets:		
Goodwill and indefinite-lived intangibles	**1,139,725**	56,269
Other amortizable intangibles, net	**153,478**	1,125
Deferred income taxes	**946**	42,349
Deferred financing costs, net	**38,894**	–
Other	**56,738**	38,924
	1,389,781	138,667
Total assets	**$2,614,434**	$ 851,652
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 160,895**	$ 57,099
Accrued salaries and wages	**36,374**	22,635
Income taxes	**2,556**	2,822
Taxes, other than income taxes	**14,536**	8,093
Restructuring reserve	**75**	330
Other accrued liabilities	**71,720**	44,033
Accrued pension liabilities	**2,428**	2,151
Current maturities of long-term debt	**30,750**	515
Borrowings under revolving credit agreement	**–**	11,000
Total current liabilities	**319,334**	148,678
Long-term debt, less current maturities	**1,219,250**	–
Accrued pension liabilities	**165,462**	103,825
Deferred income taxes	**240,523**	–
Other liabilities	**26,168**	20,499
Stockholders' equity:		
Common stock, $1 par value: authorized 160,000,000 shares; shares issued, including treasury shares: 2012 – 66,515,620; 2011 – 65,019,406	**66,515**	65,019
Additional paid-in capital	**173,915**	138,585
Retained earnings	**946,766**	889,765
Accumulated other comprehensive loss	**(87,542)**	(71,029)
Cost of shares in treasury: 2012 – 17,182,019 shares; 2011 – 16,848,374 shares	**(457,262)**	(443,690)
Total Wolverine World Wide, Inc. stockholders' equity	**642,392**	578,650
Non-controlling interest	**1,305**	–
Total stockholders' equity	**643,697**	578,650
Total liabilities and stockholders' equity	**$2,614,434**	$ 851,652

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Fiscal Year		
	2012	2011	2010
(Thousands of Dollars, Except Share and Per Share Data)			
COMMON STOCK OUTSTANDING			
Balance at beginning of the year	**$ 65,019**	$ 63,976	$ 62,764
Common stock issued under stock incentive plans, net of forfeitures (2012 – 1,496,214 shares; 2011 – 1,043,019 shares; 2010 – 1,212,463 shares)	**1,496**	1,043	1,212
Balance at end of the year	**66,515**	65,019	63,976
ADDITIONAL PAID-IN CAPITAL			
Balance at beginning of the year	**138,585**	108,286	81,021
Stock-based compensation expense	**14,988**	14,074	11,543
Amounts associated with common stock issued under stock incentive plans:			
Proceeds over par value	**9,556**	4,919	6,289
Income tax benefits	**10,983**	4,071	4,094
Issuance of performance-based shares (2012 – 197,304 shares; 2011 – 206,148 shares; 2010 – 215,027 shares)	**(197)**	7,550	5,197
Issuance of treasury shares (2012 –20,766 shares; 2011 – 24,354 shares; 2010 – 25,829 shares)	**–**	(315)	142
Balance at end of the year	**173,915**	138,585	108,286
RETAINED EARNINGS			
Balance at beginning of the year	**889,765**	789,684	706,439
Net earnings attributable to Wolverine World Wide, Inc.	**80,686**	123,287	104,470
Cash dividends declared (2012 – $0.48 per share; 2011 – $0.48 per share; 2010 – $0.44 per share)	**(23,685)**	(23,206)	(21,225)
Balance at end of the year	**946,766**	889,765	789,684
ACCUMULATED OTHER COMPREHENSIVE LOSS			
Balance at beginning of the year	**(71,029)**	(41,123)	(42,806)
Other comprehensive income (loss)	**(16,513)**	(29,906)	1,683
Balance at end of the year	**(87,542)**	(71,029)	(41,123)
COST OF SHARES IN TREASURY			
Balance at beginning of the year	**(443,690)**	(376,926)	(325,385)
Common stock acquired for treasury (2012 – 354,411 shares; 2011 – 1,895,893 shares; 2010 – 1,832,193 shares)	**(14,121)**	(67,388)	(52,190)
Issuance of treasury shares (2012 – 20,766 shares; 2011 – 24,354 shares; 2010 – 25,829 shares)	**549**	624	649
Balance at end of the year	**(457,262)**	(443,690)	(376,926)
Total Wolverine World Wide, Inc. equity	**642,392**	578,650	543,897
NON-CONTROLLING INTEREST			
Balance at beginning of the year	**–**	–	–
Net earnings	**78**	–	–
Capital contribution from non-controlling interest	**1,225**	–	–
Foreign currency translation	**2**	–	–
Balance at end of the year	**1,305**	–	–
TOTAL STOCKHOLDERS' EQUITY	**$ 643,697**	$ 578,650	$ 543,897

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Fiscal Year		
	2012	2011	2010
(Thousands of Dollars, Except Per Share Data)			
Revenue	**$ 1,640,838**	$ 1,409,068	$ 1,248,517
Cost of goods sold	**1,008,197**	852,316	754,537
Non-recurring transaction and integration costs	**4,481**	–	–
Restructuring and other transition costs	**–**	–	1,406
Gross profit	**628,160**	556,752	492,574
Selling, general and administrative expenses	**481,899**	386,534	347,499
Non-recurring transaction and integration costs	**32,537**	–	–
Restructuring and other transition costs	**–**	–	2,828
Operating profit	**113,724**	170,218	142,247
Other expenses (income):			
Interest expense	**14,597**	1,395	571
Non-recurring acquisition related interest expense	**5,197**	–	–
Interest income	**(565)**	(370)	(184)
Other expense (income)—net	**317**	283	(1,366)
	19,546	1,308	(979)
Earnings before income taxes	**94,178**	168,910	143,226
Income taxes	**13,414**	45,623	38,756
Net earnings	**80,764**	123,287	104,470
Net earnings attributable to non-controlling interests	**78**	–	–
Net earnings attributable to Wolverine World Wide, Inc.	**$ 80,686**	$ 123,287	$ 104,470
Net earnings per share (see Note 1):			
Basic	**$ 1.67**	$ 2.54	$ 2.15
Diluted	**$ 1.63**	$ 2.48	$ 2.11
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**$ 5,684**	$ (11,290)	$ (2,929)
Change in fair value of foreign exchange contracts	**(5,025)**	5,110	1,731
Change in fair value of interest rate swap	**(1,001)**	–	–
Pension adjustments	**(16,171)**	(23,726)	2,881
Other comprehensive income	**(16,513)**	(29,906)	1,683
Comprehensive income	**64,251**	93,381	106,153
Less: comprehensive loss attributable to non-controlling interest	**(35)**	–	–
Comprehensive income attributable to Wolverine World Wide, Inc.	**$ 64,286**	$ 93,381	$ 106,153

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year		
	2012	2011	2010
(Thousands of Dollars)			
OPERATING ACTIVITIES			
Net earnings	**$ 80,764**	$ 123,287	$ 104,470
Adjustments necessary to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**21,173**	14,870	14,509
Amortization	**6,478**	1,037	1,692
Deferred income taxes	**(4,248)**	7,676	(4,298)
Stock-based compensation expense	**14,988**	14,074	11,543
Excess tax benefits from stock-based compensation	**(9,928)**	(3,255)	(1,362)
Pension contribution	**(26,657)**	(31,800)	(10,400)
Pension expense	**27,902**	17,502	16,286
Restructuring and other transition costs	**–**	–	4,234
Cash payments related to restructuring and other transition costs	**–**	(984)	(7,516)
Other	**4,802**	11,271	3,524
Changes in operating assets and liabilities:			
Accounts receivable	**15,136**	(24,802)	(32,466)
Inventories	**(29,334)**	(25,101)	(49,084)
Other operating assets	**(17,084)**	(21,578)	(1,009)
Accounts payable	**5,907**	(7,054)	21,672
Income taxes	**(266)**	76	(11,888)
Other operating liabilities	**2,007**	3,595	7,959
Net cash provided by operating activities	**91,640**	78,814	67,866
INVESTING ACTIVITIES			
Business acquisition, net of cash acquired	**(1,225,880)**	–	–
Additions to property, plant and equipment	**(14,942)**	(19,397)	(16,370)
Investments in joint venture	**(2,942)**	–	–
Proceeds from sales of property, plant and equipment	**49**	50	1,756
Other	**(2,391)**	(3,236)	(2,424)
Net cash used in investing activities	**(1,246,106)**	(22,583)	(17,038)
FINANCING ACTIVITIES			
Net borrowings (repayments) under revolver	**(11,000)**	11,000	–
Borrowings of long-term debt	**1,275,000**	–	–
Payments of long-term debt	**(25,515)**	(530)	(538)
Payments of debt issuance costs	**(40,121)**	–	–
Cash dividends paid	**(23,649)**	(22,737)	(21,414)
Purchase of common stock for treasury	**(14,121)**	(67,388)	(52,190)
Proceeds from shares issued under stock incentive plans	**11,642**	14,083	13,631
Excess tax benefits from stock-based compensation	**9,928**	3,255	1,362
Contributions from non-controlling interests	**1,225**	–	–
Net cash provided by (used) in financing activities	**1,183,389**	(62,317)	(59,149)
Effect of foreign exchange rate changes	**2,476**	(4,302)	(1,718)
Increase (decrease) in cash and cash equivalents	**31,399**	(10,388)	(10,039)
Cash and cash equivalents at beginning of the year	**140,012**	150,400	160,439
Cash and cash equivalents at end of the year	**$ 171,411**	$ 140,012	$ 150,400
OTHER CASH FLOW INFORMATION			
Interest paid	**$ 10,030**	$ 840	$ 192
Net income taxes paid	**$ 16,258**	$ 29,967	$ 30,604

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts are in thousands of dollars except share and per share data and elsewhere as noted.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Wolverine World Wide, Inc. is a leading designer, manufacturer and marketer of a broad range of quality casual footwear and apparel; performance outdoor and athletic footwear and apparel; children's footwear, industrial work shoes, boots and apparel; and uniform shoes and boots. The Company's portfolio of owned and licensed brands includes: *Bates*®, *Cat*® Footwear, *Chaco*®, *Cushe*®, *Harley-Davidson*® Footwear, *Hush Puppies*®, *HyTest*®, *Keds*®, *Merrell*®, *Patagonia*® Footwear, *Saucony*®, *Sebago*®, *Soft Style*® *Sperry Top-Sider*®, *Stride Rite*® and *Wolverine*® Licensing and distribution arrangements with third parties extend the global reach of the Company's brand portfolio. The Company also operates a consumer-direct division to market both its own brands and branded footwear and apparel from other manufacturers as well as a leathers division that markets *Wolverine Performance Leathers*™.

Principles of Consolidation

The consolidated financial statements include the accounts of Wolverine World Wide, Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year is the 52- or 53-week period that ends on the Saturday nearest to December 31. All fiscal years presented herein are 52-week periods.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S.) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized on the sale of products manufactured or sourced by the Company when the related goods have been shipped, legal title has passed to the customer and collectability is reasonably assured. Revenue generated through licensees and distributors involving products bearing the Company's trademarks is recognized as earned according to stated contractual terms upon either the purchase or shipment of branded products by licensees and distributors.

The Company records provisions for estimated sales returns and allowances at the time of sale based on historical rates of returns and allowances and specific identification of outstanding returns not yet received from customers. However, estimates of actual returns and allowances in any future period are inherently uncertain and actual returns and allowances may differ from these estimates. If actual or expected future returns and allowances were significantly greater or lower than established reserves, a reduction or increase to net revenues would be recorded in the period this determination was made.

Cost of Goods Sold

Cost of goods sold includes the actual product costs, including inbound freight charges and certain outbound freight charges, purchasing, sourcing, inspection and receiving costs. Warehousing costs are included in selling, general and administrative expenses.

Shipping and Handling Costs

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenue, while the related expenses incurred by the Company are recorded as cost of goods sold.

Cash Equivalents
Cash equivalents include highly liquid investments with an original maturity of three months or less. Cash equivalents are stated at cost, which approximates market.

Allowance for Uncollectible Accounts
The Company maintains an allowance for uncollectible accounts receivable for estimated losses resulting from its customers' inability to make required payments. Company management evaluates the allowance for uncollectible accounts receivable based on a review of current customer status and historical collection experience.

Inventories
The Company values its inventory at the lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method for all domestic raw materials and work-in-process inventories and certain domestic finished goods inventories. Cost is determined using the first-in, first-out ("FIFO") method for all raw materials, work-in-process and finished goods inventories in foreign countries; certain domestic finished goods inventories; and for all finished goods inventories of the Company's consumer-direct business, due to the unique nature of those operations. The Company has applied these inventory cost valuation methods consistently from year to year.

Property, Plant and Equipment
Property, plant and equipment are stated on the basis of cost and include expenditures for computer hardware and software, store furniture and fixtures, office furniture and machinery and equipment. Normal repairs and maintenance are expensed as incurred.

Depreciation of property, plant and equipment is computed using the straight-line method. The depreciable lives range from 14 to 20 years for buildings and improvements and from 3 to 10 years for machinery, equipment and software. Leasehold improvements are depreciated at the lesser of the estimated useful life or lease term, including reasonably-assured lease renewals as determined at lease inception.

Deferred Financing Costs
Deferred financing costs represent commitment fees, legal and other third party costs associated with obtaining commitments for financing which result in a closing of such financings for the Company. These costs are amortized into earnings through interest expense over the terms of the respective agreements. Costs incurred in seeking financing transactions which do not close are expensed in the period in which it is determined that the financing will not close.

Acquisitions
The Company accounts for acquired businesses using the purchase method of accounting. Under the purchase method, the Company's consolidated financial statements include the operations of an acquired business from the date of acquisition. In addition, the assets acquired and liabilities assumed are recorded at the date of acquisition at their respective estimated fair values, with any excess of the purchase price over the estimated fair values of the net assets acquired recorded as goodwill.

Significant judgment is required in estimating the fair value of intangible assets and in assigning their respective useful lives. Accordingly, the Company typically obtains the assistance of third-party valuation specialists for significant items. The fair value estimates are based on available historical information and on future expectations and assumptions deemed reasonable by management, but are inherently uncertain.

The Company typically uses an income method to estimate the fair value of intangible assets, which is based on forecasts of the expected future cash flows attributable to the respective assets. Significant estimates and assumptions inherent in the valuations reflect a consideration of other marketplace participants and include the amount and timing of future cash flows (including expected growth rates and profitability), the underlying product or technology life cycles, the economic barriers to entry and the discount rate applied to the cash flows. Unanticipated market or macroeconomic events and circumstances may occur that could affect the accuracy or validity of the estimates and assumptions.

Determining the useful life of an intangible asset also requires judgment. Certain intangibles are expected to have indefinite lives based on their history and the Company's plans to continue to support and build the acquired brands. Other acquired intangible assets (e.g., certain trademarks or brands, customer relationships, patents and technologies) are expected to have determinable useful lives. The Company's assessment as to trademarks and brands that have an indefinite life and those that have a determinable life is based on a number of factors including competitive environment, market share, trademark and/or brand history, underlying product life cycles, operating plans and the macroeconomic environment of the countries in which the trademarks or brands are sold. The Company's estimates of the useful lives of determinable-lived intangibles are based primarily on these same factors. All of the Company's acquired technology and customer-related intangibles are expected to have determinable useful lives. The costs of determinable-lived intangibles are amortized to expense over their estimated life.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets of acquired businesses. Other intangibles consist primarily of trademarks and patents. Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to impairment tests at least annually. The Company has adopted the provisions of ASU 2011-08, which permits the Company to qualitatively assess indicators of the Company's reporting unit's fair value when it is unlikely that a reporting unit is impaired. After completing the qualitative assessment, the Company may also use assumptions about expected future operating performance and utilize a discounted cash flow analysis to estimate fair value. If the recorded values of these assets are not recoverable, based on either the assessment screen or discounted cash flow analysis, management performs the next step, which compares the fair value of the reporting unit to the recorded value of the tangible and intangible assets of the reporting units. Goodwill is considered impaired if the fair value of the tangible and intangible assets exceeds the fair value of the reporting unit.

The Company adopted the provisions of ASU 2012-02, which allows the Company to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. The Company would not be required to quantitatively determine the fair value of the indefinite-lived intangible unless the Company determines, based on the qualitative assessment, that it is more likely than not that its fair value is less than the carrying value. After completing the qualitative assessment, the Company may determine it necessary to test indefinite-lived intangibles by comparison of the individual carrying values to the fair value. Future cash flows of the individual indefinite-lived intangible assets are used to measure their fair value after consideration by management of certain assumptions, such as forecasted growth rates and cost of capital, which are derived from internal projections and operating plans.

The Company did not recognize any impairment charges for goodwill or indefinite-lived intangible assets during the fiscal years ended December 29, 2012, December 31, 2011 or January 1, 2011 as the Company's annual impairment testing indicated that all reporting unit goodwill and indefinite-lived intangible asset fair values exceed their respective recorded values.

Other amortizable intangible assets are amortized using the straight-line method over their estimated useful lives. Other amortizable intangible assets are included in other assets on the consolidated balance sheets. They consist primarily of customer relationships, patents, licensing arrangements, developed product technology and a customer backlog intangible asset. The combined gross carrying value and accumulated amortization for these amortizable intangibles was as follows:

	December 29, 2012			
	Average remaining life (years)	Gross carrying value	Accumulated amortization	Net
Customer relationships	19	$110,470	$ 1,305	$109,165
Patent and trademarks	2	8,362	7,865	497
Licensing arrangements	4	28,120	1,533	26,587
Developed product technology	5	14,547	694	13,853
Backlog	1	5,100	2,354	2,746
Net favorable leases and other	2	689	59	630
Total		$167,288	$13,810	$153,478

	December 31, 2011			
	Average remaining life (years)	Gross carrying value	Accumulated amortization	Net
Patent and trademarks	2	$8,573	$7,448	$1,125

Estimated aggregate amortization expense for such intangibles for each of the five fiscal years subsequent to 2012 is as follows:

	2013	2014	2015	2016	2017
Amortization expense	$ 18,569	$ 15,606	$ 15,453	$ 13,750	$ 8,821

The changes in the carrying amount of goodwill and other non-amortizable intangibles for the years ended December 29, 2012 and December 31, 2011 are as follows:

	Goodwill	Other non-amortizable intangibles	Total
Balance at January 1, 2011	$ 39,014	$ 16,464	$ 55,478
Intangibles purchased	—	1,074	1,074
Intangibles disposed	—	(11)	(11)
Foreign currency translation effects	(120)	(152)	(272)
Balance at December 31, 2011	$ 38,894	$ 17,375	$ 56,269
Acquisition of PLG	**419,611**	**661,765**	**1,081,376**
Foreign currency translation effects	**1,417**	**663**	**2,080**
Balance at December 29, 2012	$ 459,922	$ 679,803	$ 1,139,725

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or an asset group may not be recoverable. Each impairment test is based on a comparison of the carrying amount of the asset or asset group to the future undiscounted net cash flows expected to be generated by the asset or asset group. If such assets are considered to be impaired, the impairment amount to be recognized is the amount by which the carrying value of the assets exceeds their fair value.

Retirement Benefits
The determination of the obligation and expense for retirement benefits is dependent on the selection of certain actuarial assumptions used in calculating such amounts. These assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. These assumptions are reviewed with the Company's actuaries and updated annually based on relevant external and internal factors and information, including, but not limited to, long-term expected asset returns, rates of termination, regulatory requirements and plan changes. See Note 6 to the consolidated financial statements for additional information.

Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with the fair value recognition provisions of FASB ASC Topic 718, *Compensation – Stock Compensation* ("ASC 718"). The Company recognized compensation expense of $14,988, $14,074, and $11,543 and related income tax benefits of $4,877, $4,540, and $3,552 for grants under its stock-based compensation plans in the statements of operations for the years ended December 29, 2012, December 31, 2011, and January 1, 2011, respectively.

Stock-based compensation expense recognized in the consolidated condensed statements of operations for the years ended December 29, 2012, December 31, 2011, and January 1, 2011, is based on awards ultimately expected to vest and, as such, has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

The Company estimated the fair value of employee stock options on the date of grant using the Black-Scholes model. The estimated weighted-average fair value for each option granted was $10.72, $10.46, and $6.97 per share for fiscal years 2012, 2011, and 2010, respectively, with the following weighted-average assumptions:

	2012	2011	2010
Expected market price volatility (1)	**37.8%**	38.6%	37.9%
Risk-free interest rate (2)	**0.6%**	1.8%	1.9%
Dividend yield (3)	**1.3%**	1.6%	1.9%
Expected term (4)	**4 years**	4 years	4 years

(1) Based on historical volatility of the Company's common stock. The expected volatility is based on the daily percentage change in the price of the stock over the four years prior to the grant.
(2) Represents the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant.
(3) Represents the Company's cash dividend yield for the expected term.
(4) Represents the period of time that options granted are expected to be outstanding. As part of the determination of the expected term, the Company concluded that all employee groups exhibit similar exercise and post-vesting termination behavior.

The Company issued 1,917,020 shares of common stock in connection with the exercise of stock options and new restricted stock grants during fiscal 2012. The Company cancelled 49,207 shares of common stock issued under restricted stock awards as a result of forfeitures during fiscal 2012.

Income Taxes
The provision for income taxes is based on the geographic dispersion of the earnings reported in the consolidated financial statements. A deferred income tax asset or liability is determined by applying currently-enacted tax laws and rates to the cumulative temporary differences between the carrying values of assets and liabilities for financial statement and income tax purposes.

The Company records an increase in liabilities for income tax accruals associated with tax benefits claimed on tax returns but not recognized for financial statement purposes (unrecognized tax benefits). The Company recognizes interest and penalties related to unrecognized tax benefits through interest expense and income tax expense, respectively.

Earnings Per Share

The Company calculates earnings per share in accordance with FASB ASC Topic 260, *Earnings Per Share* ("ASC 260"). ASC 260 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the earnings allocation in computing earnings per share under the two-class method. Under the guidance in ASC 260, the Company's unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and must be included in the computation of earnings per share pursuant to the two-class method.

The following table sets forth the computation of basic and diluted earnings per share:

	2012	2011	2010
Numerator:			
Net earnings attributable to Wolverine World Wide, Inc.	**$ 80,686**	$ 123,287	$ 104,470
Adjustment for earnings allocated to nonvested restricted common stock	**(1,669)**	(2,627)	(1,608)
Net earnings used to calculate basic earnings per share	**79,017**	120,660	102,862
Adjustment for earnings reallocated to nonvested restricted common stock	**57**	112	38
Net earnings used to calculate diluted earnings per share	**$ 79,074**	$ 120,772	$ 102,900
Denominator:			
Weighted average shares outstanding	**48,816,168**	48,910,599	49,051,739
Adjustment for nonvested restricted common stock	**(1,378,918)**	(1,432,541)	(1,206,460)
Shares used to calculate basic earnings per share	**47,437,250**	47,478,058	47,845,279
Effect of dilutive stock options	**1,077,076**	1,250,612	1,011,731
Shares used to calculate diluted earnings per share	**48,514,326**	48,728,670	48,857,010
Net earnings per share:			
Basic	**$ 1.67**	$ 2.54	$ 2.15
Diluted	**$ 1.63**	$ 2.48	$ 2.11

Options granted to purchase 387,591 shares of common stock in fiscal 2012, 338,877 shares in fiscal 2011, and 865,072 shares in fiscal 2010 have not been included in the denominator for the computation of diluted earnings per share for each of those fiscal years because the related exercise prices were greater than the average market price for the year, and they were, therefore, anti-dilutive.

Foreign Currency

For most of the Company's international subsidiaries, the local currency is the functional currency. Assets and liabilities of these subsidiaries are translated into U.S. dollars at the year-end exchange rate. Operating statement amounts are translated at average exchange rates for each period. The cumulative translation adjustments resulting from changes in exchange rates are included in the consolidated balance sheets as a component of accumulated other comprehensive income (loss) in stockholders' equity. Transaction gains and losses are included in the consolidated statements of operations and comprehensive income and were not material for fiscal years 2012, 2011 and 2010.

Financial Instruments and Risk Management

The Company follows FASB ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820"), which provides a consistent definition of fair value, focuses on exit price, prioritizes the use of market-based inputs over entity-specific inputs for measuring fair value and establishes a three-tier hierarchy for fair value measurements. This topic requires fair value measurements to be classified and disclosed in one of the following three categories:

- Level 1: Fair value is measured using quoted prices (unadjusted) in active markets for identical assets and liabilities.
- Level 2: Fair value is measured using either direct or indirect inputs, other than quoted prices included within Level 1, which are observable for similar assets or liabilities.
- Level 3: Fair value is measured using valuation techniques in which one or more significant inputs are unobservable.

The Company's financial instruments consist of cash and cash equivalents, accounts and notes receivable, accounts payable, foreign currency forward exchange contracts, an interest rate swap agreement, borrowings under the Company's Revolving Credit Facility and long-term debt. The carrying amount of the Company's financial instruments is historical cost, which approximates their fair value, except for the interest rate swap and foreign currency forward exchange contracts, which are carried at fair value. As of December 29, 2012, the carrying value and the fair value of the Company's long-term debt, including current maturities, was $1,250,000 and $1,308,895. The Company does not hold or issue financial instruments for trading purposes.

The Company follows FASB ASC Topic 815, *Derivatives and Hedging*, which is intended to improve transparency in financial reporting and requires that all derivative instruments be recorded on the consolidated balance sheets at fair value by establishing criteria for designation and effectiveness of hedging relationships. The Company utilizes foreign currency forward exchange contracts to manage the volatility associated with U.S. dollar inventory purchases made by non-U.S. wholesale operations in the normal course of business. At December 29, 2012 and December 31, 2011, foreign exchange contracts with a notional value of $111,905 and $106,265, respectively, were outstanding to purchase U.S. dollars with maturities ranging up to 336 days for each fiscal year. These contracts have been designated as cash flow hedges.

As of December 29, 2012 and December 31, 2011, a liability of $2,264 and an asset of $4,015, respectively, have been recognized for the fair value of the Company's foreign currency forward exchange contracts. As of December 29, 2012, a liability of $1,540 has been recognized for the fair value of the Company's interest rate swap agreement. In accordance with ASC 820, these assets and liabilities fall within Level 2 of the fair value hierarchy. The prices for the financial instruments are determined using prices for recently-traded financial instruments with similar underlying terms as well as directly or indirectly observable inputs. The Company did not have any additional assets or liabilities that were measured at fair value on a recurring basis at December 29, 2012 and December 31, 2011.

The fair value of the foreign currency forward exchange contracts represents the estimated receipts or payments necessary to terminate the contracts. Hedge effectiveness is evaluated by the hypothetical derivative method. Any hedge ineffectiveness is reported within the cost of goods sold caption of the consolidated condensed statements of operations. Hedge ineffectiveness was not material to the Company's consolidated condensed financial statements for fiscal years 2012, 2011, or 2010. If, in the future, the foreign exchange forward contracts are determined to be ineffective hedges or terminated before their contractual termination dates, the Company would be required to reclassify into earnings all or a portion of the unrealized amounts related to the cash flow hedges that are currently included in accumulated other comprehensive income (loss) within stockholders' equity.

The Company has one interest rate swap agreement which exchanges floating rate for fixed rate interest payments over the life of the agreement without the exchange of the underlying notional amounts. The notional amounts of the interest rate swap agreement are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The differential paid or received on the interest rate swap agreements is recognized as an adjustment to interest expense. The Company's interest rate swap has a notional amount of $462,175, which reduces the Company's exposure to fluctuations in interest rates on its variable rate debt. This derivative instrument was designated as a cash flow hedge of the debt and will expire on October 6, 2017. In accordance with ASC 815, the Company formally documented the relationship between the interest rate swap and the variable rate borrowings, as well as its risk management objective and strategy for undertaking the hedge transaction. This process included linking the derivative to the specific liability or asset on the balance sheet. The Company also assessed, both at the hedge's inception and on an ongoing basis, whether the derivative used in the hedging transaction was highly effective in offsetting changes in the cash flows of the hedged item. The effective portion of unrealized gains (losses) is deferred as a component of accumulated other comprehensive income (loss) and will be recognized in earnings at the time the hedged item affects earnings. Any ineffective portion of the change in fair value will be immediately recognized in earnings.

For the fiscal years ended December 29, 2012 the Company recognized a net loss of $1,001 in accumulated other comprehensive income (loss) related to the effective portion of its interest rate swap agreement.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of all changes in shareholders' equity during the period other than from transactions with shareholders. The changes in accumulated balances for each component of other comprehensive income (loss) are as follows:

	Foreign Currency translation adjustments	Foreign exchange contracts	Interest rate swap	Pension adjustments	Total
Balance of accumulated comprehensive income (loss) as of January 2, 2010	**$ 14,477**	**$(3,546)**	**-**	**$(53,737)**	**$(42,806)**
Foreign currency translation adjustments	(2,929)				(2,929)
Effective portion of changes related to foreign exchange contracts:					
Net gain arising during the period, net of taxes: 2010 — ($228)		457			457
Reclassification adjustments into cost of goods sold, net of taxes: 2010 — ($522)		1,274			1,274
Pension adjustments:					
Actuarial loss arising during the period, net of taxes: 2010 — $2,056				(3,817)	(3,817)
Less: amortization of prior actuarial losses, net of taxes: 2010 — ($3,516)				6,530	6,530
Less: amortization of prior service cost, net of taxes: 2010 — ($90)				168	168
Balance of accumulated comprehensive income (loss) as of January 1, 2011	**11,548**	**(1,815)**	**-**	**(50,856)**	**(41,123)**
Foreign currency translation adjustments	(11,290)				(11,290)
Effective portion of changes related to foreign exchange contracts:					
Net gain arising during the period, net of taxes: 2011 — ($977)		2,161			2,161
Reclassification adjustments into cost of goods sold, net of taxes: 2011 — ($1,369)		2,949			2,949
Pension adjustments:					
Actuarial loss arising during the period, net of taxes: 2011 — $17,002				(31,576)	(31,576)
Less: amortization of prior actuarial losses, net of taxes: 2011 — ($4,176)				7,756	7,756
Less: amortization of prior service cost, net of taxes: 2011 — ($51)				94	94
Balance of accumulated comprehensive income (loss) as of December 31, 2011	**258**	**3,295**	**-**	**(74,582)**	**(71,029)**
Foreign currency translation adjustments	5,685				5,685
Effective portion of changes related to foreign exchange contracts:					
Net loss arising during the period, net of taxes: 2012 — $981		(2,147)			(2,147)
Reclassification adjustments into cost of goods sold, net of taxes: 2012 — $1,340		(2,879)			(2,879)
Unrealized loss on interest rate swap, net of taxes: 2012 — $539			(1,001)		(1,001)
Pension adjustments:					
Actuarial loss arising during the period, net of taxes: 2012 — $16,045				(29,797)	(29,797)
Less: amortization of prior actuarial losses, net of taxes: 2012 — ($7,293)				13,544	13,544
Less: amortization of prior service cost, net of taxes: 2012 — ($44)				82	82
Balance of accumulated comprehensive income (loss) as of December 29, 2012	**$ 5,943**	**$(1,731)**	**$(1,001)**	**$(90,753)**	**$(87,542)**

2. INVENTORIES

Inventories of $62,731 at December 29, 2012 and $63,210 at December 31, 2011 have been valued using the LIFO method. If the FIFO method had been used, inventories would have been $18,993 and $15,301 higher than reported at December 29, 2012 and December 31, 2011, respectively.

3. INDEBTEDNESS

Total borrowings consist of the following obligations:

	2012	2011
Term Loan A, due October 9, 2017	**$ 550,000**	$ –
Term Loan B, due October 9, 2019	**325,000**	–
Senior notes, 6.125% interest, due October 15, 2020	**375,000**	–
Notes payable	**–**	515
Total debt obligations	**1,250,000**	515
Less: current maturities	**30,750**	(515)
Total long-term debt	**$1,219,250**	$ –

In 2009, the Company entered into a $1.6 million note payable in connection with the *Cushe*® acquisition. The note was payable over three years at a fixed interest rate of 4.5%. The Company paid the remaining balance on this note during fiscal 2012.

On July 31, 2012, the Company entered into a new credit agreement (the "New Credit Agreement") with a bank syndicate. The New Credit Agreement provided the Company with a $1.1 billion secured credit facility consisting of a Term Loan A Facility in an aggregate amount of up to $550.0 million (the "Term Loan A Facility"), a Term Loan B Facility in an aggregate amount up to $350.0 million (the "Term Loan B Facility") and a Revolving Credit Facility in an aggregate amount of up to $200.0 million (the "Revolving Facility"). The New Credit Agreement also provides the Company with the option to increase the aggregate principal amount of all facilities by up to an additional amount such that the total amount of all of the facilities does not exceed $1.3 billion As of December 29, 2012, the only usage against the Revolving Facility was related to outstanding standby letters of credit totaling approximately $1.9 million.

As required by the New Credit Agreement, the Company also entered into an interest rate swap with a notional amount of $462.2 million that reduces the Company's exposure to fluctuations in interest rates on its variable rate debt. This derivative instrument was designated as a cash flow hedge of the debt.

The Term Loan A Facility and the Revolving Credit Facility each have a term of five years and the Term Loan B Facility has a term of seven years. The initial interest rates applicable to amounts outstanding under the Term Loan A Facility and to U.S. dollar denominated amounts outstanding under the Revolving Credit Facility will be, at the Company's option, either (1) the alternate base rate as defined in the New Credit Agreement plus an applicable margin of 1.25%, or (2) the Eurocurrency Rate as defined in the New Credit Agreement plus an applicable margin of 2.25%. The interest rate applicable to amounts outstanding under the Term Loan B Facility will be, at the Company's option, either (1) the alternate base rate plus an applicable margin of 2.00%, or (2) the Eurocurrency Rate plus an applicable margin of 3.00%. For fiscal 2012, the weighted average interest rates for Term Loan A and Term Loan B were 2.5% and 4.0%, respectively.

The Revolving Credit Facility includes a $100.0 million foreign currency subfacility under which borrowings may be made, subject to certain conditions, in Canadian dollars, pounds sterling, euros, Hong Kong dollars, Swedish kronor, Swiss francs and such additional currencies determined in accordance with the New Credit Agreement. The Revolving Credit Facility also includes a $35.0 million swingline subfacility and a $50.0 million letter of credit subfacility.

The obligations of the Company pursuant to the New Credit Agreement will be guaranteed by substantially all of the Company's material domestic subsidiaries and secured by substantially all of the personal and real property of the Company and its material domestic subsidiaries, subject to certain exceptions.

The New Credit Agreement also contains certain affirmative and negative covenants, including covenants that limit the ability of the Company and its Restricted Subsidiaries (as defined in the New Credit Agreement) to, among other things: incur or guarantee indebtedness; incur liens; pay dividends or repurchase stock; enter into transactions with affiliates; consummate asset sales, acquisitions or mergers; prepay certain other indebtedness; or make investments, as well as covenants restricting the activities of certain foreign subsidiaries of the Company that hold intellectual property related assets. Further, the New Credit Agreement requires compliance with the following financial covenants: a maximum Consolidated Leverage Ratio (as defined in the New Credit Agreement); a maximum Consolidated Secured Leverage Ratio; and a minimum Consolidated Interest Coverage Ratio (in each case, as defined in the New Credit Agreement). As of December 29, 2012 the Company was in compliance with all such restrictions and financial covenants.

On October 9, 2012, the Company also issued a total of $375.0 million in senior notes in a private placement offering. The notes bear interest at 6.125% and are due in 2020 (the "Notes"). Related interest payments are due semi-annually. The Notes are guaranteed by certain of the Company's domestic subsidiaries.

The Company incurred debt issuance costs of approximately $40.1 million to obtain financing, including underwriter, banker, legal and accounting fees that are capitalized and amortized to interest expense over the terms of the related borrowings. The Company amortized approximately $1.8 million of deferred financing costs to interest expense during fiscal 2012.

The Company used the net proceeds from the Notes, together with the borrowings under the Term Loan Facilities and cash on hand, to finance the acquisition of PLG, repay any amounts outstanding under, and terminate its existing Revolving Credit Facility and to provide for the working capital needs of the Company, including the payment of transaction expenses in connection with the acquisition.

Cash flow from operations, along with borrowings under the Revolving Credit Facility, if any, are expected to be sufficient to meet working capital needs for the foreseeable future. Any excess cash flows from operating activities are expected to be used to purchase property, plant and equipment, reduce debt, fund internal and external growth initiatives, pay dividends or repurchase the Company's common stock.

Annual maturities of long-term debt for the five fiscal years subsequent to December 29, 2012, are as follows:

	2013	2014	2015	2016	2017	Thereafter
Annual maturities of long-term debt	$30,750	$59,063	$61,688	$82,313	$332,438	$683,748

The above maturities exclude the recorded fair value of the Company's interest rate swap arrangement, which was recorded at fair value of $1.5 million within other liabilities as of December 29, 2012. Additional information regarding the interest rate swap is provided in Note 1 of the consolidated financial statements.

4. LEASES

The Company leases machinery, equipment, and certain warehouse, office and retail store space under operating lease agreements that expire at various dates through 2023. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes and other operating expenses.

At December 29, 2012, minimum rental payments due under all non-cancelable leases were as follows:

	2013	2014	2015	2016	2017	Thereafter
Minimum rental payments	$50,791	$45,998	$40,611	$34,688	$24,470	$88,997

Rental expense under all operating leases, consisting primarily of minimum rentals, totaled $29,414 in fiscal 2012, $20,117 in fiscal 2011 and $18,919 in fiscal 2010.

5. CAPITAL STOCK

The Company has 2,000,000 authorized shares of $1 par value preferred stock, of which none was issued or outstanding as of December 29, 2012 or December 31, 2011. The Company has designated 150,000 shares of preferred stock as Series A junior participating preferred stock and 500,000 shares of preferred stock as Series B junior participating preferred stock for possible future issuance.

As of December 29, 2012, the Company had stock options outstanding under various stock incentive plans. As of December 29, 2012, the Company had approximately 1,893,495 stock incentive units (stock options, stock appreciation rights, restricted stock, restricted stock units and common stock) available for issuance. Each option or stock appreciation right granted counts as one stock incentive unit and all other awards granted, including restricted stock, count as two stock incentive units. Options granted under each plan have an exercise price equal to the fair market value of the underlying stock on the grant date, expire no later than ten years from the grant date, and generally vest over three years. Restricted stock issued under these plans is subject to certain restrictions, including a prohibition against any sale, transfer, or other disposition by the officer or employee during the vesting period (except for certain transfers for estate planning purposes for certain officers), and a requirement to forfeit all or a certain portion of the award upon certain terminations of employment or upon failure to achieve performance criteria in certain instances. These restrictions typically lapse over a three- to five-year period from the date of the award. The Company has elected to recognize expense for these stock-based incentive plans ratably over the vesting term on a straight-line basis. Certain option and restricted share awards provide for accelerated vesting under various scenarios, including retirement and upon a change in control of the Company. With regard to acceleration of vesting upon retirement, employees of eligible retirement age are vested in accordance with plan provisions and applicable stock option and restricted stock agreements. The Company issues shares to plan participants upon exercise or vesting of stock-based incentive awards from either authorized, but unissued, shares or treasury shares.

A summary of the transactions under the stock option plans is as follows:

	Shares Under Option	Weighted-Average Exercise Price	Average Remaining Contractual Term *(Years)*	Aggregate Intrinsic Value
Outstanding at January 2, 2010	4,619,346	$20.17	5.8	$34,212
Granted	537,807	25.55		
Exercised	(848,106)	16.83		
Cancelled	(60,137)	23.84		
Outstanding at January 1, 2011	4,248,910	$21.47	5.7	$44,254
Granted	398,749	36.75		
Exercised	(887,671)	19.90		
Cancelled	(65,004)	26.79		
Outstanding at December 31, 2011	3,694,984	$23.40	5.5	$45,663
Granted	451,277	39.70		
Exercised	(1,364,751)	19.90		
Cancelled	(31,019)	35.55		
Outstanding at December 29, 2012	**2,750,491**	**$27.67**	**5.9**	**$34,447**
Estimated forfeitures	**(3,679)**			
Vested or expected to vest at December 29, 2012	**2,746,812**	**$27.65**	**5.9**	**$34,444**
Nonvested at December 29, 2012 and expected to vest	**(759,886)**			
Exercisable at December 29, 2012	**1,986,926**	**$24.37**	**5.0**	**$31,419**

The total pretax intrinsic value of options exercised during the years ended December 29, 2012, December 31, 2011 and January 1, 2011 was $30,088, $14,931 and $10,407, respectively. As of December 29, 2012, there was $2,931 of unrecognized compensation expense related to stock option grants that is expected to be recognized over a weighted-average period of 1.2 years. As of December 31, 2011 and January 1, 2011, there was $2,414 and $2,393, respectively, of unrecognized compensation expense related to stock option awards that was expected to be recognized over a weighted-average period of 1.0 and 1.1 years, respectively.

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price of $40.18 as of December 29, 2012, which would have been received by the option holders had all option holders exercised in-the-money options as of that date. The total number of in-the-money options exercisable as of December 29, 2012 was 1,986,114 and the weighted-average exercise price was $24.36. As of December 31, 2011, 2,831,883 outstanding options were exercisable and the weighted-average exercise price was $21.85.

Beginning in 2009, the Board of Directors has awarded an annual grant of performance share awards to the officers of the Company. The number of performance-based shares that will be earned (and eligible to vest) during the performance period will depend on the Company's level of success in achieving two specifically identified performance targets. Any portion of the performance shares that are not earned by the end of the three-year measurement period will be forfeited. The final determination of the number of shares to be issued in respect to an award is determined by the Compensation Committee of the Company's Board of Directors.

A summary of the nonvested restricted shares issued under stock award plans is as follows:

	Restricted Awards	Weighted-Average Grant Date Fair Value	Performance Awards	Weighted-Average Grant Date Fair Value
Nonvested at January 2, 2010	640,470	$21.34	263,905	$17.22
Granted	262,342	25.51	215,027	24.30
Vested	(117,438)	22.71	–	–
Forfeited	(21,828)	21.93	(4,407)	17.11
Nonvested at January 1, 2011	763,546	$22.55	474,525	$20.43
Granted	200,427	36.57	206,148	36.63
Vested	(165,186)	24.27	–	–
Forfeited	(52,858)	24.72	(39,343)	24.76
Nonvested at December 31, 2011	745,929	$25.78	641,330	$25.37
Granted	351,674	40.27	200,595	39.78
Vested	(365,217)	25.02	(436,176)	21.26
Forfeited	(33,155)	32.26	(16,052)	25.64
Nonvested at December 29, 2012	**699,231**	**$33.16**	**389,697**	**$37.85**

As of December 29, 2012, there was $11,638 of unrecognized compensation expense related to nonvested share-based compensation arrangements granted under restricted stock award plans. That cost is expected to be recognized over a weighted-average period of 2.1 years. The total fair value of shares vested during the year-ended December 29, 2012 was $14,946. As of December 31, 2011, there was $6,466 of unrecognized compensation expense related to nonvested share-based compensation arrangements granted under restricted stock award plans. That cost was expected to be recognized over a weighted-average period of 2.0 years. The total fair value of shares vested during the year-ended December 31, 2011 was $6,203. As of January 1, 2011, there was $6,194 of unrecognized compensation expense related to nonvested share-based compensation arrangements granted under restricted stock award plans that was expected to be recognized over a weighted-average period of 1.6 years. The total fair value of shares vested during the year-ended January 1, 2011 was $3,012.

As of December 29, 2012, there was $3,478 of unrecognized compensation expense related to nonvested share-based compensation arrangements granted under performance-based award plans. That cost is expected to be recognized over a weighted-average period of 1.2 years. The total fair value of shares vested during the year-ended December 29, 2012 was $17,475. As of December 31, 2011, there was $4,718 of unrecognized compensation expense related to nonvested share-based compensation arrangements granted under performance-based restricted stock award plans. That cost was expected to be recognized over a weighted-average period of 2.0 years. The total fair value of shares vested during the year-ended December 31, 2011 was $4,699. As of January 1, 2011, there was $4,950 of unrecognized compensation expense related to nonvested share-based compensation arrangements granted under performance-based restricted stock award plans that was expected to be recognized over a weighted-average period of 2.0 years. The total fair value of shares vested during the year-ended January 1, 2011 was $3,203.

6. RETIREMENT PLANS

The Company has three non-contributory, defined benefit pension plans covering a majority of its domestic employees. The Company's principal defined benefit pension plan provides benefits based on the employee's years of service and final average earnings. Subsequent to the end of fiscal 2012, the Company closed this plan to new participants. The Company's second plan provides benefits at a fixed rate per year of service for certain employees under a collectively bargaining arrangement. The Company's third noncontributory defined benefit pension plan, which no longer accrues future benefits, covers certain eligible PLG associates. Prior to the freezing of the plan, eligible PLG participants accrued pension benefits at a fixed unit rate based on the participant's service and compensation.

The Company has a Supplemental Executive Retirement Plan (the "SERP") for certain current and former employees that entitles a participating employee to receive payments from the Company following retirement based on the employee's years of service and final average earnings (as defined in the SERP). Under the SERP, the employees can elect early retirement with a corresponding reduction in benefits. The Company also has individual deferred compensation agreements with certain former employees that entitle these employees to receive payments from the Company for a period of 15 to 18 years following retirement. The Company maintains life insurance policies with a cash surrender value of $46,701 at December 29, 2012 and $38,203 at December 31, 2011 that are intended to fund deferred compensation benefits under the SERP and deferred compensation agreements.

The Company has two defined contribution 401(k) plans covering substantially all domestic employees that provides for Company contributions based on earnings. The Company recognized expense for its defined contribution plans of $2,872 in fiscal 2012, $2,500 in fiscal 2011 and $2,061 in fiscal 2010.

The Company has certain defined contribution plans at foreign subsidiaries. Contributions to these plans were $867 in fiscal 2012, $918 in fiscal 2011 and $858 in fiscal 2010. The Company also has a benefit plan at a foreign location that provides for retirement benefits based on years of service. The obligation recorded under this plan was $2,986 at December 29, 2012 and $3,139 at December 31, 2011 and was recognized as a deferred compensation liability on the accompanying balance sheet.

The following summarizes the status of and changes in the Company's assets and related obligations for its pension plans (which include the Company's defined benefit pension plans and the SERP) for the fiscal years:

	2012	2011
Change in projected benefit obligations:		
Projected benefit obligations at beginning of the year	**$ 269,099**	$ 230,114
PLG projected benefit obligations at acquisition date	**109,705**	–
Service cost pertaining to benefits earned during the year	**7,709**	6,499
Interest cost on projected benefit obligations	**15,314**	13,326
Actuarial losses	**55,665**	30,320
Benefits paid to plan participants	**(12,307)**	(11,160)
Projected benefit obligations at end of the year	**$ 445,185**	$ 269,099
Change in fair value of pension assets:		
Fair value of pension assets at beginning of the year	**$ 163,123**	$ 144,411
PLG fair value of pension assets at acquisition date	**71,963**	–
Actual return on plan assets	**26,001**	(3,857)
Company contributions - pension	**26,657**	31,800
Company contributions - SERP	**1,858**	1,929
Benefits paid to plan participants	**(12,307)**	(11,160)
Fair value of pension assets at end of the year	**$ 277,295**	$ 163,123
Funded status	**$(167,890)**	$(105,976)
Amounts recognized in the consolidated balance sheets:		
Current liabilities	**$ (2,428)**	$ (2,151)
Non current liabilities	**(165,462)**	(103,825)
Net amount recognized	**$(167,890)**	$(105,976)
Amounts recognized in accumulated other comprehensive loss:		
Unrecognized net actuarial loss (amount net of tax: 2012 – $(90,525); 2011 – $(74,272))	**$(137,910)**	$(113,789)
Unrecognized prior service cost (amount net of tax: 2012 – $(228); 2011 – $(310))	**(350)**	(477)
Net amount recognized	**$(138,260)**	$(114,266)
Funded status of pension plans and SERP (supplemental):		
Funded status of qualified defined benefit plans and SERP	**$(167,890)**	$(105,976)
Nonqualified trust assets (cash surrender value of life insurance) recorded in other assets and intended to satisfy the projected benefit obligation of unfunded SERP obligations	**46,701**	38,203
Net funded status of pension plans and SERP (supplemental)	**$(121,189)**	$ (67,773)

The accumulated benefit obligations for all defined benefit pension plans and the SERP were $425,443 at December 29, 2012 and $254,198 at December 31, 2011.

The following is a summary of net pension and SERP expense recognized by the Company:

	2012	2011	2010
Service cost pertaining to benefits earned during the year	**$ (7,709)**	$ (6,499)	$ (5,729)
Interest cost on projected benefit obligations	**(15,314)**	(13,326)	(12,719)
Expected return on pension assets	**15,958**	14,255	12,208
Net amortization loss	**(20,837)**	(11,932)	(10,046)
Net pension expense	**$(27,902)**	$(17,502)	$(16,286)

The prior service cost and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic pension expense during 2013 is $118 and $30,391, respectively. Expense for qualified defined benefit pension plans was $20,229 in fiscal 2012, $12,579 in fiscal 2011 and $11,903 in fiscal 2010.

The weighted-average actuarial assumptions used to determine the benefit obligation amounts and the net periodic benefit cost for the Company's pension and post-retirement plans are as follows.

	2012	2011
Weighted-average assumptions used to determine benefit obligations at fiscal year-end:		
Discount rate	**4.30%**	5.42%
Rate of compensation increase - pension	**4.85%**	4.85%
Rate of compensation increase - SERP	**7.00%**	7.00%
Weighted average assumptions used to determine net periodic benefit cost for the years ended:		
Discount rate	**5.14%**	5.94%
Expected long-term rate of return on plan assets	**7.68%**	8.00%
Rate of compensation increase - pension	**4.85%**	4.85%
Rate of compensation increase - SERP	**7.00%**	7.00%

Unrecognized net actuarial losses exceeding certain corridors are amortized over a five-year period, unless the minimum amortization method based on average remaining service periods produces a higher amortization. The Company utilizes a bond matching calculation to determine the discount rate. A hypothetical bond portfolio is created based on a presumed purchase of high-quality corporate bonds with maturities that match the plan's expected future cash outflows. The discount rate is the resulting yield of the hypothetical bond portfolio. The discount rate is used in the calculation of the year-end pension liability and service cost for the subsequent year.

The long-term rate of return is based on overall market expectations for a balanced portfolio with an asset mix similar to the Company's, utilizing historic returns for broad market and fixed income indices. The Company's asset allocations at fiscal year-end by asset category and fair value measurement are as follows:

	2012			
	Level 1	Level 2	Total	
Equity securities	**$12,780**	**$185,621**	**$198,401**	**71.6%**
Fixed income investments	**25,428**	**53,390**	**78,818**	**28.4%**
Cash and money market investments	**29**	**–**	**29**	**0.0%**
Fair value of plan assets	**$38,237**	**$239,011**	**$277,248**	**100.0%**

	2011			
	Level 1	Level 2	Total	
Equity securities	$ –	$119,444	$119,444	73.2%
Fixed income investments	–	43,581	43,581	26.7%
Cash and money market investments	–	98	98	0.1%
Fair value of plan assets	$ –	$163,123	$163,123	100.0%

The Company's investment policy for plan assets uses a blended approach of U.S. and foreign equities combined with U.S. fixed income investments. Policy guidelines indicate that total equities should not exceed 80% and fixed income securities should not exceed 35%. Within the equity and fixed income classifications, the investments are diversified.

The Company expects to contribute approximately $2,367 to its qualified defined benefit pension plans and approximately $2,367 to the SERP in fiscal 2013.

Expected benefit payments for the five years subsequent to 2012 and the sum of the five years following those are as follows:

	2013	2014	2015	2016	2017	2018-2022
Expected benefit payments	$16,727	$18,619	$19,372	$20,385	$21,125	$118,956

7. INCOME TAXES

The geographic components of earnings before income taxes are as follows:

	2012	2011	2010
United States	**$38,294**	$105,470	$ 86,817
Foreign	**55,884**	63,440	56,409
	$94,178	$168,910	$143,226

The provisions for income taxes consist of the following:

	2012	2011	2010
Current expense:			
Federal	**$15,259**	$22,860	$28,620
State	**1,435**	99	1,866
Foreign	**3,135**	15,134	13,759
Deferred expense (credit):			
Federal	**(5,121)**	5,848	(4,896)
State	**(405)**	458	(351)
Foreign	**(889)**	1,224	(242)
	$13,414	$45,623	$38,756

A reconciliation of the Company's total income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to earnings before income taxes is as follows:

	2012	2011	2010
Income taxes at U.S. statutory rate	**$ 32,963**	$ 59,119	$50,129
State income taxes, net of federal income tax	**164**	1,008	557
Nontaxable earnings of foreign affiliates	**(4,857)**	(4,611)	(4,586)
Research and development credits	**-**	(600)	(600)
Foreign earnings taxed at rates different from the U.S. statutory rate	**(13,101)**	(13,415)	(9,226)
Adjustments for uncertain tax positions	**(6,662)**	3,506	2,142
Non deductible expenses	**4,912**	654	73
Other	**(5)**	(38)	267
	$ 13,414	$ 45,623	$38,756

Significant components of the Company's deferred income tax assets and liabilities as of the end of fiscal years 2012 and 2011 are as follows:

	2012	2011
Deferred income tax assets:		
Accounts receivable and inventory valuation allowances	**$ 16,506**	$ 5,341
Deferred compensation accruals	**9,881**	3,146
Accrued pension expense	**58,947**	36,560
Stock-based compensation	**7,551**	11,182
Net operating loss and foreign tax credit carryforward	**3,924**	2,755
Other amounts not deductible until paid	**10,127**	7,285
Other	**1,420**	-
Total gross deferred income tax assets	**108,356**	66,269
Less valuation allowance	**(3,165)**	(2,463)
Net deferred income tax assets	**105,191**	63,806
Deferred income tax liabilities:		
Tax depreciation in excess of book depreciation	**(9,911)**	(6,045)
Intangible assets	**(301,967)**	-
Other	**(4,935)**	(5,611)
Total deferred income tax liabilities	**(316,813)**	(11,656)
Net deferred income tax assets (liabilities)	**$(211,622)**	$ 52,150

The valuation allowance for deferred income tax assets as of December 29, 2012 and December 31, 2011, was $3,165 and $2,463 respectively. The net change in the total valuation allowance for each of the years ended December 29, 2012, and December 31, 2011, was $702 and $1,066 respectively. The valuation allowance was related to foreign net operating loss carryforwards and tax credit carryforwards in foreign jurisdictions that, in the judgment of management, are not more likely than not to be realized. The ultimate realization of the carryforwards depends on the generation of future taxable income in the foreign tax jurisdictions.

At December 29, 2012, the Company had foreign net operating loss carryforwards of $8,482, which have expiration periods ranging from eight years to an unlimited term during which they are available to offset future foreign taxable income. The Company also had foreign tax credit carryforwards in foreign jurisdictions of $942, which are available for an unlimited carryforward period to offset future foreign taxable income.

The following table summarizes the activity related to the Company's unrecognized tax benefits:

	2012	2011
Beginning balance	**$ 13,825**	$ 10,741
Increase related to current year business acquisition	**2,638**	–
Increases related to current year tax positions	**1,478**	5,293
Decreases related to prior years positions	**(4,826)**	(1,139)
Settlements	**(2,727)**	–
Decrease due to lapse of statute	**(587)**	(1,070)
Ending balance	**$ 9,801**	$ 13,825

The portion of the unrecognized tax benefits that, if recognized currently, would reduce the annual effective tax rate was $8,535 as of December 29, 2012 and $13,137 as of December 31, 2011. The Company recognizes interest and penalties related to unrecognized tax benefits through interest expense and income tax expense, respectively. Interest accrued related to unrecognized tax benefits was $1,956 as of December 29, 2012 and $789 as of December 31, 2011.

The Company is subject to periodic audits by domestic and foreign tax authorities. Currently, the Company is undergoing routine periodic audits in both domestic and foreign tax jurisdictions. It is reasonably possible that the amounts of unrecognized tax benefits could change in the next 12 months as a result of the audits; however, any payment of tax is not expected to be significant to the consolidated financial statements.

For the majority of tax jurisdictions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2008.

No provision has been made for U.S. federal and state income taxes or foreign taxes that may result from future remittances of the remaining undistributed earnings of foreign subsidiaries of $313,898 at December 29, 2012, as the Company expects such earnings will remain reinvested overseas indefinitely.

In January 2013, the American Taxpayer Relief Act of 2012 was signed into law and various tax provisions including the research credit that had expired as of December 31, 2011 were reinstated retroactively to January 1, 2012. In accordance with ASC 740-45-15, the effects of changes in tax rates and laws on deferred tax balances and tax rates are recognized in the period the legislation is enacted. As a result, the impact of the new legislation will be reflected in the Company's consolidated financial position and results of operations in fiscal 2013.

8. LITIGATION AND CONTINGENCIES

The Company is involved in various environmental claims and other legal actions arising in the normal course of business. The environmental claims include sites where the U.S. Environmental Protection Agency has notified the Company that it is a potentially responsible party with respect to environmental remediation. These remediation claims are subject to ongoing environmental impact studies, assessment of remediation alternatives, allocation of costs between responsible parties and concurrence by regulatory authorities and have not yet advanced to a stage where the Company's liability is fixed. However, after taking into consideration legal counsel's evaluation of all actions and claims against the Company, it is management's opinion that the outcome of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

The Company is involved in routine litigation incidental to its business and is a party to legal actions and claims, including, but not limited to, those related to employment and intellectual property. Some of the legal proceedings include claims for compensatory as well as punitive damages. While the final outcome of these matters cannot be predicted with certainty, considering, among other things, the meritorious legal defenses available and liabilities that have been recorded along with applicable insurance, it is management's opinion that the outcome of these items will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company has future minimum royalty and advertising obligations due under the terms of certain licenses held by the Company. These minimum future obligations are as follows:

	2013	2014	2015	2016	Beyond
Minimum royalties	$2,067	$1,670	$1,500	$ –	$ –
Minimum advertising	6,695	7,724	8,807	2,890	5,237

Minimum royalties are based on both fixed obligations and assumptions regarding the consumer price index. Royalty obligations in excess of minimum requirements are based upon future sales levels. In accordance with these agreements, the Company incurred royalty expense of $2,792, $3,270, and $3,028 for fiscal years 2012, 2011, and 2010, respectively.

The terms of certain license agreements also require the Company to make advertising expenditures based on the level of sales. In accordance with these agreements, the Company incurred advertising expense of $4,132, $3,273, and $2,998 for fiscal years 2012, 2011, and 2010, respectively.

9. BUSINESS SEGMENTS

The acquisition of PLG resulted in two new operating segments comprised of PLG wholesale and PLG retail. PLG's wholesale operations are included in the branded footwear, apparel and licensing reportable segment as a fourth operating group. PLG retail along with the Company's Wolverine retail operating group are aggregated into the Company's consumer-direct reportable segment.

Further, the Company now identifies four operating groups within the branded footwear, apparel and licensing reportable segment, which is engaged in designing, manufacturing, sourcing, marketing, licensing and distributing branded footwear, apparel and accessories. Revenue from this segment is derived from the sale of branded footwear, apparel and accessories to third-party customers and royalty income from the licensing of the Company's trademarks and brand names to third-party licensees and distributors. The Outdoor, Heritage, Lifestyle, and Performance + Lifestyle Wholesale operating groups, which are aggregated into the branded footwear, apparel and licensing reportable segment, all source, market and distribute products in a similar manner.

Retail operations across the entire portfolio are collectively reported within the consumer-direct reportable segment, consisting of both brick-and-mortar retail locations and eCommerce websites. PLG retail along with the Company's Wolverine retail segment are aggregated into the Company's consumer-direct reportable segment. At December 29, 2012, the Company owned and operated 444 brick-and-mortar retail stores in the U.S., Canada and the United Kingdom and operated 63 consumer-direct websites.

The other business unit in the following tables consist of the Company's, leather marketing and pigskin procurement operations. Substantially all of the assets of the pigskin procurement operations were sold to a third-party buyer on December 29, 2010.

The Company measures segment profits as earnings before income taxes. The accounting policies used to determine profitability and total assets of the branded footwear, apparel and licensing segment, consumer-direct segment and the other business unit are the same as disclosed in Note 1.

Business segment information is as follows:

	2012				
	Branded Footwear, Apparel and Licensing	**Consumer-direct**	**Other Businesses**	**Corporate**	**Consolidated**
Revenue	**$ 1,419,064**	**$ 183,926**	**$ 37,848**	**$ –**	**$ 1,640,838**
Intersegment revenue	**87,393**	**–**	**4,042**	**–**	**91,435**
Interest expense – net	**–**	**–**	**–**	**19,229**	**19,229**
Depreciation expense	**5,452**	**6,121**	**30**	**9,570**	**21,173**
Earnings (loss) before income taxes	**223,219**	**10,443**	**2,866**	**(142,350)**	**94,178**
Total assets	**2,201,906**	**220,114**	**10,941**	**181,473**	**2,614,434**
Additions to property, plant and equipment	**4,957**	**4,102**	**36**	**5,847**	**14,942**

	2011				
	Branded Footwear, Apparel and Licensing	Consumer-direct	Other Businesses	Corporate	Consolidated
Revenue	$1,274,069	$101,959	$33,040	$ –	$1,409,068
Intersegment revenue	53,500	–	2,178	–	55,678
Interest expense – net	–	–	–	1,025	1,025
Depreciation expense	6,260	3,397	10	5,203	14,870
Earnings (loss) before income taxes	203,959	6,076	3,422	(44,547)	168,910
Total assets	663,388	64,847	6,389	117,028	851,652
Additions to property, plant and equipment	7,517	7,132	150	4,598	19,397

	2010				
	Branded Footwear, Apparel and Licensing	Consumer-direct	Other Businesses	Corporate	Consolidated
Revenue	$1,117,644	$87,100	$43,773	$ –	$1,248,517
Intersegment revenue	44,721	–	2,789	–	47,510
Interest expense – net	–	–	–	387	387
Depreciation expense	6,067	3,270	103	5,069	14,509
Earnings (loss) before income taxes	174,563	6,637	3,923	(41,396)	143,226
Total assets	599,354	38,185	3,795	145,241	786,575
Additions to property, plant and equipment	8,282	4,329	–	3,759	16,370

Geographic information, based on shipping destination, related to revenue from external customers included in the consolidated statements of operations is as follows:

	2012	2011	2010
United States	**$1,079,867**	$ 841,988	$ 768,594
Foreign:			
Europe	**310,140**	336,949	218,542
Canada	**112,598**	113,970	103,374
Other	**138,234**	116,161	158,007
Total from foreign territories	**560,971**	567,080	479,923
	$1,640,838	$1,409,068	$1,248,517

The location of the Company's long-lived assets (primarily property, plant and equipment) is as follows:

	2012	2011
United States	**$136,752**	$71,418
Foreign countries	**14,185**	8,917
	$150,937	$80,335

The Company does not believe that it is dependent upon any single customer because no customer accounts for more than 10% of consolidated revenue.

The Company sources approximately 95% (based on pairs) of its footwear products from third-party suppliers located primarily in the Asia Pacific region. The remainder is produced at Company-owned manufacturing facilities in the U.S. and the Dominican Republic. All apparel and accessories are sourced from third-party suppliers. While changes in suppliers could cause delays in manufacturing and a possible loss of sales, management believes that other suppliers could provide similar products on comparable terms.

Subsequent to the end of fiscal 2012, the Company realigned its branded wholesale operating groups, reducing the number of operating groups within the branded wholesale footwear, apparel and licensing reportable segment from four to three.

10. RESTRUCTURING AND OTHER TRANSITION COSTS

On January 7, 2009, the Board of Directors of the Company approved a strategic restructuring plan designed to create significant operating efficiencies, improve the Company's supply chain and create a stronger global platform. On October 7, 2009, the Company announced an expansion of its restructuring plan to include the consolidation of two domestic manufacturing facilities into one and to finalize realignment in certain of the Company's product creation organizations. The strategic restructuring plan and all actions under the plan, except for certain cash payments, were completed as of June 19, 2010. Accordingly, the Company did not incur any restructuring or other transition costs for the years ended December 29, 2012 and December 31, 2011. For the year-ended January 1, 2011 the Company incurred restructuring and other transition costs of $4,234 ($3,087 on an after-tax basis), or $0.06 per diluted share.

Restructuring

The Company did not incur restructuring charges for the years ended December 29, 2012 and December 31, 2011. For the year-ended January 1, 2011 the Company incurred restructuring charges of $2,239 ($1,632 on an after-tax basis).

The following is a summary of the activity with respect to a reserve established by the Company in connection with the restructuring plan, by category of costs:

	Severance and employee related	Facility exit costs and other	Total
Balance at January 2, 2010	$ 3,866	$ 2,060	$ 5,926
Charges incurred	571	1,668	2,239
Amounts paid or utilized	(4,150)	(2,701)	(6,851)
Balance at January 1, 2011	$ 287	$ 1,027	$ 1,314
Amounts paid or utilized	(287)	(697)	(984)
Balance at December 31, 2011	$ –	$ 330	$ 330
Amounts paid or utilized	–	**(255)**	**(255)**
Balance at December 29, 2012	$ –	**$ 75**	**$ 75**

Other Transition Costs
Incremental costs incurred related to the restructuring plan that do not qualify as restructuring costs under the provisions of FASB ASC Topic 420, *Exit or Disposal Cost Obligations*, have been included in the Company's consolidated condensed statements of operations on the line items titled "Restructuring and other transition costs". These primarily include costs related to closure of facilities, new employee training and transition to outsourced services. All costs included in this caption were solely related to the transition and implementation of the restructuring plan and do not include ongoing business operating costs. There were no other transition costs incurred during the years ended December 29, 2012 and December 31, 2011. Other transition costs for the year-ended January 1, 2011, were $1,995 ($1,454 on an after-tax basis).

11. BUSINESS ACQUISITIONS
On October 9, 2012, the Company acquired all of the outstanding equity interests of Collective Brands, Inc's Performance + Lifestyle Group business ("PLG") as well as certain other assets. Consideration paid to acquire PLG was approximately $1,249.5 million in cash. PLG markets casual and athletic footwear, apparel and related accessories for adults and children under well-known brand names including *Sperry Top-Sider®*, *Saucony®*, *Stride Rite®*, and *Keds®*. The acquisition expands the Company's existing portfolio of brands to 16. The Company accounted for the acquisition under the provisions of FASB ASC Topic 805, *Business Combinations*. The related assets acquired and liabilities assumed were recorded at fair value on the acquisition date. The operating results for PLG are included in the Company's consolidated results of operations beginning October 9, 2012. The operating results for PLG are included in the PLG wholesale and PLG retail operating groups. The PLG wholesale group is aggregated into the branded, footwear, apparel and Licensing segment. The PLG retail group is aggregated into the consumer-direct segment.

The Company funded the transaction using a combination of cash on hand of approximately $88,800 and debt financing. The Company's debt financing included net proceeds from the term loan debt associated with the Company's New Credit Agreement as well as net proceeds from the Company's senior notes.

The Company incurred non-recurring transaction and integration costs of $42,215 during fiscal 2012 of which $4,481, $32,537 and $5,197 were included within cost of goods sold, selling, general, and administrative expenses and interest expense, respectively, within the Company's consolidated statements of operations and comprehensive income. The non-recurring charge to cost of goods sold of $4,481 relates to the fair value adjustment to acquisition-date inventory and severance costs. The non-recurring costs within selling, general, and administrative expenses include professional and legal fees ($14,925), taxes paid on behalf of the seller ($9,701), severance ($2,678), onetime software license fees ($2,413) and other onetime costs of $2,820, respectively. The $5,197 of non-recurring interest expense relates to a non-recurring financing commitment fee and refinancing fees associated with the Company's acquisition of PLG.

The preliminary allocation of the purchase price through December 29, 2012 was:

Cash	$ 23,609
Accounts receivable	146,937
Inventories	203,443
Deferred income taxes	13,621
Other current assets	13,235
Property, plant and equipment	77,074
Goodwill	419,611
Intangible assets	820,555
Other	11,210
Total assets acquired	1,729,295
Accounts payable	97,400
Other accrued liabilities	39,976
Deferred income taxes	294,681
Accrued pension liabilities	37,742
Other liabilities	10,007
Total liabilities assumed	479,806
Net assets acquired	$ 1,249,489

The allocation of the purchase price above is considered preliminary and was based upon valuation information available and estimates and assumptions made at December 29, 2012. The Company is still in the process of verifying data and finalizing information related to the valuation and recording of identifiable intangible assets, deferred income taxes, uncertain tax provisions and accrued pension liabilities and the resulting effects on the amount of recorded goodwill. The Company expects to finalize these matters within the measurement period, which is currently expected to remain open through the second quarter of fiscal 2013.

The excess of the purchase price over the fair value of net assets acquired, amounting to $419,611, was preliminarily recorded as goodwill in the condensed consolidated balance sheet and was assigned to the PLG wholesale and PLG retail operating segments, which were also determined to be reporting units. This resulted in the following addition to goodwill within the Company's reportable segments:

	Goodwill from the acquisition of PLG
Branded wholesale, footwear, apparel and licensing	$373,632
Consumer-direct	$ 45,979
Total	$419,611

The goodwill recognized is attributable primarily to expected synergies and the assembled workforce of PLG. Substantially all of the goodwill is not amortizable for income tax purposes.

Intangible assets acquired in the acquisition were preliminarily valued as follows:

	Intangible Asset	Useful life
Trade names and trademarks	$ 661,765	Indefinite
Customer lists	110,470	3-20 years
Licensing agreements	28,120	4-5 years
Developed product technology	14,547	3-5 years
Backlog	5,100	6 months
Net favorable leases	553	10 years
Total intangible assets acquired	$ 820,555	

Management preliminarily assigned fair values to the identifiable intangible assets through a combination of the relief from royalty and the excess earnings methods.

At the time of the acquisition, a step-up in the value of inventory of $3,983 was recorded in the allocation of the purchase price based on valuation estimates, all of which was charged to cost of sales in the fourth quarter of fiscal 2012 as the inventory was sold. In addition, fixed assets were written up by approximately $18,800 to their estimated fair market value based on a valuation method that included both the cost and market approaches. This additional step-up in value is being depreciated over the estimated remaining useful lives of the assets.

The results of operations for PLG have been included in the consolidated statements of operations since the date of acquisition. The amount of fiscal 2012 revenue and net loss, which includes interest expense associated with the New Credit Agreement and senior notes, amortization of acquired intangibles and incremental operating costs, attributable to PLG included in the consolidated statements of operations consists of the following:

	2012
Revenue	**$ 219,400**
Net loss	**$ (2,400)**

The following supplemental pro forma financial information presents net sales and net earnings for the Company as if the PLG business acquisition had occurred at the beginning of fiscal 2011. This pro forma information is not necessarily indicative of the results that would have actually been obtained if the acquisition had occurred at the beginning of the periods presented or that may be attained in the future.

	2012	2011
Revenue	**$ 2,548,200**	$ 2,428,300
Net earnings attributable to Wolverine World Wide, Inc.	**$ 128,600**	$ 80,390

For 2011, the primary adjustments include: i) the addition of a non-recurring charge to cost of goods sold related to the fair value adjustment to acquisition-date inventory and severance of $4,481, ii) the addition of $32,061 of amortization and depreciation for acquired intangibles and property and equipment, iii) the addition of $32,537 of non-recurring acquisition related expenses and iv) the addition of $63,245 of interest expense. For 2012, the primary adjustments include: i) the elimination of the non-recurring charge to cost of goods sold related to the fair value adjustment to acquisition-date inventory and severance of $4,481, ii) the elimination of $32,537 of non-recurring acquisition related expenses, iii) the addition of $24,662 of amortization and depreciation for acquired intangibles and property and equipment, and iv) the addition of $34,990 of interest expense.

Subsequent to the end of fiscal 2012, the Company incurred approximately $5.2 million of severance costs related to the integration of PLG.

12. Quarterly Results of Operations (Unaudited)

The Company reports its quarterly results of operations on the basis of 12-week periods for each of the first three fiscal quarters and a 16- or 17-week period for the fiscal fourth quarter. The fourth quarter of fiscal 2012 and fiscal 2011 consists of 16 weeks. The aggregate quarterly earnings per share amounts disclosed in the table below may not equal the annual per share amounts due to rounding and the fact that results for each quarter are calculated independently of the full fiscal year.

The Company's unaudited quarterly results of operations are as follows:

	2012			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Revenue	**$322,807**	**$312,720**	**$353,067**	**$652,244**
Gross profit	**132,193**	**118,070**	**138,555**	**239.342**
Net earnings (loss) attributable to Wolverine World Wide, Inc.	**31,180**	**20,496**	**32,727**	**(3,717)**
Net earnings (loss) per share:				
Basic	**$ 0.65**	**$ 0.43**	**$ 0.68**	**$ (0.08)**
Diluted	**0.64**	**0.42**	**0.66**	**(0.08)**

	2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$330,872	$310,139	$361,590	$406,466
Gross profit	137,797	122,117	146,683	150,153
Net earnings attributable to Wolverine World Wide, Inc.	35,863	23,963	40,435	23,026
Net earnings per share:				
Basic	$ 0.74	$ 0.49	$ 0.84	$ 0.48
Diluted	0.72	0.48	0.82	0.47

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Wolverine World Wide, Inc.

We have audited the accompanying consolidated balance sheets of Wolverine World Wide, Inc. and subsidiaries as of December 29, 2012 and December 31, 2011, and the related consolidated statements of stockholders' equity, operations and comprehensive income, and cash flows for each of the three fiscal years in the period ended December 29, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wolverine World Wide, Inc. and subsidiaries at December 29, 2012 and December 31, 2011, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wolverine World Wide, Inc.'s internal control over financial reporting as of December 29, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
February 27, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Wolverine World Wide, Inc.

We have audited Wolverine World Wide, Inc.'s internal control over financial reporting as of December 29, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wolverine World Wide, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion of the effectiveness of internal control over financial reporting did not include internal controls of the Performance + Lifestyle Group Business, which is included in the fiscal 2012 consolidated financial statements of Wolverine World Wide, Inc. and constituted 66% of total assets as of December 29, 2012 and 13% of revenue for the fiscal year then ended. Our audit of internal controls over financial reporting of Wolverine World Wide, Inc. also did not include an evaluation of internal controls over financial reporting of the Performance + Lifestyle Group Business.

In our opinion, Wolverine World Wide, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 29, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Wolverine World Wide, Inc. and subsidiaries as of December 29, 2012 and December 31, 2011, and the related consolidated statements of stockholders' equity, operations and comprehensive income, and cash flows for each of the three fiscal years in the period ended December 29, 2012, and our report dated February 27, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
February 27, 2013

APPENDIX B

Schedule II - Valuation and Qualifying Accounts

Wolverine World Wide, Inc. and Subsidiaries

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	(1) Charged to Costs and Expenses	(2) Charged to Other Accounts (Describe)	Deductions (Describe)	Balance at End of Period
Fiscal year-ended December 29, 2012					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 4,780,000	$ 8,657,000		$10,839,000 (A)	$ 2,598,000
Allowance for sales returns	5,197,000	53,943,000		50,138,000 (B)	9,002,000
Allowance for cash discounts	2,711,000	11,813,000		11,295,000 (C)	3,229,000
Inventory valuation allowances	10,330,000	7,749,000		5,560,000 (D)	12,519,000
	$23,018,000	$82,162,000		$77,832,000	$27,348,000
Fiscal year-ended December 31, 2011					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 5,754,000	$ 5,953,000		$ 6,927,000 (A)	$ 4,780,000
Allowance for sales returns	4,474,000	48,484,000		47,761,000 (B)	5,197,000
Allowance for cash discounts	1,185,000	10,084,000		8,558,000 (C)	2,711,000
Inventory valuation allowances	8,619,000	8,753,000		7,042,000 (D)	10,330,000
	$20,032,000	$73,274,000		$70,287,000	$23,018,000
Fiscal year-ended January 1, 2011					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 8,137,000	$ 3,846,000		$ 6,229,000 (A)	$ 5,754,000
Allowance for sales returns	4,649,000	38,093,000		38,268,000 (B)	4,474,000
Allowance for cash discounts	1,160,000	10,568,000		10,543,000 (C)	1,185,000
Inventory valuation allowances	6,350,000	8,276,000		6,007,000 (D)	8,619,000
	$20,296,000	$60,783,000		$61,047,000	$20,032,000

(A) Accounts charged off, net of recoveries.
(B) Actual customer returns.
(C) Discounts given to customers.
(D) Adjustment upon disposal of related inventories.

WOLVERINE worldwide



Proxy Statement

Notice of 2013 Annual Meeting of Stockholders



LETTER TO STOCKHOLDERS

Wolverine World Wide, Inc.
9341 Courtland Drive, N.E.
Rockford, Michigan 49351

March 11, 2013

Dear Stockholder,

You are invited to attend the 2013 Annual Meeting of Stockholders, on Thursday, April 18, 2013, at Wolverine Worldwide's headquarters in Rockford, Michigan.

The annual meeting will begin with an introduction of management attendees and directors, followed by voting on the matters set forth in the accompanying Notice of Annual Meeting and Proxy Statement and any other business matters properly brought before the meeting. The meeting will adjourn for a presentation on the Company's business operations, and then resume for a report on the voting.

Whether or not you plan to attend, you can ensure that your shares are represented at the meeting by promptly voting and submitting your proxy by telephone or through the Internet, or by completing, signing, dating and returning your proxy form in the enclosed envelope.

Sincerely,

Blake Krueger

Blake W. Krueger
Chairman



NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS

10:00 a.m., April 18, 2013

Wolverine World Wide, Inc.
9341 Courtland Drive, N.E.
Rockford, Michigan 49351

March 11, 2013

To our Stockholders:

We invite you to attend Wolverine Worldwide's Annual Meeting of Stockholders at the Company's headquarters located at 9341 Courtland Drive, N.E., Rockford, Michigan, on Thursday, April 18, 2013, at 10:00 a.m. Eastern Daylight Time. The annual meeting will begin with an introduction of management attendees and directors, after which stockholders will:

(1) vote on the election of the three director nominees named in the proxy statement for three-year terms expiring in 2016;
(2) vote on the ratification of the Audit Committee's appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2013;
(3) vote on an advisory resolution approving compensation for the Company's named executive officers;
(4) vote on a proposal to approve the Stock Incentive Plan of 2013; and
(5) transact other business that may properly come before the meeting.

The meeting will adjourn for a presentation on the Company's business operations, then resume for a report on the voting results. You can vote at the meeting and any adjournment of the meeting if you were a stockholder of record on March 1, 2013.

By Order of the Board of Directors

R. Paul Guerre

R. Paul Guerre, Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on April 18, 2013.

Wolverine's Proxy Statement for the 2013 Annual Meeting of Stockholders and the Annual Report to Stockholders for the fiscal year ended December 29, 2012, are available at www.wolverineworldwide.com/2013annualmeeting.

Table of Contents

We are furnishing you this proxy statement and enclosed proxy card in connection with the solicitation of proxies by the Board of Directors of Wolverine World Wide, Inc. ("Wolverine Worldwide" or the "Company") to be used at the Annual Meeting of Stockholders of the Company. Distribution of this proxy statement and enclosed proxy card to stockholders is scheduled to begin on or about March 11, 2013.

You can ensure that your shares are voted at the meeting by submitting your instructions by telephone or through the Internet, or by completing, signing, dating and returning your proxy form in the enclosed envelope. Submitting your instructions or proxy by any of these methods will not affect your right to attend and vote at the meeting. We encourage stockholders to submit proxies in advance. A stockholder who gives a proxy may revoke it at any time before it is exercised by voting in person at the annual meeting, by delivering a subsequent proxy or by notifying the inspectors of election in writing of such revocation. In order to vote any shares at that meeting that are held for you in a brokerage, bank or other institutional account, you must obtain a proxy from that entity and bring it with you to hand in with your ballot.

References to "2012" or "fiscal year 2012" in this proxy statement are to the Company's fiscal year ending December 29, 2012, unless otherwise noted in the text. References to "2013" or "fiscal year 2013" in this proxy statement are to the Company's fiscal year ending December 28, 2013, unless otherwise noted in the text.

Board of Directors

The stockholders elect the directors who serve on the Board of Directors (the "Board" or "Board of Directors") to oversee Company management. The Board delegates authority to the Chief Executive Officer ("CEO") and senior management to pursue the Company's mission and oversees the CEO's and senior management's conduct of the Company's business. In addition to its general oversight function, the Board reviews and assesses the Company's strategic and business planning, senior management's approach to addressing significant risks, and has additional responsibilities including, but not limited to, the following:

- reviewing and approving the Company's key objectives and strategic business plans and monitoring implementation of those plans and the Company's success in meeting identified objectives;
- reviewing the Company's financial objectives and major corporate plans, business strategies and actions;
- selecting, evaluating and compensating the CEO and overseeing CEO succession planning;
- providing advice and oversight regarding the selection, evaluation, development and compensation of senior management;
- reviewing significant risks confronting the Company and alternatives for their mitigation; and
- assessing whether adequate policies and procedures are in place to safeguard the integrity of the Company's business operations and financial reporting and to promote compliance with applicable laws and regulations, and monitoring management's administration of those policies and procedures.

The Company expects directors to attend every meeting of the Board and the committees on which they serve and attend the annual meeting of stockholders. In 2012, 12 directors (each director then serving on the Board) attended the 2012 Annual Meeting of Stockholders and all directors attended at least 75% of the meetings of the Board and the committees on which they served.

BOARD COMPOSITION

The Board prides itself on its ability to recruit and retain directors who have the highest personal and professional integrity, have demonstrated exceptional ability and judgment and effectively serve the stockholders' long-term interests. Wolverine Worldwide seeks to achieve diversity in its Board membership by assembling a Board that has a broad range of skills, expertise, knowledge and contacts to benefit the Company's business. This goal is incorporated in the Company's Corporate Governance Guidelines. The Board, with the assistance of the Governance Committee, annually assesses the current composition of the Board considering diversity across many dimensions. The Board and Governance Committee use this assessment when defining the criteria for a director search.

The Board's Governance Committee acts as its nominating committee. The Governance Committee, in anticipation of upcoming director elections and other potential or expected Board vacancies, searches for qualified individuals and recommends candidates for director openings to the full Board. At the Company's expense, the Committee may retain a search firm or other external parties to assist it in identifying candidates. The Committee delegates day-to-day management and oversight of the external parties to the CEO and the Company's Senior Vice President of Global Human Resources. The Committee considers candidates suggested by directors, senior management and stockholders, and evaluates all candidates in the same manner. Stockholders may recommend individuals as potential director candidates by communicating with the Committee through one of the Board communication mechanisms described under the heading "**Stockholders Communications Policy**." Stockholders that wish to nominate a director candidate must comply with the procedures set forth in the By-laws posted on the Company's website. Ultimately, the Board selects the Company nominees for election at each annual meeting.

As stated in the Company's Corporate Governance Guidelines, Wolverine Worldwide seeks to achieve diversity in its Board membership by assembling a group of directors who have a broad range of skills, expertise, knowledge and contacts to benefit the Company's business. The Governance Committee and the Board annually assess the current make-up of the Board, considering diversity across many dimensions, and the Committee uses this assessment when defining the criteria for a director search. The Committee, along with the Board, assesses the effectiveness of the diversity objective when reviewing the Board composition. Among other things, the Board has determined that it is important to have individuals with one or a combination of the following skills and experiences on the Board:

» *FOOTWEAR, APPAREL AND RETAIL EXPERIENCE.* The Company's business focuses on the international marketing and sale of footwear and apparel, both in wholesale and retail markets. The Company has identified expanding its apparel and retail businesses as two important growth initiatives. The Board believes it is important to have directors with experience in the footwear, apparel and retail industries to provide insights into these and other areas that are critical to the Company's success.

» *LEADERSHIP EXPERIENCE.* The Board believes that directors with significant leadership experience, including Chief Executive Officer experience, provide it with special insights, including organization development and leadership practices, and individuals with this experience help the Company identify and develop its own leadership talent. They demonstrate a practical understanding of organizations, process, strategy, risk management and the methods to drive change and growth. These individuals also provide the Company with a valuable network of contacts and relationships.

» *GLOBAL EXPERIENCE.* The Company's products are sold in more than 190 countries and territories, reflecting the global nature of its business. In fiscal year 2012, approximately 34% of the Company's revenues came from outside the U.S. and more than 95% of the Company's products were sourced from outside the U.S. Directors familiar with the challenges and opportunities faced by a global business add value to the Board.

» *FINANCE EXPERIENCE.* The Company uses financial metrics in managing its overall operations and the operations of its business units. The Company and its stockholders value accurate financial tracking and reporting. The Board seeks directors that understand finance and financial reporting processes, including directors who qualify as audit committee financial experts. Experience as members of audit committees of other boards of directors also gives directors insight into best audit committee practices.

» *PUBLIC AND PRIVATE COMPANY EXPERIENCE.* The Company has been listed on the NYSE since 1965. Although the Company's brand leaders operate as part of a public company, management expects them to drive growth in their business units using the entrepreneurial spirit of private company leadership. The Board believes it is important to have directors who are familiar with the regulatory requirements and environment for publicly traded companies, and to have directors who have experience applying an entrepreneurial focus to building a company or business unit.

» *GOVERNMENT EXPERIENCE.* A portion of the Company's business involves government contracting, and the Company interacts with domestic and foreign governments routinely. The Board recognizes the importance of working constructively with governments around the world and believes it is helpful to have directors who have experience working in or with government.

The Governance Committee also considers an individual's relative skills, background and characteristics, their exemplification of the highest standards of personal and professional integrity, independence under NYSE listing standards and the Company's Director Independence Standards, potential contribution to the composition and culture of the Board, and ability and willingness to actively participate in the Board and committee meetings and to otherwise devote sufficient time to Board duties.

ITEM 1 – Election of Directors for Terms Expiring in 2016

Wolverine Worldwide's Board consists of 11 directors. The Company's Amended and Restated By-laws (the "By-laws") divide the Board into three classes as nearly equal in number as possible. Each class serves a three-year term of office. At each annual meeting, the term of one class expires. The Company's Corporate Governance Guidelines state that a director must retire and resign from the Board at the Annual Meeting of Stockholders following his or her 72nd birthday, subject to the Board waiving this requirement under exceptional circumstances. The Board has nominated three directors for election at the annual meeting to be held on April 18, 2013: Jeffrey M. Boromisa, David T. Kollat and Timothy J. O'Donovan. Each director is nominated for a three-year term expiring at the annual meeting of stockholders to be held in 2016 or until his or her successor, if any, has been elected and is qualified.

Each of the Board's three nominees is an independent director, as determined by the Board under the applicable rules for companies whose securities are traded on the New York Stock Exchange ("NYSE") and the Company's Director Independence Standards. Each director nominee currently serves on the Board and the stockholders elected each nominee at the Company's 2010 annual meeting. The Company is not aware of any nominee who will be unable to or will not serve as a director. However, if a nominee is unable to serve or is otherwise unavailable for election, the incumbent directors may or may not select a substitute nominee. If the directors select a substitute nominee, the proxy holder will vote the shares represented by all valid proxies for the substitute nominee (unless you give other instructions).

The biographies of the three nominees and the other directors of the Company are printed below, along with a discussion of the above-described skills and qualifications for each director. Following the biographies is a chart that summarizes the skills and qualifications of the nominees and directors.

JEFFREY M. BOROMISA
Age: 58
Director since: 2006



Retired Executive Vice President of Kellogg International, President of Latin America; Senior Vice President of Kellogg Company, and member of Kellogg Company's Global Leadership Team

Board Committees:
Audit
Finance

Mr. Boromisa was Executive Vice President of Kellogg International, President of Latin America; Senior Vice President of Kellogg Company, a global food manufacturing company, and a member of Kellogg Company's Global Leadership Team from 2008 through his retirement in May 2009. From 2007 until 2008, Mr. Boromisa served as Executive Vice President of Kellogg International, President of Asia Pacific and Senior Vice President of the Kellogg Company, as well as serving as a member of Kellogg Company's Global Leadership Team. From 2004 until 2006, he was Senior Vice President and Chief Financial Officer of Kellogg Company. In 2002, Mr. Boromisa was promoted to Senior Vice President, Corporate Controller and Chief Financial Officer of Kellogg International. Mr. Boromisa served as Vice President and Corporate Controller of Kellogg Company from November 1999 until 2002. In 1997, he was promoted to Vice President – Purchasing of Kellogg North America, and from 1981 to 1997, served Kellogg Company in various financial positions. Mr. Boromisa also is a director at Haworth International, Inc., a privately held, multinational, office furniture design and manufacturing company.

Skills and Qualifications

Footwear, Apparel and Retail Experience – Service for more than 6 years as a director of the Company.
Leadership Experience – Served in senior roles involving executive management, brand management, marketing and international operations, for more than 25 years at Kellogg Company, a publicly traded multinational company.
Global Experience – Served in senior leadership positions at Kellogg Company, responsible for Latin American and Asia Pacific operations.
Finance Experience – Served as Chief Financial Officer and in senior finance roles at Kellogg Company.
Public and Private Company Experience – Served in senior leadership roles at Kellogg Company, a publicly traded multinational company, and serves as a director of Haworth International, Inc., a privately held company.

DAVID T. KOLLAT
Age: 74
Director since: 1992



President and Chairman of 22, Inc.

Board Committees:
Compensation

Public Directorships:
Limited Brands, Inc.
Select Comfort Corporation

Mr. Kollat has been President and Chairman of 22, Inc., a company specializing in research and management consulting for retailers and consumer goods manufacturers, since 1987. In addition to his marketing and management experience as President and Chairman of 22, Inc., Mr. Kollat has 11 years of experience as Executive Vice President, Marketing, and a member of the executive committee of Limited Brands, Inc., a publicly traded multinational apparel and retail company, and three years at Limited Brands, Inc. as President of Victoria's Secret Direct. In 2009 and again in 2012 prior to Mr. Kollat's re-nomination as a director, the Board decided to waive the Company's age 72 resignation requirement for Mr. Kollat, allowing him to serve additional terms ending in 2013 and 2016, respectively. Mr. Kollat is Lead Director of Wolverine Worldwide. During the preceding five years, Mr. Kollat was, but no longer is, a director of Big Lots, Inc., a publicly traded retail company.

Skills and Qualifications

Footwear, Apparel and Retail Experience – Service for more than 20 years as a director of the Company, for more than 25 years as a consultant to retailers and consumer goods manufacturers, and continuing service as a director of Limited Brands, Inc.; and served for more than 11 years in senior leadership roles at Limited Brands, Inc.

Leadership Experience –Service as a director of two publicly traded companies, Limited Brands, Inc. and Select Comfort Corporation, in addition to service as a director of the Company, and served as a director of Big Lots, Inc. and served for more than 11 years in senior leadership roles at Limited Brands, Inc.

Finance Experience – Has 13 collective years serving on audit committees and 10 collective year serving on finance committees of publicly traded companies.

Public and Private Company Experience – Has 90 collective years serving on public company boards, including 13 years of experience on audit committees, 20 years of service on compensation committees, 11 years of service on governance committees and 10 years of service on finance committees.

TIMOTHY J. O'DONOVAN
Age: 67
Director since: 1993



Retired Chairman of the Board and Chief Executive Officer of Wolverine World Wide, Inc.

Public Directorships:
Kaydon Corporation
Spartan Stores, Inc.

Mr. O'Donovan is a former Chairman of the Board of Wolverine Worldwide and served in that position from April 2005 through December 2009. In April 2007, Mr. O'Donovan retired as Chief Executive Officer of Wolverine Worldwide, a position which he held since April 2000. Mr. O'Donovan served Wolverine Worldwide as its Chief Executive Officer and President from April 2000 until April 2005, and as Chief Operating Officer and President from 1996 until April 2000. Prior to 1996, Mr. O'Donovan held various positions with the Company, including Executive Vice President of Wolverine Worldwide.

Skills and Qualifications

Footwear, Apparel and Retail Experience – Service for more than 40 years in various positions with the Company, including 7 years as Chief Executive Officer with responsibilities for all aspects of the business, including brand leadership, apparel and accessories development, footwear wholesale, retail business development, international operations, mergers and acquisitions, manufacturing and sourcing; and 2 years of service as non-executive Chairman of the Board.
Leadership Experience – Service for more than 40 years in a variety of positions with the Company, including 7 years as Chief Executive Officer.
Global Experience – Service for more than 40 years in a variety of positions at the Company, including 7 years as Chief Executive Officer, with responsibility for all aspects of the business, including international operations.
Finance Experience – Service in various roles with the Company responsible for financial operations, including 7 years as Chief Executive Officer, and service for 7 years on the audit committee of a publicly traded company.
Public and Private Company Experience – Service for more than 30 collective years on the boards of the Company, Spartan Stores, Inc., a publicly traded company in the food distribution industry, and Kaydon Corporation, a publicly traded company that designs and manufactures custom-engineered products, and service as lead director of Kaydon Corporation and Spartan Stores, Inc.

BOARD RECOMMENDATION

The Board recommends that you vote "FOR" the election of the above nominees for terms expiring in 2016.

Continuing Directors Elected in 2011 with Terms Expiring in 2014

WILLIAM K. GERBER
Age: 59
Director since: 2008



Managing Director of Cabrillo Point Capital LLC

Board Committees:
Audit
Compensation
Finance

Public Directorships:
AK Steel Holding Corporation
Kaydon Corporation

Mr. Gerber is Managing Director of Cabrillo Point Capital LLC, a private investment fund. He has held that position since 2008. From 1998 to 2007, Mr. Gerber was Executive Vice President and Chief Financial Officer of Kelly Services, Inc., a publicly traded multinational staffing solutions company with operations in more than 35 countries.

Skills and Qualifications

Footwear, Apparel and Retail Experience – Served for 15 years in leadership positions for Limited Brands, Inc., a publicly traded multinational apparel and retail company, in addition to service as a director of the Company.
Leadership Experience – Served for 24 collective years in leadership roles for Limited Brands, Inc. and Kelly Services, Inc., both publicly traded companies, including as Chief Financial Officer of Kelly Services, Inc.
Global Experience – Served for 24 collective years as a senior executive for Limited Brands, Inc. and Kelly Services, Inc., both multinational companies, and service for more than 4 years as a director for the Company.
Finance Experience – Served for 10 years as Chief Financial Officer of Kelly Services Inc. where he was responsible for investor relations, mergers and acquisitions and purchasing in addition to core Chief Financial Officer functions; and served for 15 years in various finance roles, including Vice President, Finance, and Vice President, Corporate Controller, for Limited Brands, Inc.
Public and Private Company Experience – Service as a director of AK Steel Holding Company, an integrated producer of flat-rolled carbon, stainless and electrical steels and tubular products, and Kaydon Corporation, a publicly traded company that designs and manufactures custom-engineered products, including 17 collective years of experience serving as a member of the audit committees of AK Steel Holding Corporation, Kaydon Corporation, and the Company, and experience as the chair of the audit committees of AK Steel Holding Corporation and Kaydon Corporation.

BLAKE W. KRUEGER
Age: 59
Director since: 2006



Chairman, Chief Executive Officer and President of Wolverine World Wide, Inc.

Mr. Krueger is Chairman of Wolverine Worldwide, a position he assumed in January 2010, and Chief Executive Officer and President of Wolverine Worldwide, positions he assumed in April 2007. From October 2005 until April 2007, Mr. Krueger served as President and Chief Operating Officer of Wolverine World Wide, Inc. From 2004 to October 2005, he served as Executive Vice President and Secretary of Wolverine Worldwide and President of the Heritage Brands Group. From 2003 to 2004, Mr. Krueger served as Executive Vice President and Secretary of Wolverine Worldwide and President of the Caterpillar Footwear Group. He also previously served as Executive Vice President, General Counsel and Secretary of Wolverine Worldwide with various responsibilities including the human resources, retail, business development, accessory licensing, mergers and acquisitions, and legal areas.

Skills and Qualifications

Footwear, Apparel and Retail Experience – Service for more than 15 years in senior leadership roles with the Company, including 6 years as Chief Executive Officer, with responsibilities for all aspects of the business including brand leadership, apparel and accessories development, footwear wholesale, retail business development, international operations, mergers and acquisitions, manufacturing, and sourcing.

Leadership Experience – Service for more than 15 years in senior leadership roles with the Company with responsibilities for operational and staff areas of the business, including brand, manufacturing and sourcing operations, and corporate governance, legal, human resources and mergers and acquisitions, and service for 6 years as Chief Executive Officer.

Global Experience – Service for more than 15 years in senior leadership roles with the Company, including 6 years as Chief Executive Officer with responsibility for international operations.

Public and Private Company Experience – Service for more than 15 years with the Company, including 6 years as Chief Executive Officer and 7 years as a director, and as a director of Bissell, Inc., a privately held vacuum cleaner and floor care product manufacturing company; and served as a director of Professionals Direct, Inc., a then publicly traded insurance company.

NICHOLAS T. LONG
Age: 54
Director since: 2011



Chief Executive Officer of MillerCoors LLC

Board Committees:
Compensation

Mr. Long has been Chief Executive Officer of MillerCoors LLC ("MillerCoors"), a beverage company joint venture between two publicly traded beverage companies, since 2011. From 2008 to 2011, Mr. Long served as President and Chief Commercial Officer of MillerCoors. From 2007 to 2008, Mr. Long served as Chief Executive Officer of Miller Brewing Company, a beverage company, and he served as Chief Marketing Officer of Miller Brewing Company from 2005 to 2007. Prior to joining Miller Brewing Company, Mr. Long spent 17 years in various senior leadership positions at The Coca-Cola Company, a beverage company, including Vice President of Strategic Marketing Global Brands, Vice President Strategic Marketing Research and Trends, President of Coca-Cola's Great Britain and Ireland Division and President of the Northwest Europe Division.

Skills and Qualifications

Leadership Experience – Service for more than 20 years as a senior executive in the beverage industry, including experience in senior leadership positions with The Coca-Cola Company and Miller Brewing Company and as Chief Executive Officer of MillerCoors LLC.
Global Experience – Served in senior leadership positions with multinational companies, including management responsibility for more than 60 countries while in a senior leadership position with The Coca-Cola Company.
Public and Private Company Experience – Service as Chief Executive Officer of a joint venture formed by two publicly traded beverage companies, and served in senior leadership positions with The Coca-Cola Company, a multinational publicly traded company, and Miller Brewing Company, a domestic subsidiary of SABMiller plc, a multinational publicly traded company.

MICHAEL A. VOLKEMA
Age: 57
Director since: 2005



Chairman of Herman Miller, Inc.

Board Committees:
Compensation
Governance

Public Directorships:
Herman Miller, Inc.

Mr. Volkema has been Chairman of Herman Miller, Inc., a publicly traded multinational furniture manufacturer, since 2000. Mr. Volkema became President and Chief Executive Officer of Herman Miller in 1995 and held those positions until 2003 and 2004, respectively. Mr. Volkema has more than 25 collective years of experience on public company boards, including 12 years as Chairman of the Board at Herman Miller, Inc., and including service on the compensation and audit committees of boards of publicly traded companies. Mr. Volkema also is a director at Milliken & Company, a privately held, innovation-based company serving textile, chemical, and floor covering markets. During the preceding five years, Mr. Volkema was, but no longer is, a director of Champion Enterprises, Inc., which was a factory-built and modular home manufacturer.

Skills and Qualifications

Leadership Experience – Service for more than 20 years in senior leadership positions with Herman Miller, Inc., a publicly traded multinational company, including 9 years as Chief Executive Officer and 12 years as Chairman of the company.
Global Experience – Service for more than 20 years in senior leadership positions and as a director of Herman Miller, Inc., a publicly traded multinational company, in addition to experience as a director of the Company.
Public and Private Company Experience – Service for more than 25 collective years on public and private company boards, including as Chairman of the Board for 12 years at Herman Miller, Inc., a publicly traded corporation, service as a director of Milliken & Company, a privately held company, including 8 collective years of experience serving on compensation committees and 5 collective years of experience serving on audit committees of boards of publicly traded companies.

Continuing Directors Elected in 2012 with Terms Expiring in 2015

ALBERTO L. GRIMOLDI
Age: 71
Director since: 1994



Chairman of Grimoldi, S.A.

Mr. Grimoldi has been Chairman of Grimoldi, S.A., a manufacturer and retailer of footwear and accessories, since 1986. Mr. Grimoldi also was a member of the Advisory Board of Ford Motor Company Argentina, a multinational automotive company; Vice Chairman of Banco Privado de Inversiones, S.A., an investment bank; and in Argentina, Undersecretary of Foreign Trade, Undersecretary of Economics and Labor, Secretary of Industry and a member of the board of the Central Bank of Argentina.

Skills and Qualifications

Footwear, Apparel and Retail Experience – Service for more than 25 years in the footwear and retail industries, including as Chairman of Grimoldi S.A.
Leadership Experience – Service for more than 25 years as Chairman of a publicly traded Argentinean company and service in senior leadership positions of the Argentine government including as Undersecretary of Foreign Trade, Undersecretary of Economics and Labor, Secretary of Industry.
Global Experience – Service for more than 25 years as Chairman of an Argentinean company, more than 18 years as director of the Company, and served as a member of the Advisory Board of Ford Motor Company Argentina, a multinational company.
Finance Experience – Service as a member of the Advisory Board of Ford Motor Company Argentina, a multinational company, Vice Chairman of an investment bank, Banco Privado de Inversiones, S.A., as well as leadership and finance experience from government service in Argentina as Undersecretary of Foreign Trade, Undersecretary of Economics and Labor, Secretary of Industry and a member of the board of the Central Bank of Argentina.
Public and Private Company Experience – Service as Chairman of Grimoldi S.A., a publicly traded company, for more than 25 years and as a director of the Company for more than 18 years.
Government Experience – Service as Argentina as Undersecretary of Foreign Trade, Undersecretary of Economics and Labor, Secretary of Industry and a member of the board of the Central Bank of Argentina.

JOSEPH R. GROMEK
Age: 66
Director since: 2008



Retired President, Chief Executive Officer and a Director of The Warnaco Group, Inc.

Board Committees:
Compensation
Finance
Governance

Public Directorships:
The Children's Place Retail Stores, Inc.
Tumi, Inc.

From 2003 until his retirement in 2012, Mr. Gromek served as President, Chief Executive Officer and a director of The Warnaco Group, Inc., a publicly traded multinational company that designs, sources, manufactures, markets, retails, licenses and distributes a broad line of intimate apparel, sportswear and swimwear worldwide. Mr. Gromek also served as Chief Executive Officer of Brooks Brothers, Inc., a private clothing manufacturer and retail company, from 1995 until 2002. Mr. Gromek also is a director of Stanley M. Proctor Company, a privately held manufacturing tool distributor.

Skills and Qualifications

Footwear, Apparel and Retail Experience – Served for more than 30 years managing and marketing apparel brands and more than 40 years in the retail and apparel industry, including a collective 15 years as Chief Executive Officer of two apparel companies, Brooks Brothers, Inc. and The Warnaco Group, Inc.
Leadership Experience – Served in leadership positions at several companies, including as Chief Executive Officer at two apparel companies.
Global Experience – Served as the Chief Executive Officer of two multinational companies, Brooks Brothers, Inc. and The Warnaco Group.
Public and Private Company Experience – Service as a director of three publicly traded companies, The Children's Place Retail Store, Inc., a children's clothing retail company, Tumi, Inc., a wholesaler and retailer of luxury travel, business and lifestyle accessories, and the Company; service as a director of Stanley M. Proctor Company, a privately held company; and served as Chief Executive Officer of The Warnaco Group, Inc. and Brooks Brothers, Inc.

BRENDA J. LAUDERBACK
Age: 62
Director since: 2003



Retired President of the Wholesale and Retail Group of Nine West Group, Inc.

Board Committees:
Audit
Governance

Public Directorships:
Big Lots, Inc.
Denny's Corporation
Select Comfort Corporation

From 1995 until her retirement in 1998, Ms. Lauderback was President of the Wholesale and Retail Group of Nine West Group, Inc., a footwear wholesaler and distributor. She previously was the President of the Wholesale Division of U.S. Shoe Corporation, a footwear manufacturer and distributor, a position that included responsibility for offices in China, Italy and Spain, and was a Vice President/ General Merchandise Manager of Dayton Hudson Corporation, a retailer (now Target Corporation). During the preceding five years, Ms. Lauderback also was, but no longer is, a director of Irwin Financial Corporation, a publicly traded bank holding company.

Skills and Qualifications

Footwear, Apparel and Retail Experience – Served for more than 25 years in the retail industry and more than 20 years in the footwear, apparel, and accessories industry, including senior leadership positions with Nine West Group, Inc., U.S. Shoe Corporation and Dayton Hudson Corporation.
Leadership Experience – Served in senior leadership positions for two publicly traded companies and service for 50 collective years on publicly traded company boards, including Big Lots, Inc., a retail company, Denny's Corporation, a restaurant company, and Select Comfort Corporation, a bed manufacturer and retailer, and as a director of the Company.
Public and Private Company Experience – Service for 50 collective years on publicly traded company boards, including 27 collective years of experience serving on audit committees and 27 collective years of experience serving on governance committees, and chair of three governance committees of boards of publicly traded companies.

SHIRLEY D. PETERSON
Age: 71
Director since: 2005



Retired Partner of Steptoe & Johnson LLP

Board Committees:
Audit
Governance

Public Directorships:
AK Steel Holding Corporation
The Goodyear Tire & Rubber Company

From 1995 until her retirement in 2000, Ms. Peterson served as President of Hood College in Frederick, Maryland. Prior to serving as President of Hood College, Ms. Peterson also served as Commissioner of the Internal Revenue Service and Assistant Attorney General of the Tax Division for the U.S. Department of Justice, and had 20 years in private law practice as a tax attorney with the law firm Steptoe & Johnson LLP. During the preceding five years, Ms. Peterson also was, but no longer is, a director of Champion Enterprises, Inc., a factory-built modular home manufacturer, and was a director or trustee of various funds within the DWS Fund Complex.

Skills and Qualifications

Leadership Experience – Served as President of Hood College, as Commissioner of the Internal Revenue Service, and for 20 years in private law practice, including as a Partner of Steptoe & Johnson LLP.

Public and Private Company Experience – Service for 40 collective years on publicly traded company boards, including the Company, AK Steel Holding Corporation, an integrated producer of flat-rolled carbon, stainless and electrical steels and tubular products, and The Goodyear Tire & Rubber Company, a multinational developer, manufacturer, marketer and distributor of tires, rubber-related chemicals, and operator of commercial truck service and tire retreading centers and tire and auto service center outlets, and more than 25 collective years of experience serving on publicly traded company audit committees, 35 collective years of experience serving on publicly traded company governance committees, and an additional 13 years of experience serving on the governance committee of a mutual fund complex.

Government Experience – Served as Commissioner of the Internal Revenue Service and Assistant Attorney General of the Tax Division for the U.S. Department of Justice.

Summary of Director Skills and Qualifications

	Jeffrey M. Boromisa	William K. Gerber	Alberto L. Grimoldi	Joseph R. Gromek	David T. Kollat	Blake W. Krueger	Brenda J. Lauderback	Nicholas T. Long	Timothy J. O'Donovan	Shirley D. Peterson	Michael A. Volkema
FOOTWEAR, APPAREL AND RETAIL EXPERIENCE	■	■	■	■	■	■	■		■		
LEADERSHIP EXPERIENCE	■	■	■	■	■	■	■	■	■	■	■
GLOBAL EXPERIENCE	■	■	■	■		■		■	■		■
FINANCE EXPERIENCE	■	■	■		■				■		
PUBLIC AND PRIVATE COMPANY EXPERIENCE	■	■	■	■	■	■	■	■	■	■	■
GOVERNMENT EXPERIENCE			■							■	


indicates the director has that skill or qualification.

Corporate Governance

The Board and each standing committee conduct an annual self-assessment. The Finance Committee was formed in 2012 and will conduct its first annual self-assessment in 2013. Each director also evaluates the performance of the other directors as part of the Board self-assessment. Mr. Kollat, as the Lead Director working with the Governance Committee, reviews the Board self-assessment with directors following the end of each fiscal year. Committee Chairpersons review the committee self-assessments with their respective committee members and discuss them with the Board. The Lead Director, working with the Governance Committee, develops and implements guidelines evaluating all directors standing for nomination and re-election.

The Corporate Governance Guidelines (including the Director Independence Standards); the Charter for each Board standing committee (Audit, Compensation, Finance and Governance); the Company's Certificate of Incorporation; By-laws; Code of Conduct & Compliance and its Accounting and Finance Code of Ethics all are available on the Wolverine Worldwide website at:

http://www.wolverineworldwide.com/investor-relations/corporate-governance/

The Board and committees annually review and update these and other key governance documents.

RISK OVERSIGHT

The Board oversees the Company's risk management and mitigation activities directly through presentations by and discussions with the CEO, Chief Financial Officer ("CFO"), General Counsel, brand and department leaders, and other members of management. The Vice President of Internal Audit and Risk Compliance coordinates management's day-to-day risk management and mitigation processes, and reports directly to the CFO and also reports directly to the Audit Committee. The Vice President of Internal Audit and Risk Compliance reviews with the Audit Committee quarterly and with the full Board annually management's risk assessments and mitigation strategies for significant risks. In addition to the above processes, the Board has delegated the following risk management and mitigation oversight responsibilities to its standing committees, which meet regularly to review and discuss risk topics and then report to the full Board:

» The Audit Committee oversees the Company's risk policies and processes relating to its financial statements and financial reporting processes, credit risks, and liquidity risks. The Committee also reviews the Company's policies and systems with respect to risk assessment and risk management. The Committee discusses with management and the independent auditors significant risks or exposures and the steps taken by management to resolve them. The Committee oversees the Company's procedures for the receipt, retention and treatment of complaints relating to accounting and auditing matters and oversees the Company's management of legal and regulatory compliance systems.

» The Compensation Committee monitors the risks associated with management resources; organization structure; succession planning, hiring, development and retention processes; and reviews and evaluates what effects the Company's compensation structure may have on risk decisions.

» The Finance Committee advises and assists the Board with respect to Company policies and practices relating to the management of certain financial matters delegated by the Board to the Finance Committee.

» The Governance Committee oversees risks related to the Company's governance structure and processes and risks arising from related person transactions.

RISK CONSIDERATIONS IN COMPENSATION PROGRAMS

The Company reviewed its employee compensation programs to assess whether any of those programs included incentives that created risks likely to have a material adverse impact on the Company. As part of this review, the Company compiled information about the Company's incentive plans, including reviewing the Company's compensation philosophy, evaluating key incentive plan design features, and reviewing historic payout levels and pay mix. The Compensation Committee reviewed the executive compensation programs, with management's assistance, and managers from the Company's human resources and legal departments reviewed the non-executive compensation programs.

BOARD LEADERSHIP

The Company's CEO currently also serves as the Chairman of the Board. Since 1993, the Company has had an independent Lead Director who functions in many ways similar to how an independent Chairman would function. This long-established structure provides the Board with independent oversight of the CEO's leadership. The Board believes that it should decide whether to separate the roles of Chairman and CEO based upon the Company's circumstances at the time and considers the Board's leadership structure as part of the succession planning process. The Company's business currently focuses on the development of its footwear, apparel and retail business. Because the Company does not operate multiple, unrelated businesses and given the size of the Company, the Board believes that separating the Chairman and CEO roles at this time would add unnecessary complexity to the organization structure without adding materially to Board oversight of the CEO function. The Company's independent directors annually select an independent Lead Director. As outlined in the Corporate Governance Guidelines, the duties of the Lead Director include:

» reviewing and approving the agenda and scheduling for Board and committee meetings;

» overseeing and approving information sent to the Board;

» presiding over executive sessions and having the authority to call executive sessions;

» serving as a liaison between the Chairman and the independent directors;

» presiding over Board meetings in the absence of the Chairman; and

» being available for consultation and communication with stockholders, as appropriate.

DIRECTOR INDEPENDENCE

The Board annually assesses the independence of all directors. No director qualifies as "independent" unless the Board affirmatively determines that the director is independent under the Company's Director Independence Standards and the listing standards of the NYSE. Under the Company's Director Independence Standards, and in conformity with the listing standards of the NYSE, the Board has determined that nine of the Company's eleven directors are independent. For over 16 years, Wolverine Worldwide has not had more than two active or former management employees as directors. All of the Board's committees are comprised entirely of independent directors. The non-management directors meet periodically each year in executive session. The Board believes that this structure provides for meaningful and effective oversight of management by the non-management directors.

Mr. Krueger is not independent because he currently is the Company's CEO and President. Mr. Grimoldi is not independent because he is the Chairman and 35% owner of a company that made payments to Wolverine in excess of $1,000,000 per year in the last three years.

Name	Management	Non-Management	Independent
Boromisa		X	X
Gerber		X	X
Grimoldi		X	
Gromek		X	X
Kollat		X	X
Krueger	X		
Lauderback		X	X
Long		X	X
Mehney*		X	X
O'Donovan		X	X
Peterson		X	X
Volkema		X	X

* *Mr. Mehney retired from the Board on April 19, 2012.*

The Director Independence Standards define an "Independent Director" as a director who:

» is not, and in the past three years has not been, an employee of the Company;

» does not have, and has not had within the last three years, an immediate family member employed as an executive officer of the Company;

» has not received, and has not had an immediate family member receive during any twelve-month period within the last three years, any direct compensation from the Company in excess of $120,000 (other than compensation for Board service; compensation received by the director for former service as an interim Chairman, CEO or other executive officer; compensation received by the director's immediate family member for service as a non-executive employee; or pension and other forms of deferred compensation for prior service if such compensation is not contingent in any way on continued service);

» is not a current employee or partner of a firm that is the Company's internal or external auditor ("Company Auditor");

» has not been, and has not had an immediate family member who has been within the last three years, a partner or employee of a Company Auditor and personally worked on the Company's audit within that time;

» has not had an immediate family member who is (i) a current partner of a Company Auditor, or (ii) a current employee of a Company Auditor who personally works on Wolverine Worldwide's audit;

» is not, and has not been within the last three years, part of an interlocking directorate in which a current executive officer of Wolverine Worldwide serves or served on the compensation committee of another company where the director or the director's immediate family member concurrently serves or served as an executive officer;

» is not an employee, majority owner or person in control of another company that has made payments to, or received payments from, Wolverine Worldwide for property or services in an amount which, in any of the last three fiscal years, exceeds the lesser of $250,000 or 10% of the other company's consolidated gross revenues;

» does not have an immediate family member who is an executive officer of another company that has made payments to, or received payments from, Wolverine Worldwide for property or services in an amount which, in any of the past three fiscal years, exceeds the greater of $1,000,000 or 2% of the other company's consolidated gross revenues;

» is not an executive officer, trustee or board member of a tax exempt organization to which Wolverine Worldwide has made in the past three fiscal years contributions that, in any single fiscal year, exceeded the greater of $50,000 or 2% of the non-profit organization's, foundation's or educational institution's consolidated gross revenues; or

» has not had any other direct or indirect relationship with Wolverine Worldwide, which the Board determines is material.

"Immediate Family Member" covers spouses, parents, children, siblings, in-laws, and any person (other than domestic employees) sharing the household of any director, nominee for director, executive officer, or significant stockholder of a company.

BOARD COMMITTEES

The following table identifies the current members of the Board and its standing committees and the number of meetings the Board and each committee held in 2012.

BOARD OF DIRECTORS (8 Meetings)			
Audit Committee (12 Meetings)	**Compensation Committee** (14 Meetings)	**Finance Committee** (1 Meeting)	**Governance Committee** (8 Meetings)
Boromisa (Chair)	*Volkema (Chair)*	*Boromisa (Chair)*	*Lauderback (Chair)*
Gerber	Gerber	Gerber	Gromek
Lauderback	Gromek	Gromek	Peterson
Peterson	Kollat		Volkema
	Long		

Audit Committee

The Board has determined that each Audit Committee member is "independent" as defined by NYSE rules and the Sarbanes-Oxley Act of 2002, as applicable to audit committee members, and that all satisfy the NYSE "financial literacy" requirement. Mr. Boromisa and Mr. Gerber are "audit committee financial experts" under Securities and Exchange Commission ("SEC") rules. The Audit Committee:

- represents and assists the Board in fulfilling its oversight responsibility regarding the Company's financial reporting and accounting process, the Company's systems of internal accounting and financial controls, the performance of the internal audit function and the independent auditors, the qualifications and independence of the independent auditors, the annual independent audit of the Company's financial statements, the Company's compliance with legal and regulatory requirements, and the Company's policies and systems with respect to risk assessment and risk management;
- appoints, retains (subject to ratification by the Company's stockholders), compensates, oversees, evaluates and, if appropriate, terminates the independent auditors;
- approves in advance all audit and permissible non-audit services to be provided by the independent auditors and establishes policies and procedures for the engagement of the independent auditors to provide audit and permissible non-audit services;
- annually reviews the performance, effectiveness, objectivity and independence of the independent auditors and the Company's internal audit function;
- annually obtains and reviews the independent auditors' internal quality control report and other reports required by applicable rules, regulations and standards;
- annually obtains and reviews the independent auditors' report regarding the auditors' independence;
- annually assess auditor independence;
- discusses with the internal audit staff and the independent auditors the overall scope and plans for their respective audits;
- receives, reviews and discusses reports from management, the internal finance and auditing staff and the independent auditors regarding the adequacy and effectiveness of the Company's internal control over financial reporting;
- receives, reviews and discusses reports from management regarding the adequacy and effectiveness of the Company's disclosure controls and procedures;
- oversees the Company's risk policies and processes relating to its financial statements and financial reporting processes, credit risks and liquidity risks;
- meets separately, periodically with management, the internal auditors or other personnel responsible for the internal audit function, the independent auditors and the General Counsel;
- meets to review with management and the Company's independent auditors the Company's interim and annual audited financial statements, including disclosures in Management's Discussion and Analysis of Financial Condition and Results of Operations, that are included in the Company's Quarterly reports on Form 10-Q and Annual Reports on Form 10-K;
- recommends to the Board whether the Company's audited financial statements should be included in the company's Annual Report on Form 10-K;
- establishes and oversees procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing or federal securities law matters, and for the confidential, anonymous submission by the Company's employees of concerns regarding questionable accounting, auditing or federal securities law matters;
- reviews with management and the independent auditors the Company's earnings press releases and financial information and earnings guidance provided by the Company to analysts and rating agencies;
- oversees the preparation of the audit committee report required by the SEC rules to be included in the Company's proxy statement for the annual meeting of stockholders;

- » establishes the Company's hiring policies for employees and former employees of the independent auditors;
- » engages consultants and advisors at the expense of the Company to assist the Committee as it deems necessary in the performance of its functions, including having the sole authority to retain and terminate any consultants and advisors and to approve all fees and other retention terms and receiving appropriate funding, as determined by the Committee, from the Company for payment of compensation to any such consultants and advisors;
- » oversees the Company's legal and regulatory compliance systems and reviews the Company's codes of conduct and programs to monitor compliance with such codes;
- » at least annually receives a report on the Company's compliance programs, and reviews and discusses the implementation and effectiveness of the Company's compliance programs with the General Counsel, who has the authority to communicate promptly and directly to the Audit Committee and the Board, about reports that involve actual and alleged violations of law or the Company's codes of conduct; and
- » conducts and discusses with the Board an annual performance evaluation of the Committee, including the Committee's adherence to its Charter.

Compensation Committee

The Board has determined that each Compensation Committee member is "independent" as defined by NYSE rules. The Compensation Committee:

- » assists the Board in discharging its responsibilities relating to executive compensation and fulfilling its responsibilities relating to Wolverine Worldwide's compensation and benefit programs and policies;
- » oversees the overall compensation structure, policies and programs, and assesses whether the compensation structure establishes appropriate incentives for management and employees;
- » oversees the risks associated with management resources, organization structure, and succession planning, hiring, development and retention processes, and oversees the assessment of the risks associated with the Company's compensation structure, policies and programs;
- » administers and makes recommendations with respect to incentive compensation plans, including stock incentive plans;
- » assesses the results of the Company's most recent advisory vote on executive compensation;
- » reviews and approves corporate and personal goals and objectives relevant to CEO compensation, evaluates the performance of the CEO in light of these goals and objectives, and, together with the other independent directors, approves the compensation of the CEO based on the evaluation;
- » reviews and approves the compensation of other elected corporate officers and other executives, including bonuses and equity compensation;
- » makes stock incentive grants and determines the terms and conditions of any equity compensation or stock incentive arrangements;
- » reviews and discusses with management Wolverine Worldwide's Compensation Discussion and Analysis and related disclosures required by the rules of the SEC and recommends to the Board whether such disclosures should be included in the annual report and proxy statement;
- » reviews and approves the design of benefit plans pertaining to executives;
- » reviews and recommends employment agreements and severance arrangements for executives, including change in control provisions, plans or agreements;
- » establishes stock ownership guidelines for directors and executive officers and monitors compliance with the guidelines;

- considers and recommends to the Board the frequency of the Company's advisory vote on executive compensation;
- engages consultants and advisors at the expense of the Company to assist the Committee as it deems necessary in the performance of its functions, having the sole authority to retain and terminate any consultants and advisors and to approve all fees and other retention terms, and receiving appropriate funding, as determined by the Committee, from the Company for payment of compensation to any such consultants and advisors;
- appoints, determines compensation for and oversees the work of any consultants and advisors retained by the Committee and oversees compliance with any applicable requirements relating to the independence of such consultants or advisors; and
- conducts and discusses with the Board an annual performance evaluation of the Committee, including the Committee's adherence to its Charter.

Compensation Committee Interlocks and Insider Participation. During fiscal year 2012, none of the members of the Compensation Committee was an officer or employee of the Company, was a former officer of the Company, nor had a relationship with the Company requiring disclosure as a related party transaction under Item 404 of Regulation S-K of the Securities Act of 1933. None of the Company's executive officers served on the compensation committee or board of directors of another entity whose executive officer(s) served as a director on the Company's Board or on the Compensation Committee.

Finance Committee

The Board has determined that each Finance Committee member is "independent" as defined by NYSE rules. The Finance Committee:

- provides assistance to the Board in reviewing and evaluating management's assessment of the Company's cash needs and cash flow performance, management's evaluation of the capital markets and other options to assist in addressing capital needs, and management's recommendations with respect to those options;
- reviews and makes recommendations to the Board with respect to the Company's capital structure and liquidity, including credit facilities, as well as proposed debt, equity and other securities issuances and guarantees;
- reviews and makes recommendations to the Board with respect to the Company's current and future compliance with debt covenant requirements;
- reviews and makes recommendations to the Board with respect to the Company's exposure to short- and long-term financial risks and management's strategies, plans and procedures to manage such risks, including its hedging strategies;
- reviews and makes recommendations to the Board with respect to financial risks facing the Company, as may be requested by the Board;
- engages consultants and advisors at the expense of the Company to assist the Committee as it deems necessary in the performance of its functions. The Committee shall have sole authority to retain and terminate any consultants and advisors and to approve all fees and other retention terms; and
- conducts and discusses with the Board an annual performance evaluation of the Committee, including the Committee's adherence to its Charter.

Governance Committee

The Board has determined that each Governance Committee member is "independent" as defined by NYSE rules. The Governance Committee:

- » assists the Board in fulfilling its responsibilities on matters and issues related to the Company's corporate governance practices;
- » in conjunction with the Board, establishes qualification standards for membership on the Board and its committees;
- » establishes procedures for the consideration of candidates for the Board recommended for the Committee's consideration by the Company's stockholders;
- » leads the search for individuals qualified to become members of the Board, reviews the qualifications of candidates for election to the Board and assesses the contributions and independence of incumbent directors eligible to stand for reelection to the Board;
- » establishes procedures for the consideration of candidates for the Board recommended for the Committee's consideration by the Company's stockholders;
- » selects and recommends to the Board the Company's nominees for election or reelection by the stockholders at the annual meeting, and fills vacancies and newly created directorships on the Board;
- » develops and recommends to the Board corporate governance guidelines, reviews the guidelines on an annual basis, and recommends any changes to the guidelines as necessary;
- » periodically reviews the Board's leadership structure as part of the succession planning process and recommends changes to the Board as appropriate, and makes recommendations to the independent directors regarding the appointment of the Lead Director;
- » establishes and recommends to the Board guidelines, in accordance with applicable rules and regulations, to be applied when assessing the independence of directors;
- » considers applicable rules, regulations and disclosure obligations regarding the presence of an "audit committee financial expert" on the Audit Committee and recommends to the Board actions to address such requirements;
- » reviews and approves related person transactions, as defined in applicable SEC rules, and establishes policies and procedures for the review, approval and ratification of related person transactions;
- » oversees risks related to the Company's governance structure and processes and risks arising from related person transactions;
- » annually reviews the compensation of directors for service on the Board and committees and makes recommendations to the Board regarding such compensation;
- » recommends to the Board key executives to serve as corporate officers;
- » annually reviews and makes recommendations to the Board concerning the structure, composition and functioning of the Board and its committees and recommends to the Board directors to serve as committee members and chairpersons;
- » reviews and recommends to the Board retirement and other tenure policies for directors;
- » reviews directorships in other public companies held by or offered to directors and senior officers of the Company;
- » reviews and assesses channels through which the Board receives information, and the quality and timeliness of information received;
- » develops and recommends to the Board for its approval an annual self-evaluation process for the Board and its committees, and oversees the evaluation process;

- engages consultants and advisors at the expense of the Company to assist the Committee as it deems necessary in the performance of its functions, including having the sole authority to retain and terminate any consultants and advisors and to approve all fees and other retention terms; and
- conducts and discusses with the Board an annual performance evaluation of the Committee, including the Committee's adherence to its Charter.

CODE OF CONDUCT & COMPLIANCE AND ACCOUNTING AND FINANCE CODE OF ETHICS

The Board has adopted a Code of Conduct & Compliance for the Company's directors, officers and employees. The Board also has adopted an Accounting and Finance Code of Ethics ("Accounting and Finance Code"). This Accounting and Finance Code focuses on the financial reporting process and applies to the Company's CEO, CFO and Corporate Controller.

The Company will disclose, in accordance with all applicable laws and regulations, amendments to or waivers from its Code of Conduct & Compliance or its Accounting and Finance Code, on its website at: www.woverineworldwide.com/investor-relations/corporate-governance.

STOCKHOLDER COMMUNICATIONS POLICY

Stockholders and other interested parties may communicate with members of Wolverine Worldwide's Board by sending correspondence to the Board, the independent directors as a group, a specific Board committee or a director (including the Lead Director). The Secretary reviews all communications to determine whether the contents include a message to a specific director and will provide a summary and copies of all correspondence (other than solicitations for services, products or publications) to the applicable directors at each regularly scheduled meeting. The Secretary will alert individual directors to items that warrant a prompt response from the individual director prior to the next regularly scheduled meeting. The Secretary will route items warranting prompt response, but not addressed to a specific director, to the applicable committee chairperson. You may submit any suggestions, concerns or reports of misconduct at Wolverine Worldwide or complaints or concerns regarding Wolverine Worldwide's financial statements and accounting, auditing, internal control and reporting practices on **www.WolverineReportLine.com** (anonymously, if desired) or by writing to the Audit Committee c/o the Secretary at the above address.

Communications should be sent c/o Secretary, Wolverine World Wide, Inc., 9341 Courtland Drive, N.E., Rockford, Michigan 49351, or through various links provided on Wolverine Worldwide's website at: www.wolverineworldwide.com/investor-relations/corporate-governance/.

Non-Employee Director Compensation in Fiscal Year 2012

Wolverine Worldwide's director compensation philosophy is to pay compensation competitive with compensation paid by companies of similar size in the same industries, same region and with whom Wolverine Worldwide competes for director candidates. Each year, the Governance Committee, with input from management and, for the compensation program beginning in fiscal year 2013, input from Towers Watson, reviews director compensation and compares it to market data for companies of similar size in the same industries. The following table provides information concerning the compensation of the Company's non-employee directors for its fiscal year 2012. Mr. Krueger receives compensation for his services as the Company's CEO and President, but does not receive any additional compensation for his services as a director.

	Fees Paid in Cash		Cash Amounts Voluntarily Deferred		Cash Amounts Deferred Through Annual Equity Retainers		Fees Earned or Paid in Cash[2]		Option Awards[3]		Total
Boromisa	$75,000	+	-	+	$52,000	=	$127,000	+	$27,948	=	$154,948
Gerber	$71,000	+	-	+	$52,000	=	$123,000	+	$27,948	=	$150,948
Grimoldi	-	+	$50,000	+	$52,000	=	$102,000	+	$27,948	=	$129,948
Gromek	-	+	$68,000	+	$52,000	=	$120,000	+	$27,948	=	$147,948
Kollat	$85,000	+	-	+	$52,000	=	$137,000	+	$27,948	=	$164,948
Lauderback	$57,750	+	$19,250	+	$52,000	=	$129,000	+	$27,948	=	$156,948
Long	$57,500	+	-	+	$52,000	=	$109,500	+	$27,948	=	$137,448
Mehney[1]	-	+	$15,110	+	$15,714	=	$30,824	+	-	=	$30,824
O'Donovan	$50,000	+	-	+	$52,000	=	$102,000	+	$27,948	=	$129,948
Peterson	$67,000	+	-	+	$52,000	=	$119,000	+	$27,948	=	$146,948
Volkema	$82,000	+	-	+	$52,000	=	$134,000	+	$27,948	=	$161,948

[1] *Mr. Mehney retired from the Board on April 19, 2012.*

[2] *Represents cash payments received or deferred by directors in fiscal year 2012. Directors may defer director fees and receive stock units pursuant to the Deferred Compensation Plan. The table shows the Fees Earned or Paid in Cash separated into Fees Paid in Cash, Cash Amounts Voluntarily Deferred, and Cash Amounts Deferred Through Annual Equity Retainers (required as part of the compensation program for directors) that will be paid out in stock.*

[3] *Represents the aggregate grant date fair value of stock options granted to non-employee directors in fiscal year 2012, calculated in accordance with Accounting Standard Codification ("ASC") Topic 718. The chart below lists the aggregate outstanding option awards held by non-employee directors at the end of fiscal year 2012. For valuation assumptions, see the Stock-Based Compensation footnote to Wolverine Worldwide's Consolidated Financial Statements for fiscal year 2012.*

Name	*Option Awards Outstanding at December 29, 2012 (#)*	*Name*	*Option Awards Outstanding at December 29, 2012 (#)*
Boromisa	*27,684*	***Long***	*8,182*
Gerber	*20,839*	***Mehney***	*15,977*
Grimoldi	*40,494*	***O'Donovan***	*16,948*
Gromek	*23,257*	***Peterson***	*23,743*
Kollat	*40,494*	***Volkema***	*16,948*
Lauderback	*23,743*		

The following table shows the non-employee director compensation program for 2012 and the changes taking effect for 2013:

Component	Compensation Plan for 2012			Changes Effective for Fiscal Year 2013
	Cash	Options	Stock Units	
Newly Appointed or Elected Director	$0	Number of options equal to $210,000 divided by closing market price of the Company's common stock on date of initial election or appointment.		No change
Annual Director Fee	$35,000	Number of options equal to $105,000 divided by closing market price of the Company's common stock on date of Annual Meeting.[1]	Number of stock units equivalent to $52,000 determined by dividing the dollar grant amount by the closing market price of the Company's common stock on the date of the grant. [2] Units are credited to the Amended and Restated Outside Directors' Deferred Compensation Plan.	Cash fee changed to $65,000. Option award changed to number of options equal to $45,000, determined using a Black-Scholes valuation. Stock units awarded changed to number of stock units equivalent to $65,000 determined by dividing the dollar grant amount by the closing market price of the Company's common stock on the date of the grant.
Board Meeting Annual Fee[3]	$15,000			Discontinued
Audit Committee Meeting Annual Fee[3]	$10,000			Changed to $15,000
Audit Committee Chairperson Annual Fee	$15,000			Changed to $20,000
Compensation Committee Meeting Annual Fee[3]	$7,000			Changed to $12,000
Compensation Committee Chairperson Annual Fee	$15,000			No change
Finance Committee Meeting Annual Fee[3]	None			$12,000
Finance Committee Chairperson Annual Fee	None			$15,000
Governance Committee Meeting Annual Fee[3]	$7,000			Changed to $12,000
Governance Committee Chairperson Annual Fee	$10,000			Changed to $15,000
Lead Director Annual Fee[4]	$70,000			In lieu of other compensation for serving on the Board, the Lead Director will be paid a Cash Retainer of $120,000, receive a stock unit grant equal to $86,000, and receive a stock option award equal to $59,000, where the grant and award will both be calculated the same way other grants and awards to directors are calculated.

[1] *For fiscal year 2012, each non-employee director received 2,831 options granted in April 2012 under the Stock Incentive Plan of 2010. The exercise price of options granted is equal to the closing market price of Wolverine Worldwide's common stock on the date each option is granted.*

[2] *For fiscal year 2012, one grant was made on the first business day of each calendar quarter. For fiscal year 2012, the Company credited each non-employee director with an aggregate of 1,365 stock units. Stock units are fully vested on the grant date and are credited under the Amended and Restated Outside Directors' Deferred Compensation Plan (described below).*

[3] Directors also received, for each meeting during 2012 in excess of the trigger listed below, an additional per-meeting fee. As noted above, the Compensation Committee had 14 meetings during 2012 and Committee members received payments for four meetings in excess of the 10 meeting trigger.

	Trigger	Meeting Fee	Changes Effective for Fiscal Year 2013
Board	10	$3,000	Discontinued
Audit	15	$1,000	Discontinued
Compensation	10	$1,000	Discontinued
Governance	10	$1,000	Discontinued

[4] For 2012, the Lead Director Annual Fee was paid as a fixed amount in lieu of the annual cash retainer. The Lead Director also received the standard director fee for attendance at Board meetings and the annual grant of stock options, but did not receive attendance fees for committee meetings.

The Company also:

» pays director expenses associated with Board and committee meetings, other Company functions, and industry functions;

» pays spouse travel expenses associated with international Board strategic planning meetings (there were no such meetings in 2012);

» provides office space and administrative assistance to directors who visit Company locations;

» occasionally provides to directors for review and assessment samples of its products that have nominal value; and

» reimburses directors for some expenses relating to director education.

Management directors do not receive an annual cash or equity retainer and do not receive compensation for attendance at Board or committee meetings.

Deferred Compensation Plan. In 2008, Wolverine Worldwide adopted the Amended and Restated Outside Directors' Deferred Compensation Plan (the "Deferred Compensation Plan"). The Deferred Compensation Plan is a supplemental nonqualified deferred compensation plan for non-employee directors. A separate non-employee director deferred compensation plan applies to benefits accrued under that plan before January 1, 2005. The Deferred Compensation Plan permits all non-employee directors to defer 25%, 50%, 75% or 100% of their director fees. The Company establishes a book account for each non-employee director and treats deferred compensation as if invested in Wolverine Worldwide common stock. The Company credits the director's account with the annual equity retainer amount described above and with a number of stock units equal to the amounts deferred, each divided by the closing market price of common stock on the payment date. The Company also credits director accounts with dividend equivalents in the form of additional stock units.

Upon a director's termination of service or such later date as a director selects, the Company distributes the stock units in the director's book account in shares of Wolverine Worldwide common stock. The distribution is a single, lump-sum payment or annual installment payments over a period of up to 20 years (10 years under the plan for benefits accrued before January 1, 2005). The Company converts each stock unit to one share of Wolverine Worldwide common stock.

Upon a "change in control," the Company distributes to the director, in a single lump sum payment, Wolverine Worldwide common stock in a number of shares equal to the stock units credited to a director's book account. The Deferred Compensation Plan defines "change in control" as:

- the acquisition by any person, or by more than one person acting as a group, of more than 50% of either (i) the then outstanding shares of common stock of Wolverine Worldwide or (ii) the total fair market value of Wolverine Worldwide;
- the acquisition by any person, or more than one person acting as a group, during the 12-month period from and including the date of the most recent acquisition, of ownership of 30% or more of the outstanding common stock of Wolverine Worldwide;
- the replacement of a majority of the individuals who constitute the Board during any 12-month period by directors whose appointment or election is not endorsed by a majority of the directors prior to the date of the appointment or election; or
- the acquisition, during any 12-month period ending on the date of the most recent acquisition, by any person of assets from Wolverine Worldwide having a gross fair market value of at least 40% of the gross fair market value of all the assets of Wolverine Worldwide immediately before the acquisition.

NON-EMPLOYEE DIRECTOR STOCK OWNERSHIP GUIDELINES

Wolverine Worldwide has stock ownership guidelines which require that each non-employee director maintain a stock ownership level equal to five times the non-employee director cash retainer. Stock units under the Deferred Compensation Plan count toward the ownership requirements. Stock options do not count toward the ownership requirement. These guidelines further align the interests of the directors with the stockholders. Each non-employee director must meet the ownership requirement by the end of the fifth year after he or she becomes subject to the guidelines. All non-employee directors who have been Wolverine Worldwide directors for at least five years meet the ownership requirement.

Securities Ownership of Officers and Directors and Certain Beneficial Owners

FIVE PERCENT STOCKHOLDERS

The following table sets forth information about those holders known by Wolverine Worldwide to be the beneficial owners of more than five percent of Wolverine Worldwide's outstanding shares of common stock as of March 1, 2013:

Amount and Nature of Beneficial Ownership of Common Stock					
Name and Address of Beneficial Owner	Sole Voting Power	Sole Investment Power	Shared Voting or Investment Power	Total Beneficial Ownership	Percent of Class[5]
BlackRock, Inc.[1] 40 East 52nd Street New York, NY 10022	4,843,346	4,843,346	0	4,843,346	9.67%
Janus Capital Management LLC[2] 151 Detroit Street Denver, CO 80206	4,935,266	4,935,266	403,704	5,338,970	10.66%
Select Equity Group, Inc. Select Offshore Advisors, LLC George S. Loening[3] 380 Lafayette Street, 6th Floor New York, NY 10003	3,735,416	3,735,416	0	3,735,416	7.46%
The Vanguard Group, Inc.[4] 100 Vanguard Boulevard Malvern, PA 19355	68,708	2,739,505	66,258	2,805,763	5.60%

1 *Based on information set forth in a Schedule 13G/A filed on January 31, 2013. The Schedule 13G/A indicates that BlackRock, Inc. beneficially owns, in the aggregate, 4,843,346 shares of Wolverine Worldwide common stock.*

2 *Based on information set forth in a Schedule 13G filed on January 11, 2013. The Schedule 13G indicates that Janus Capital Management LLC, beneficially owns, in the aggregate, 5,338,970 shares of Wolverine Worldwide common stock.*

3 *Based on information set forth in a Schedule 13G/A filed on February 11, 2013. The Schedule 13G/A indicates that The Vanguard Group, Inc., beneficially owns, in the aggregate, 2,805,763 shares of Wolverine Worldwide common stock.*

4 *Based on information set forth in a Schedule 13G filed on February 14, 2013. The Schedule 13G/A indicates that Select Equity Group, Inc., Select Offshore Advisors, LLC and George S. Loening, the controlling shareholder of Select Equity and Select Offshore, collectively own, in the aggregate, 3,735,416 shares of Wolverine Worldwide common stock.*

5 *As of March 1, 2013, based on 50,099,575 shares outstanding on that date.*

STOCK OWNERSHIP BY MANAGEMENT AND OTHERS

The following table sets forth the number of shares of common stock beneficially owned as of March 1, 2013, by each of the Company's director nominees, directors and named executive officers and all of the Company's directors and executive officers as a group.

	Amount and Nature of Beneficial Ownership of Common Stock[1]				
	Sole Voting and/or Investment Power[2]	Shared Voting or Investment Power[3]	Stock Options[4]	Total Beneficial Ownership[4]	Percent of Class[5]
Jeffrey M. Boromisa	2,000	-	27,684	29,684	*
William K. Gerber	2,000	-	20,839	22,839	*
Donald T. Grimes	100,151	-	80,967	181,118	*
Alberto L. Grimoldi	24,437	-	33,014	57,451	*
Joseph R. Gromek	17,500	-	23,257	40,757	*
David T. Kollat	107,672	-	40,494	148,166	*
Blake W. Krueger	416,771	43,615	77,792	538,178	1.07
Michael Jeppesen	38,126	-	3,734	41,860	*
Brenda J. Lauderback	5,100	-	23,743	28,843	*
Pamela L. Linton	60,825	-	57,801	118,626	*
Nicholas T. Long	-	-	8,182	8,132	*
Timothy J. O'Donovan	367,380	54,625	16,948	438,953	*
Shirley D. Peterson	3,000	-	23,743	26,743	*
Michael A. Volkema	5,000	-	16,948	21,948	*
James D. Zwiers	121,366	10,986	93,354	225,706	*
All directors and executive officers as a group (18 people)	1,329,354	109,226	601,428	2,040,008	4.07

* *Represents beneficial ownership of less than 1%.*

[1] *The numbers of shares stated are based on information provided by each person listed and include shares personally owned of record and shares that, under applicable regulations, are considered to be otherwise beneficially owned.*

[2] *These numbers include restricted shares and performance shares held, which are subject to forfeiture if the terms of the award are not satisfied.*

[3] *These numbers include shares over which the listed person is legally entitled to share voting or investment power by reason of joint ownership, trust or other contract or property right and shares held by spouses, children or other relatives over whom the listed person may have influence by reason of such relationship.*

[4] *The numbers represent shares that may be acquired within 60 days after March 1, 2013, by the exercise of stock options granted under Wolverine's various stock option plans. These numbers are also included in the Total Beneficial Ownership column.*

[5] *As of March 1, 2013, based on 50,099,575 shares outstanding on that date plus the number of stock options exercisable by the specified person(s) within 60 days of March 1, 2013, as indicated in the "Stock Options" column.*

Compensation Discussion and Analysis

This section of the proxy statement provides an overview and analysis of Wolverine Worldwide's executive compensation program and policies, the material compensation decisions made about fiscal year 2012 compensation, and the material factors considered in making those decisions. This section refers only to the compensation of Wolverine Worldwide's "named executive officers" ("NEOs") unless noted otherwise:

Blake W. Krueger, Chairman, Chief Executive Officer and President
Donald T. Grimes, Senior Vice President, Chief Financial Officer and Treasurer
Michael Jeppesen, President, Global Operations Group
Pamela L. Linton, Senior Vice President of Global Human Resources
James D. Zwiers, Senior Vice President and President, Outdoor Group

It is divided into the following four Sections:

Section 1 – 2012: A Transformative Year
Section 2 – Compensation Program Overview
Section 3 – 2012 Compensation
Section 4 – Other Compensation Policies and Practices

SECTION 1 – 2012: A TRANSFORMATIVE YEAR

In 2012, Wolverine Worldwide acquired the Performance + Lifestyle Group business from Collective Brands, Inc. The Company expanded its existing 12-brand portfolio by adding the iconic Sperry Top-Sider, Stride-Rite, Keds and Saucony brands. The acquisition transformed Wolverine Worldwide into a 16-brand Company with estimated revenues for fiscal year 2013, the first full year of operation for the combined companies, of $2.700 to $2.800 billion. Transaction highlights include:

» the Performance + Lifestyle Group added $219.4 million of revenue to the Company's reported fiscal year 2012 revenue, reflecting its performance during the stub period from closing on October 9, 2012, through the end of fiscal year 2012;

» the acquired brands complement the Company's strategic priorities: Sperry Top-Sider®, Saucony® and Keds® each have a strong following among women and bring the opportunity to leverage the Company's global distribution strengths; Sacuony's leadership in the athletic space complements Merrell® to provide a powerful resource in running, training, trail, minimalist and barefoot footwear; and the Stride-Rite® brand's leadership in the premium children's shoe category and meaningful retail presence represent an important strategic opportunity for the Company's existing brands; and

» the Company expects the acquisition to be accretive in fiscal year 2013, the first full year of combined operations.

In addition to the acquisition, the Company continued progressing on key strategic initiatives, announcing two other important transactions during 2012:

» the formation of a joint venture with Tata International to market footwear and apparel in India, initially responsible for the wholesale distribution of the Company's owned Merrell® and licensed Caterpillar® footwear brands; and

» the formation of joint ventures with one of the Company's long-time distributors, Forus S.A., to market footwear in Colombia, initially responsible for the Company's owned Merrell®, Hush Puppies® and Cushe® brands and licensed Caterpillar® footwear brand, and Forus S.A.'s owned RKF brand.

A key strength of the Company's business model is the portfolio structure. The 16 brands offered in more than 200 countries and territories around the world help buffer the Company against challenges in any economic region or demographic sector. Nevertheless, significant factors, such as the economic downturn in Europe, can impact the Company and did so in 2012. Despite that challenge, under Mr. Krueger's leadership, management delivered the following results for fiscal year 2012, in addition to the successful closings of the Performance + Lifestyle Group acquisition and the two joint venture transactions:

» revenues of $1.641 billion, including record full year revenue for the legacy Wolverine Worldwide business of $1.421 billion;

» fully diluted earnings per share of $1.63, not adjusted for non-recurring transaction and integration expenses associated with the Performance + Lifestyle Group acquisition (which had a negative impact of $.66 per share).

The Company's efforts to build a strong leadership team were recognized in 2012 when Wolverine Worldwide was named one of the "Best Companies for Leaders," according to an independent study conducted by *Chief Executive* magazine and management consulting firm Chally Group Worldwide. The results of the study ranked Wolverine Worldwide 27th among 40 other global companies, including several members of the Fortune 50.

Strong Financial Performance

Wolverine Worldwide has a history of delivering strong financial performance. The recent recession and the continuing economic difficulties in Europe have created significant challenges for global companies. The brand portfolio approach, now 16 brands strong, and the diversified geographic and customer base served by those brands has helped Wolverine Worldwide continue delivering strong financial performance.


Revenue Growth*
(millions)
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
2008
2009
2010
2011
2012

* *As reported in Item 6 of the Wolverine Worldwide Annual Report on Form 10-K for fiscal year 2012. The reported revenue for fiscal year 2012 includes the revenues of the Performance + Lifestyle Group business from October 9, 2012, through the end of the fiscal year.*

The Company's portfolio also has enabled it to consistently deliver strong financial results compared to other companies of similar size or in the same industry. Over the past five years, the Company's performance, based on cumulative total stockholder return, the S&P SmallCap Index and the S&P Footwear Index, as shown in the following table.


$200
$150
$100
$50
$0
(dollars)
Base
2008
2009
2010
2011
2012
Wolverine World Wide, Inc.
S&P SmallCap 600 Index
S&P 600 Footwear Index

Executive Compensation Overview for 2012

Peer Group

With Towers Watson's input, the Compensation Committee established in 2011 a peer group comprised of the companies set out in the accompanying table (the "2012 Peer Group") for use in setting 2012 NEO compensation. The Compensation Committee, again with the assistance of Towers Watson, compiled an updated peer group (the "Updated Peer Group") for setting 2013 NEO compensation (see the discussion on pages 42-43). The Committee believes that the Updated Peer Group (set out in the accompanying table) reflects the size and scope of the transformed Company more accurately than a peer group based on the significantly smaller legacy Wolverine Worldwide business.

The Committee and Towers Watson used three criteria to screen companies for the Updated Peer Group: (1) Global Industry Classification Standard ("GICS") code; (2) revenues; and (3) market capitalization. All Updated Peer Group companies fall within the same 2-digit GICS code as Wolverine Worldwide, and seven share the same 6-digit GICS code. At the time the Updated Peer Group was created, companies in the Updated Peer Group had market capitalizations ranging from 0.2 times to 5 times Wolverine Worldwide's market capitalization and Wolverine Worldwide's market capitalization placed it at the 33rd percentile of the Updated Peer Group.

The following companies comprise the Updated Peer Group:

Aéropostale, Inc.	Carter's, Inc.	DSW Inc.	The Jones Group Inc.
American Eagle Outfitters Inc.	Chico's FAS, Inc.	Foot Locker, Inc.	PVH Corp.
ANN Inc.	Coach, Inc.	Genesco Inc.	The Warnaco Group, Inc.
Ascena Retail Group, Inc.	Deckers Outdoor Corporation	Guess?, Inc.	Williams-Sonoma, Inc.
Brown Shoe Company, Inc.	Dick's Sporting Goods, Inc.	Hanesbrands Inc.	

CEO Compensation Alignment

The securities laws determine how companies should report CEO and other NEO compensation in the summary compensation table of a proxy statement. The Company believes that stockholders view total shareholder return ("TSR") as a useful measure of long-term performance and TSR information for a wide-range of companies, including those in the Company's Peer Group, is readily available. As the following charts show, the Company's TSR performance tracks closely to the total compensation for its CEO as reported in the Summary Compensation Table on pages 54-55, and shows a strong relationship between pay and performance when compared to the companies in the Updated Peer Group over both 1-year and 3-year periods. However, because there is no direct causal link between the Company's TSR and NEO compensation as reported in the Summary Compensation Table, the degree of alignment could vary significantly in future years due to factors other than the design of the Company's compensation programs.


1 Year: Wolverine Worldwide vs. Updated Peer Group[1]
100.0%
75.0%
50.0%
25.0%
0.0%
Percentile Rank 1 Year TSR
0.0%
25.0%
50.0%
75.0%
100.0%
Percentile Rank 1 Year CEO Pay
3 Year: Wolverine Worldwide vs. Updated Peer Group[2]
100.0%
75.0%
50.0%
25.0%
0.0%
Percentile Rank 3 Year TSR
0.0%
25.0%
50.0%
75.0%
100.0%
Percentile Rank 3 Year Average CEO Pay

[1] *The red diamond represents Wolverine Worldwide. The 1 Year TSR data is from Standard & Poor's Research Insight. The 1 Year CEO Pay data is from the Company's Summary Compensation Table and from the Summary Compensation Table in the most recent proxy statement of each company in Wolverine Worldwide's Updated Peer Group.*

[2] *The red diamond represents Wolverine Worldwide. The 3 Year TSR data is from Standard & Poor's Research Insight. The 3 Year Average CEO Pay data is from the Company's Summary Compensation Table and from the Summary Compensation Table in the three most recent proxy statements of each company in Wolverine Worldwide's Updated Peer Group.*

Demonstrated Pay-for-Performance

KEY COMPENSATION AND CORPORATE GOVERNANCE POLICIES AND PRACTICES

The Company has at various times implemented many good corporate governance practices as part of its executive compensation program, including:

- **authorizing the Compensation Committee to hire an independent consultant;**
- **implementing Stock Ownership Guidelines covering all NEOs;**
- **limiting perquisites to tax advisory and estate planning services;**
- **not paying tax gross ups on perquisites;**
- **prohibiting hedging involving securities of the Company;**
- **restricting pledging securities of the Company; and**
- **requiring a double-trigger for change-in-control benefits under the Company's Executive Severance Agreements.**

The Board and the Compensation Committee believe that the Company's executive compensation program should pay for performance. The Compensation Committee reviewed the results of the stockholder advisory vote on executive compensation that was held at the Annual Meeting of Stockholders in April 2012. The vote was with respect to the 2011 compensation actions and decisions for the Company's NEOs. Over ninety percent of the votes cast on the proposal were voted in support of the compensation of the Company's NEOs set forth in the CD&A, the summary compensation table and the related compensation tables and narratives in the 2012 proxy statement. Based on the results of the "say-on-pay" vote, the Committee concluded that the Company's executive compensation policies and practices enjoy favorable stockholder support. Taking into account the results of the say-on-pay vote, along with other factors such as the Company's corporate business objectives and the Committee's review of competitive data (as discussed in more detail on page 43, the Committee did not make any changes to the structure of the executive compensation program for 2012.

Other Relevant Factors

CEO and other NEO compensation for fiscal year 2012, and, in the case of the long-term incentive bonuses for the three year period ending with fiscal year 2012, reflected the Company's consistent financial performance and cumulative return to stockholders over the past three years:

- approximately 80% of the CEO's total compensation as reported in the Summary Compensation Table (excluding change in pension value and nonqualified deferred compensation earnings) is tied to the Company's stock and/or performance measures;
- the ratio of performance-based equity awards to time-based equity awards for the CEO is 1.7 to 1 (excluding the one-time restricted stock award in October 2012 in recognition of Mr. Krueger's successful efforts to close the acquisition of the Performance + Lifestyle Group business);
- each NEO's bonus opportunity was capped at 200% of his or her Target Percentage for that opportunity, limiting the incentive to take risks that could have a material adverse impact on the Company; and
- each NEO's Annual Bonus and Long-Term Incentive Bonus was linked to performance metrics established at the beginning of the bonus period.

SECTION 2 – COMPENSATION PROGRAM OVERVIEW

Compensation Philosophy and Objectives

Wolverine Worldwide's compensation philosophy is to provide competitive salaries and incentives to achieve superior financial performance. The Board's Compensation Committee oversees the Company's executive compensation program. The Committee reviews and approves NEO compensation, other than the CEO's compensation, which it approves together with the Board's other independent directors. The NEO compensation program has four primary objectives:

- attract and retain talented NEOs who will lead Wolverine Worldwide and achieve and inspire superior performance;
- provide incentives for achieving specific near term individual, business unit and corporate goals and reward the attainment of those goals at pre-established levels;
- provide incentives for achieving longer-term financial goals and to reward the attainment of those goals at pre-established levels; and
- align the interests of NEOs with those of the stockholders through incentives based on increasing stockholder value.

The program balances fixed compensation (base salaries) with performance-based compensation (annual bonuses and long-term incentives), and rewards annual performance while maintaining emphasis on longer-term objectives. The program also blends cash, non-cash, long- and short-term compensation components, and current and future compensation components. The Committee considers qualitative and quantitative factors when setting compensation. Each NEO's compensation mix and cash-to-equity ratio depends on his or her responsibilities, experience, skills, and potential to affect Wolverine Worldwide's overall performance. In general, an NEO's compensation and the proportion of compensation that is variable increases as the NEO's level of responsibilities increases. The Committee believes the CEO has the broadest scope of responsibilities and typically approves higher compensation for the CEO than for any other NEO. The Board believes this executive compensation philosophy has successfully generated sustained superior performance over the long term.

Compensation Program Summary

The Company's executive compensation program consists of four key elements, as shown in the accompanying table. First, each NEO receives a base salary. Second, each NEO is eligible to receive Annual Incentive Compensation. The Annual Incentive Compensation has two parts: (i) an annual bonus based on performance measured against criteria established by the Compensation Committee at the beginning of the fiscal year (the "Annual Bonus"), and (ii) a bonus determined by performance measured against individual criteria. Third, each NEO is eligible to receive Long-Term Incentive Compensation. The Long-Term Incentive Compensation has two parts: (i) a long-term incentive bonus based on performance measured against criteria set for a three-year period (the "3-Year Bonus"), and (ii) equity in the form of time-vested restricted stock awards and stock option grants. Fourth, each NEO may (i) participate in the Company's defined-benefit plan (subject to certain vesting criteria); participate, at the discretion of the Committee, in a supplemental executive retirement plan; and participate in various Company welfare plans, and (ii) receive assistance with tax and estate planning and a matching contribution to his or her 401(k) account. The executive compensation program is set out in more detail in the remainder of the Compensation Discussion and Analysis section.

EXECUTIVE COMPENSATION PROGRAM

Base Salary	Annual Incentive Compensation		Long-Term Incentive Compensation		Benefits	
	Annual Bonus	Individual Performance Bonus	Long-Term Incentive Bonus	Equity	Retirement and Welfare Plans	Perquisites

Purposes of Compensation Program Elements

Pay Element	What the Pay Element Rewards	Purpose of the Pay Element
Base Salary	» Core responsibilities, years of service with the Company and experience in similar positions at other companies, skills, and knowledge	» Provide a regular and stable source of income to NEOs
Annual Incentive Compensation	» Achieving specific corporate business objectives over which the NEO has reasonable control	» Focus NEOs on specific annual goals that contribute to Wolverine's long-term success
	» Achieving specific division business objectives over which the NEO has reasonable control	» Provide annual performance-based cash compensation
	» Achieving specific personal objectives	» Align participants on important annual performance metrics
Long Term Incentive Compensation	» Focusing on long-term corporate business objectives	» More closely align NEOs' interests with stockholders' interests
	» Focusing on driving long-term stockholder value	» Reward NEOs for building stockholder value
	» Continuing employment with the Company during the vesting period	» Encourage long-term investment in Wolverine by participating NEOs
		» Retain NEOs
Retirement and Welfare Benefits	» Focusing on long-term corporate business objectives	» In the case of the Supplemental Executive Retirement Plan, provide retirement benefits that NEO participants would have received under the broad-based plan in the absence of the IRS limits
	» Continuing long-term employment with the Company during the retirement plan five-year vesting period and long-term value accumulation period	» Provide retirement security
	» In the case of retirement and welfare benefits that are part of Wolverine Worldwide's broad-based total compensation program available to full-time employees of the Company, providing for welfare of employee and his or her family during employment	» Attract and retain NEOs » Encourage long-term commitment to Wolverine Worldwide by NEOs and assist Wolverine Worldwide in attracting and retaining talented NEOs

Compensation Committee Role

The Compensation Committee is responsible to the Company's Board for overseeing the development and administration of the Company's compensation and benefits policies and programs. The Committee consists of five independent directors. Among its other responsibilities, the Committee formulates the compensation recommendations to the independent directors of the Board for the Company's CEO and reviews and approves all aspects of the Company's NEO compensation program, including:

» reviewing and approving the Company's incentive goals and objectives relevant to compensation;

» evaluating individual performance results in light of these goals and objectives;

» evaluating the competitiveness of each NEO's total compensation package; and

» approving (or in the case of the CEO, recommending to the independent directors of the Board) any changes to the NEO's total compensation package, including, but not limited to, base salary, annual incentive bonus, long-term incentive bonus, and payouts and retention programs.

When making compensation recommendations or decisions, the Compensation Committee considers the CEO's assessment of each individual's performance, the performance of the individual's respective business unit or function, the scope of each NEO's responsibilities, years of service with the Company and in similar positions at other companies, skills, knowledge, market conditions, retention considerations, economic conditions, and Wolverine Worldwide's compensation philosophy. The Committee considers these factors subjectively and no single factor or combination of factors is determinative. Following its review and discussion, the Committee approves compensation for all NEOs except the CEO. The Committee recommends to the independent directors of the Board compensation for the CEO and those independent directors approve the CEO's compensation. The Committee and the independent directors of the Board meet with the CEO at the end of the year to evaluate his performance compared to his personal objectives set at the beginning of the year. The Committee is supported in its work by the Senior Vice President, Global Human Resources, her staff, and an executive compensation consultant as described below.

CEO Role

Within the framework of the compensation programs approved by the Compensation Committee, the CEO recommends the level of base salary, annual incentive bonus, long-term incentive bonus, equity awards and other compensation package components for his direct reports, including the other NEOs. The CEO bases his recommendation upon his assessment of each individual's performance, the performance of the individual's respective business unit or function, the scope of each NEO's responsibilities, years of service with the Company and in similar positions at other companies, skills, knowledge, market conditions, retention considerations, economic conditions, and Wolverine Worldwide's compensation philosophy. The CEO considers these factors subjectively and no single factor is determinative. The Committee reviews the CEO's recommendations and approves any compensation changes affecting these individuals it determines are appropriate, in its sole discretion.

Compensation Consultant Role

The Compensation Committee has retained Towers Watson as its executive compensation consultant. Towers Watson reports directly to the Committee and the Committee may replace it or hire additional consultants at any time. The Committee has evaluated Towers Watson's independence under the rules established by the NYSE and has determined that Towers Watson is "independent" as defined by NYSE rules. In addition, the Committee has evaluated whether the engagement of Towers Watson raises any conflicts of interest and has determined that no such conflicts of interest exist. In making this determination the Committee reviewed the following factors (as outlined by the SEC): (i) the provision of other services to the Company by Towers Watson, (ii) the amount of fees received by Towers Watson from the Company as a percentage of Towers Watson's total revenue, (iii) Towers Watson's policies and procedures regarding conflicts of interest, (iv) the existence of any business or personal relationships between the consultants at Towers Watson involved in its engagement by the Company and members of the Committee, (v) stock ownership in the Company by the consultants at Towers Watson involved in its engagement by the Company and (vi) the existence of any business or personal relationships between Towers Watson and/or the consultants at Towers Watson involved in its engagement by the Company and the Company's executive officers. At the Committee's invitation, a representative of Towers Watson attends Committee meetings. The Committee retains sole authority to hire the consultant, approve its compensation, determine the nature and scope of its services, evaluate its performance, and terminate its engagement. A representative of Towers Watson also communicates with the Chairperson of the Committee between meetings. However, the Committee makes all decisions regarding NEO compensation. Towers Watson provides various executive compensation services to the Committee pursuant to a written consulting agreement with the Committee. Generally, these services include advising the Committee on the principal aspects of the Company's executive compensation program, evolving industry practices, and providing market information and analysis regarding the competitiveness of the Company's program design. During 2012, Towers Watson performed the following specific services:

- advised the Committee on management proposals, as requested;
- attended Committee meetings, as requested;
- reviewed the Company's peer group and advised the Committee on the composition of the peer group given the Company's acquisition of the Performance + Lifestyle Group;
- reviewed survey data for competitive comparisons, including competitive comparisons based on the Company's acquisition of the Performance + Lifestyle Group;
- provided market data and recommendations on CEO and other NEO compensation;
- reviewed the Compensation Discussion and Analysis and other executive compensation-related disclosures included in the Company's proxy statement;
- advised the Committee on legislative and regulatory developments and market trends related to compensation policies and programs; and
- proactively advised the Committee on best-practice approaches for governance of executive compensation.

The total fees the Company paid to Towers Watson for services to the Committee in 2012 was $215,000. Towers Watson also was engaged by Wolverine Worldwide in 2012 to perform actuarial services and pension plan consulting that are not part of the executive compensation services provided to the Committee. Watson Wyatt (prior to the combination with Towers Perrin) performed these services for the Company and, since the combination of these two companies, the Company has used Towers Watson for these services. These services were performed on an interim and annual basis for financial reporting purposes. The total annual expense for this work was approximately $431,000. The total fees the Company paid to Towers Watson ($646,000) represent less than two one hundredths of one percent (0.02%) of Towers Watson's revenue for its 2012 fiscal year ($3.4 billion).

Competitive Data Use

The Committee uses surveys and peer group information as a market reference point. The Committee believes that compensation levels in the footwear, apparel and retail industries typically exceed levels reported in general industry surveys. The Committee also considers information the Company learns through recruiting NEOs and the experience levels and responsibilities of NEOs prior to joining the Company as reference points in setting NEO compensation.

2012 Peer Group

The 2012 Peer Group for use in setting 2012 NEO compensation was composed of the following companies:

ANN, Inc.	Brown Shoe Co., Inc.	Carter's, Inc.	Chico's FAS, Inc.
Collective Brands, Inc.	Columbia Sportswear Company	Deckers Outdoor Corp.	DSW, Inc.
G-III Apparel Group, Ltd.	Genesco, Inc.	The Jones Group, Inc.	Kenneth Cole Productions, Inc.
Maidenform Brands, Inc.	Perry Ellis International, Inc.	Quiksilver, Inc.	Skechers USA, Inc.
Steven Madden, Ltd.	The Talbots, Inc.	Under Armour, Inc.	Warnaco Group, Inc.

As previously noted, the Company and Towers Watson used three criteria to screen companies for the 2012 Peer Group. The three criteria were: (1) Global Industry Classification Standard ("GICS") code; (2) revenues; and (3) market capitalization. At the time the 2012 Peer Group was established, all 2012 Peer Group companies fell within the same 2-digit GICS code as Wolverine Worldwide, and 13 share the same 6-digit GICS code. 2012 Peer Group companies had revenue ranging from 0.5 times to 2.1 times Wolverine Worldwide's revenue, and Wolverine Worldwide's revenue placed it at the 37th percentile of the 2012 Peer Group. The 2012 Peer Group companies had market capitalizations ranging from 0.2 times to 5 times Wolverine Worldwide's market capitalization, and Wolverine Worldwide's market capitalization placed it at the 67th percentile of the 2012 Peer Group.

Updated Peer Group

The Company's October 2012 acquisition of the Performance + Lifestyle Group increased, on an estimated annualized basis, the Company's revenues by over $1 billion. Given the impact of the acquisition on the Company's revenues and market capitalization, the Compensation Committee asked Towers Watson to review and provide assistance for developing a new comparator group. The Company's reported revenues for 2012 on a GAAP basis were $1.641 billion, reflecting a full year of the historical Wolverine Worldwide operations and revenues for the Performance + Lifestyle Group from the acquisition date in October 2012 through the end of Wolverine Worldwide's fiscal year 2012. The Committee believed, however, that it was more appropriate to base the comparator group composition on the projected operations of the combined businesses for a full year. As previously noted, the Company and Towers Watson used three criteria to screen companies for the Updated Peer Group: (1) Global Industry Classification Standard ("GICS") code; (2) revenues; and (3) market capitalization. The Updated Peer Group is composed of the following companies:

Aéropostale, Inc.	Carter's, Inc.	DSW Inc.	The Jones Group Inc.
American Eagle Outfitters Inc.	Chico's FAS, Inc.	Foot Locker, Inc.	PVH Corp.
ANN Inc.	Coach, Inc.	Genesco Inc.	The Warnaco Group, Inc.
Ascena Retail Group, Inc.	Deckers Outdoor Corporation	Guess?, Inc.	Williams-Sonoma, Inc.
Brown Shoe Company, Inc.	Dick's Sporting Goods, Inc.	Hanesbrands Inc.	

All Updated Peer Group companies fall within the same 2-digit GICS code as Wolverine Worldwide, and seven share the same 6-digit GICS code. Generally, the Updated Peer Group companies have market capitalizations ranging from 0.2 times to 5 times Wolverine Worldwide's market capitalization, and Wolverine Worldwide's market capitalization places it at the 33rd percentile of the Updated Peer Group.

Other Competitive Data

As part of its competitive data review, the Committee considered information presented by Towers Watson based on four published compensation surveys: (1) 2012 Towers Watson Data Services Survey Report on Top Management Compensation – General, Retail and Wholesale Trade Industry Cut, (2) 2012 Towers Watson Compensation Database Executive Database – General, Retail/Wholesale Executive Database, (3) 2012 US Mercer Benchmark Database, Executive – General, Retail Industry Cut; and (4) Towers Watson Data Services 2012 Database on Long-Term Incentives, Policies & Practices.

SECTION 3 – 2012 COMPENSATION

Base Salary

EXECUTIVE COMPENSATION PROGRAM

Base Salary	Annual Incentive Compensation		Long-Term Incentive Compensation		Benefits	
Base Salary	Annual Bonus	Individual Performance Bonus	Long-Term Incentive Bonus	Equity	Retirement and Welfare Plans	Perquisites

The Compensation Committee approved the 2012 base salaries for NEOs set out in the accompanying table. Base salary increases for the NEOs were consistent with base salary increases for the Company's employees generally. As part of approving an NEO's base salary, the Compensation Committee considers the scope of his or her responsibilities, years of service with the Company and in similar positions at other companies, skills, and knowledge. The Committee also considers market conditions, economic conditions, and Wolverine Worldwide's compensation philosophy.

Name	2012 Base Salary	2011 Base Salary
Krueger	$862,600	$821,500
Grimes	$431,000	$416,000
Jeppesen*	$375,000	-
Linton	$321,000	$311,000
Zwiers	$451,000	$425,000

* *Mr. Jeppesen started employment with the Company in 2012.*

Annual Incentive Compensation

EXECUTIVE COMPENSATION PROGRAM

Base Salary	Annual Incentive Compensation		Long-Term Incentive Compensation		Benefits	
Base Salary	Annual Bonus	Individual Performance Bonus	Long-Term Incentive Bonus	Equity	Retirement and Welfare Plans	Perquisites

In 2012, each NEO had the opportunity to earn annual incentive compensation, consisting of two parts: (1) an annual bonus ("Annual Bonus") under the Annual Bonus Plan, and (2) an individual performance bonus ("Individual Performance Bonus") under the Individual Performance Bonus Plan. Each NEO's payout under the two parts was determined by comparing his or her performance against specific criteria set at the beginning of each year. Under the Annual Bonus Plan, the NEO's payout was determined by comparing his or her performance against four performance levels set for each criterion: threshold (50% payout), target (100% payout), goal (150% payout) and stretch (200% payout). Under the Individual Performance Bonus Plan, the NEO's payout was determined by comparing his or her performance against each criterion and scoring it on a scale of 0% to 100%. As shown in further detail below under the heading "Individual Performance Bonus," payouts under the Individual Performance Bonus Plan can range from 0% to 200% depending on the NEO's cumulative weighted performance score on his or her individual performance objectives.

In early 2012, the Committee set a percentage of the NEO's base salary as his or her annual incentive compensation target percentage (the "Target Percentage"). The Target Percentage represented the percentage of the NEO's salary he or she could earn as annual incentive compensation at a "target" performance level under the Annual Bonus plan criteria (100% payout) and 70-80% cumulative weighted performance score under the Individual Performance Bonus plan. Generally, the Committee set higher Target Percentages for individuals with greater influence on business strategy, profits or sales. This put a larger percentage of an NEO's total potential cash compensation "at risk."

Consistent with the 2011 bonus opportunity, each NEO's total annual incentive compensation opportunity for 2012 ranged from 0% to 200% of his or her Target Percentage. The accompanying table shows the total annual incentive compensation payout earned by each NEO for 2012.

	Total 2012 Actual Annual Incentive Compensation[1]	2012 Annual Bonus	2012 Individual Performance Bonus	2012 Target Percentage	2011 Target Percentage	Annual Incentive Compensation Component as a Percentage of Target Percentage					
							Annual Bonus Percentage By Company or Business unit as a Percentage of Target Percentage				
						Total Individual Performance Bonus as a Percentage of Target Percentage	Company[2]	Global Operations Group[3]	Human Resources[4]	Outdoor Group[5]	Retail Group[5]
Krueger	$192,129	$0	$192,129	100%	100%	**15%**	**85%**				
Grimes[6]	$102,944	$0	$52,944	55%	55%	**15%**	**85%**				
Jeppesen[7]	$166,692	$126,289	$40,403	50%	-	**15%**	**20%**	**65%**			
Linton	$92,182	$59,895	$32,287	45%	45%	**15%**	**55%**		**30%**		
Zwiers	$81,351	$26,220	$55,131	55%	55%	**15%**	**20%**			**50%**	**15%**

[1] *Includes the NEO's 2012 Annual Bonus and the 2012 Individual Performance Bonus.*

[2] *The Committee approved revenue and pre-tax earnings performance criteria for the Company, as described below under "**Annual Incentive Compensation – Annual Bonus.**"*

[3] *The Committee approved a combination of metrics as performance criteria for the Global Operations Group: pre-tax profit and net sales (Leathers 10%); financial performance, quality goal and productivity (Owned Manufacturing 20%); actual expenses (Distribution 10%); and actual expenses, speed-to-market, product costs and quality measurements compared to 2012 planned targets (Sourcing 35%).*

[4] *The Committee approved actual Department expenses compared to budgeted expenses in the Human Resources Department's fiscal year 2012 operating plan as the 2012 performance criterion for the Human Resources Department.*

[5] *The Committee approved revenue and pre-tax earnings as the performance criteria for each of the Outdoor Group and the Retail Group.*

[6] *The Total 2012 Annual Incentive Compensation amount in the table for Mr. Grimes reflects a one-time $50,000 bonus, paid to him in recognition of his contribution to the successful acquisition of the Performance + Lifestyle Group business.*

[7] *Mr. Jeppesen started employment with the Company on January 3, 2012, and, therefore, did not have a 2011 Target Percentage.*

Annual Incentive Compensation – Annual Bonus

At the same time it set Target Percentages, the Compensation Committee established the performance criteria for the Company and business units under the Annual Bonus Plan. Each NEO's Annual Bonus was based on performance criteria for the Company, or for the Company and a business unit. The Committee set fiscal year 2012 revenue (weighted 35% of the Company component) and pre-tax earnings (weighted 65%) as the Company's performance criteria. The Committee selected these criteria, because it believed a strong connection exists between performance on these financial measures and stockholder value. As shown in the accompanying table, the Committee also set four performance levels for each criterion: threshold (50% payout), target (100% payout), goal (150% payout) and stretch (200% payout). The Committee set the revenue and pre-tax earnings goals for these performance levels (shown in the accompanying table) following discussion with management and a review of the Company's operating plan, historical performance, and economic conditions facing the Company.

Company Performance Level (% of Target Payout)[1]	Revenue[2]	Pre-tax Earnings[2]
Threshold (50%)	$1,465,000,000	$170,300,000
Target (100%)	$1,490,000,000	$176,000,000
Goal (150%)	$1,515,000,000	$182,000,000
Stretch (200%)	$1,550,000,000	$189,300,000

[1] *The maximum payout an NEO can receive is 200% of the payment earned at his or her Target Percentage, even if performance is above stretch, and an NEO would receive 0% of his or her Target Percentage if performance is below threshold.*

[2] *Not including the effect of acquisitions, divestitures, accounting changes, restructuring, or other special charges or extraordinary items excluded by the Compensation Committee.*

	Historical Group Performance				
	2012	2011	2010	2009	2008
Global Operations Group	Between target and goal	Between threshold and target	Between goal and stretch	N/A	N/A
Human Resources Department	Between target and goal	Above stretch	Between goal and stretch	Above stretch	N/A
Outdoor Group	Below threshold	Above stretch	Above stretch	Between goal and stretch	Between goal and stretch
Retail Group	Between threshold and target	Between zero and threshold	Above stretch	Above stretch	Between threshold and target

Two of the NEOs, Messrs. Krueger and Grimes, have significant influence on the Company's overall business strategy and their respective Annual Bonus opportunities (85% of their total Annual Incentive Compensation opportunities) are based on the Company performance criteria. Three of the NEO's, Messrs. Jeppesen and Zwiers and Ms. Linton, are directly responsible for business units and to a lesser extent influence the Company's overall business strategy. For each of those three NEOs, the Committee based the following percentages of the overall Annual Bonus opportunity on the Company's performance: Mr. Jeppesen (20%); Ms. Linton (55%) and Mr. Zwiers (20%). The remaining portions of the Annual Bonus opportunities for each of these three NEOs were based on the performance of their respective business units. Those percentages were: Mr. Jeppesen (65% Global Operations Group); Ms. Linton (30% Human Resources); and Mr. Zwiers (50% Outdoor Group; 15% Retail Group). The Committee used a combination of pre-tax profit and net sales, financial performance, quality goal and productivity, actual expenses, speed-to-market, product costs and quality measurements as the performance criteria for the Global Operations Group; actual to budgeted expenses for the Human Resources Department; and revenue and pre-tax earnings as the performance criteria for the Outdoor Group and Retail Group. For each of the NEOs, the remaining 15% of their Annual Incentive Compensation opportunity was determined by his or her respective Individual Performance Bonus criteria. The Committee also set the same four performance levels for each criterion as it set for the Company. It set the goals for each performance level for each business unit criteria at substantially similar difficulty levels as the goals for each performance level for the Company criteria. The Committee believed the business units could achieve these goals under strong management performance, based on a review of each business unit's historical performance and its fiscal year 2012 operating plan. The accompanying table shows historical performance levels achieved by the business units using these performance criteria, for those years when the performance criteria were the same as the 2012 performance criteria.

In early 2013, the Committee certified actual 2012 performance compared to the performance levels for the Company and business unit criteria. The results are shown in the accompanying table:

	2012 Performance	Overall Weighted Payout as a Percent of Target
Global Operations Group	Between target and goal	108.2%
Human Resources Department	Between target and goal	139.1%
Outdoor Group	Below threshold	0%
Retail Group	Between threshold and target	71.3%
Wolverine Worldwide	Below threshold	0%

For 2012, the Company paid the NEOs the Annual Bonuses set out in the following table.

Name	Annual Bonus Opportunity (as a % of an NEO's Target Percentage)	Annual Bonus Percentage Earned	Annual Bonus Paid[1]	Other Bonus[2]
Krueger	0 – 200%	0%	$0	$0
Grimes	0 – 200%	0%	$0	$50,000
Jeppesen	0 – 200%	70.3%	$126,289	$0
Linton	0 – 200%	41.7%	$59,895	$0
Zwiers	0 – 200%	10.7%	$26,220	$0

[1] *Not including Individual Performance Bonus or any other bonus paid.*

[2] *Reflects the $50,000 bonus paid to Mr. Grimes in recognition of his contributions to the successful acquisition of the Performance + Lifestyle Group business.*

Annual Incentive Compensation – Individual Performance Bonus

Also at the same time Target Percentages are set, the CEO approves for each NEO other than himself, Individual Performance Bonus personal objectives. The CEO recommends, and the Committee and other independent directors approve, personal objectives for himself. Personal objectives may include elements such as executing strategies supporting Wolverine Worldwide's vision, developing employees, supporting social and environmental responsibility, growing new business initiatives and driving operational excellence. Each NEO has personal objectives specific to him or her. Performance under the Individual Performance Bonus Plan is evaluated based on qualitative and quantitative factors.

NEO	2012 Personal Objectives
Krueger	Employee development, revenue growth, consumer-direct business expansion, supply chain improvements, and acquisition integration
Grimes	Employee development, acquisition integration, productivity initiatives, and business analytics
Jeppesen	Employee development, distribution, owned and sourced manufacturing goals, Leathers transition, acquisition integration
Linton	Employee development, enhancing organization structure, process improvements, acquisition integration
Zwiers	Innovation pipeline, revenue growth, retail expansion, acquisition integration, and asset management

Each personal objective is given a weight from 0% to 100%. The sum of the weights for each NEO's personal objectives equals 100%. An NEO's cumulative weighted personal objectives score is calculated by multiplying the score for each objective by its weight, and summing those results for all of the NEO's personal objectives. The Individual Performance Bonus payout level ranges from 0% to 200%, determined by the cumulative weighted personal objectives score.

Personal Objectives Score	2012 Payout Level
95-100%	200%
90-95%	175%
80-90%	150%
70-80%	100%
60-70%	50%
Less than 60%	0%

The CEO recommended to the Committee the 2012 cumulative weighted personal objectives scores and payout levels for each of the NEOs other than himself. The Committee and the other independent directors of the Board met with the CEO at the end of the year to evaluate his performance compared to his personal objectives. The Committee determined the cumulative weighted personal objectives score for the CEO and recommended to the independent directors of the Board the CEO's payout level. The Committee also determined the Individual Performance Bonus payout for each NEO, as shown in the accompanying table, by multiplying his or her cumulative weighted performance score payout level by fifteen percent (representing the percentage of the Individual Performance Bonus to the total annual incentive compensation opportunity) of his or her Target Percentage.

Name	2012 Individual Performance Bonus Opportunity (as a % of an NEO's Target Percentage)	Personal Objectives Score	2012 Individual Performance Bonus Percentage Awarded	2012 Individual Performance Bonus Paid
Krueger	0 – 200%	84.00	150%	$192,129
Grimes	0 – 200%	89.75	150%	$52,944
Jeppesen	0 – 200%	89.75	150%	$40,403
Linton	0 – 200%	80.75	150%	$32,287
Zwiers	0 – 200%	81.00	150%	$55,131

Long-Term Incentive Compensation

EXECUTIVE COMPENSATION PROGRAM

Base Salary	Annual Incentive Compensation		Long-Term Incentive Compensation		Benefits	
	Annual Bonus	Individual Performance Bonus	Long-Term Incentive Bonus	Equity	Retirement and Welfare Plans	Perquisites

In 2012, each NEO had the opportunity to earn long-term incentive compensation, consisting of two parts: (1) performance shares under the Company's Long-Term Incentive Plan ("LTIP") and stock incentive plan, and (2) equity awards in the form of stock option grants and restricted stock awards under stock incentive plan.

Long-Term Incentive Compensation – Performance Share Bonuses

Each NEO had the opportunity to earn long-term incentive compensation under the Company's LTIP, stock incentive plan, or both based on performance criteria covering three-year periods ("3-Year Bonus"). In February 2010, the Committee established two performance criteria for the performance period 2010-2012: (1) business value added ("BVA"), and (2) fully diluted earnings per share. BVA is calculated by starting with operating income determined in accordance with U.S. generally accepted accounting principles ("GAAP"), and then reducing operating income by (1) an amount for income taxes where the effective tax rate used to calculate the income tax amount is determined accordance with GAAP, and (2) a capital charge equal to a 2-point average of "net operating assets" during the fiscal year (with "net operating assets" defined as the net of trade receivables (net of reserves), inventory (net of reserves), other current assets, property, plant and equipment, trade payables and accrued liabilities), multiplied by 10%. The Committee believes that BVA is useful for determining incentive compensation, because it ties the income statement (profit delivery) to the balance sheet (effective asset utilization) and does not focus on one to the exclusion of the other. The Committee further believes that focusing NEOs' interests on increasing BVA aligns their interests more closely with stockholder interests, and that BVA is superior to total shareholder return (which the Company used before BVA as a metric for incentive compensation) in measuring management's long-term influence over the Company's performance. Using BVA and EPS balances the NEOs' focus on near-term profitability with longer-term shareholder value. The Committee weights EPS 65% and BVA 35% when determining the overall performance level.

3-Year Performance Share Bonus (Fiscal 2010-2012)

The following table lists performance levels set by the Committee in February 2010 for the performance period 2010-2012:

Performance level (Percentage of Target Payout)	Cumulative EPS for the 2010-2012 period*	Cumulative BVA for the 2010-2012 period (Millions)*
Threshold (50%)	$5.75	$179.0
Target (100%)	$6.21	$192.9
Goal (150%)	$6.44	$203.7
Stretch (200%)	$6.69	$219.0

* *Not including the effect of acquisitions, divestitures, accounting changes, restructuring, or other special charges or extraordinary items excluded by the Compensation*

The Committee evaluated Wolverine Worldwide's performance for the period 2010-2012 against these criteria and certified that Wolverine Worldwide's performance on the EPS criterion (adjusted for restructuring and other transition and non-recurring costs), fell above the stretch performance level, and Wolverine Worldwide's performance on the BVA criterion (adjusted for restructuring and other transition and non-recurring costs), also fell above the stretch performance level. The earnings per share performance (200%) was weighted 65% and the BVA performance (200%) was weighted 35%, for an overall performance of 200% resulting in a number of shares on which restrictions lapsed under the awards (on a weighted average basis) equal to 200% of the number of shares on which restrictions would have lapsed under target performance. The restrictions lapsed on the number of shares shown for each NEOs in the accompanying table under the 3-Year Bonus for the performance period 2010-2012.

Name	Shares Vesting (#)
Krueger	47,909
Grimes	16,485
Jeppesen	2,705
Linton	8,663
Zwiers	16,485

3-Year Performance Share Bonus (Fiscal 2012-2014)

In 2012, the Committee evaluated each NEO's long-term incentive target payout opportunity expressed as a percentage of base salary. It considered the Company's recruiting experiences; each NEO's experience and responsibilities; the NEO's performance; and competition with other footwear, apparel and retail companies for candidates. The Committee considers these factors subjectively, and no single factor or combination of factors was determinative for any NEO. The Committee decided to set the NEOs' Target Percentage (expressed as a percentage of the NEO's base salary, similar to the Annual Bonus) for the 2012-2014 3-Year Bonus opportunity, as set out in the accompanying table.

Name	2012-2014 Percent	2011-2013 Percent
Krueger	75%	75%
Grimes	50%	50%
Jeppesen	45%	45%
Linton	35%	35%
Zwiers	50%	50%

In February 2012, the Committee awarded performance shares to each NEO with a value equal to the maximum bonus payout the NEO could earn as the 3-Year Bonus for the performance period 2012-2014. The Committee weighted the earnings per share criterion at 65% of the total payout and weighted the BVA performance criterion at 35% of the payout of the three-year performance share bonus for the performance period 2012-2014, which was consistent with the 2011 performance share grant. The Committee intended the level of difficulty in attaining threshold, target, goal and stretch performance levels it set for the performance period 2012-2014 to be substantially similar to the level of difficulty in attaining the performance levels for the performance period 2011-2013. The Committee granted the awards under the Company's Stock Incentive Plan of 2010. The award details are in the table "**Grants of Plan-Based Awards**" on pages 56-57. The Company accrues, but does not pay, dividends on the performance shares during the performance period. Once the Committee certifies the Company's performance compared to the performance criteria, the restrictions on none, some or all of the performance shares awarded to each NEO will lapse at that time, and the NEO will receive accrued dividends only on the shares actually earned.

Long-Term Incentive Compensation – Stock Option Grants and Restricted Stock Awards

The Compensation Committee believes that NEO stock ownership benefits stockholders. The Company has granted stock options and awarded restricted stock to NEOs and other executives for many decades. The Committee administers the stock incentive plans for stock option grants and restricted stock awards. It approves the amount of and terms applicable to all grants and awards (except for grants to the CEO, which the Committee approves together with the other independent directors). In addition to annual grants and awards, the Committee may approve special grants or awards to NEOs, such as a grant or award to a new hire or for a promotion.

When granting equity awards, the Committee considers the NEO's position, responsibilities, service years, performance, previous equity grants, and market information. Management provides input to the Committee regarding equity award decisions. The Committee compares NEO equity awards to market information as part of evaluating NEO total long-term incentive compensation at target to broader compensation trends. In general, the Committee gives more weight to position and responsibilities.

A stock option's exercise price is set at the closing price of the Company's common stock on the grant date. The Committee grants annual equity awards at its regularly scheduled February meeting. The independent directors of the Board approve equity grants to the CEO at the same time. A stock option grant typically vests one-third each year over three years. The restrictions on restricted stock awards typically lapse 25% on each of the third and fourth anniversary and 50% on the fifth anniversary of the award.

The total value of the equity award to each NEO (the combined total grant date fair value for the stock options and restricted stock, not including the performance share awards) is based on the prior year's equity award, adjusted by a percentage determined by the Committee. In 2012, the Committee used the percentage ranges of base salary set out in the accompanying table as guidelines for the total value of the equity award as a percentage of each NEO's base salary. The Committee adjusted the ranges for Messrs Krueger, Grimes and Zwiers and Ms. Linton based on its evaluation of the overall compensation package for each NEO. For 2012, the actual total value of the equity award was determined using a percentage increase over the prior year's award. When setting the percentage increase, the Committee considered the amount of the prior year's total equity award to each NEO, the percentage of the NEO's total compensation that would be reflected by the equity award, the change in total compensation for the NEO compared to the prior year, equity awards to each NEO in recent years, and whether the total value of the equity award fell within the guidelines, but no single factor or combination of factors was determinative in setting the percentage increase. The "**Grants of Plan-Based Awards**" table on pages 56-57 shows the actual grants and awards for 2012.

Name	2012 Actual % of Base Salary Awarded	2012 % of Base Salary Guideline Range
Krueger	178.4%	130-175%
Grimes	98.7%	90-110%
Jeppesen*	80.0%	70-90%
Linton	82.2%	70-90%
Zwiers	94.3%	90-110%

* *Mr. Jeppesen started employment with the Company on January 3, 2012.*

The restricted stock award, not including performance shares, was approximately 60%, and the stock option grants were approximately 40%, of the combined value of the equity awarded to each NEO. These were the same approximate percentages as in 2011 and in the past five years. The Committee believed this mix was appropriate based on the fact that restricted stock promotes retention and stock options incentivize stock price performance.

In October 2012, the Compensation Committee made additional, one-time restricted stock awards to Messrs. Krueger, Grimes, and Zwiers and Ms. Linton, in recognition of their contributions to the successful acquisition of the Performance + Lifestyle Group business. The restrictions on the shares awarded lapse on January 1, 2014. The Committee awarded Mr. Krueger 18,000 shares of restricted stock, Mr. Grimes 6,000 shares, Mr. Zwiers 3,000 shares and Ms. Linton 1,500 shares.


Benefits

EXECUTIVE COMPENSATION PROGRAM

Base Salary	Annual Incentive Compensation		Long-Term Incentive Compensation		Benefits	
	Annual Bonus	Individual Performance Bonus	Long-Term Incentive Bonus	Equity	Retirement and Welfare Plans	Perquisites

Retirement and Welfare Plans

The NEOs participate in Wolverine Worldwide's medical and dental plans and receive life and disability insurance. Subject to variations to account for requirements in local jurisdictions, variances in local compensation structure (for example, as applicable to Wolverine Worldwide's employees in the United States versus certain overseas offices), and to requirements under collective bargaining agreements, all Wolverine Worldwide employees receive the same health and welfare benefit opportunities. The NEOs also participate in the Wolverine Worldwide Employees' Pension Plan (a defined benefit plan) and the Wolverine World Wide, Inc. 409A Supplemental Executive Retirement Plan (an unfunded, non-qualified plan). For a description of the benefits under Wolverine Worldwide's retirement plans, see "**Pension Plans and 2012 Pension Benefits**" below.

Perquisites

The Company provides limited perquisites to NEOs in order to provide a competitive total compensation package. The Company reimbursed NEOs for tax, financial planning and estate planning services, and made 401(k) matching payments, in the amounts set forth in footnote 6 to the "**Summary Compensation Table**" on pages 54-55. The Company did not provide gross ups to the NEOs for the taxes due on the value of the perquisites.

SECTION 4 – OTHER COMPENSATION POLICIES AND PRACTICES

The dates of the Compensation Committee's and Board's February meetings at which annual grants are made generally are scheduled at least one year in advance. The Compensation Committee also delegated to the CEO the authority to award restricted stock or grant stock options to employees during the period from the February 2012 regular meeting of the Compensation Committee until the February 2013 meeting of the Compensation Committee. The CEO may not make such grants or awards to himself and other NEOs. The grants and awards are intended to recognize outstanding performance by employees. The restricted stock awards for the February 2012 to February 2013 period could not exceed 17,000 shares in aggregate and the stock options 11,067 options in aggregate.

NEO Stock Ownership Guidelines

Through stock ownership guidelines, the Company requires that NEOs maintain a minimum stock ownership level (including, for up to 50% of the applicable ownership requirement, restricted stock awards and performance shares but not stock options) to align further the interests of these individuals with the stockholders. Each NEO must meet the ownership requirement by the end of the fifth year after he or she becomes subject to the guidelines. The CEO and all other NEOs who have been with Wolverine Worldwide for at least five years meet the ownership requirement.

Covered Positions	Guideline
CEO	5x Annual Base Salary
Other NEOs	2x Annual Base Salary

Stock Hedging and Pledging Policies

The Company has adopted a policy covering hedging transactions involving the Company's common stock or pledging of the Company's common stock by directors or executive officers. Under the policy, no director or executive officer of the Company may, unless pre-cleared with the Company's General Counsel (1) enter into any transaction involving pledging as collateral for a loan, or holding on margin, any securities of the Company beneficially owned by the director or executive officer, or (2) enter into or maintain any hedging transaction or position involving securities of the Company beneficially owned by the directors or executive officer.

Impact of Accounting and Tax Treatments on Compensation

Section 162(m) of the Internal Revenue Code provides that publicly held companies may not deduct compensation paid to the CEO and the three next most highly-paid executive officers (other than the CFO) in excess of $1,000,000 annually, with certain exceptions for qualified "performance-based" compensation. Wolverine Worldwide has designed its Annual Bonus Plan, LTIP, and stock incentive plans, to permit certain awards payable under these plans that are intended to qualify as "performance-based" compensation for purposes of Section 162(m). Incentives under these plans, other than time-based restricted stock awards, were not included in the $1,000,000 limit for purposes of calculating Wolverine Worldwide's deduction for compensation paid to its NEOs for 2012. Wolverine Worldwide does not require all of its compensation programs to be fully deductible under Section 162(m) because Wolverine Worldwide believes it is important to preserve flexibility in administering compensation programs in a manner designed to promote varying corporate goals. Wolverine Worldwide may pay compensation that does not qualify as performance-based compensation.

Post-Employment Compensation

Each NEO is party to an Executive Severance Agreement that provides for certain payments and benefits upon termination of employment after a change in control of Wolverine Worldwide. The Board believes Executive Severance Agreements will promote management stability during the transition period accompanying a change in control. Each NEO is eligible to receive compensation if his or her employment is terminated within two years (Messrs. Grimes, Jeppesen and Zwiers and Ms. Linton) or three years (Mr. Krueger) following a change in control of Wolverine Worldwide. The Compensation Committee believes this "double trigger" requirement of (1) change in control, and (2) termination of employment, is appropriate because a change in control does not, in many circumstances, materially harm an NEO unless his or her employment with the Company is terminated. None of the Executive Severance Agreements require an NEO to mitigate payments by seeking employment, but they do reduce compensation paid during the fourth and later months after termination by an amount equal to any other compensation earned by the NEO during that period. An NEO does not receive payment under the Executive Severance Agreement if his or her employment terminates:

» due to death or retirement in accordance with Wolverine Worldwide's policy or as otherwise agreed;

» for cause or disability; or

» by resignation of the NEO for other than "good reason," which includes the assignment of duties inconsistent with the NEO's status as a senior executive officer or the duties performed by the NEO immediately before a change in control, a reduction in the NEO's annual base salary or relocation of the NEO.

All NEOs also may be eligible under Wolverine Worldwide's retirement plans or equity plans to receive certain payments and benefits upon termination of employment or in connection with a change in control. The Compensation Committee believes that single-trigger accelerated vesting is appropriate in some circumstances, because by protecting a significant component of the NEO's total compensation, the acceleration of equity vesting (1) mitigates potential conflicts of interest that might arise between the NEOs and the stockholders, and (2) serves as a substantial incentive for those NEOs to obtain the highest possible value for the stockholders if the Company becomes an acquisition target. The Compensation Committee also retains the discretion to modify or eliminate the accelerated vesting.

Mr. Krueger also is party to a Separation Agreement under which he receives certain payments and benefits if the Company terminates his employment other than for "cause" or if he terminates his employment for "good reason." The Compensation Committee determined upon appointing Mr. Krueger as CEO that, given the Company's strategic initiatives the Board had asked him to lead, it was appropriate for the Company to enter into a separation arrangement. You will find information on benefits payable to Mr. Krueger and each other NEO and the specific elements comprising the payment under the Separation Agreement, Executive Severance Agreements, and other retirement and equity plans of Wolverine Worldwide, in the "**Potential Payments Upon Termination or Change in Control**" section of this proxy statement.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the information provided under the heading "Compensation Discussion and Analysis." Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Company include the Compensation Discussion and Analysis section in this proxy statement and incorporate it by reference into the Company's Annual Report on Form 10-K.

Respectfully submitted,

Michael A. Volkema (Chairperson)
William K. Gerber
Joseph R. Gromek
David T. Kollat
Nicholas T. Long

Summary Compensation Table

Name and Principal Position	Year	Salary[1]	Bonus[1,2]	Stock Awards[3]
Blake W. Krueger **Chairman, CEO and President**	2012 2011 2010	$853,906 $812,558 $767,308		$2,638,485 $1,675,335 $1,437,675
Donald T. Grimes **Senior Vice President, CFO, Treasurer and Chief Accounting Officer[8]**	2012 2011 2010	$427,827 $412,923 $397,115	$50,000	$826,172 $524,643 $467,425
Michael Jeppesen **President, Global Operations Group[8]**	2012	$359,135		$603,254
Pamela L. Linton **Senior Vice President, Global Human Resources**	2012 2011 2010	$318,885 $309,269 $300,077		$386,469 $304,200 $271,200
James D. Zwiers **Senior Vice President and President, Outdoor Group**	2012 2011 2010	$445,500 $420,192 $388,462		$1,108,664 $531,335 $467,425

1 *Includes any amounts deferred under the Company's qualified 401(k) plan.*

2 *Reflects a one-time $50,000 bonus paid in recognition of Mr. Grimes' contribution to the successful acquisition of the Performance + Lifestyle Group business.*

3 *Includes restricted stock awards and performance share awards. Restricted stock was valued using the Wolverine Worldwide common stock closing market price on the NYSE on the grant award date. Performance shares awarded in 2012 were valued in the table above using the closing market price of Wolverine common stock on the NYSE on the date of the award assuming performance between target (100% payout) and goal (150% payout) level, consistent with the assumptions used at the time of the award under ASC Topic 718. The aggregate award date fair value of performance shares awarded in 2012, assuming payout at maximum (stretch) performance, for each NEO (and, in parenthesis, the award date fair value of performance share awards for 2012 using maximum (stretch) performance assumptions plus award date fair value of restricted stock awards for 2012) would have been: $1,495,641 ($3,201,092) for Mr. Krueger; $498,200 ($1,013,566) for Mr. Grimes; $390,122 ($1,006,544) for Mr. Jeppesen; $259,734 ($484,166) for Ms. Linton; and $521,318 ($1,304,777) for Mr. Zwiers. Restrictions on the shares issued under the 2012 performance share award will lapse in 2015, if at all, based on the Company's performance for 2012-2014. For additional valuation assumptions, see the **"Stock-Based Compensation"** heading under Note 1 to Wolverine Worldwide's Consolidated Financial Statements for the fiscal year ended December 29, 2012.*

*In October 2012, the Compensation Committee made additional, one-time restricted stock awards to Messrs. Krueger, Grimes, and Zwiers and Ms. Linton, in recognition of their contributions to the successful acquisition of the Performance + Lifestyle Group business. The restrictions on each award lapse on January 1, 2014. Those one-time awards are reflected in the Stock Awards column in the amounts of: Mr. Krueger ($781 380), Mr. Grimes ($260,460), Mr. Zwiers ($130,230) and Ms. Linton ($65,115). As shown in the **"Grant of Plan-Based Awards"** table, Mr. Krueger received an award of 18,000 shares of restricted stock; Mr. Grimes an award of 6,000 shares; Mr. Zwiers an award of 3,000 shares and Ms. Linton an award of 1,500 shares.*

4 *Represents the aggregate grant date fair value of stock options granted in the years shown, calculated in accordance with ASC Topic 718. Stock options were valued using the Black-Scholes model. For additional valuation assumptions, see the **"Stock-Based Compensation"** heading under Note 1 to Wolverine Worldwide's Consolidated Financial Statements for the fiscal year ended December 29, 2012.*

Summary Compensation Table *(continued)*

Option Awards[4]	Non-Equity Incentive Plan Compensation[1,5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6]	All Other Compensation[7]	Total
$615,287	$192,129	$3,366,911	$18,772	$7,685,490
$509,899	$1,238,247	$2,696,772	$34,032	$6,966,843
$452,264	$2,044,138	$1,605,769	$16,212	$6,323,366
$170,553	$52,944	$253,321	$12,810	$1,793,627
$146,726	$346,087	$108,411	$12,975	$1,551,765
$138,267	$595,910	$61,859	$13,400	$1,673,986
$120,898	$166,692	$57,147	$155,961	$1,463,087
$104,707	$92,182	$258,275	$7,685	$1,168,203
$94,696	$225,216	$144,408	$7,635	$1,085,424
$91,951	$364,765	$100,096	$7,635	$1,135,724
$170,553	$81,351	$509,767	$16,866	$2,332,701
$146,726	$366,800	$230,137	$16,611	$1,711,801
$138,267	$531,493	$112,175	$19,341	$1,657,163

[5] *For 2012, reflects amounts earned in 2012 and paid in 2013 under both the Annual Bonus Plan and the Individual Performance Bonus Plan. For 2011, reflects amounts earned in 2011 and paid in 2012 under both the Annual Bonus Plan and Individual Performance Bonus Plan. For 2010, reflects amounts earned in 2010 and paid in 2011, under the Annual Bonus Plan, Individual Performance Bonus Plan and 3-Year Bonus Plan.*

[6] *All amounts in this column reflect the aggregate change in the actuarial present value of the NEOs' accumulated benefits under the Wolverine Worldwide Employees' Pension Plan ("Pension Plan") and Wolverine World Wide, Inc. 409A Supplemental Executive Retirement Plan ("SERP"). The amounts in the table were determined using assumptions consistent with those used in Wolverine Worldwide's Consolidated Financial Statements for each respective year. See the* ***"Pension Plans and 2012 Pension Benefits"*** *section starting on page 61. The changes in the pension and SERP amounts from 2011 to 2012 are the result of changes in each NEO's years of service, various accounting assumptions, and salary changes. Mr. Krueger accrued one year of service in 2012 and reached 25 years of service; he will not accrue any additional years of service under the SERP. The interest rate used in the calculations was 4.30%, compared to 5.42% used in the calculations to determine the amounts disclosed in the Summary Compensation Table included in the 2012 Proxy Statement, and 5.92% used for the 2011 Proxy Statement. If Mr. Krueger's Change in Pension Value and Nonqualified Deferred Compensation Earnings was calculated using 25 years of service, changes in his salary, and 5.42%, the interest rate used for the 2012 Proxy Statement, the change in pension value would have been $1,736,221 (compared to the $3,366,911 shown in the table).*

[7] *The amounts listed in this column for 2012 include Wolverine Worldwide's matching contributions to the accounts of the NEOs under Wolverine Worldwide's 401(k) Money Accumulation Plan, payments made by Wolverine Worldwide for the premiums on certain life insurance policies, and tax and estate planning services in the amounts listed in the table below. The NEOs did not receive tax gross ups on these payments.*

Name	*401(k) Match*	*Life Insurance Premiums*	*Tax and Estate Planning*	*Moving Expenses*
Krueger	*$7,350*	*$3,842*	*$7,580*	-
Grimes	*$7,350*	-	*$5,460*	-
Jeppesen	-	-	-	*$155,961*
Linton	*$7,350*	-	*$335*	-
Zwiers	*$7,350*	*$2,851*	*$6,665*	-

[8] *Mr. Jeppesen started employment with the Company on January 3, 2012, and is not vested in the Pension Plan or the SERP. Mr. Grimes is vested in the Pension Plan, but is not yet vested in the SERP.*

Grants of Plan-Based Awards in Fiscal Year 2012

The following table provides information concerning each grant of an award made to the NEOs in fiscal year 2012:

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Possible Payouts Under Equity Incentive Plan Awards[2]						
Name	Award Type	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	All Other Option Awards: Number of Securities Underlying Options[4] (#)	Exercise or Base Price of Option Awards[5] ($/Share)	Grant Date Fair Value[6] ($)
Krueger	Annual Bonus		$426,953	$853,906	$1,707,812							
	FY12-FY14 Performance Shares					9,388	18,776	37,551				$933,049
	Stock Options	2/8/12								57,000	$39.83	$615,287
	Restricted Stock	2/8/12							23,200			$924,056
	Restricted Stock	10/10/12							18,000			$781,380
Grimes	Annual Bonus		$117,652	$235,305	$470,610							
	FY12-FY14 Performance Shares					3,127	6,254	12,508				$310,800
	Stock Options	2/8/12								15,800	$39.83	$170,553
	Restricted Stock	2/8/12							6,400			$254,912
	Restricted Stock	10/10/12							6,000			$260,460
Jeppesen	Annual Bonus		$89,784	$179,567	$359,135							
	FY12-FY14 Performance Shares					2,449	4,898	9,795				$243,376
	Stock Options	2/8/12								11,200	$39.83	$120,898
	Restricted Stock	2/8/12							5,900			$238,980
Linton	Annual Bonus		$71,749	$143,498	$286,996							
	FY12-FY14 Performance Shares					1,630	3,261	6,521				$162,034
	Stock Options	2/8/12								9,700	$39.83	$104,707
	Restricted Stock	2/8/12							4,000			$159,320
	Restricted Stock	10/10/12							1,500			$65,115
Zwiers	Annual Bonus		$122,512	$245,025	$490,050							
	FY12-FY14 Performance Shares					3,272	6,545	13,089				$325,222
	Stock Options	2/8/12								15,800	$39.83	$170,553
	Restricted Stock	2/8/12							16,400			$653,212
	Restricted Stock	10/10/12							3,000			$130,230

[1] *Estimated payout levels relating to each NEO's participation in the Annual Bonus Plan and Individual Performance Bonus Plan. For a description of these Plans and the payouts under them, see pages 44-47.*

[2] *Estimated payout levels of performance shares granted under the Stock Incentive Plan of 2010 relating to each NEO's participation in the 3-Year Bonus Plan for the performance period 2012-2014. Following the end of the performance period 2012-2014, restrictions may lapse on some, all or none of the performance*

shares depending upon the Company's achievement of the relevant performance criteria. The Company accrues, but does not pay, dividends on the performance shares during the performance period. At the end of the performance period, the Company will pay to the NEO the accrued dividends (if any) on the performance shares for which the restrictions lapse. For a description of this Plan and the payout under it, see pages 48-49.

[3] *The Company awarded restricted stock awards under the Stock Incentive Plan of 2010 for all NEOs. Except as noted below, the restrictions on 25% of the shares received under the awards reflected in this column lapse on the third anniversary of the date of the award, with the restrictions on an additional 25% of the shares lapsing on the fourth anniversary and the restrictions with respect to the remaining 50% of the shares lapsing on the fifth anniversary. The restrictions on the awards made on October 10, 2012, lapse on January 1, 2014, and the restrictions on 1,500 shares of the February 8, 2012, award to Mr. Jeppesen were scheduled to lapse on the first anniversary of the award, but the Committee accelerated the vesting date to December 5, 2012. The restrictions on the remaining 4,500 shares of Mr. Jeppesen's February 8, 2012, award lapse on the five year schedule set out above. All restrictions on shares of restricted stock lapse upon an NEO's death, disability or voluntary termination after attaining age 62 or age 50 with seven years of service, subject to certain conditions. In the event of a change in control, as described under the* ***"Benefits Upon a Change in Control Only"*** *heading on page 65, restrictions lapse on all shares. Holders of restricted stock are entitled to receive dividends and to vote the restricted shares.*

[4] *The Company granted stock options under the Stock Incentive Plan of 2010 for all NEOs. Stock options granted to NEOs vest ratably over three years beginning on the first anniversary of the grant date and have a term of ten years. All stock options vest upon an NEO's death, disability or voluntary termination after attaining age 62 or age 50 with seven years of service, subject to certain conditions. In the event of a change in control, as described under the* ***"Benefits Upon a Change in Control Only"*** *heading on page 65, all stock options vest.*

[5] *The exercise price is equal to the closing market price of shares of Wolverine Worldwide common stock on the date of the grant.*

[6] *Represents the grant date fair value for stock options, and award date fair value for performance share and restricted stock awards, made in fiscal year 2012, computed as described in footnotes 3 and 4 to the* ***"Summary Compensation Table."***

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table provides information concerning unexercised options and stock awards that have not vested for each NEO outstanding as of December 29, 2012:

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other rights That Have Not Vested[3] ($)
Krueger									
	Various					102,250	$4,108,405		
	Various							76,586	$3,077,226
	2/6/08	3,992	-	$25.05	2/5/18				
	2/10/10	-	22,133	$25.00	2/9/20				
	2/9/11	16,334	32,666	$36.49	2/8/21				
	2/8/12	-	57,000	$39.83	2/7/22				
Grimes									
	Various					33,200	$1,333,976		
	Various							25,686	$1,032,064
	5/27/08	16,000	-	$28.28	5/26/18				
	2/9/09	30,000	-	$17.11	2/9/19				
	2/10/10	13,534	4,500	$25.00	2/9/20				
	2/9/11	4,700	9,400	$36.49	2/8/21				
	2/8/12	-	15,800	$39.83	2/7/22				
Jeppesen									
	Various					4,500	$180,810		
	Various							16,164	$649,470
	2/8/12	-	11,200	$39.83	2/7/22				
Linton									
	Various					17,375	$698,128		
	Various							13,417	$539,095
	2/6/08	16,000	-	$25.05	2/5/18				
	2/10/09	19,000	-	$17.11	2/9/19				
	2/10/10	9,000	4,500	$25.00	2/9/20				
	2/9/11	3,034	6,066	$36.49	2/8/21				
	2/8/12	-	9,700	$39.83	2/7/22				

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other rights That Have Not Vested[3] ($)
Zwiers									
	Various					36,200	$1,454,516		
	Various							26,552	$1,066,859
	2/18/04	3,581	-	$15.37	2/17/14				
	12/20/04	1,606	-	$20.80	2/17/14				
	2/9/05	8,600	-	$23.04	2/8/15				
	2/7/07	7,600	-	$30.26	2/6/17				
	2/6/08	16,000	-	$25.05	2/5/18				
	2/10/09	19,000	-	$17.11	2/9/19				
	4/22/09	2,000	-	$21.79	4/21/19				
	2/10/10	13,534	6,766	$25.00	2/9/20				
	2/9/11	4,700	9,400	$36.49	2/8/21				
	2/8/12	-	15,800	$39.83	2/7/22				

1 *All unexercisable options become exercisable on the vesting date. The normal vesting period for options is one-third of the shares on each of the first three anniversaries of the date of the grant. Stock option vesting may accelerate upon certain events, including death, disability or voluntary termination after attaining age 62 or age 50 with seven years of service, subject to certain conditions, as further described in the **"Grants of Plan Based Awards"** section.*

[2] The following table sets forth the vesting dates for the unvested restricted stock awards of each NEO as of December 29, 2012:

Named Executive Officer	Vesting Date	Number of Shares to Vest
Krueger		
	1/1/14	18,000
	2/9/14	5,200
	2/10/14	26,750
	2/8/15	5,800
	2/9/15	5,200
	2/10/15	13,500
	2/8/16	5,800
	2/9/16	10,400
	2/8/17	11,600
Grimes		
	5/27/13	2,750
	1/1/14	6,000
	2/9/14	1,475
	2/10/14	8,050
	2/8/15	1,600
	2/9/15	1,475
	2/10/15	4,100
	2/8/16	1,600
	2/9/16	2,950
	2/8/17	3,200
Jeppesen		
	2/8/15	1,125
	2/8/16	1,125
	2/8/17	2,250
Linton		
	1/1/14	1,500
	2/9/14	975
	2/10/14	5,325
	2/8/15	1,000
	2/9/15	975
	2/10/15	2,650
	2/8/16	1,000
	2/9/16	1,950
	2/8/17	2,000
Zwiers		
	4/22/13	250
	1/1/14	3,000
	2/9/14	1,475
	2/10/14	6,050
	4/22/14	500
	2/8/15	4,100
	2/9/15	1,475
	2/10/15	4,100
	2/8/16	4,100
	2/9/16	2,950
	2/8/17	8,200

[3] *The dollar values are calculated using a per share stock price of $40.18, the closing price of Wolverine Worldwide common stock as of the end of fiscal year 2012.*

[4] *Following the end of the applicable three-year performance period, restrictions may lapse on some, all or none of the performance shares depending upon the Company's achievement of the relevant performance criteria.*

Option Exercises and Stock Vested in Fiscal Year 2012

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting* ($)
Krueger	361,886	$8,141,130	161,580	$6,513,217
Grimes	-	-	47,401	$1,909,615
Jeppesen	-	-	4,205	$172,471
Linton	-	-	30,269	$1,223,724
Zwiers	14,719	$318,388	44,028	$1,776,566

* *The Company calculates the dollar values using the closing price of Wolverine Worldwide common stock on the date of vesting.*

Pension Plans and 2012 Pension Benefits

Wolverine Worldwide maintains the following defined benefit retirement plans covering NEOs: (1) the Wolverine Worldwide Employees' Pension Plan ("Pension Plan"), which is a funded and tax-qualified defined benefit plan under the Internal Revenue Code that covers eligible employees, and (2) the Wolverine World Wide, Inc. 409A Supplemental Executive Retirement Plan ("SERP"), which is an unfunded non-qualified plan that covers individuals recommended by the CEO and approved by the Compensation Committee for participation in the SERP. The following describes the material features of the Pension Plan and SERP.

QUALIFIED PENSION PLAN

NEOs vest in the Pension Plan after five years of qualifying service. Subject to the limitations imposed by the Internal Revenue Code, the Pension Plan generally pays an NEO a monthly benefit in an amount equal to a percentage of the NEO's final average monthly earnings multiplied by his or her number of years of service. The Pension Plan caps years of service at 25 (30 for non-SERP participants). The percentages are 2.4% for Mr. Krueger and 2.0% for Messrs. Grimes, Jeppesen and Zwiers and Ms. Linton. "Earnings" as used in this formula generally includes base salary and annual bonus, less social security allowance, and for 2012 was capped at $250,000, the IRS limit applicable to tax-qualified plans.

Upon retirement, an NEO participant may elect to receive the benefit in the form of a life annuity, 5- or 10-year certain annuities, or joint and 50%, joint and 75%, or joint and 100% survivor annuities. The payments are actuarially adjusted based on the election. Any election, other than an election to receive life annuity benefits, reduces the monthly benefit payable. The "normal" retirement age under the plan is age 65. None of the NEOs currently are eligible to begin drawing early retirement benefits under the Pension Plan.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

All NEOs participate in the SERP, which provides retirement benefits above amounts available under the Company's tax-qualified pension programs. An NEO's SERP benefit generally equals the difference between the NEO's retirement benefit under Pension Plan and the benefits the NEO would have received if there were no cap on earnings when calculating the Pension Plan benefit. The SERP caps years of service at 25. The SERP also allows a retired NEO who has five years of service to draw earlier (beginning at age 55) and on different terms than under the Pension Plan. An NEO's earnings percentage multiplier is the same under the SERP as it is under the Pension Plan. The Compensation Committee may grant additional deemed years of service to an NEO, subject to the cap of 25 years. The full benefit of any additional years of deemed service is paid under the SERP. Mr. Krueger reached the 25-year cap in 2012.

If a retired NEO draws the SERP benefit prior to age 65, the reduction factor is 0.333% for each month prior to age 60, and 0.1666% for each month between age 60 and age 65. As of the end of fiscal year 2012, Mr. Krueger was the only NEO eligible to retire and begin drawing early retirement benefits under the SERP.

SERP benefits are paid monthly, and the SERP has a lump sum payment option in the event of death or termination of employment after a change in control. The SERP also includes a disability benefit and a death benefit payable to the NEO's designated beneficiary if the NEO dies before retiring. The SERP provides for lump sum payments to participating NEOs if, within two years (Messrs. Grimes, Jeppesen and Zwiers and Ms. Linton) or three years (Mr. Krueger) after a change in control the NEO resigns for good reason or is terminated by Wolverine other than for cause or due to death or disability.

The SERP also contains non-competition, confidentiality and employee non-solicitation provisions in favor of Wolverine Worldwide. Under the SERP non-competition provisions, an NEO is not entitled to any benefit payment if, prior to the date on which such benefit payment is due, the participant enters into certain relationships with a competing business. If the NEO's employment is terminated for serious misconduct or if Wolverine Worldwide cannot collect under an insurance policy purchased to fund SERP benefits for certain reasons, the Company may terminate an NEO's benefits under the SERP. Wolverine Worldwide may terminate the SERP or stop further accrual of SERP benefits for a participating NEO at any time, but termination will not affect previously accrued benefits.

PENSION BENEFITS IN FISCAL YEAR 2012

The following table provides for each NEO certain information concerning each plan that provides for payments or other benefits at, following, or in connection with retirement:

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Krueger	Pension Plan	17	$1,032,495	-
	SERP[2]	25	$10,232,877	-
Grimes	Pension Plan[3]	5	$172,375	-
	SERP[3]	5	$306,213	-
Jeppesen	Pension Plan[3]	1	$39,781	-
	SERP[3]	1	$17,366	-
Linton	Pension Plan	5	$307,360	-
	SERP	5	$317,198	-
Zwiers	Pension Plan	15	$409,020	-
	SERP	15	$678,184	-

[1] *These values are as of December 29, 2012, and are calculated assuming the participants will commence their benefits at age 65 (in the form of the annuity elected by the NEO) and use the 2012 PPA static mortality tables and a 4.30% interest rate (compared to 5.42% used the prior year).*

[2] The present value of Mr. Krueger's accumulated benefit under the SERP has increased by $3,604,919 as a result of three additional service years that were granted to him under the SERP in 1996 in recognition of his service as a member of Wolverine Worldwide's executive team for three years before becoming a participant in the SERP, and six additional deemed years of service granted as part of Mr. Krueger's CEO compensation. The present value of Mr. Krueger's SERP benefit would be $6,627,958 if 17 service years were used to calculate his benefit. Mr. Krueger reached 25 years of service in 2012, the maximum years of service permitted under the SERP, and will not accrue any further years of service under the SERP.

[3] Mr. Grimes is vested in the Pension Plan, but is not yet vested in the SERP. Mr. Jeppesen is not vested in the pension plan or the SERP. The amounts in the table were calculated using the assumption that they were fully vested.

Potential Payments Upon Termination or Change in Control

Wolverine Worldwide has entered into an Executive Severance Agreement with each of the NEOs that provides certain rights including the right to receive payments in the event of a termination of employment in connection with a change in control. The Company also has entered into an agreement with Mr. Krueger regarding certain termination benefits in the event of termination of his employment under certain circumstances.

BENEFITS TRIGGERED BY TERMINATION FOR CAUSE OR VOLUNTARY TERMINATION

An NEO is not entitled to receive any additional forms of severance payments or benefits upon termination for cause or upon the NEO's voluntary decision to terminate employment with Wolverine Worldwide prior to being eligible for retirement.

BENEFITS TRIGGERED BY TERMINATION OTHER THAN FOR CAUSE OR BY THE NEO FOR GOOD REASON

Mr. Krueger entered into a Separation Agreement on March 13, 2008, which states that upon termination of his employment other than termination by Wolverine Worldwide for Cause or termination by Mr. Krueger without Good Reason, as such terms are defined in the Separation Agreement, Wolverine Worldwide will pay Mr. Krueger the following payments in exchange for a general release in favor of Wolverine Worldwide: (1) continued base salary for 18 months (reduced by payments he receives if he is employed by a Competing Business, as defined in the Separation Agreement); (2) a lump sum pro rata portion of the annual incentive bonus and the long-term bonus for all uncompleted performance periods based on actual corporate performance for the applicable performance periods; (3) a lump sum pro rata portion of the annual individual performance bonus relating to personal performance objectives; (4) retiree medical benefits for Mr. Krueger, his spouse and dependents for a period starting on the day after the termination date and ending on the last day of the 18th month following the month in which the termination date falls; and (5) with respect to any triggering termination occurring before Mr. Krueger's 60th birthday, either a waiver of the three-year non-competition clause in the SERP or a lump sum payment of 36 months' base salary. Mr. Krueger also will be paid any annual incentive bonus and long-term incentive bonus earned but not paid prior to his termination.

"Cause" generally is defined in Mr. Krueger's Separation Agreement to mean: (1) any act or omission knowingly undertaken or omitted with the intent of causing material damage to Wolverine Worldwide; (2) any intentional act involving fraud, misappropriation or embezzlement, that causes material damage to Wolverine Worldwide; (3) repeated willful failure to substantially perform any of his significant duties as reasonably directed by the Board of Directors of Wolverine Worldwide; (4) a conviction (including any plea of guilty or nolo contendere) of any criminal act that (a) results in the executive serving prison time and not being able to perform the normal duties of his position for more than thirty (30) days; or (b) causes material damage to Wolverine Worldwide; or (5) chronic or habitual use or consumption of drugs or alcohol that causes material damage to Wolverine Worldwide.

"Good Reason" generally is defined in Mr. Krueger's Separation Agreement to mean: (1) a material reduction in base compensation, including a reduction in base salary or opportunities under Wolverine Worldwide's bonus plans or equity plans (other than those implemented for the executive team as a whole); (2) a material reduction in authority, duties, or responsibilities; (3) a requirement to report to a Company officer or employee instead of reporting directly to the Board of Directors; or (4) certain relocations, other than those related to a change in the location of Wolverine Worldwide's headquarters affecting a majority of the executive team.

BENEFITS TRIGGERED UPON A CHANGE IN CONTROL

Benefits Upon Termination Following a Change in Control. Under the Executive Severance Agreements entered into with the NEOs, payments and benefits are triggered when Wolverine terminates employment without "cause" or when an executive terminates employment for "good reason" within two years (Messrs. Grimes, Jeppesen and Zwiers and Ms. Linton) or three years (Mr. Krueger) following a change in control of Wolverine Worldwide.

Wolverine Worldwide pays the lump sum severance payment under the Executive Severance Agreement, and the payment is composed of the following: (1) unpaid base salary, benefit awards (including both cash and stock) and bonus payments that have been earned; (2) in lieu of a bonus payment under the Annual Bonus Plan, an amount equal to the number of days the NEO was employed by Wolverine Worldwide in the year of termination divided by the number of days in the year multiplied by 100% of the greater of either (a) the bonus awarded to the NEO under an Annual Bonus Plan for the preceding year or (b) the average paid to the NEO over the preceding two-year period under an Annual Bonus Plan; (3) in lieu of payments under the various three-year performance periods, an amount equal to the bonus the NEO would have received based on actual and assumed performance measures, multiplied by the number of days the NEO participated in the performance period prior to the termination, divided by the total number of days in the performance period (in determining the earnings per share or other performance measures that can be determined annually for any year subsequent to the year of termination, performance will equal the level required to attain the maximum goal under the three year plan for that year); (4) either two (Messrs. Grimes, Jeppesen and Zwiers and Ms. Linton) or three (Mr. Krueger) times the sum of (a) the NEO's highest annual rate of base salary during the 12-month period prior to termination; and (b) the greater of the average amount earned by the NEO during the previous two years or the previous year under the Annual Bonus Plan; (5) 100% of the positive spread for any options held by the NEO whether or not vested; (6) an excise tax gross-up adjustment (Mr. Jeppesen's agreement was entered into after 2008 and does not include an excise tax gross-up adjustment); and (7) the present value of an additional three years of deemed service under the retirement plans. Upon a termination of employment in connection with a change of control, Wolverine Worldwide will maintain for up to six months the employee benefit plans, programs or arrangements that the NEO was entitled to participate in immediately prior to the termination date. Wolverine Worldwide will provide outplacement services through the last day of the second calendar year following the calendar year of termination.

"Change in control" under the Executive Severance Agreements generally means certain changes in composition of the Board of Directors, certain acquisitions of 20% or more of Wolverine Worldwide's common stock or combined outstanding voting power of Wolverine Worldwide, and other specified reorganizations, mergers, consolidations, liquidations, dissolutions or distributions of substantial assets (unless such transactions result in the creation of an entity in which at least 50% of the common stock and combined voting power is owned by the owners of record prior to the transaction, no single stockholder owns more than 20% of the combined voting power and a majority of the board remains unchanged).

"Cause" is defined under the Executive Severance Agreements to generally mean the willful and continued failure to substantially perform duties or willfully engaging in gross misconduct that is injurious to Wolverine Worldwide.

"Good Reason" is defined under the Executive Severance Agreements generally to mean: (1) any materially adverse change in position, duties, responsibilities or title or any removal, involuntary termination or failure to re-elect an officer; (2) a reduction in annual base salary; (3) any relocation or requirement to substantially increase business travel; (4) the failure to continue providing any executive incentive plans or bonus plans; (5) the failure to continue any employee benefit plan or compensation plan unless a comparable plan is available; (6) the failure to pay any salary, bonus, deferred compensation or other compensation; (7) the failure to obtain an assumption agreement from any successor; (8) any purported termination of the employment which is not effected in a manner prescribed by the Executive Severance Agreement; or (9) any other material breach by Wolverine Worldwide or a successor of its obligations under the Executive Severance Agreement.

Excise Tax Gross-Up. The Compensation Committee previously determined that Wolverine Worldwide would not provide excise tax gross-up payments in employment agreements entered into after 2008.

Benefits Upon a Change in Control Only. Under the stockholder-approved equity plans, upon a change in control of Wolverine Worldwide, all of each NEO's outstanding stock options become immediately exercisable in full and will remain exercisable during their remaining term, regardless of whether the NEO remains in the employ or service of Wolverine Worldwide. The Compensation Committee may determine that one or all of the NEOs shall receive cash in an amount equal to the positive spread amount. In addition, all other outstanding incentive awards of the NEOs, including shares of restricted stock, become immediately and fully vested and non-forfeitable upon a change in control of Wolverine Worldwide. Change in control for this purpose generally means certain changes in the composition of the Board of Directors, certain acquisitions of 20% of Wolverine Worldwide's common stock and other specified reorganizations, mergers, consolidations, liquidations, dissolutions or dispositions of substantial assets.

BENEFITS TRIGGERED BY RETIREMENT, DEATH OR PERMANENT DISABILITY

Pension Plan. In the event of death before retirement, the Pension Plan provides the surviving spouse of a vested NEO participant a death benefit equal to the qualified pre-retirement survivor annuity as defined in the Internal Revenue Code (generally 50% of the participant's accrued normal retirement benefit). This benefit is paid annually to the surviving spouse beginning when the NEO participant would have turned 60 and continues for the life of the surviving spouse. For NEO participants with at least three years of service as of December 31, 2003, and who have at least 10 years of service and are employed by Wolverine Worldwide at the time of death, the amount of the survivor benefit under the Pension Plan is calculated as though the NEO participant had continued as an employee of Wolverine Worldwide until age 65 at the compensation level as of the date of death and the benefit begins upon the date of death, unreduced for early commencement. The survivor benefit for NEO participants who meet all the criteria set forth in the preceding sentence, but who die when they are not employed by Wolverine Worldwide are entitled to a joint and survivor benefit commencing upon the date of death, unreduced for early commencement.

SERP. If an NEO dies before beginning to receive benefits under the SERP, Wolverine Worldwide must (based on the current elections by all of the NEOs) pay the beneficiary a lump sum death benefit equal to the present value of the benefit computed as if the NEO participant had retired on the date of death, had begun receiving benefits at age 55 and had continued to receive benefits for the remainder of the participant's life expectancy. If the participant dies after beginning to receive benefit payments, benefits cease unless the NEO participant was receiving benefits in the form of one of the joint and survivor annuity optional elections under the plan or had elected benefits in a form that provides for a continuation of benefits.

If an NEO becomes totally and permanently disabled, the SERP provides a disability benefit equal to 60% of the normal retirement accrued benefit based upon years of service up to the date that the NEO participant became disabled through the date the NEO participant reaches age 65 (at which point, the NEO participant would begin drawing full SERP benefits) or is no longer disabled.

Incentive Compensation Plans. Upon termination of employment at least six months after the beginning of a fiscal year due to death, disability or early or normal retirement, an NEO is entitled to receive a pro rata portion of any Annual Bonus award earned under the Annual Bonus Plan based on the NEO's service during such fiscal year. The Annual Bonus is payable at the same time and in the same manner as awards are paid to other NEOs for the fiscal year. With respect to performance shares, upon death, disability or early or normal retirement, an NEO will be eligible to receive a pro rata portion of any shares upon which restrictions lapse under each open performance cycle for which the NEO served at least 12 months, subject to certain conditions. If an award is payable at the end of the performance period, the award is prorated for service during the applicable performance cycle. Any prorated award is payable at the time awards are paid to other NEOs.

Stock Incentive Plans. Upon death, disability or early or normal retirement of the NEO, the restrictions applicable to his or her shares of restricted stock (excluding performance shares) terminate automatically and stock options vest in full if held for more than one year or, if employed for less than one year after the grant, on a percentage basis based on months employed after the grant divided by 12. An NEO is eligible for early retirement under the stock incentive plans upon voluntarily terminating employment after attaining age 50 with seven years of service, subject to certain conditions. Upon death, disability or early or normal retirement of the NEO, the restrictions on performance shares lapse on a prorated basis, based on months employed in the performance period and actual Company performance during the performance period.

DESCRIPTION OF RESTRICTIVE COVENANTS THAT APPLY DURING AND AFTER TERMINATION OF EMPLOYMENT

The SERP contains non-competition, confidentiality and employee non-solicitation provisions in favor of Wolverine Worldwide. Under the non-competition provisions of the SERP, the NEO participant will not be entitled to any benefit payment if, prior to the date on which such benefit payment is due, the NEO participant enters into certain relationships with a competing business.

ESTIMATED PAYMENTS ON TERMINATION OR CHANGE IN CONTROL

The following table summarizes the potential payments and benefits payable to each of Wolverine Worldwide's NEOs upon a change in control or termination of employment in connection with each of the triggering events set forth in the table, assuming in each situation that the termination of employment or change in control of Wolverine Worldwide took place on December 28, 2012. The amounts set out below are in addition to benefits that are generally available to the Company's employees such as distributions under the Company's 401(k) savings plan, disability or life insurance benefits and accrued vacation. Due to the many factors that affect the nature and amount of any benefits provided upon the termination events discussed below, any actual amounts paid or distributed to NEOs may be different. Factors that may affect these amounts include timing during the year of the occurrence of the event, Wolverine Worldwide's stock price and the NEO's age.

The value of the accelerated vesting of unvested equity-based compensation awards was computed using the closing market price ($40.18) of Wolverine Worldwide's common stock on December 28, 2012, the last business day in the fiscal year. The value for unvested restricted stock is computed by multiplying $40.18 by the number of unvested shares of restricted stock held by the NEO. The value of unvested stock options equals the difference between the exercise price of each option and $40.18. No value was attributed to accelerated vesting of a stock option if its exercise price was greater than $40.18.

Termination Event and Payments/Benefits	Krueger	Grimes	Jeppesen[13]	Linton	Zwiers
Termination by Company for Cause or Voluntary Termination	-	-	-	-	-
Termination by Company Other Than for Cause or by Executive for Good Reason	$2,281,178[1]	-	-	-	-
Change in Control Termination[2]					
Executive Severance Agreement[3]	$12,700,702	$4,825,613	$1,519,412	$3,019,462	$6,009,553
Benefits under Executive Severance Agreement[4]	$50,914	$47,516	$50,805	$47,714	$49,192
Stock Incentive Plans[5]	$4,584,871	$1,476,900	$184,730	$792,216	$1,597,440
Lump sum payment under the SERP[6]	$19,809,551	$758,011	$140,742	$460,737	$1,639,298
Death					
SERP[7]	$14,095,147	$520,961	$86,079	$701,580	$995,919
Pension Plan[8]	$1,003,228	$95,561	-	-	$1,089,652
Stock Incentive Plans[5]	$3,823,511	$1,232,246	$153,942	$714,666	$1,386,256
Earned Incentive Compensation[9]	$789,691	$265,441	$153,900	$138,738	$273,302
Disability					
SERP[10]	$13,229,582	$571,411	$91,829	$339,569	$1,621,585
Stock Incentive Plans[5]	$3,823,511	$1,232,246	$153,942	$714,666	$1,386,256
Earned Incentive Compensation[9]	$789,691	$265,441	$153,900	$138,738	$273,302
Retirement					
SERP[11]	See fn 11	See fn 11	See fn 11	See fn 11	See fn 11
Pension Plan[11]	See fn 11	See fn 11	See fn 11	See fn 11	See fn 11
Stock Incentive Plans[5, 12]	$3,823,510	-	-	$714,666	-
Earned Incentive Compensation[12]	$789,691	-	-	$138,738	-
Change in Control Only					
Stock Incentive Plans[5]	$4,584,871	$1,476,900	$184,730	$792,216	$1,597,440

[1] *The estimate for Mr. Krueger assumes that the Company waives the non-compete clause in Mr. Krueger's SERP and assumes target performance under the performance periods 2011-2013 and 2012-2014. Actual payout or vesting, if any, would be determined and made at the end of the period. The amount reflected in the table also includes an estimated cost of $13,326 for retiree medical benefits for 18 months and the estimated cost of $25,000 for out-placement services.*

[2] *Payments would be triggered after termination of employment under certain circumstances within two years (Messrs. Grimes, Jeppesen and Zwiers and Ms. Linton) or three years (Mr. Krueger) following a change in control. The timing of the payment would be delayed to the extent earlier payment would trigger Section 409A of the Tax Code.*

[3] *Includes amounts payable in cash under the terms of the Executive Severance Agreement, excluding the value of the cash payout to each NEO of the option spread for already vested options. See the "**Outstanding Equity Awards at Fiscal Year-End**" table above for more information regarding each NEO's vested options as of December 29, 2012. The value of unvested options and time-vested restricted shares that vest upon a change in control under the terms of the Company's stock incentive plans are included in the Stock Incentive Plans row.*

[4] *These estimates assume that Wolverine Worldwide maintains the benefit plans for a period of one year after termination and the out-placement services for a period beginning with the date of termination and ending on the last day of the second calendar year following the calendar year in which the date of termination occurred.*

[5] *Reflects the value of unvested stock options and shares of restricted stock that would vest because of the event.*

[6] *Amounts in this row reflect the entire lump sum benefit payable to each NEO, including any accumulated benefit. For a description of the SERP, see "**Supplemental Executive Retirement Plan**" under the heading "**Pension Plans and 2012 Pension Benefits**." The timing of the payment would be delayed to the extent earlier payment would trigger Section 409A of the Tax Code.*

[7] *Amounts in this row reflect the entire lump sum death benefit payable to a participating NEO's beneficiary, including any accumulated benefit.*

[8] *Amounts reflect the net present value of the annuity paid to the surviving spouse calculated using the same discount rate and mortality assumptions used in the Pension Benefits table. In accordance with the terms of the Pension Plan, the death benefit for Messrs. Krueger and Zwiers was calculated as though the NEO had continued as an employee of Wolverine Worldwide until age 65 at the compensation level as of the date of death. Mr. Jeppesen was not vested in the Pension Plan as of December 31, 2012, so no death benefit would be payable to any surviving spouse.*

[9] *Under the Annual Bonus Plan and the terms of performance share awards, each NEO may be eligible to receive a pro rata portion of any award if employment is terminated as a result of the event. The amount reported represents actual payout under the Annual Bonus Plan for fiscal year 2012, and, for the 2011-2013 and 2012-2014 performance cycles, an estimated value of performance shares that would vest at the end of the performance period. Performance shares would vest on a prorated basis based on actual Company performance. For purposes of this estimate, the calculation uses target performance.*

[10] *Amounts in this row reflect the net present value of the annuity using the same discount rate and mortality assumptions used in the Pension Benefits table and assuming the NEO drew the disability benefit until age 65 and then the normal retirement benefit.*

[11] *See the Pension Benefits table and associated footnotes. The Pension Benefits table describes the general terms of each pension plan in which the NEOs participate, the years of credited service and the present value of each NEO's accumulated pension benefit assuming payment begins at age 65.*

[12] *Mr. Krueger and Ms. Linton are the only NEOs who were retirement eligible at fiscal year end.*

[13] *Mr. Jeppesen started employment with the Company on January 3, 2012, and his Executive Severance Agreement does not include an excise tax gross-up adjustment. Under the provisions of his Agreement, if payments to Mr. Jeppesen under the Agreement would trigger application of an excise tax, the Company shall reduce the payment to an amount that avoids application of the excise tax and minimizes the impact on the payments to Mr. Jeppesen.*

Audit Committee Report

The Audit Committee of the Board of Directors consists of four directors who are independent under the Company's Director Independence Standards, the NYSE listed company standards, and applicable SEC standards. The Audit Committee represents and assists the Board in fulfilling its oversight responsibility regarding the integrity of Wolverine Worldwide's financial statements and the financial reporting and accounting process, the systems of internal accounting and financial controls, the performance of the internal audit function and the independent auditors, the qualifications and independence of the independent auditors, the annual independent audit of Wolverine Worldwide's financial statements, and compliance with legal and regulatory requirements. The Audit Committee is directly responsible in its capacity as a committee of the Board for appointing, retaining, compensating, overseeing, evaluating and terminating (if appropriate) Wolverine Worldwide's independent auditors. Wolverine Worldwide's management has primary responsibility for the financial statements and the financial reporting process, including the application of accounting and financial principles, the preparation, presentation and integrity of the financial statements, and the systems of internal controls and other procedures designed to promote compliance with accounting standards and applicable laws and regulations. Wolverine Worldwide's independent auditors are responsible for expressing an opinion on the conformity of Wolverine Worldwide's financial statements with generally accepted accounting principles and for auditing the effectiveness of Wolverine Worldwide's internal control over financial reporting.

The Audit Committee has taken steps to provide assurances regarding Audit Committee composition and procedures, the independence of Wolverine Worldwide's outside auditors and the integrity of Wolverine Worldwide's financial statements and disclosures. These steps include: (i) reviewing the Audit Committee Charter; (ii) reviewing the Accounting and Finance Code; (iii) maintaining an Accounting and Auditing Complaint Procedure to allow employees, stockholders and the public to report concerns regarding Wolverine Worldwide's financial statements, internal controls and disclosures; and (iv) reviewing procedures for the Audit Committee to pre-approve all audit and non-audit services provided by Wolverine Worldwide's independent auditors.

As part of its supervisory duties, the Audit Committee has reviewed Wolverine Worldwide's audited financial statements for the fiscal year ended December 29, 2012, and has discussed those financial statements with Wolverine Worldwide's management, internal financial staff, and the internal auditors and independent auditors with and without management present. The Audit Committee has also reviewed and discussed the following with Wolverine Worldwide's management, the financial staff, and the internal auditors and independent auditors with and without management present:

» accounting and financial principles and significant assumptions, estimates and matters of judgment used in preparing the financial statements;

» allowances and reserves for accounts receivable, inventories and taxes;

» accounting for acquisitions, pension plans and equity-based compensation plans;

» goodwill impairment analysis; and

» other significant financial reporting issues and practices.

The Audit Committee has discussed with Wolverine Worldwide's independent auditors the results of the independent auditors' examinations and the judgments of the independent auditors concerning the quality, as well as the acceptability, of Wolverine Worldwide's accounting principles and such other matters that it is required to discuss with the independent auditors under applicable rules, regulations or generally accepted auditing standards, including the matters required to be discussed by applicable rules of the Public Company Accounting Oversight Board ("PCAOB"). In addition, the Audit Committee has received from the independent auditors the written disclosures and the letter required by the applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence rules and has discussed their independence from Wolverine Worldwide and Wolverine Worldwide's management with them, including a consideration of the compatibility of non-audit services with their independence, the scope of the audit and the scope of all fees paid to the independent auditors during the year. After and in reliance upon the reviews and discussions described above, the Audit Committee recommended to Wolverine Worldwide's Board of Directors that the audited financial statements for the fiscal year ended December 29, 2012, be included in Wolverine Worldwide's Annual Report on Form 10-K for the year then ended to be filed with the SEC.

Respectfully submitted,

Jeffrey M. Boromisa (Chairperson)
William K. Gerber
Brenda J. Lauderback
Shirley D. Peterson

Independent Registered Public Accounting Firm

Wolverine Worldwide's Audit Committee has adopted a policy under which the Audit Committee must approve all audit and non-audit services provided by the Company's independent registered public accounting firm, Ernst & Young LLP and which prohibits Ernst & Young LLP from providing any non-audit services that are prohibited by the SEC or the PCAOB. The Company's Audit Committee provides categorical pre-approval before the beginning of each fiscal year for routine and recurring services, with specific service descriptions and budgets. All audit services, internal control-related services, and other services not within the specifically pre-approved service descriptions and budgets require engagement-specific pre-approval. With certain exceptions (such as pre-approval of audit services), the Audit Committee may delegate engagement-specific pre-approval to one or more Committee members. Management must communicate to the Audit Committee at its next regularly scheduled meeting any services approved by a Committee member. Wolverine Worldwide's Audit Committee pre-approved all fees paid to Ernst & Young LLP for services performed in 2012 and 2011. The aggregate fees billed by Ernst & Young LLP for audit and non-audit services were:

	2012	2011
Audit Fees[1]	$1,366,500	$816,250
Audit Related Fees[2]	$552,200	-
Total Audit and Audit Related	$1,918,700	$816,250
Tax Fees		
Tax Compliance	$524,905	$569,450
Tax Planning & Advisory	$19,379	$182,800
Tax Planning & Advisory Other[3]	$1,092,035	-
Total Tax Fees	$1,636,319	$752,250
All Other Fees[4]	$569,476	-
Total Fees	$4,124,495	$1,568,500

1 *"Audit Fees" is comprised of fees for the annual audit, reviews of the financial statements included in Wolverine Worldwide's Quarterly Reports on Form 10-Q, audit of internal control over financial reporting, foreign statutory audits and consultations concerning accounting matters associated with the annual audit.*

2 *"Audit Related Fees" is comprised of fees for audit services related to the acquisition of the Performance + Lifestyle Group business.*

3 *"Tax Planning & Advisory Other" is comprised of fees in connection with the acquisition of the Performance + Lifestyle Group business.*

4 *"All Other Fees" is comprised of due diligence fees in connection with the acquisition of the Performance + Lifestyle Group business.*

Wolverine Worldwide's Audit Committee has adopted a policy restricting the Company's hiring of current or former partners or employees of the independent registered public accounting firm retained by the Company.

Item 2 – Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has reappointed Ernst & Young LLP as the Company's independent registered public accounting firm for the current fiscal year. As a matter of good corporate governance, the Audit Committee has determined to submit its appointment of Ernst & Young LLP to the Company's stockholders for ratification. If this appointment is not ratified by the holders of a majority of shares present or represented at the annual meeting and entitled to vote on the matter, the Audit Committee will review its future selection of an independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee in its discretion may select different independent auditors any time during the year if it determines that such a change would be in the best interests of the Company and the Company's stockholders.

The Audit Committee reviewed Ernst & Young LLP's performance prior to appointing them as the Company's independent registered public accounting firm, and considered:

» the historical and recent performance of Ernst & Young LLP on the Company's audit, including the quality of the engagement team and Ernst & Young LLP's experience, client service, responsiveness and technical expertise;

» the PCAOB report of selected Ernst & Young LLP audits;

» Ernst & Young LLP's financial strength and performance;

» the appropriateness of fees charged; and

» Ernst & Young LLP's familiarity with the Company's accounting policies and practices and internal control over financial reporting.

Ernst & Young LLP, a registered public accounting firm, was the Company's independent registered public accounting firm for the fiscal year ended December 29, 2012. Representatives of Ernst & Young LLP are expected to be present at the annual meeting, will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions from stockholders.

Board Recommendation

The Board recommends that you vote "FOR" ratification of the Audit Committee's selection of the firm of Ernst & Young LLP, Grand Rapids, Michigan, as the Company's independent registered public accounting firm for fiscal year 2013.

Item 3 – Advisory Resolution To Approve Executive Compensation

The Company is asking its stockholders to indicate their support for Wolverine Worldwide's NEO compensation, as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives the Company's stockholders the opportunity to express their view on compensation for the Company's NEOs. The say-on-pay vote is advisory and, therefore, not binding on the Company, the Compensation Committee or the Board. The Board and Compensation Committee value the opinions of Wolverine Worldwide's stockholders and will review and consider the voting results when making future decisions regarding the Company's executive compensation program.

As described above in the "**Compensation Discussion and Analysis**" section of this proxy statement, the Compensation Committee has structured the executive compensation program to achieve the following key objectives:

- attract and retain talented NEOs who will lead Wolverine Worldwide and achieve and inspire superior performance;
- provide incentives for achieving specific near-term individual, business unit and corporate goals and reward the attainment of those goals at pre-established levels;
- provide incentives for achieving longer-term financial goals and reward attaining those goals at pre-established levels; and
- align the interests of NEOs with those of the stockholders through incentives based on increasing stockholder value.

The executive compensation program achieves these objectives, in part, by:

- balancing fixed compensation (base salaries) with performance-based compensation (annual bonuses and long-term incentives);
- rewarding annual performance while maintaining emphasis on longer-term objectives; and
- blending cash, non-cash, long- and short-term compensation components, and current and future compensation components.

The Company performed strongly in 2012. The stock price increased to $40.18 at the end of fiscal year 2012 from $35.64 at the end of fiscal year 2011. Over the past five years, the Company's performance, based on cumulative total stockholder return, has outperformed the S&P SmallCap 600 Index and S&P 600 Footwear Index.

The Company urges stockholders to read the "**Compensation Discussion and Analysis**" beginning on page 34 of this proxy statement, which describes in more detail how the Company's executive compensation policies and procedures operate and are designed to achieve the Company's compensation objectives. The Company also encourages stockholders to read the Summary Compensation Table and other related compensation tables and narrative, appearing on pages 54-61, which provide detailed information on the compensation of the Company's NEOs. The Compensation Committee and the Board of Directors believe that the policies and procedures articulated in the "**Compensation Discussion and Analysis**" section are effective in achieving the Company's goals and that the compensation of the Company's NEOs reported in this proxy statement has supported and contributed to the Company's recent and long-term success.

In accordance with the rules under Section 14A of the Exchange Act, and as a matter of good corporate governance, the Company asks stockholders to approve the following advisory resolution at the 2013 Annual Meeting of Stockholders:

RESOLVED, that the stockholders of Wolverine World Wide, Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers disclosed in the Compensation Discussion and Analysis section, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company's 2013 Annual Meeting of Stockholders.

Board Recommendation

The Board recommends that you vote "FOR" approval of the advisory resolution to approve executive compensation.

Item 4 – Approval of Stock Incentive Plan of 2013

Overview

On February 6, 2013, the Board of Directors unanimously adopted and approved the Wolverine World Wide, Inc. Stock Incentive Plan of 2013 (the "Plan"), subject to stockholder approval. The Board of Directors adopted and approved the Plan to stimulate the efforts of non-employee directors, officers, employees and other service providers, in each case who are selected to be participants in the Plan, by heightening the desire of such persons to continue working toward and contributing to the success and progress of the Company. The Plan allows grants of stock options, stock appreciation rights, restricted stock, restricted stock units and stock awards, any of which may be performance-based, and for incentive bonuses.

Since its approval by stockholders at the 2010 annual meeting, the Company has granted stock incentive awards under the Company's Stock Incentive Plan of 2010 (which superseded certain earlier plans with respect to future awards) (the "Prior Plan"). If the Plan is approved by the Company's stockholders as proposed, no further awards will be made under the Prior Plan, and the Plan will become the primary equity compensation plan for the Company.

The Company has granted stock options under the Plan with respect to 214,240 shares. Such awards are subject to stockholder approval of the Plan and may not be exercised prior to approval of the Plan by the Company's stockholders at the 2014 annual meeting. If such stockholder approval is not obtained, these stock options will be cancelled. Stockholder approval of the Plan will be deemed to constitute approval of any options previously granted under the Plan.

Why You Should Vote For the Plan

The Board of Directors recommends that the Company's stockholders approve the Plan because it believes the Company's ability to grant equity-based awards continues to be crucial in allowing the Company to effectively compete for and appropriately motivate and reward key talent. It is in the long-term interests of both the Company and its stockholders to strengthen the Company's ability to attract, motivate and retain employees, officers, non-employee directors and certain other service providers and to provide additional incentive for those persons through stock ownership and other incentives to improve financial performance, increase profits and strengthen the mutuality of interest between those persons and the Company's stockholders.

Promotion of Good Corporate Governance Practices

The Company and the Board of Directors have designed the Plan to include a number of provisions that we believe promote best practices by reinforcing the alignment between equity compensation arrangements for non-employee directors, officers, employees and other service providers and stockholders' interests. These provisions include, but are not limited to:

» stock options and stock appreciation rights may not be granted with exercise prices lower than the fair market value of the underlying shares on the grant date;

» at any time when the exercise price of a stock option or stock appreciation right is above the market value of the Company's common stock, the Company cannot, without stockholder approval, "reprice" those awards by reducing the exercise price of such stock option or stock appreciation right or exchanging such stock option or stock appreciation right for a new award with a lower exercise price;

» awards generally may not be transferred except by will or the laws of descent and distribution or, if approved by the administrator, to certain family members, family trusts, or family partnerships pursuant to a gift or domestic relations order; and

» the Company has the authority under the Plan to cancel outstanding awards (vested or unvested) in the event the applicable plan participant engages in an "act of misconduct" (as such term is defined in the Plan).

Key Data

The following table includes information regarding all of the Company's outstanding equity awards and shares available for future awards under the Company's equity plans as of December 29, 2012 (and without giving effect to approval of the Plan under this Item 4):

Total shares underlying all outstanding stock options	2,750,491
Weighted average exercise price of outstanding stock options	$27.67
Weighted average remaining contractual life of outstanding stock options	5.9
Total shares underlying all outstanding and unvested performance shares	389,697
Total shares underlying all outstanding and unvested restricted stock (excluding performance shares)	699,416
Shares available for future awards that could be issued under Prior Plan*	0
Shares available for future issuance under the Outside Directors' Deferred Compensation Plan	166,525

* *No shares will be issued under Prior Plan upon the approval of the Plan. Upon approval of the Plan, the only shares available for future awards will be the (1) shares approved under the Plan, and (2) the 166,525 shares under the Outside Directors' Deferred Compensation Plan. No shares under any prior plan, except the 166,525 in the Outside Directors' Deferred Compensation Plan, will be available for future issuance.*

Section 162(m) of the Code

The Board of Directors believes that it is in the best interests of the Company and its stockholders to continue to provide for an equity incentive plan under which compensation awards made to the Company's executive officers can qualify for deductibility by the Company for federal income tax purposes. Accordingly, the Plan has been structured in a manner such that awards granted under it can satisfy the requirements for "performance-based" compensation within the meaning of Section 162(m) of the Internal Revenue Code of 1986 (the "Code"). In general, under Section 162(m), in order for the Company to be able to deduct compensation in excess of $1,000,000 paid in any one year to the Company's chief executive officer or any of the Company's three other most highly compensated executive officers (other than the Company's chief financial officer), such compensation must qualify as "performance-based." One of the requirements of "performance-based" compensation for purposes of Section 162(m) is that the material terms of the performance goals under which compensation may be paid be disclosed to and approved by the Company's stockholders. For purposes of Section 162(m), the material terms include (i) the employees eligible to receive compensation, (ii) a description of the business criteria on which the performance goal is based, and (iii) the maximum amount of compensation that can be paid to an employee under the performance goal. With respect to the various types of awards under the Plan, each of these aspects is discussed below, and stockholder approval of the Plan will also constitute approval of each of these aspects of the Plan for purposes of the approval requirements of Section 162(m).

Plan Summary

The following summary of the material terms of the Plan is qualified in its entirety by reference to the complete statement of the Plan, which is set forth in Appendix A to this proxy statement.

Administration

The Plan will be administered by the Compensation Committee. Subject to the express provisions of the Plan, the administrator is authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of the Plan. All decisions, determinations and interpretations by the Compensation Committee regarding the Plan and awards granted under the Plan will be final and binding on all participants and other persons holding or claiming rights under the Plan or an award under the Plan. The Compensation Committee may authorize one or more officers of the Company to perform any or all things that the administrator is authorized and empowered to do or perform under the Plan. The Compensation Committee has designated the Company's CEO, CFO, secretary and head of the human resource function to assist in administering the Plan and executing award agreements and other documents entered into under the Plan. In addition, the Compensation Committee may delegate any or all aspects of the day-to-day administration of the Plan to one or more officers or employees of the Company or any subsidiary, and/or to one or more agents.

Participants

Any person who is a current or prospective officer or employee of the Company or of any subsidiary will be eligible for selection by the administrator for the grant of awards under the Plan. In addition, non-employee directors and any service providers who have been retained to provide consulting, advisory or other services to the Company or to any subsidiary will be eligible for the grant of awards under the Plan. Options intended to qualify as "incentive stock options" ("ISOs") within the meaning of Section 422 of the Code only may be granted to employees of the Company or any subsidiary. Approximately 8 officers, 468 employees and 10 non-employee directors currently qualify to participate in the Plan.

Shares Subject to the Plan and to Awards

Subject to changes in the Company's capitalization, the aggregate number of shares of Wolverine's common stock, $1.00 par value, issuable pursuant to all awards under the Plan will not exceed 5,600,000 plus any shares of Wolverine's common stock that on or after the effective date of the Plan cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and nonforfeitable shares); provided that any shares granted under options or stock appreciation rights will be counted against this limit on a one-for-one basis and any shares granted as awards other than options or stock appreciation rights will be counted against this limit as two and six-tenths (2.6) shares for every one (1) share subject to such award. The shares issued pursuant to awards granted under the Plan may be shares that are authorized and unissued or issued shares that were reacquired by the Company, including shares purchased in the open market.

For purposes of determining the share limits described in the paragraph above, the aggregate number of shares issued under the Plan at any time will equal only the number of shares actually issued upon exercise or settlement of an award. Notwithstanding the foregoing, shares subject to an award under the Plan may not again be made available for issuance under the Plan if such shares are: (i) shares that were subject to a stock-settled stock appreciation right and were not issued upon the net settlement or net exercise of such stock appreciation right, (ii) shares used to pay the exercise price of an option, (iii) shares delivered to or withheld by the Company to pay the withholding taxes related to an award, or (iv) shares repurchased on the open market with the proceeds of an option exercise. Shares subject to awards that have been canceled, expired, forfeited or otherwise not issued under an award and shares subject to awards settled in cash will not count as shares issued under the Plan.

Subject to certain adjustments, the aggregate number of shares subject to awards granted under the Plan during any calendar year to any one participant will not exceed 1,800,000 and the aggregate number of shares that may be issued pursuant to the exercise of ISOs granted under the Plan will not exceed 1,800,000. The maximum amount payable pursuant to that portion of an incentive bonus granted in any calendar year to any participant under the Plan that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code will not exceed twenty million dollars ($20,000,000).

Subject to certain adjustments, the aggregate number of shares subject to awards granted under the Plan during any calendar year to any one nonemployee director will not exceed 50,000; provided, however, that during the first calendar year in which a non-employee director joins the Board of Directors or is first designated as a Lead Director, the maximum number of shares subject to awards granted to such nonemployee director may be up to three hundred percent (300%) of this limit.

Option Awards

The administrator will establish the exercise price per share under each option, which, other than in the event of options granted in connection with a merger or other acquisition, will not be less than the fair market value (or 110% of the fair market value in the case of ISOs granted to individuals who own more than 10% of the Company's common stock) of a share on the date the option is granted. The administrator will establish the term of each option, which in no case may exceed a period of ten (10) years from the date of grant (or five (5) years in the case of ISOs granted to individuals who own more than 10% of the Company's common stock). Options granted under the Plan may either be ISOs or options which are not intended to qualify as ISOs, or nonqualified stock options ("NQSOs"). Unless the administrator determines otherwise, (i) upon termination of employment other than due to death, disability, retirement or termination for cause, participants may continue to exercise their options for three (3) months (or until the expiration date of the option, if earlier) to the extent that they were exercisable upon the date of termination, (ii) upon death or disability, options become fully vested and remain exercisable for one (1) year (or until the expiration date of the option, if earlier) following such event, (iii) upon retirement, options become fully vested and remain exercisable until their expiration date, and (iv) upon termination of employment for cause, all options are forfeited.

Stock Appreciation Rights

A stock appreciation right provides the right to receive the monetary equivalent of the increase in value of a specified number of the shares over a specified period of time after the right is granted. Stock appreciation rights may be granted to participants either in tandem with or as a component of other awards granted under the Plan ("tandem SARs") or not in conjunction with other awards ("freestanding SARs"). All freestanding SARs will be granted subject to the same terms and conditions applicable to options as set forth above and in the Plan, and all tandem SARs will have the same exercise price, vesting, exercisability, forfeiture and termination provisions as the award to which they relate.

Unless such action is approved by stockholders, the Plan prohibits repricing out-of-the-money options and stock appreciation rights (that is, reducing the exercise price of an option or stock appreciation right with an exercise price above the market value of the Company's common stock or exchanging any such option or stock appreciation right for a new award with a lower exercise price).

Restricted Stock and Restricted Stock Units

Restricted stock is an award or issuance of shares the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or performance conditions) and terms as the administrator deems appropriate. Restricted stock units are awards denominated in units of shares under which the issuance of shares is subject to such conditions (including continued employment or performance conditions) and terms as the administrator deems appropriate. Notwithstanding the satisfaction of any performance goals, the number of shares granted, issued, retainable and/or vested under a restricted stock award or restricted stock units on account of either financial performance or personal performance evaluations may be reduced, but not increased, by the administrator on the basis of such further consideration as the administrator may determine.

Unless the administrator determines otherwise, (i) upon termination of employment for any reason other than death, disability or retirement, all restricted stock and restricted stock units still subject to restrictions as of the date of termination will be forfeited, and (ii) upon death, disability or retirement, the restrictions remaining on a participant's restricted stock and restricted stock units will lapse.

Unless otherwise determined by the administrator, participants holding shares of restricted stock granted under the Plan may exercise full voting rights with respect to those shares during the period of restriction, and participants will have no voting rights with respect to shares underlying restricted stock units unless and until such shares are reflected as issued and outstanding shares on the Company's stock ledger. Participants in whose name restricted stock is granted will be entitled to receive all dividends and other distributions paid with respect to those shares, unless determined otherwise by the administrator. Participants will be entitled to receive dividends or dividend equivalents with respect to shares underlying restricted stock units only to the extent provided by the administrator; however, in no event will dividends, distributions or dividend equivalents be payable with respect to unvested or unearned awards that are subject to performance criteria.

Stock Awards

The administrator may grant stock awards under the Plan, which will be subject to the terms and conditions determined by the administrator. Participants will have all voting, dividend, liquidation and other rights with respect to shares underlying a stock award, subject to any restrictions on transfer determined by the administrator.

Incentive Bonuses

Each incentive bonus will confer upon the participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period of not less than one (1) year. The administrator will establish the performance criteria and level of achievement of these criteria that will determine the target and maximum amount payable under an incentive bonus, which criteria may be based on financial performance and/or personal performance evaluations. Notwithstanding the satisfaction of any performance goals, the amount paid under an incentive bonus on account of either financial performance or personal performance evaluations may be reduced, but not increased, by the administrator on the basis of such further consideration as the administrator may determine.

Deferral of Gains

The administrator may, in an award agreement or otherwise, provide for the deferred delivery of shares upon settlement, vesting or other events with respect to restricted stock or restricted stock units, or in payment or satisfaction of an incentive bonus. All deferrals must comply with Section 409A of the Code.

Qualifying Performance Criteria

The administrator may establish performance criteria and level of achievement of such criteria that will determine the number of shares to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an award, which criteria may be based on "qualifying performance criteria" (as described below) or other standards of financial performance and/or personal performance evaluations. In addition, the administrator may specify that an award or a portion of an award is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code, provided that the performance criteria for such award or portion of an award that is intended by the administrator to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code will be a measure based on one or more qualifying performance criteria selected by the administrator and specified at the time the award is granted. The administrator will certify the extent to which any qualifying performance criteria has been satisfied, and the amount payable as a result thereof, prior to payment, settlement or vesting of any award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code.

For purposes of the Plan, the term "qualifying performance criteria" means any one or more of the following performance criteria, or derivations of such performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the administrator: (i) net earnings or earnings per share (including earnings before interest, taxes, depreciation and/or amortization), (ii) income, net income or operating income, (iii) revenues, (iv) net sales, (v) return on sales, (vi) return on equity, (vii) return on capital (including return on total capital or return on invested capital), (viii) return on assets or net assets, (ix) earnings per share, (x) economic value added measurements, including BVA, (xi) return on invested capital, (xii) return on operating revenue, (xiii) cash flow (before or after dividends), (xiv) stock price, (xv) total stockholder return, (xvi) market capitalization, (xvii) economic value added, (xviii) debt leverage (debt to capital), (xix) operating profit or net operating profit, (xx) operating margin or profit margin, (xxi) cash from operations, (xxii) market share, (xxiii) product development or release schedules, (xxiv) new product innovation, (xxv) cost reductions, (xxvi) customer service, or (xxvii) customer satisfaction.

To the extent consistent with Section 162(m) of the Code, the administrator (i) may appropriately adjust any evaluation of performance under qualifying performance criteria to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the disposal of a segment of a business or related to a change in accounting principle all as determined in accordance with applicable accounting provisions, as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles or identified in the Company's financial statements or notes to the financial statements, and (ii) may appropriately adjust any evaluation of performance under qualifying performance criteria to exclude any of the following events that occurs during a performance period: (a) asset write-downs, (b) litigation, claims, judgments or settlements, (c) the effect of changes in tax law or other such laws or provisions affecting reported results, and (d) accruals of any amounts for payment under the Plan or any other compensation arrangement maintained by the Company.

Suspension or Termination of Awards

Unless otherwise determined by the administrator, (i) if the Company's chief executive officer or any other person designated by the administrator reasonably believes that a participant may have committed an act of misconduct (as defined in the Plan), then the participant's rights to exercise any option, vest in any award and/or receive payment for or shares in settlement of an award may be suspended pending a determination of whether an act of misconduct has been committed, and (ii) if the administrator, the Company's chief executive officer or any other person designated by the administrator determines that a participant has committed an act of misconduct, then the participant (a) may not exercise any option or stock appreciation right, vest in, have restrictions on an award lapse or otherwise receive payment of an award, (b) will forfeit all outstanding awards, and (c) may be required, at the discretion of the committee, to return or repay to the Company any then unvested shares previously issued under the Plan.

Settlement of Awards

Awards (other than stock awards), may be settled in shares, cash or a combination thereof, as determined by the administrator.

Amendment and Termination

The Board of Directors may amend, alter or discontinue the Plan, and the administrator may amend or alter any agreement or other document evidencing an award made under the Plan, except no such amendment may, without the approval of the stockholders of the Company: (i) increase the maximum number of shares for which awards may be granted under the Plan, (ii) reduce the minimum price set forth in the Plan at which options or stock appreciation rights may be granted, (iii) reduce the exercise price of outstanding options or stock appreciation rights, (iv) extend the term of the Plan, (v) change the class of persons eligible to be participants, (vi) otherwise amend the Plan in any manner requiring stockholder approval by law or under the New York Stock Exchange listing requirements (or the listing requirements of any successor exchange that is the primary stock exchange for trading of the Company's shares), or (vii) increase the individual maximum limits set forth in the Plan.

No amendment or alteration to the Plan or an award or award agreement may be made that would impair the rights of the holder of an award without such holder's consent, provided that no such consent will be required if the administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for the Company, the Plan or the award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard. In addition, the Plan may not be amended in any way that causes the Plan to fail to comply with or be exempt from Section 409A of the Code, unless the Board expressly determines to amend the Plan to be subject to Section 409A of the Code.

Change in Control

The administrator may determine the effect of a change in control (as defined in the Plan) on outstanding awards in a manner that is fair and equitable to participants (as determined by the administrator in its reasonable discretion). These effects, which need not be the same for all participants, may include, but are not limited to (i) substituting for the shares subject to an outstanding award or portion thereof the stock or securities of the surviving corporation or any successor corporation, in which event the aggregate exercise price of the award will remain the same, and/or (ii) converting any outstanding award or portion thereof into a right to receive cash or other property following the consummation of the change in control in an amount equal to the value of consideration to be received for one share of the Company's common stock in connection with such transaction less the purchase or exercise price of the shares subject to the award, multiplied by the number of shares subject to the award or portion thereof.

In addition, unless otherwise determined by the administrator, upon a change in control all outstanding options and stock appreciation rights immediately will become exercisable and remain exercisable through their terms and all other outstanding awards immediately will become vested. Also, the administrator may determine that participants holding stock options or stock appreciation rights will receive with respect to some or all of the shares subject to such awards cash in an amount equal to the excess of (i) the greater of (a) the highest sales price of the shares on the New York Stock Exchange (or any successor exchange that is the primary stock exchange for trading of the Company's shares) on the date immediately prior to the change in control and (b) the highest price per share actually paid in connection with the change in control, over (ii) the exercise price of the award.

Adjustments

The number and kind of shares available for issuance under the Plan, and the number and kind of shares subject to the individual and ISO limits set forth under the Plan, will be equitably adjusted by the administrator to reflect any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution of securities, property or cash (other than regular, quarterly cash dividends), or any other event or transaction that affects the number or kind of shares of the Company outstanding. The terms of any outstanding award will also be equitably adjusted by the administrator as to price, number or kind of shares subject to such award and other terms to reflect the foregoing events, which adjustments need not be uniform as between different awards or different types of awards.

In the event there is a change in the number or kind of outstanding shares under the Plan as a result of a change of control, other merger, consolidation or otherwise, then the administrator will determine the appropriate and equitable adjustment to be effected. In addition, in the event of such a change, the administrator may accelerate the time or times at which any award may be exercised and may provide for cancellation of such accelerated awards that are not exercised within a time prescribed by the administrator in its sole discretion.

Transferability

Unless the administrator determines otherwise, awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or stock appreciation right may be exercisable only by the participant during his or her lifetime. To the extent permitted by the administrator, the person to whom an award is initially granted may make certain limited transfers to certain family members, family trusts, or family partnerships.

No Right to Company Employment

Nothing in the Plan or an award agreement will interfere with or limit in any way the right of the Company, its subsidiaries and/or its affiliates to terminate any participant's employment, service on the Board or service for the Company at any time or for any reason not prohibited by law, nor will the Plan or an award itself confer upon any participant any right to continue his or her employment or service for any specified period of time. Neither an award nor any benefits arising under the Plan will constitute an employment contract with the Company, any subsidiary and/or its affiliates.

Compliance with Law

The Plan, the grant, issuance, vesting, exercise and settlement of awards thereunder, and the obligation of the Company to sell, issue or deliver shares under such awards, will be subject to all applicable foreign, federal, state and local laws, rules and regulations, stock exchange rules and regulations, and to such approvals by any governmental or regulatory agency as may be required. The Company will not be required to register in a participant's name or deliver any shares prior to the completion of any registration or qualification of such shares under any foreign, federal, state or local law or any ruling or regulation of any government body that the administrator determines to be necessary or advisable. No option will be exercisable and no shares will be issued and/or transferable under any other award unless a registration statement with respect to the shares underlying the option or other award is effective and current or the Company has determined that such registration is unnecessary. The administrator may, in its sole and absolute discretion, modify the provisions of the Plan or an award as they pertain to a participant who is employed or providing services outside the United States in order to comply with applicable foreign law or to recognize differences in local law, currency or tax policy.

Effective Date and Termination of the Plan

The Plan was adopted by the Board on February 6, 2013. Any awards granted under the Plan prior to the date the Plan is approved by the Company's stockholders are subject to such approval. The Plan will remain available for the grant of awards until February 6, 2023.

Federal Income Tax Treatment

The following tax discussion is a general summary as of the date of this Proxy Statement of the U.S. federal income tax consequences to the Company and the participants in the Plan. The discussion is intended solely for general information and does not make specific representations to any participant. The discussion does not address state, local or foreign income tax rules or other U.S. tax provisions, such as estate or gift taxes. A recipient's particular situation may be such that some variation of the basic rules is applicable to him or her. In addition, the federal income tax laws and regulations frequently have been revised and may be changed again at any time. Therefore, each recipient is urged to consult a tax advisor before exercising any award or before disposing of any shares acquired under the plan both with respect to federal income tax consequences as well as any foreign, state or local tax consequences.

Stock Options

ISOs and NQSOs are treated differently for federal income tax purposes. ISOs are intended to comply with the requirements of Section 422 of the Code. NQSOs do not comply with such requirements.

An optionee is not taxed on the grant or exercise of an ISO. The difference between the exercise price and the fair market value of the shares on the exercise date will, however, be a preference item for purposes of the alternative minimum tax. If an optionee holds the shares acquired upon exercise of an ISO until the later of two years following the option grant date and one year following exercise, the optionee's gain, if any, upon a subsequent disposition of such shares is long term capital gain. The measure of the gain is the difference between the proceeds received on disposition and the optionee's basis in the shares (which generally equals the exercise price). If an optionee disposes of stock acquired pursuant to exercise of an ISO before satisfying these holding periods, the optionee will recognize ordinary income in the year of disposition an amount equal to the excess of the fair market value of the shares at the time of exercise (or, if less, the amount realized on the disposition of the shares), over the exercise price paid for the shares, and capital gain or loss for any other difference between the sale price and the exercise price. The Company is not entitled to an income tax deduction on the grant or exercise of an ISO or on the optionee's disposition of the shares after satisfying the holding period requirement described above. If the holding periods are not satisfied, the Company will be entitled to a deduction in the year the optionee disposes of the shares in an amount equal to the ordinary income recognized by the optionee.

In order for an option to qualify for ISO tax treatment, the grant of the option must satisfy various other conditions more fully described in the Code. The Company does not guarantee that any option will qualify for ISO tax treatment even if the option is intended to qualify for such treatment. In the event an option intended to be an ISO fails to so qualify, it will be taxed as an NQSO described below.

An optionee is not taxed on the grant of an NQSO. On exercise, the optionee recognizes ordinary income equal to the difference between the exercise price and the fair market value of the shares acquired on the date of exercise. The Company is entitled to an income tax deduction in the year of exercise in the amount recognized by the optionee as ordinary income. The optionee's gain (or loss) on subsequent disposition of the shares is long-term capital gain (or loss) if the shares are held for at least one year following exercise, and otherwise is short-term capital gain (or loss). The Company does not receive a deduction for any such capital gain.

Stock Appreciation Rights

Generally, the recipient of a freestanding SAR will not recognize any taxable income at the time the freestanding SAR is granted. If the freestanding SAR is settled in cash, the cash will be taxable as ordinary income to the recipient at the time that it is received. If the freestanding SAR is settled in shares, the recipient will recognize ordinary income equal to the excess of the fair market value of the shares on the day they are received over any amounts paid by the recipient for the shares.

With respect to tandem SARs, if a holder elects to surrender the underlying option in exchange for cash or stock equal to the appreciation inherent in the underlying option, the tax consequences to the employee will be the same as discussed above relating to freestanding SARs. If the employee elects to exercise the underlying option, the holder will be taxed at the time of exercise as if he or she had exercised an NQSO (discussed above).

The Company generally is entitled to a deduction with respect to a SAR at the same time the recipient recognizes ordinary income with respect thereto.

Restricted Stock and Restricted Stock Units

Grantees of restricted stock or restricted stock units do not recognize income at the time of the grant. When the award vests or is paid, grantees generally recognize ordinary income in an amount equal to the fair market value of the stock or units at such time, and the Company will receive a corresponding deduction. However, no later than 30 days after a participant receives an award of restricted stock, pursuant to Section 83(b) of the Code, the participant may elect to recognize taxable ordinary income in an amount equal to the fair market value of the shares at the time of receipt. Provided that the election is made in a timely manner, when the restrictions on the shares lapse, the participant will not recognize any additional income. If the participant forfeits the shares to the Company (e.g., upon the participant's termination prior to vesting), the participant may not claim a deduction with respect to the income recognized as a result of the election. Dividends (if any) paid with respect to unvested shares of restricted stock generally will be taxable as ordinary income to the participant at the time the dividends are received. Subject to Section 162(m), the Company generally will be entitled to a deduction with respect to restricted stock and restricted stock units at the same time the recipient recognizes ordinary income with respect thereto.

Stock Awards

Grantees of stock awards generally are required to recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date the shares are granted over the purchase price (if any) paid for the shares. Subject to Section 162(m), the Company generally will be entitled to a deduction with respect to stock awards at the same time the recipient recognizes ordinary income with respect thereto.

Incentive Bonuses

A participant will have taxable income at the time an incentive bonus award is paid or, if the participant has timely elected deferral to a later date, such later date. At that time, the participant will recognize ordinary income equal to the value of the amount then payable and, subject to Section 162(m), the Company will be entitled to a corresponding deduction.

Company Deduction and Section 162(m)

The Company generally will be entitled to a deduction for federal income tax purposes as described above with respect to each type of award. For the individual serving as the chief executive officer of the Company at the end of the taxable year and for the individuals serving as officers of the Company or a subsidiary at the end of such year who are among the three highest compensated officers (other than the chief executive officer and chief financial officer) for proxy reporting purposes, Section 162(m) limits the amount of compensation otherwise deductible by the Company and its subsidiaries for such year to $1,000,000 for each such individual except to the extent that such compensation is "performance-based compensation." The Company expects that NQSOs, ISOs and stock appreciation rights should qualify as performance-based compensation. The compensation committee may establish performance conditions and other terms with respect to grants of restricted stock, restricted stock units and incentive bonuses in order to qualify such grants as performance-based compensation for purposes of Section 162(m).

New Plan Benefits

The benefits that will be awarded or paid under the Plan are not currently determinable. Awards granted under the Plan are within the discretion of the Compensation Committee, and the Compensation Committee has not determined future awards or who might receive them. Information about awards granted in fiscal year 2012 under the Company's prior plans to the Company's named executive officers can be found in the table under the heading **"Grants of Plan-Based Awards"** on pages 56-57 of this proxy statement. As of December 29, 2012, the closing price of a share of Wolverine common stock on the NYSE was $40.18.

Equity Compensation Plan Information

The following table provides information about the Company's equity compensation plans (without giving effect to the approval of this Plan) as of December 29, 2012:

Plan Category[1]	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	2,750,491[2,3]	$27.67	2,060,020[2,4]
Equity compensation plans not approved by security holders	-	-	-
Total	2,750,491	$27.67	2,060,020

[1] *Each plan for which aggregated information is provided contains customary anti-dilution provisions that are applicable in the event of a stock split, stock dividend or certain other changes in the Company's capitalization.*

[2] *Includes: (i) 2,456,405 stock options awarded to employees under the Amended and Restated Stock Incentive Plan of 1999, the Amended and Restated Stock Incentive Plan of 2001, the Amended and Restated Stock Incentive Plan of 2003, the Amended and Restated Stock Incentive Plan of 2005 and the Stock Incentive Plan of 2010; and (ii) and 294,086 stock options awarded to non-employee directors under the Stock Incentive Plan of 2010, the Amended and Restated Stock Incentive Plan of 2005 and the Amended and Restated Directors' Stock Option Plan last approved by stockholders in 2002. Column (a) does not include stock units credited to outside directors' fee accounts or retirement accounts under the Outside Directors' Deferred Compensation Plan. Stock units do not have an exercise price. Each stock unit credited to a director's fee account and retirement account under the Outside Directors' Deferred Compensation Plan will be converted into one share of common stock upon distribution. Column (a) also does not include shares of restricted or unrestricted common stock previously issued under the Company's equity compensation plans.*

[3] *Of this amount, 763,565 options were not exercisable as of December 29, 2012 due to vesting restrictions.*

[4] *Comprised of: (i) 166,525 shares available for issuance under the Outside Directors' Deferred Compensation Plan upon the retirement of the current directors or upon a change in control; and (ii) 1,893,495 shares issuable under the Stock Incentive Plan of 2010. Upon stockholder approval of the Stock Incentive Plan of 2013, no shares will be issued under the Stock Incentive Plan of 2010.*

The Outside Directors' Deferred Compensation Plan is a supplemental, unfunded, nonqualified deferred compensation plan for non-employee directors. Beginning in 2006, the Company began paying an annual equity retainer to non-management directors in the form of a contribution under the Outside Directors' Deferred Compensation Plan. Non-management directors may also voluntarily elect to receive, in lieu of some or all directors' fees, a number of stock units equal to the amount of the deferred directors' fees divided by the fair market value of the Company's common stock on the date of payment of the next cash dividend on the Company's common stock. These stock units are increased by a dividend equivalent based on dividends paid by the Company and the amount of stock units credited to the participating director's fee account and retirement account. Upon distribution, the participating directors receive a number of shares of the Company's common stock equal to the number of stock units to be distributed at that time. Distribution is triggered by termination of service as a director or by a change in control of the Company and can occur in a lump sum, in installments or on another deferred basis. A total of 243,938 shares have been issued to a trust to satisfy the Company's obligations when distribution is triggered and are included in shares the Company reports as issued and outstanding.

The Stock Incentive Plan of 2010 is an equity-based incentive plan for officers, key employees, and directors. The Stock Incentive Plan of 2010 authorizes awards of stock options, restricted common stock, common stock, restricted stock units, and/or stock appreciation rights. The Stock Incentive Plan of 2010 provides that each share of restricted or unrestricted common stock and each restricted stock unit issued under the plan is counted as two shares against the total number of shares authorized for issuance under the plan. The number of securities listed as remaining available in column (c) of the table assumes only stock options will be issued under the plan in the future; each stock option counts as only one share against the total number of shares authorized for issuance under the plan. Actual shares available under the plan will be less to the extent that the Company awards restricted common stock, unrestricted common stock or restricted stock units under the plan. The numbers provided in this footnote and in column (c) will increase to the extent that options relating to the number of shares listed in column (a) of the table or other outstanding awards (e.g., shares of restricted or unrestricted stock, restricted stock units or stock appreciation rights) previously issued under the plan are canceled, surrendered, modified, exchanged for substitutes, expire or terminate prior to exercise or vesting because the number of shares underlying any such awards will again become available for issuance under the plan under which the award was granted.

Of the total number of shares available under column (c), the number of shares with respect to the following plans may be issued other than upon the exercise of an option, warrant or right outstanding as of December 29, 2012:

- Outside Directors' Deferred Compensation Plan: 166,525
- Stock Incentive Plan of 2010: 946,748

No awards will be granted under the Stock Incentive Plan of 2010 once the Plan is approved by stockholders.

Vote Required and Board Recommendation

Approval of the Stock Incentive Plan of 2013 requires the favorable vote of a majority of shares present or represented at the meeting and entitled to vote on the proposal. In addition, NYSE rules require that the total votes cast on this proposal represent a majority of all shares entitled to vote on this proposal.

Board Recommendation

The Board of Directors recommends that you vote FOR approval of the Stock Incentive Plan of 2013.

Related Party Matters

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Wolverine Worldwide has entered into agreements with Grimoldi S.A., an Argentinean corporation of which Mr. Alberto L. Grimoldi, a director of Wolverine Worldwide, is chairman and a 35% shareholder. The agreements grant Grimoldi, S.A. the exclusive rights to distribute and sell footwear products in Argentina under the Hush Puppies®, Caterpillar®, and Patagonia® brand names, and footwear and apparel under the Merrell® brand name. Grimoldi S.A. or its subsidiary purchases products, samples, footwear components, advertising materials and miscellaneous items from Wolverine Worldwide or pays Wolverine Worldwide royalties and certain sublicense fees based on sales or purchases of products in Argentina. Grimoldi S.A. was obligated to pay Wolverine Worldwide purchase prices, royalties, sublicense fees, service fees and interest relating to purchases made or royalties and fees incurred in fiscal year 2012 totaling $5,074,150. All of the transactions described above occurred pursuant to continuing contractual arrangements between Wolverine Worldwide and Grimoldi S.A. Wolverine Worldwide expects similar transactions to occur between Grimoldi S.A. and Wolverine Worldwide and its subsidiaries during fiscal year 2013. The Governance Committee reviewed and approved or ratified each of these transactions in accordance with Wolverine Worldwide's related person transactions policy, as described below.

RELATED PERSON TRANSACTIONS POLICY

Wolverine Worldwide's Board adopted written policies and procedures regarding related person transactions. They require the Governance Committee to review and either approve or disapprove the Company entering into any Interested Transactions (defined below). If advance approval is not feasible, then the Governance Committee must review and ratify the Interested Transaction at its next meeting.

Interested Transaction	Any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which:	
	(1)	the aggregate amount involved is or is expected to exceed $100,000 since the beginning of Wolverine Worldwide's last completed fiscal year;
	(2)	Wolverine Worldwide is a participant; and
	(3)	any Related Person (defined below) has or will have a direct or indirect interest (other than solely as a result of being a director or less than ten percent beneficial owner of another entity).
Related Person	Any:	
	(a)	person who is or was at any point during the last fiscal year for which Wolverine Worldwide filed an Annual Report on Form 10-K and proxy statement, an executive officer, director or nominee for election as a director;
	(b)	greater than five percent beneficial owner of Wolverine Worldwide's common stock; or
	(c)	immediate family member* of any of the foregoing.

* *Immediate family member includes a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone residing in such person's home (other than a tenant or employee).*

The Governance Committee considers whether the Interested Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the Related Person's interest in the transaction, and other factors that it deems relevant. No director participates in any discussion or approval of an Interested Transaction for which he or she is a Related Person, except to provide all material information to the Governance Committee.

The following Interested Transactions are pre-approved under the policies and procedures:

(a) any transaction with another company where a Related Person's only relationship is as an employee, director or beneficial owner of less than ten percent of that company's shares, if the aggregate amount involved does not exceed the greater of $1,000,000, or two percent of that company's total revenues.

(b) any charitable contribution by Wolverine Worldwide to a charitable organization where a Related Person is an employee, if the aggregate amount involved does not exceed the lesser of $100,000, or two percent of the charitable organization's total annual receipts.

Additional Information

STOCKHOLDERS LIST

A list of stockholders entitled to vote at the meeting will be available for review by Wolverine Worldwide stockholders at the office of R. Paul Guerre, Secretary, Wolverine World Wide, Inc., 9341 Courtland Drive, N.E., Rockford, Michigan 49351, during ordinary business hours for the 10-day period before the meeting.

DIRECTOR AND OFFICER INDEMNIFICATION

The Company indemnifies its directors and NEOs to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires the Company's directors and NEOs, and persons who beneficially own more than 10% of the outstanding shares of the Company's common stock, to file reports of ownership and changes in ownership of shares of common stock with the SEC. Directors, NEOs and greater than 10% beneficial owners are required by SEC regulations to furnish Wolverine Worldwide with copies of all Section 16(a) reports they file. Based on its review of the copies of such reports received by it, or written representations from certain reporting persons that no reports on Form 5 were required for those persons for fiscal year 2012, the Company believes that during fiscal year 2012, its officers and directors filed the required reports under Section 16(a) on a timely basis.

STOCKHOLDER PROPOSALS FOR INCLUSION IN NEXT YEAR'S PROXY STATEMENT

Pursuant to SEC Rule 14a-8, some stockholder proposals may be eligible for inclusion in Wolverine Worldwide's 2014 proxy statement and proxy card. Any such stockholder proposals must be submitted in writing to the Secretary of Wolverine Worldwide no later than the close of business on November 11, 2013. You should address all stockholder proposals to the attention of R. Paul Guerre, Secretary, Wolverine World Wide, Inc., 9341 Courtland Drive, N.E., Rockford, Michigan 49351.

OTHER STOCKHOLDER PROPOSALS FOR PRESENTATION AT NEXT YEAR'S ANNUAL MEETING

The By-laws require that any stockholder proposal that is not submitted for inclusion in next year's proxy statement under SEC Rule 14a-8, but is instead sought to be presented directly at the 2014 Annual Meeting of Stockholders, must be received at the Company's principal executive offices by the close of business not less than 90 days nor more than 120 days prior to the first anniversary of the 2013 Annual Meeting. As a result, proposals, including director nominations, submitted pursuant to these provisions of the By-laws must be received between December 19, 2013, and the close of business on January 18, 2014. You should address a proposal to R. Paul Guerre, Secretary, Wolverine World Wide, Inc., 9341 Courtland Drive N.E., Rockford, Michigan 49351, and include the information and comply with the requirements set forth in those By-laws, which the Company has posted on its website. SEC rules permit management to vote proxies in its discretion in certain cases if the stockholder does not comply with this deadline, and in certain other cases notwithstanding the stockholder's compliance with this deadline.

VOTING SECURITIES

Stockholders of record at the close of business on March 1, 2013, are eligible to vote at the meeting. The Company's voting securities consist of its $1.00 par value common stock, and there were 50,099,575 shares outstanding and entitled to vote on the record date. Each share outstanding on the record date will be entitled to one vote on each director nominee and one vote on each other matter. Treasury shares are not voted. Individual votes of stockholders are kept private, except as appropriate to meet legal requirements. Access to proxies and other individual stockholder voting records is limited to the independent inspectors of election and certain employees of the Company and its agents who acknowledge their responsibility to comply with this policy of confidentiality.

CONDUCT OF BUSINESS

A majority of the outstanding shares of common stock as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a "quorum." Your shares are counted as present at the meeting if you are present at the meeting and vote in person, a proxy card has been properly submitted by you or on your behalf, or you have submitted your proxy by telephone or by Internet, or by completing, signing, dating and returning your proxy form in the enclosed envelope. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. A "broker non-vote" is a share of common stock that is beneficially owned by a person or entity and held by a broker or other nominee, but for which the broker or other nominee lacks the discretionary authority to vote on certain matters and has not received voting instructions from the beneficial owner in respect of those specific matters.

VOTE REQUIRED FOR ELECTION AND APPROVAL

A plurality of the shares voted is required to elect directors. This means that the three nominees who receive the most votes will be elected. In counting votes on the election of directors, only votes cast "for" or "withheld" affect the outcome. All other matters require for approval the favorable vote of a majority of shares present or represented at the meeting and entitled to vote on the applicable matter. The results of Item 3, Advisory Resolution To Approve Executive Compensation, are not binding on the Board of Directors.

With respect to the election of directors, abstentions and broker non-votes will not be counted as votes cast and therefore will have no effect. With respect to all other matters to be voted on at the annual meeting, abstentions will have the same effect as votes "against" the matter, and broker non-votes, if applicable, will have no effect on Item 2 and Item 3. However, under NYSE rules, the total votes cast (including abstentions) on Item 4 must represent over 50% of all shares entitled to vote on Item 4. Because broker non-votes do not count as votes cast, broker non-votes will make it more difficult to achieve this requirement. Generally, broker non-votes occur when shares held by a broker in "street name" for a beneficial owner are not voted with respect to a particular proposal because (1) the broker has not received voting instructions from the beneficial owner, and (2) the broker lacks discretionary voting power to vote those shares. Brokers do not have discretionary authority with respect to any of the proposals except for the ratification of the independent registered public accounting firm.

VOTING RESULTS OF THE ANNUAL MEETING

The Company will announce preliminary voting results at the annual meeting and publish final results in a Form 8-K within four business days following the meeting. If final results are not known within four business days of the annual meeting, then the Company will file a Current Report on Form 8-K with the preliminary results and file an amended Current Report on Form 8-K within four business days of the availability of the final results.

ATTENDING THE ANNUAL MEETING

You may vote shares held directly in your name as the stockholder of record in person at the annual meeting. If you choose to vote in person, please bring the enclosed proxy card and proof of identification. Even if you plan to attend the annual meeting in person, Wolverine Worldwide recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the annual meeting. You may vote shares held in "street name" through a brokerage account or by a bank or other nominee in person if you obtain a proxy from the record holder giving you the right to vote the shares.

MANNER FOR VOTING PROXIES

The shares represented by all valid proxies received by telephone, by Internet or by mail will be voted in the manner specified. Where the shareholder has not indicated a specific choice, the shares represented by all valid proxies received will be voted in accordance with the Board's recommendations as follows: (1) for each of the nominees for directors named earlier in this proxy statement, (2) for ratification of the appointment of the independent registered public accounting firm, (3) for the advisory vote to approve executive compensation, and (4) for the approval of the Stock Incentive Plan of 2013. The Board has not received timely notice of any matter that may come before the annual meeting. However, should any matter not described above be properly presented at the annual meeting, the persons named in the proxy form will vote in accordance with their judgment as permitted.

REVOCATION OF PROXIES

A stockholder who gives a proxy may revoke it at any time before it is exercised by voting in person at the annual meeting, by delivering a subsequent proxy or by notifying the inspectors of election in writing of such revocation. If your Wolverine Worldwide shares are held for you in a brokerage, bank or other institutional account, you must obtain a proxy from that entity and bring it with you to hand in with your ballot, in order to be able to vote your shares at the meeting.

SOLICITATION OF PROXIES

The Company will pay the expenses of solicitation of proxies for the annual meeting. Solicitations may be made in person or by telephone, by officers and employees of the Company, or by nominees or other fiduciaries who may mail materials to or otherwise communicate with the beneficial owners of shares held by the nominees or other fiduciaries. These individuals will not be paid any additional compensation for any such solicitation. Upon request, the Company will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding material to beneficial owners of the Company's common stock. The Company has engaged Georgeson Inc. at an estimated cost of $9,000, plus expenses and disbursements, to assist in solicitation of proxies.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS SHARING AN ADDRESS

If you are the beneficial owner, but not the record holder, of shares of Wolverine Worldwide stock, your broker, bank or other nominee may only deliver one copy of this proxy statement and the Company's 2012 Annual Report to multiple stockholders who share an address, unless that nominee has received contrary instructions from one or more of the stockholders. The Company will deliver promptly, upon written or oral request, a separate copy of this proxy statement and its 2012 Annual Report to a stockholder at a shared address to which a single copy of the documents was delivered. A stockholder who wishes to receive a separate copy of the proxy statement and annual report, now or in the future, or stockholders who share an address and receive multiple copies of the proxy statement and annual report but would like to receive a single copy, should submit this request by writing to Investor Relations, Wolverine World Wide, Inc., 9341 Courtland Drive N.E., Rockford, Michigan 49351, or by calling (616) 866-5500 and asking for Investor Relations. Beneficial owners sharing an address who are receiving multiple copies of proxy materials and who wish to receive a single copy of such materials in the future should make a request directly to their broker, bank or other nominee.

ACCESS TO PROXY STATEMENT AND ANNUAL REPORT

Wolverine Worldwide's financial statements for the fiscal year ended December 29, 2012, are included in the Company's 2012 Annual Report, which the Company is providing to stockholders at the same time as this proxy statement. Wolverine Worldwide's Proxy Statement for the 2013 Annual Meeting of Stockholders and the Annual Report to Stockholders for the fiscal year ended December 29, 2012, are available at **www.wolverineworldwide.com/2013annualmeeting. If you have not received or do not have access to the 2012 Annual Report, write to Wolverine World Wide, Inc., 9341 Courtland Drive N.E., Rockford, Michigan 49351, Attn: Investor Relations or call (616) 866-5500 and ask for Investor Relations, and the Company will send a copy to you without charge.**

Appendix A

WOLVERINE WORLD WIDE, INC.
STOCK INCENTIVE PLAN OF 2013

1. Purpose

The purpose of the Wolverine World Wide, Inc. Stock Incentive Plan of 2013 (the "Plan") is to advance the interests of Wolverine World Wide, Inc. (the "Company") by stimulating the efforts of employees, officers, non-employee directors and other service providers, in each case who are selected to be participants, by heightening the desire of such persons to continue working toward and contributing to the success and progress of the Company. The Plan supersedes the Company's Stock Incentive Plan of 2010 (the "Prior Plan") with respect to future awards, and provides for the grant of Incentive and Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Stock Awards, any of which may be performance-based, and for Incentive Bonuses, which may be paid in cash or stock or a combination thereof, as determined by the Administrator. No new awards shall be issued under the Prior Plan after the approval of this Plan by the Company's stockholders.

2. Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) "Administrator" means the Administrator of the Plan in accordance with Section 19.

(c) "Award" means an Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Award or Incentive Bonus granted to a Participant pursuant to the provisions of the Plan, any of which the Administrator may structure to qualify in whole or in part as a Performance Award.

(d) "Award Agreement" means a written agreement or other instrument as may be approved from time to time by the Administrator implementing the grant of each Award. An Agreement may be in the form of an agreement to be executed by both the Participant and the Company (or an authorized representative of the Company) or certificates, notices or similar instruments as approved by the Administrator.

(e) "Board" means the board of directors of the Company.

(f) "Change in Control" unless otherwise defined in an Award, means (i) the failure of the Continuing Directors at any time to constitute at least a majority of the members of the Board; (ii) the acquisition by any Person other than an Excluded Holder of beneficial ownership (within the meaning of Rule 13d-3 issued under the Act) of 20% or more of the outstanding Shares or the combined voting power of the Company's outstanding securities entitled to vote generally in the election of directors; (iii) the consummation of a reorganization, merger, or consolidation of the Company, unless such reorganization, merger or consolidation is with or into a Permitted Successor; or (iv) a complete liquidation or dissolution of the Company or the sale or disposition of all or substantially all of the assets of the Company other than to a Permitted Successor.

(g) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issued thereunder.

(h) "Continuing Directors" mean the individuals constituting the Board as of the date this Plan was adopted and any subsequent directors whose election or nomination for election by the Company's stockholders was approved by a vote of three-quarters (3/4) of the individuals who are then Continuing Directors, but specifically excluding any individual whose initial assumption of office occurs as a result of either an actual or threatened solicitation subject to Rule 14a-12(c) of Regulation 14A issued under the Act or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board.

(i) "Company" means Wolverine World Wide, Inc., a Delaware corporation.

(j) "Disability" has the meaning set forth in the Company's long-term disability plan. The determination of the Administrator as to an individual's Disability shall be conclusive on all parties.

(k) "Employee Benefit Plan" means any plan or program established by the Company or a Subsidiary for the compensation or benefit of employees of the Company or any of its Subsidiaries.

(l) "Excluded Holder" means (i) any Person who at the time this Plan was adopted was the beneficial owner of 20% or more of the outstanding Shares; or (ii) the Company, a Subsidiary or any Employee Benefit Plan of the Company or a Subsidiary or any trust holding Shares or other securities pursuant to the terms of an Employee Benefit Plan.

(m) "Fair Market Value" means, as of any date, the closing price per share at which the Shares are sold in the regular way on the New York Stock Exchange (or any successor exchange that is the primary stock exchange for trading of Shares) or, if no Shares are traded on the New York Stock Exchange (or any successor exchange that is the primary stock exchange for trading of Shares) on the date in question, then for the next preceding date for which Shares were traded on the New York Stock Exchange (or any successor exchange that is the primary stock exchange for trading of Shares).

(n) "Incentive Bonus" means a bonus opportunity awarded under Section 10 pursuant to which a Participant may become entitled to receive an amount based on satisfaction of such performance criteria as are specified in the Award Agreement or otherwise.

(o) "Incentive Stock Option" means a stock option that is intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(p) "Nonemployee Director" means each person who is, or is elected to be, a member of the Board and who is not an employee of the Company or any Subsidiary.

(q) "Nonqualified Stock Option" means a stock option that is not intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(r) "Option" means an Incentive Stock Option and/or a Nonqualified Stock Option granted pursuant to Section 6 of the Plan.

(s) "Participant" means any individual described in Section 3 to whom Awards have been granted from time to time by the Administrator and any authorized transferee of such individual.

(t) "Permitted Successor" means a company that, immediately following the consummation of a transaction specified in clauses (iii) and (iv) of the definition of "Change in Control" above, satisfies each of the following criteria: (i) 50% or more of the outstanding common stock of the company and the combined voting power of the outstanding securities of the company entitled to vote generally in the election of directors (in each case determined immediately following the consummation of the applicable transaction) is beneficially owned, directly or indirectly, by all or substantially all of the Persons who were the beneficial owners of the Company's outstanding Shares and outstanding securities entitled to vote generally in the election of directors (respectively) immediately prior to the applicable transaction; (ii) no Person other than an Excluded Holder beneficially owns, directly or indirectly, 20% or more of the outstanding common stock of the company or the combined voting power of the outstanding securities of the company entitled to vote generally in the election of directors (for these purposes the term Excluded Holder shall include the company, any subsidiary of the company and any employee benefit plan of the company or any such subsidiary or any trust holding common stock or other securities of the company pursuant to the terms of any such employee benefit plan); and (iii) at least a majority of the board of directors of the company is comprised of Continuing Directors.

(u) "Person" has the same meaning as set forth in Sections 13(d) and 14(d)(2) of the Act.

(v) "Performance Award" means an Award, the grant, issuance, retention, vesting or settlement of which is subject to satisfaction of one or more Qualifying Performance Criteria established pursuant to Section 14.

(w) "Plan" means the Wolverine World Wide, Inc. Stock Incentive Plan of 2013 as set forth herein and as amended from time to time.

(x) "Qualifying Performance Criteria" has the meaning set forth in Section 14(b).

(y) "Restricted Stock" means Shares granted pursuant to Section 8 of the Plan.

(z) "Restricted Stock Unit" means an Award granted to a Participant pursuant to Section 8 pursuant to which Shares or cash in lieu thereof may be issued in the future.

(aa) "Retirement" means the voluntary Termination of Employment by a Participant after the Participant has attained (i) 50 years of age and seven years of service (as a director and/or an employee and/or officer of the Company or a Subsidiary), (ii) 62 years of age, or (iii) such other age or years of service as shall be determined by the Administrator or as otherwise may be set forth in the Award Agreement or other grant document with respect to a Participant and a particular Award.

(bb) "Share" means a share of the Company's common stock, par value $1.00, subject to adjustment as provided in Section 13.

(cc) "Stock Appreciation Right" means a right granted pursuant to Section 7 of the Plan that entitles the Participant to receive, in cash or Shares or a combination thereof, as determined by the Administrator, value equal to or otherwise based on the excess of (i) the Fair Market Value of a specified number of Shares at the time of exercise over (ii) the exercise price of the right, as established by the Administrator on the date of grant.

(dd) "Stock Award" means an award of Shares to a Participant pursuant to Section 9 of the Plan.

(ee) "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company where each of the corporations in the unbroken chain other than the last corporation owns stock possessing at least 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in the chain, and if specifically determined by the Administrator in the context other than with respect to Incentive Stock Options, may include an entity in which the Company has a significant ownership interest or that is directly or indirectly controlled by the Company.

(ff) "Substitute Awards" means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

(gg) "Termination of Employment" means ceasing to serve as a full-time employee of the Company and its Subsidiaries or, with respect to a Nonemployee Director or other service provider, ceasing to serve as such for the Company, except that with respect to all or any Awards held by a Participant (i) the Administrator may determine, subject to Section 6(d), that an approved leave of absence or approved employment on a less than full-time basis is not considered a Termination of Employment, (ii) the Administrator may determine that a transition of employment to service with a partnership, joint venture or corporation not meeting the requirements of a Subsidiary in which the Company or a Subsidiary is a party is not considered a Termination of Employment, (iii) unless otherwise determined by the Administrator, service as a member of the Board or other service provider shall not constitute continued employment with respect to Awards granted to a Participant while he or she served as an employee, and (iv) service as an employee of the Company or a Subsidiary shall constitute continued employment with respect to Awards granted to a Participant while he or she served as a member of the Board or other service provider. The Administrator shall determine whether any corporate transaction, such as a sale or spin-off of a division or subsidiary that employs a Participant, shall be deemed to result in a Termination of Employment with the Company and its Subsidiaries for purposes of any affected Participant's Options, and the Administrator's decision shall be final and binding.

3. Eligibility

Any person who is a current or prospective officer or employee of the Company or of any Subsidiary shall be eligible for selection by the Administrator for the grant of Awards hereunder. In addition, Nonemployee Directors and any other service providers who have been retained to provide consulting, advisory or other services to the Company or to any Subsidiary shall be eligible for the grant of Awards hereunder as determined by the Administrator. Options intending to qualify as Incentive Stock Options may only be granted to employees of the Company or any Subsidiary within the meaning of the Code, as selected by the Administrator.

4. Effective Date and Termination of Plan

This Plan was adopted by the Board as of February 6, 2013 (the "Effective Date"), provided that any grants made prior to the approval of the Plan by the Company's stockholders shall be subject to such approval. All Awards granted under this Plan are subject to, and may not be exercised before, the approval of this Plan by the stockholders prior to the first anniversary of the date the Board adopts the Plan, by the affirmative vote of the holders of a majority of the outstanding Shares of the Company present, or represented by proxy, and entitled to vote, at a meeting of the Company's stockholders or by written consent in accordance with the laws of the State of Delaware; provided that if such approval by the stockholders of the Company is not forthcoming, all Awards previously granted under this Plan shall be void. The Plan shall remain available for the grant of Awards until the tenth (10th) anniversary of the Effective Date. Notwithstanding the foregoing, the Plan may be terminated at such earlier time as the Board may determine. Termination of the Plan will not affect the rights and obligations of the Participants and the Company arising under Awards theretofore granted and then in effect.

5. Shares Subject to the Plan and to Awards

(a) Aggregate *Limits*. The aggregate number of Shares issuable pursuant to all Awards shall not exceed 5,600,000 plus any shares subject to outstanding awards under the Prior Plan that on or after the Effective Date cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and nonforfeitable shares); provided that any Shares granted under Options or Stock Appreciation Rights shall be counted against this limit on a one-for-one basis and any Shares granted as Awards other than Options or Stock Appreciation Rights shall be counted against this limit as two and six tenths (2.6) Shares for every one (1) Share subject to such Award. The aggregate number of Shares available for grant under this Plan and the number of Shares subject to outstanding Awards shall be subject to adjustment as provided in Section 13. The Shares issued pursuant to Awards granted under this Plan may be shares that are authorized and unissued or shares that were reacquired by the Company, including shares purchased in the open market.

(b) *Issuance of Shares*. For purposes of Section 5(a), the aggregate number of Shares issued under this Plan at any time shall equal only the number of Shares actually issued upon exercise or settlement of an Award. Notwithstanding the foregoing, Shares subject to an Award under the Plan may not again be made available for issuance under the Plan if such Shares are: (i) Shares that were subject to a stock-settled Stock Appreciation Right and were not issued upon the net settlement or net exercise of such Stock Appreciation Right, (ii) Shares used to pay the exercise price of an Option, (iii) Shares delivered to or withheld by the Company to pay the withholding taxes related an Award, or (iv) Shares repurchased on the open market with the proceeds of an Option exercise. Shares subject to Awards that have been canceled, expired, forfeited or otherwise not issued under an Award and Shares subject to Awards settled in cash shall not count as Shares issued under this Plan.

(c) *Tax Code Limits*. The aggregate number of Shares subject to Awards granted under this Plan during any calendar year to any one Participant shall not exceed 1,800,000, which number shall be calculated and adjusted pursuant to Section 13 only to the extent that such calculation or adjustment will not affect the status of any Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code but which number shall not count any tandem SARs (as defined in Section 7). The aggregate number of Shares that may be issued pursuant to the exercise of Incentive Stock Options granted under this Plan shall not exceed 1,800,000, which number shall be calculated and adjusted pursuant to Section 13 only to the extent that such calculation or adjustment will not affect the status of any option intended to qualify as an Incentive Stock Option under Section 422 of the Code. The maximum cash amount payable pursuant to that portion of an Incentive Bonus granted in any calendar year to any Participant under this Plan that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall not exceed $20,000,000.

(d) *Director Awards*. The aggregate number of Shares subject to Awards granted under this Plan during any calendar year to any one Nonemployee Director shall not exceed 50,000; provided, however, that in the calendar year in which a Nonemployee Director first joins the Board or is first designated as Independent Lead Director, the maximum number of shares subject to Awards granted to the Participant may be up to three hundred percent (300%) of the number of shares set forth in the foregoing limits.

(e) *Substitute Awards*. Substitute Awards shall not reduce the Shares authorized for issuance under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary combines, has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for issuance under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were employees, directors or other service providers of such acquired or combined company before such acquisition or combination.

6. Options

(a) *Option Awards.* Options may be granted at any time and from time to time prior to the termination of the Plan to Participants as determined by the Administrator. No Participant shall have any rights as a stockholder with respect to any Shares subject to Options hereunder until said Shares have been issued. Each Option shall be evidenced by an Award Agreement. Options granted pursuant to the Plan need not be identical but each Option must contain and be subject to the terms and conditions set forth below.

(b) *Price.* The Administrator will establish the exercise price per Share under each Option, which, in no event will be less than the Fair Market Value of the Shares on the date of grant; provided, however, that the exercise price per Share with respect to an Option that is granted in connection with a merger or other acquisition as a substitute or replacement award for options held by optionees of the acquired entity may be less than 100% of the Fair Market Value of the Shares on the date such Option is granted if such exercise price is based on a formula set forth in the terms of the options held by such optionees or in the terms of the agreement providing for such merger or other acquisition. The exercise price of any Option may be paid in Shares, cash or a combination thereof, as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the Shares issuable under an Option, the delivery of previously owned Shares and withholding of Shares deliverable upon exercise, or in such other form as is acceptable to the Administrator.

(c) *No Repricing without Stockholder Approval.* Other than in connection with a change in the Company's capitalization (as described in Section 13) the exercise price of an Option may not be reduced without stockholder approval (including canceling previously awarded Options and regranting them with a lower exercise price).

(d) *Provisions Applicable to Options.* The date on which Options become exercisable shall be determined at the sole and absolute discretion of the Administrator and set forth in an Award Agreement. Unless provided otherwise in the applicable Award Agreement, to the extent that the Administrator determines that an approved leave of absence or employment on a less than full-time basis is not a Termination of Employment, the vesting period and/or exercisability of an Option shall be adjusted by the Administrator during or to reflect the effects of any period during which the Participant is on an approved leave of absence or is employed on a less than full-time basis.

(e) *Term of Options and Termination of Employment*: The Administrator shall establish the term of each Option, which in no case shall exceed a period of ten (10) years from the date of grant. Unless an Option earlier expires upon the expiration date established pursuant to the foregoing sentence, upon the Participant's Termination of Employment, his or her rights to exercise an Option then held shall be only as follows, unless the Administrator specifies otherwise:

(f) *General.* If a Participant's Termination of Employment is for any reason other than the Participant's death, Disability, Retirement or termination for cause, Options granted to the Participant may continue to be exercised in accordance with their terms for a period of three (3) months after such Termination of Employment, but only to the extent the Participant was entitled to exercise the Options on the date of such termination.

(g) *Death.* If a Participant dies either while an employee or officer of the Company or a Subsidiary or member of the Board, or after the Termination of Employment other than for cause but during the time when the Participant could have exercised an Option, the Options issued to such Participant shall become fully vested and exercisable by the personal representative of such Participant or other successor to the interest of the Participant for one year after the Participant's death.

(h) *Disability.* If a Participant's Termination of Employment is due to Disability, then all of the Participant's Options shall immediately fully vest, and the Options held by the Participant at the time of such Termination of Employment shall be exercisable by the Participant or the personal representative of such Participant for one year following such Termination of Employment.

(i) *Participant Retirement.* Upon a Participant's Retirement as an employee or officer of the Company and its Subsidiaries or Retirement from service as a member of the Board, then all of the Participant's Options shall immediately fully vest, and the Options held by the Participant at the time of such Retirement shall be exercisable by the Participant or the personal representative of such Participant during the remaining term of the Options.

(j) *Termination for Cause.* If a Participant is terminated for cause, the Participant shall have no further right to exercise any Options previously granted. The Administrator or officers designated by the Administrator shall determine whether a termination is for cause.

(k) *Incentive Stock Options.* Notwithstanding anything to the contrary in this Section 6, in the case of the grant of an Option intending to qualify as an Incentive Stock Option: (i) if the Participant owns stock possessing more than 10 percent of the combined voting power of all classes of stock of the Company, the exercise price of such Option must be at least 110 percent of the Fair Market Value of the Shares on the date of grant and the Option must expire within a period of not more than five (5) years from the date of grant, and (ii) Termination of Employment will occur when the person to whom an Award was granted ceases to be an employee (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company and its Subsidiaries. Notwithstanding anything in this Section 6 to the contrary, options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and will be deemed to be Nonqualified Stock Options) to the extent that either (a) the aggregate Fair Market Value of Shares (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Subsidiary) exceeds $100,000, taking Options into account in the order in which they were granted, or (b) such Options otherwise remain exercisable but are not exercised within three (3) months of Termination of Employment (or such other period of time provided in Section 422 of the Code).

7. Stock Appreciation Rights

Stock Appreciation Rights may be granted to Participants from time to time either in tandem with or as a component of other Awards granted under the Plan ("tandem SARs") or not in conjunction with other Awards ("freestanding SARs") and may, but need not, relate to a specific Option granted under Section 6. The provisions of Stock Appreciation Rights need not be the same with respect to each grant or each recipient. Any Stock Appreciation Right granted in tandem with an Award may be granted at the same time such Award is granted or at any time thereafter before exercise or expiration of such Award. All freestanding SARs shall be granted subject to the same terms and conditions applicable to Options as set forth in Section 6 and all tandem SARs shall have the same exercise price, vesting, exercisability, forfeiture and termination provisions as the Award to which they relate. Subject to the provisions of Section 6 and the immediately preceding sentence, the Administrator may impose such other conditions or restrictions on any Stock Appreciation Right as it shall deem appropriate. Stock Appreciation Rights may be settled in Shares, cash or a combination thereof, as determined by the Administrator and set forth in the applicable Award Agreement. Other than in connection with a change in the Company's capitalization (as described in Section 13) the exercise price of Stock Appreciation Rights may not be reduced without stockholder approval (including canceling previously awarded Stock Appreciation Rights and regranting them with a lower exercise price).

8. Restricted Stock and Restricted Stock Units

(a) *Restricted Stock and Restricted Stock Unit Awards.* Restricted Stock and Restricted Stock Units may be granted at any time and from time to time prior to the termination of the Plan to Participants as determined by the Administrator. Restricted Stock is an award or issuance of Shares the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or performance conditions) and terms as the Administrator deems appropriate. Restricted Stock Units are Awards denominated in units of Shares under which the issuance of Shares is subject to such conditions (including continued employment or performance conditions) and terms as the Administrator deems appropriate.

Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement. Unless determined otherwise by the Administrator, each Restricted Stock Unit will be equal to one Share and will entitle a Participant to either the issuance of Shares or payment of an amount of cash determined with reference to the value of Shares. To the extent determined by the Administrator, Restricted Stock and Restricted Stock Units may be satisfied or settled in Shares, cash or a combination thereof. Restricted Stock and Restricted Stock Units granted pursuant to the Plan need not be identical but each grant of Restricted Stock and Restricted Stock Units must contain and be subject to the terms and conditions set forth below.

(b) *Contents of Agreement*. Each Award Agreement shall contain provisions regarding (i) the number of Shares or Restricted Stock Units subject to such Award or a formula for determining such number, (ii) the purchase price of the Shares, if any, and the means of payment, (iii) the performance criteria, if any, and level of achievement versus these criteria that shall determine the number of Shares or Restricted Stock Units granted, issued, retainable and/or vested, (iv) such terms and conditions on the grant, issuance, vesting and/or forfeiture of the Shares or Restricted Stock Units as may be determined from time to time by the Administrator, (v) the term of the performance period, if any, as to which performance will be measured for determining the number of such Shares or Restricted Stock Units, and (vi) restrictions on the transferability of the Shares or Restricted Stock Units. Shares issued under a Restricted Stock Award may be issued in the name of the Participant and held by the Participant or held by the Company, in each case as the Administrator may provide.

(c) *Vesting and Performance Criteria*. The grant, issuance, retention, vesting and/or settlement of shares of Restricted Stock and Restricted Stock Units will occur when and in such installments as the Administrator determines or under criteria the Administrator establishes, which may include Qualifying Performance Criteria. Notwithstanding anything in this Plan to the contrary, the performance criteria for any Restricted Stock or Restricted Stock Unit that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code will be a measure based on one or more Qualifying Performance Criteria selected by the Administrator and specified when the Award is granted.

(d) *Termination of Employment*. Unless the Administrator provides otherwise:

(i) *General*. In the event of Termination of Employment for any reason other than death, Disability or Retirement, any Restricted Stock or Restricted Stock Units still subject in full or in part to restrictions at the date of such Termination of Employment shall automatically be forfeited and returned to the Company.

(ii) *Death, Retirement or Disability*. In the event a Participant's Termination of Employment is because of death, Disability or Retirement, the restrictions remaining on any or all Shares remaining subject to a Restricted Stock or Restricted Stock Unit Award shall lapse.

(e) *Discretionary Adjustments and Limits*. Subject to the limits imposed under Section 162(m) of the Code for Awards that are intended to qualify as "performance-based compensation," notwithstanding the satisfaction of any performance goals, the number of Shares granted, issued, retainable and/or vested under an Award of Restricted Stock or Restricted Stock Units on account of either financial performance or personal performance evaluations may, to the extent specified in the Award Agreement, be reduced, but not increased, by the Administrator on the basis of such further considerations as the Administrator shall determine.

(f) *Voting Rights*. Unless otherwise determined by the Administrator, Participants holding shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those shares during the period of restriction. Participants shall have no voting rights with respect to Shares underlying Restricted Stock Units unless and until such Shares are reflected as issued and outstanding shares on the Company's stock ledger.

(g) *Dividends and Distributions*. Participants in whose name Restricted Stock is granted shall be entitled to receive all dividends and other distributions paid with respect to those Shares, unless determined otherwise by the Administrator. The Administrator will determine whether any such dividends or distributions will be automatically reinvested in additional shares of Restricted Stock and subject to the same restrictions on transferability as the Restricted Stock with respect to which they were distributed or whether such dividends or distributions will be paid in cash. Shares underlying Restricted Stock Units shall be entitled to dividends or dividend equivalents only to the extent provided by the Administrator.

(h) *Payment of Restricted Stock Units.* In all events, unless payment with respect to a Restricted Stock Unit is deferred in a manner consistent with Section 409A of the Code, the Shares and/or cash underlying such Restricted Stock Unit shall be paid to the Participant no later than two and one-half months following the end of the year in which the Restricted Stock Unit is no longer subject to a substantial risk of forfeiture.

(i) *Legending of Restricted Stock.* The Administrator may also require that certificates representing shares of Restricted Stock be retained and held in escrow by a designated employee or agent of the Company or any Subsidiary until any restrictions applicable to shares of Restricted Stock so retained have been satisfied or lapsed. Any certificates evidencing shares of Restricted Stock awarded pursuant to the Plan shall bear the following legend:

The shares represented by this certificate were issued subject to certain restrictions under the Wolverine World Wide, Inc. Stock Incentive Plan of 2013 (the "Plan"). This certificate is held subject to the terms and conditions contained in a restricted stock agreement that includes a prohibition against the sale or transfer of the stock represented by this certificate except in compliance with that agreement and that provides for forfeiture upon certain events. Copies of the Plan and the restricted stock agreement are on file in the office of the Secretary of the Company.

9. Stock Awards

(a) *Grant.* Stock Awards may be granted at any time and from time to time prior to the termination of the Plan to Participants as determined by the Administrator. Stock Awards shall be subject to such terms and conditions, consistent with the other provisions of the Plan, as may be determined by the Administrator.

(b) *Rights as a Stockholder.* A Participant shall have all voting, dividend, liquidation and other rights with respect to Shares issued to the Participant as a Stock Award under this Section 9 upon the Participant becoming the holder of record of the Shares granted pursuant to such Stock Award; provided, that the Administrator may impose such restrictions on the assignment or transfer of Shares awarded pursuant to a Stock Award as it considers appropriate.

10. Incentive Bonuses

(a) *General.* Each Incentive Bonus Award will confer upon the Participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period of not less than one year.

(b) *Incentive Bonus Document.* Unless otherwise determined by the Administrator, the terms of any Incentive Bonus will be set forth in an Award Agreement. Each Award Agreement evidencing an Incentive Bonus shall contain provisions regarding (i) the target and maximum amount payable to the Participant as an Incentive Bonus, (ii) the performance criteria and level of achievement versus these criteria that shall determine the amount of such payment, (iii) the term of the performance period as to which performance shall be measured for determining the amount of any payment, (iv) the timing of any payment earned by virtue of performance, (v) restrictions on the alienation or transfer of the Incentive Bonus prior to actual payment, (vi) forfeiture provisions and (vii) such further terms and conditions, in each case not inconsistent with this Plan as may be determined from time to time by the Administrator.

(c) *Performance Criteria.* The Administrator shall establish the performance criteria and level of achievement versus these criteria that shall determine the target and maximum amount payable under an Incentive Bonus, which criteria may be based on financial performance and/or personal performance evaluations. The Administrator may specify the percentage of the target Incentive Bonus that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code. Notwithstanding anything to the contrary herein, the performance criteria for any portion of an Incentive Bonus that is intended by the Administrator to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall be a measure based on one or more Qualifying Performance Criteria (as defined in Section 14(b)) selected by the Administrator and specified at the time the Incentive Bonus is granted. The Administrator shall certify the extent to which any Qualifying Performance Criteria has been satisfied, and the amount payable as a result thereof, prior to payment of any Incentive Bonus that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code.

(d) *Timing and Form of Payment.* The Administrator shall determine the timing of payment of any Incentive Bonus. Payment of the amount due under an Incentive Bonus may be made in cash or in Shares, as determined by the Administrator. The Administrator may provide for or, subject to such terms and conditions as the Administrator may specify, may permit a Participant to elect for the payment of any Incentive Bonus to be deferred to a specified date or event. In all events, unless payment of an Incentive Bonus is deferred in a manner consistent with Section 409A of the Code, any Incentive Bonus shall be paid to the Participant no later than two and one-half months following the end of the year in which the Incentive Bonus is no longer subject to a substantial risk of forfeiture.

(e) *Discretionary Adjustments.* Notwithstanding satisfaction of any performance goals, the amount paid under an Incentive Bonus on account of either financial performance or personal performance evaluations may, to the extent specified in the Award Agreement or other document evidencing the Award, be reduced, but not increased, by the Administrator on the basis of such further considerations as the Administrator shall determine.

11. Deferral of Gains

The Administrator may, in an Award Agreement or otherwise, provide for the deferred delivery of Shares upon settlement, vesting or other events with respect to Restricted Stock or Restricted Stock Units, or in payment or satisfaction of an Incentive Bonus. Notwithstanding anything herein to the contrary, in no event will any deferral of the delivery of Shares or any other payment with respect to any Award be allowed if the Administrator determines, in its sole and absolute discretion, that the deferral would result in the imposition of the additional tax under Section 409A(a)(1)(B) of the Code. No award shall provide for deferral of compensation that does not comply with Section 409A of the Code, unless the Board, at the time of grant, specifically provides that the Award is not intended to comply with Section 409A of the Code. The Company shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Board.

12. Conditions and Restrictions Upon Securities Subject to Awards

The Administrator may provide that the Shares issued upon exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Administrator in its sole and absolute discretion may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including without limitation, conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Shares issued upon exercise, vesting or settlement of such Award (including the actual or constructive surrender of Shares already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any Shares issued under an Award, including without limitation (i) restrictions under an insider trading policy or pursuant to applicable law, (ii) restrictions designed to delay and/or coordinate the timing and manner of sales by Participant and holders of other Company equity compensation arrangements, (iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers and (iv) provisions requiring Shares to be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

13. Adjustment of and Changes in the Stock

(a) *General.* The number and kind of Shares available for issuance under this Plan (including under any Awards then outstanding), and the number and kind of Shares subject to the limits set forth in Section 5 of this Plan, shall be equitably adjusted by the Administrator to reflect any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution of securities, property or cash (other than regular, quarterly cash dividends), or any other event or transaction that affects the number or kind of Shares outstanding. Such adjustment may be designed to comply with Sections 409A and 424 of the Code as applicable, or, except as otherwise expressly provided in Section 5(c) of this Plan, may be designed to treat the Shares available under the Plan and subject to Awards as if they were all outstanding on the record date for such event or transaction or to increase the number of such Shares to reflect a deemed reinvestment in Shares of the amount distributed to the Company's securityholders. The terms of any outstanding Award shall also be equitably adjusted by the Administrator as to price, number or kind of Shares subject to such Award, vesting, and other terms to reflect the foregoing events, which adjustments need not be uniform as between different Awards or different types of Awards.

In the event there shall be any other change in the number or kind of outstanding Shares, or any stock or other securities into which such Shares shall have been changed, or for which it shall have been exchanged, by reason of a change of control, other merger, consolidation or otherwise, then the Administrator shall determine the appropriate and equitable adjustment to be effected. In addition, in the event of such change described in this paragraph, the Administrator may accelerate the time or times at which any Award may be exercised and may provide for cancellation of such accelerated Awards that are not exercised within a time prescribed by the Administrator in its sole and absolute discretion.

No right to purchase fractional shares shall result from any adjustment in Awards pursuant to this Section 13. In case of any such adjustment, the Shares subject to the Award shall be rounded up to the nearest whole share for Awards other than Options and Stock Appreciation Rights, and shall be rounded down to the nearest whole Share with respect to Options and Stock Appreciation Rights. The Company shall notify Participants holding Awards subject to any adjustments pursuant to this Section 13 of such adjustment, but (whether or not notice is given) such adjustment shall be effective and binding for all purposes of the Plan.

(b) *Change in Control.* The Administrator may determine the effect of a Change in Control on outstanding Awards in a manner that, in the Administrator's reasonable discretion, is fair and equitable to Participants. Such effects, which need not be the same for every Participant, may include, without limitation: (x) the substitution for the Shares subject to any outstanding Award, or portion thereof, of stock or other securities of the surviving corporation or any successor corporation to the Company, or a parent or subsidiary thereof, in which event the aggregate purchase or exercise price, if any, of such Award, or portion thereof, shall remain the same, and/or (y) the conversion of any outstanding Award, or portion thereof, into a right to receive cash or other property upon or following the consummation of the Change in Control in an amount equal to the value of the consideration to be received by holders of Shares in connection with such transaction for one Share, less the per share purchase or exercise price of such Award, if any, multiplied by the number of Shares subject to such Award, or a portion thereof. Notwithstanding the foregoing, unless otherwise determined by the Administrator, Awards shall be treated as follows in connection with a Change in Control:

(i) *Acceleration of Vesting.* Without action by the Administrator or the Board: (a) all outstanding Options and Stock Appreciation Rights shall become immediately exercisable in full and shall remain exercisable during the remaining terms thereof, regardless of whether the Participants to whom such Options and Stock Appreciation Rights have been granted remain in the employ or service of the Company or any Subsidiary; and (b) all other outstanding Awards shall become immediately fully vested and exercisable and nonforfeitable; and

(ii) *Cash Payment for Stock Options/Stock Appreciation Rights.* Without the consent of any Participant affected thereby, the Administrator may determine that some or all Participants holding outstanding Options and/or Stock Appreciation Rights shall receive, with respect to some or all of the Shares subject to such Options and/or Stock Appreciation Rights, as of the effective date of any such Change in Control of the Company, cash in an amount equal to the greater of the excess of (A) the highest sales price of the shares on the New York Stock Exchange (or any successor exchange that is the primary stock exchange for trading of Shares) on the date immediately prior to the effective date of such Change in Control of the Company or (B) the highest price per share actually paid in connection with any Change in Control of the Company over the exercise price per share of such Options and/or Stock Appreciation Rights.

14. Qualifying Performance-Based Compensation

(a) *General.* The Administrator may establish performance criteria and level of achievement versus such criteria that shall determine the number of Shares to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an Award, which criteria may be based on Qualifying Performance Criteria or other standards of financial performance and/or personal performance evaluations. In addition, the Administrator may specify that an Award or a portion of an Award is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code, provided that the performance criteria for such Award or portion of an Award that is intended by the Administrator to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall be a measure based on one or more Qualifying Performance Criteria selected by the Administrator and specified at the time the Award is granted. The Administrator shall certify the extent to which any Qualifying Performance Criteria has been satisfied, and the amount payable as a result thereof, prior to payment, settlement or vesting of any Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code.

(b) *Qualifying Performance Criteria*. For purposes of this Plan, the term "Qualifying Performance Criteria" shall mean any one or more of the following performance criteria, or derivations of such performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or Subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Administrator: (i) net earnings or earnings per share (including earnings before interest, taxes, depreciation and/or amortization), (ii) income, net income or operating income, (iii) revenues, (iv) net sales, (v) return on sales, (vi) return on equity, (vii) return on capital (including return on total capital or return on invested capital), (viii) return on assets or net assets, (ix) earnings per share, (x) economic value added measurements, including BVA, (xi) return on invested capital, (xii) return on operating revenue, (xiii) cash flow (before or after dividends), (xiv) stock price, (xv) total stockholder return, (xvi) market capitalization, (xvii) economic value added, (xviii) debt leverage (debt to capital), (xix) operating profit or net operating profit, (xx) operating margin or profit margin, (xxi) cash from operations, (xxii) market share, (xxiii) product development or release schedules, (xxiv) new product innovation, (xxv) cost reductions, (xxvi) customer service, or (xxvii) customer satisfaction. To the extent consistent with Section 162(m) of the Code, the Administrator (A) may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the disposal of a segment of a business or related to a change in accounting principle all as determined in accordance with applicable accounting provisions, as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles or identified in the Company's financial statements or notes to the financial statements, and (B) may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to exclude any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation, claims, judgments or settlements, (iii) the effect of changes in tax law or other such laws or provisions affecting reported results, and (iv) accruals of any amounts for payment under this Plan or any other compensation arrangement maintained by the Company.

15. Transferability

Unless the Administrator determines otherwise, each Award may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by a Participant other than by will or the laws of descent and distribution, and each Option or Stock Appreciation Right shall be exercisable only by the Participant during his or her lifetime. To the extent permitted by the Administrator, the person to whom an Award is initially granted (the "Grantee") may transfer an Award to any "family member" of the Grantee (as such term is defined in Section 1(a)(5) of the General Instructions to Form S-8 under the Securities Act of 1933, as amended ("Form S-8")), to trusts solely for the benefit of such family members and to partnerships in which such family members and/or trusts are the only partners; provided that, (i) as a condition thereof, the transferor and the transferee must execute a written agreement containing such terms as specified by the Administrator, and (ii) the transfer is pursuant to a gift or a domestic relations order to the extent permitted under the General Instructions to Form S-8. Except to the extent specified otherwise in the agreement the Administrator provides for the Grantee and transferee to execute, all vesting, exercisability and forfeiture provisions that are conditioned on the Grantee's continued employment or service shall continue to be determined with reference to the Grantee's employment or service (and not to the status of the transferee) after any transfer of an Award pursuant to this Section 15, and the responsibility to pay any taxes in connection with an Award shall remain with the Grantee notwithstanding any transfer other than by will or intestate succession.

16. Suspension or Termination of Awards

Except as otherwise provided by the Administrator, if at any time (including after a notice of exercise has been delivered or an award has vested) the Company's chief executive officer or any other person designated by the Administrator (each such person, an "Authorized Officer") reasonably believes that a Participant may have committed an Act of Misconduct as described in this Section 16, the Authorized Officer, Administrator or the Board may suspend the Participant's rights to exercise any Option, to vest in an Award, and/or to receive payment for or receive Shares in settlement of an Award pending a determination of whether an Act of Misconduct has been committed.

If the Administrator or an Authorized Officer determines a Participant has committed an act of embezzlement, fraud, dishonesty, nonpayment of any obligation owed to the Company or any Subsidiary, breach of fiduciary duty, or deliberate disregard of the Company or Subsidiary rules resulting in loss, damage or injury to the Company or any Subsidiary, or if a Participant makes an unauthorized disclosure of any Company or Subsidiary trade secret or confidential information, solicits any employee or service provider to leave the employ or cease providing services to the Company or any Subsidiary, breaches any intellectual property or assignment of inventions covenant, engages in any conduct constituting unfair competition, breaches any non-competition agreement, induces any Company or Subsidiary customer to breach a contract with the Company or any Subsidiary or to cease doing business with the Company or any Subsidiary, or induces any principal for whom the Company or any Subsidiary acts as agent to terminate such agency relationship (any of the foregoing acts, an "Act of Misconduct"), then except as otherwise provided by the Administrator, including through any agreement approved by the Administrator, (i) neither the Participant nor his or her estate nor transferee shall be entitled to exercise any Option or Stock Appreciation Right whatsoever, vest in or have the restrictions on an Award lapse, or otherwise receive payment of an Award, (ii) the Participant will forfeit all outstanding Awards and (iii) the Participant may be required, at the Administrator's sole and absolute discretion, to return and/or repay to the Company any then unvested Shares previously issued under the Plan. In making such determination, the Administrator or an Authorized Officer shall give the Participant an opportunity to appear and present evidence on his or her behalf at a hearing before the Administrator or its designee or an opportunity to submit written comments, documents, information and arguments to be considered by the Administrator.

17. Compliance with Laws and Regulations

This Plan, the grant, issuance, vesting, exercise and settlement of Awards thereunder, and the obligation of the Company to sell, issue or deliver Shares under such Awards, shall be subject to all applicable foreign, federal, state and local laws, rules and regulations, stock exchange rules and regulations, and to such approvals by any governmental or regulatory agency as may be required. The Company shall not be required to register in a Participant's name or deliver any Shares prior to the completion of any registration or qualification of such shares under any foreign, federal, state or local law or any ruling or regulation of any government body which the Administrator shall determine to be necessary or advisable. To the extent the Company is unable to or the Administrator deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, the Company and its Subsidiaries shall be relieved of any liability with respect to the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained. No Option shall be exercisable and no Shares shall be issued and/or transferable under any other Award unless a registration statement with respect to the Shares underlying such Option is effective and current or the Company has determined that such registration is unnecessary.

In the event an Award is granted to or held by a Participant who is employed or providing services outside the United States, the Administrator may, in its sole and absolute discretion, modify the provisions of the Plan or of such Award as they pertain to such individual to comply with applicable foreign law or to recognize differences in local law, currency or tax policy. The Administrator may also impose conditions on the grant, issuance, exercise, vesting, settlement or retention of Awards in order to comply with such foreign law and/or to minimize the Company's obligations with respect to tax equalization for Participants employed outside their home country.

18. Withholding

To the extent required by applicable federal, state, local or foreign law, a Participant shall be required to satisfy, in a manner satisfactory to the Company, any withholding tax obligations that arise by reason of an Option exercise, disposition of Shares issued under an Incentive Stock Option, the vesting of or settlement of an Award, an election pursuant to Section 83(b) of the Code or otherwise with respect to an Award. To the extent a Participant makes an election under Section 83(b) of the Code, within ten days of filing such election with the Internal Revenue Service, the Participant must notify the Company in writing of such election. The Company and its Subsidiaries shall not be required to issue Shares, make any payment or to recognize the transfer or disposition of Shares until all such obligations are satisfied. The Administrator may provide for or permit these obligations to be satisfied through the mandatory or elective sale of Shares and/or by having the Company withhold a portion of the Shares that otherwise would be issued to him or her upon exercise of the Option or the vesting or settlement of an Award, or by tendering Shares previously acquired.

19. Administration of the Plan

(a) *Administrator of the Plan.* The Plan shall be administered by the Administrator who shall be the Compensation Committee of the Board or, in the absence of a Compensation Committee, the Board itself. Any power of the Administrator may also be exercised by the Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Act or cause an Award designated as a Performance Award not to qualify for treatment as performance-based compensation under Section 162(m) of the Code. To the extent that any permitted action taken by the Board conflicts with action taken by the Administrator, the Board action shall control. The Compensation Committee may by resolution authorize one or more officers of the Company to perform any or all things that the Administrator is authorized and empowered to do or perform under the Plan, and for all purposes under this Plan, such officer or officers shall be treated as the Administrator; provided, however, that no such officer shall designate himself or herself as a recipient of any Awards granted under authority delegated to such officer. The Compensation Committee hereby designates the Company's chief executive officer, the Company's chief financial officer, the Secretary of the Company, and the head of the Company's human resource function to assist the Administrator in the administration of the Plan and execute agreements evidencing Awards made under this Plan or other documents entered into under this Plan on behalf of the Administrator or the Company. In addition, the Compensation Committee may delegate any or all aspects of the day-to-day administration of the Plan to one or more officers or employees of the Company or any Subsidiary, and/or to one or more agents.

(b) *Powers of Administrator*. Subject to the express provisions of this Plan, the Administrator shall be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of this Plan, including, without limitation: (i) to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein; (ii) to determine which persons are Participants, to which of such Participants, if any, Awards shall be granted hereunder and the timing of any such Awards; (iii) to grant Awards to Participants and determine the terms and conditions thereof, including the number of Shares subject to Awards and the exercise or purchase price of such Shares and the circumstances under which Awards become exercisable or vested or are forfeited or expire, which terms may but need not be conditioned upon the passage of time, continued employment, the satisfaction of performance criteria, the occurrence of certain events (including a Change in Control), or other factors; (iv) to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Award; (v) to prescribe and amend the terms of the agreements or other documents evidencing Awards made under this Plan (which need not be identical) and the terms of or form of any document or notice required to be delivered to the Company by Participants under this Plan; (vi) to determine the extent to which adjustments are required pursuant to Section 13; (vii) to interpret and construe this Plan, any rules and regulations under this Plan and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions if the Administrator, in good faith, determines that it is necessary to do so in light of extraordinary circumstances and for the benefit of the Company; (viii) to approve corrections in the documentation or administration of any Award; and (ix) to make all other determinations deemed necessary or advisable for the administration of this Plan. The Administrator may, in its sole and absolute discretion, without amendment to the Plan, waive or amend the operation of Plan provisions respecting exercise after termination of employment or service to the Company or an Affiliate and, except as otherwise provided herein, adjust any of the terms of any Award. The Administrator may also (A) accelerate the date on which any Award granted under the Plan becomes exercisable or (B) accelerate the vesting date or waive or adjust any condition imposed hereunder with respect to the vesting or exercisability of an Award, provided that the Administrator, in good faith, determines that such acceleration, waiver or other adjustment is necessary or desirable in light of extraordinary circumstances. Notwithstanding anything in the Plan to the contrary, no Award outstanding under the Plan may be repriced, regranted through cancellation or otherwise amended to reduce the exercise price applicable thereto (other than with respect to adjustments made in connection with a transaction or other change in the Company's capitalization as described in Section 13) without the approval of the Company's stockholders.

(c) *Determinations by the Administrator*. All decisions, determinations and interpretations by the Administrator regarding the Plan, any rules and regulations under the Plan and the terms and conditions of or operation of any Award granted hereunder, shall be final and binding on all Participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award. The Administrator shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

(d) *Subsidiary Awards*. In the case of a grant of an Award to any Participant employed by a Subsidiary, such grant may, if the Administrator so directs, be implemented by the Company issuing any subject Shares to the Subsidiary, for such lawful consideration as the Administrator may determine, upon the condition or understanding that the Subsidiary will transfer the

Shares to the Participant in accordance with the terms of the Award specified by the Administrator pursuant to the provisions of the Plan. Notwithstanding any other provision hereof, such Award may be issued by and in the name of the Subsidiary and shall be deemed granted on such date as the Administrator shall determine.

(e) *Indemnification of Administrator*. Neither any member nor former member of the Administrator nor any individual to whom authority is or has been delegated shall be personally responsible or liable for any act or omission in connection with the performance of powers or duties or the exercise of discretion or judgment in the administration and implementation of the Plan. Each person who is or shall have been a member of the Administrator shall be indemnified and held harmless by the Company from and against any cost, liability or expense imposed or incurred in connection with such person's or the Administrator's taking or failing to take any action under the Plan. Each such person shall be justified in relying on information furnished in connection with the Plan's administration by any employee, officer, agent or expert employed or retained by the Administrator or the Company.

20. Amendment of the Plan or Awards

The Board may amend, alter or discontinue this Plan and the Administrator may amend or alter any agreement or other document evidencing an Award made under this Plan but, except as provided pursuant to the provisions of Section 13, no such amendment shall, without the approval of the stockholders of the Company:

» increase the maximum number of Shares for which Awards may be granted under this Plan;

» reduce the price at which Options or Stock Appreciation Rights may be granted below the price provided for in Section 6(a);

» reduce the exercise price of outstanding Options or Stock Appreciation Rights;

» extend the term of this Plan;

» change the class of persons eligible to be Participants;

» otherwise amend the Plan in any manner requiring stockholder approval by law or under the New York Stock Exchange listing requirements (or the listing requirements of any successor exchange that is the primary stock exchange for trading of Shares); or

» increase the individual maximum limits in Sections 5(c) and (d).

No amendment or alteration to the Plan or an Award or Award Agreement shall be made which would impair the rights of the holder of an Award, without such holder's consent, provided that no such consent shall be required if the Administrator determines in its sole and absolute discretion and prior to the date of any Change in Control that such amendment or alteration either is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard. In addition, the Plan may not be amended in any way that causes the Plan to fail to comply with or be exempt from Section 409A of the Code, unless the Board expressly determines to amend the Plan to be subject to Section 409A of the Code.

21. No Liability of Company

The Company and any Subsidiary or affiliate which is in existence or hereafter comes into existence shall not be liable to a Participant or any other person as to: (a) the non-issuance or sale of Shares as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder; and (b) any tax consequence expected, but not realized, by any Participant or other person due to the receipt, exercise or settlement of any Award granted hereunder.

22. Non-Exclusivity of Plan

Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Administrator to adopt such other incentive arrangements as either may deem desirable, including without limitation, the granting of restricted stock or stock options otherwise than under this Plan or an arrangement not intended to qualify under Code Section 162(m), and such arrangements may be either generally applicable or applicable only in specific cases.

23. Governing Law

This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of Delaware and applicable federal law. Any reference in this Plan or in the agreement or other document evidencing any Awards to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

24. No Right to Employment, Reelection or Continued Service

Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Subsidiaries and/or its affiliates to terminate any Participant's employment, service on the Board or service for the Company at any time or for any reason not prohibited by law, nor shall this Plan or an Award itself confer upon any Participant any right to continue his or her employment or service for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, any Subsidiary and/or its affiliates. Subject to Sections 4 and 20, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Board without giving rise to any liability on the part of the Company, its Subsidiaries and/or its affiliates.

25. Unfunded Plan

The Plan is intended to be an unfunded plan. Participants are and shall at all times be general creditors of the Company with respect to their Awards. If the Administrator or the Company chooses to set aside funds in a trust or otherwise for the payment of Awards under the Plan, such funds shall at all times be subject to the claims of the creditors of the Company in the event of its bankruptcy or insolvency.

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The Power of Our Portfolio

Footwear News
Achievement
Award Winner

Company of the Year

WOLVERINE
worldwide



One of the

Top 40 Companies for Leaders

– *CEO Magazine*, 2012

Winner of 3

Footwear Plus

Plus Awards

Company of the Year

Wolverine brand
for Work

Sperry Top-Sider
for Men's Street





Originating in the water as a river guide's seasonal shoe, Chaco has always been fit for adventure. Today, Chaco is emerging from the water to offer a year-round program of shoes that follow the "healthy feet, healthy body" mantra, inspiring a pure connection to the product and the earth where we avidly adventure.


Chaco®


CAT®

A heavyweight lifestyle brand with a heavy equipment heritage, *Cat Footwear is found in more* than 150 countries worldwide. Cat Footwear is a leader in high performance work boots and lifestyle footwear for men, women, and children.



Committed to the environment. Committed to their customers. Patagonia is a conscientious outdoor brand that uses its success to inspire others. Patagonia Footwear is no different, having fully embraced the Patagonia brand mantra by developing the best footwear that, from design to delivery, causes the least amount of harm and respects our natural resources.

patagonia®
footwear







To inspire the outdoor athlete in everyone with products at the horizon of performance and style. That is their calling. That is their mission. A recognized leader in product design and innovation, Merrell delivers some of the finest footwear and apparel for on and off the trail. Made as tough as those who wear them, and just as dependable.

MERRELL®







Loyal. Tough. Fearless. Harley-Davidson Footwear embodies the spirit of the open road, as well as the men and women who proudly wear the name. With a growing global presence, Harley-Davidson Footwear markets functional riding and fashion footwear to anyone who seeks quality and values the Harley-Davidson brand.

HARLEY-DAVIDSON®
FOOTWEAR



Sperry Top-Sider has been an American favorite since 1935 when Paul Sperry invented the world's first boat shoe for sailors. We create for performance, build with quality and design for an enduring sense of style. Our brand and our products are for people like us, drawn to the surf, sun and soul of the ocean.

SPERRY®
TOP-SIDER









WOLVERINE
worldwide



The Power of Our Portfolio

wolverineworldwide.com







Since 1883, Wolverine has made a difference in the lives of hard-working Americans who have depended on the brand to deliver comfort and value. A true category leader, Wolverine was founded on a relentless commitment to creating work, sport, and rugged casual footwear and apparel that's engineered to perform without fail, without question.


WOLVERINE®




Police
Police




BATES®

Like the men and women they serve, Bates is also committed to delivering its best. A leading maker of quality boots and shoes for those in uniform, Bates' commitment is heartfelt and hard-earned. Evident in the technologies they pioneer. Visible in the quality footwear they design. Ensuring those who serve enjoy products that are as comfortable as they are hardwearing, as value-priced as they are invaluable.

Keds®

In 1916 Keds redefined footwear with the introduction of the Champion sneaker. The simple and chic design ignited a style revolution, capturing the hearts of girls everywhere from fashion icons to the girl next door. Today, Keds is a head-to-toe fashion lifestyle brand fueled by a passion for imagination, inspiring a new generation of girls to stay authentic, optimistic and brave.







Born out of the rugged New England nautical lifestyle, Sebago was created for men and women who value performance and appreciate the kind of hand craftsmanship that promises great things on and off the water. And it's Sebago that offers some of the world's finest hand sewn and performance marine footwear available, as unique as the cobblers who make them and as loyal as those who wear them.

SEBAGO®





In 1958, Hush Puppies redefined casual footwear – shoes with an individual style that made it cool to be comfortable. Today, Hush Puppies defines a generation of men, women and children who embrace the lighthearted spirit of the brand as well as the lovable basset hound who represents us!


Howl
IF YOU'RE
Happy

Hush Puppies®







cushe®

An independent-thinking, design-led footwear brand, Cushe offers unique and exciting footwear choices for a dynamic, inspired, and confident generation. Creating leading-edge designs for lifestyles as varied as the independent men and women they gleefully call their customers, who day in and day out do things their own way at their own pace.

to our SHAREHOLDERS

Blake W. Krueger
Chairman of the Board, Chief Executive Officer and President

Fiscal 2012 was an exceptional year for Wolverine Worldwide and, by almost any measure, the most transformative one in our 130-year history. Today, our "new" Company has an expanded, unparalleled portfolio of global lifestyle brands; a deep, seasoned team of motivated associates; and a global brand-building model designed to drive sustained, long-term growth for our shareholders. I am very proud of what we accomplished this past year, and even more excited about the future of our Company.

On October 9, 2012, the Company acquired the Performance+Lifestyle Group ("PLG") from Collective Brands, Inc. The addition of the Sperry Top-Sider, Saucony, Keds, and Stride Rite brands to Wolverine Worldwide's already impressive portfolio of lifestyle brands was a game-changer on many fronts. Combined, our 16 brands represent well over 1,000 years of heritage, authenticity and brand equity – and today, Wolverine Worldwide is one of the largest non-athletic footwear companies in the world. Some highlights of the new Wolverine include the following:

- We expect to market approximately 100 million units of footwear and apparel around the world this year.
- Our brand portfolio has offerings for men, women and children across all age groups and lifestyles and almost all product categories – casual, dress, fashion, work, children's, athletic and street.
- Our products can be found in more than 200 countries and territories.
- Our team is more than 8,200 strong and located in over 50 locations spread across 19 different countries.

I am even more excited about this acquisition today than I was when the transaction closed in October. These new brands fit perfectly into our portfolio and will deliver meaningful incremental growth – particularly in untapped international markets for our new brands – and we expect significant positive benefits and synergies.


MERRELL

The integration of these two world-class businesses and teams is well underway and ahead of schedule, and has gone much smoother than we could have hoped. The cultural fit has been great.

During my long association with Wolverine Worldwide, I have seen our Company and the industry go through many changes. Over this span of time, Wolverine's focus, and the foundation for our success, has always been people, coupled with our relentless pursuit of innovative ideas and products – all with a mindset focused on growth. We've had numerous game-changers in our history – inventing casual footwear with the Hush Puppies brand in 1958; starting our push into international markets over 50 years ago; revolutionizing work boots with patented comfort technology; inventing the "after-sport" category with the Merrell Jungle Moc, and now, almost doubling the size of our Company by adding four world-class brands to our portfolio. The acquisition was certainly a milestone event in our Company's history, one of the industry's biggest stories in years, and something that we expect will positively impact our Company and shareholders for years to come.

A RECORD YEAR

While the acquisition was the most significant event for our Company in 2012, I am also pleased to report solid performance in many other areas of the business, particularly in the face of unique macroeconomic market challenges in certain regions.

We reported record revenue for the year of $1.641 billion – including $219.4 million from Sperry Top-Sider, Saucony, Keds, and Stride Rite since the date of acquisition, and $1.421 billion in revenue from the pre-acquisition legacy business – a third consecutive year of record revenue from these brands.

While it was another record year for revenue, the ongoing economic strife in Europe negatively impacted our full-year results. Compounding these economic challenges, the second consecutive year of unseasonable weather patterns in numerous key markets also adversely affected several of our brands. Despite these challenges, we stayed committed to our strategy of investing in our most critical initiatives and growth drivers.

While Europe was tough all year, the U.S. business, our largest market, was strong, growing at a mid-single digit pace during the year on a consolidated basis. We also drove significant growth in other major geographic regions, including Asia-Pacific and Latin America. We were very pleased that several of the brands in our portfolio delivered double-digit growth during the year, despite the less than ideal macro-retail environment.

Our strength in building global brands manifested itself in many different ways in 2012. First and foremost, we took significant action to expand the international reach of our brand portfolio during the year. In the spring, we announced the establishment of two joint ventures for the Company – one in India and the other in Colombia. These joint ventures demonstrate the Company's ability to remain flexible and implement alternative business models to maximize returns for our shareholders. Balanced global growth remains a priority, and, with our third-party partners, our global footprint of branded specialty stores grew to over 1,400 and our shop-in-shop presence to over 8,750.

Product innovation in our business is always critically important, and we drove dynamic new initiatives across multiple brands in our portfolio throughout the year. To share just a few:

- Sperry Top-Sider maintained its dominant position in the U.S. boat shoe market, and today more than half of its total sales are in the women's category. Sperry Top-Sider also extended beyond boat shoes to become the leading casual footwear brand in the U.S.
- Hush Puppies enhanced its women's presence with the 1958 Collection and the brand made a bold statement in men's with FIVE, a dress-casual and performance collaboration with the Vibram company.
- Saucony continued to gain market share in the specialty run channel, and is closing in on the #2 position in this channel with products such as the Guide 5 and Kinvara 3, which respectively earned the "Editor's Choice Award" as "Best Shoe of 2012" in *Runner's World* and "Best Shoe" in the Performance Category from the *Running Network*.

Value of WWW Shares: Outperforming Broader Markets for the Past Decade


WWW Share Price vs. DJIA and S&P 500 Indices
December 31, 2002 – December 31, 2012
450%
400%
300%
250%
200%
150%
100%
50%
0%
-50%
WWW DOW S&P
1-Year 15.0% 7.3% 13.4%
3-Year CAGR 14.6% 7.9% 8.5%
5-Year CAGR 10.8% (0.2%) (0.6%)
10-Year CAGR 15.1% 4.6% 4.9%
WWW +322%
Dow Jones Industrial Average +57%
S&P 500 +62%
Dec.31, 2002
Dec.31, 2003
Dec.31, 2004
Dec.31, 2005
Dec.31, 2006
Dec.31, 2007
Dec.31, 2008
Dec.31, 2009
Dec.31, 2010
Dec.31, 2011
Dec.31, 2012

Note: WWW uses "Open" figures from Y!Finance. It is not the "Adjusted Close" figure, which accounts for all corporate actions such as stock splits, dividends/distributions and rights offerings.

Fiscal 2012 was an exceptional year for Wolverine Worldwide and, by almost any measure, the most transformative one in our 130-year history. The addition of the Sperry Top-Sider, Saucony, Keds, and Stride Rite brands to Wolverine Worldwide's already impressive portfolio of lifestyle brands was a game-changer on many fronts. Combined, our 16 brands represent well over 1,000 years of heritage, authenticity and brand equity – and today, Wolverine Worldwide is one of the largest non-athletic footwear companies in the world.


WOLVERINE

- Merrell continued to be a leader in innovation in the outdoor footwear industry. The early introductions of its M-Connect product collection have performed exceptionally well at retail, and this launch is set to be among the largest in the brand's 30-year history.
- The Wolverine brand continued to expand its relevance as a lifestyle footwear choice with its expanded 1000 Mile and 1883 collections. The brand opened a very successful store in New York City and further extended into women's footwear with a powerful collaboration with well-known designer Samantha Pleet.
- Keds announced a multi-year partnership with seven-time Grammy winning, multi-platinum singer-songwriter Taylor Swift. Keds' partnership with Taylor Swift coincided with the launch of her latest album, *RED*. *Time* magazine has named Taylor Swift as one of the 100 most influential people in the world and she is *Billboard*'s youngest-ever "Woman of the Year."

These are just a few examples of how our brands were winning in the marketplace in 2012 and set the stage for sustained long-term growth.

STRATEGIC DIRECTION

As we open a new chapter for the Company, our vision remains the same – "***to excite consumers around the world with footwear and apparel that bring style to purpose***." To deliver against this vision, our Company remains intently focused on our three key strategic initiatives – what we call our global brand-building model.

1. We remain focused on consistent, above-industry growth for our **footwear wholesale** business around the world. This is our foundational business, and our brands enjoy great momentum today in many global markets.
2. Our key brands will become stronger and more diverse with meaningful **apparel and accessory** programs to complement their footwear offerings. Global lifestyle brands have a competitive advantage over single-product category brands. This important initiative has been a focus across our portfolio, and we are making progress each season to offer a full, head-to-toe lifestyle assortment to meet the desires and performance demands of our consumers around the world.
3. We continue to successfully expand our **consumer-direct** initiatives – both through brick and mortar stores and eCommerce. The consumer and retail marketplace continues to evolve at a frenetic pace and we are meeting this challenge by engaging with our consumers in different ways to maximize the growth potential for our portfolio. Prior to the PLG acquisition, the Company's direct-to-consumer sales represented just 8% of reported revenue, but today we expect to generate nearly 14% of revenue through this channel. We have a mid-term goal to reach 30%.

While these continue to be our three critical strategic initiatives, the entire Wolverine Worldwide organization is focused intently on the successful integration of the Sperry Top-Sider, Saucony, Keds, and Stride Rite brands into the Company's portfolio. The effort has gone much better than expected, with the team over-delivering on every integration project and the aggressive timelines we set for ourselves last year. We remain focused on maximizing the synergies from the PLG acquisition, plugging these great brands into our proven business network, and accelerating their growth around the world.

RECOGNITION FOR OUR BRANDS AND OUR TEAM

As in years past, the Company, as a whole, and many of its brands received tremendous recognition in 2012.

Near the end of the year, Wolverine Worldwide was honored with the ***Company of the Year*** award from *Footwear News* at their annual **FN Achievement Awards**. *Footwear News* is one of the leading trade publications within our industry, and this is the second time Wolverine has received this prestigious award.

In early February of this year, we were named ***Company of the Year*** and the Sperry Top-Sider and Wolverine brands were also honored with awards from *Footwear Plus* magazine, which are determined by an independent vote of thousands of retailers across the U.S.

I couldn't be more proud of the team for these accomplishments and recognition, especially in a year in which they were working to acquire and integrate four new brands into the Company.

LOOKING AHEAD

I am extremely excited for the future of Wolverine Worldwide. Our team took tremendous steps this year to grow our brands around the world, launch innovative products in the marketplace, and position our newly expanded brand portfolio for long-term growth and success.

The giant leap forward we made this past year would not have been possible without an incredibly dedicated team of global associates. I want to thank each member of Wolverine Worldwide for his or her work this past year and for the contributions continuing to be made to ensure our continued growth and success. Each day, our associates around the world strive to deliver against our vision – I couldn't be more proud of what we accomplished in 2012 or more excited about the prospects for this Company in the years ahead.

We thank you, our shareholders, for your continued support.



Blake W. Krueger
Chairman of the Board,
Chief Executive Officer and President

financial HIGHLIGHTS

	2012	2011	2010
OPERATING HIGHLIGHTS (in millions)			
Revenue	**$ 1,640.8**	$ 1,409.1	$ 1,248.5
Net earnings			
Reported	**$ 80.7**	$ 123.3	$ 104.5
Adjusted [1]	**$ 113.2**	$ 123.3	$ 107.5
Cash and cash equivalents	**$ 171.4**	$ 140.0	$ 150.4
Accounts receivable	**$ 353.6**	$ 220.0	$ 196.5
Inventory	**$ 466.2**	$ 231.7	$ 208.7
Interest-bearing debt	**$ 1,250.0**	$ 11.0	$ 1.0
Capital expenditures	**$ 14.9**	$ 19.4	$ 16.4
KEY RATIOS			
Gross margin	**38.3%**	39.5%	39.5%
Operating margin			
Reported	**6.9%**	12.1%	11.4%
Adjusted [2]	**9.2%**	12.1%	11.7%
Effective income tax rate	**14.2%**	27.0%	27.1%
Revenue per employee (in thousands)	**$ 197.7**	$ 317.8	$ 301.6
DILUTED EARNINGS PER SHARE			
Reported	**$ 1.63**	$ 2.48	$ 2.11
Adjusted [3]	**$ 2.29**	$ 2.48	$ 2.17
CORPORATE STATISTICS			
Shares used for computing diluted earnings per share (in thousands)	**48,514**	48,728	48,857
Number of employees at year end	**8,299**	4,435	4,139

[1] 2012 reflects reported net earnings of $80.7 million adjusted to exclude $32.5 million of after tax non-recurring transaction and integration charges, for adjusted net earnings of $113.2 million. 2010 reflects reported net earnings of $104.5 million adjusted to exclude $3.0 of after tax non-recurring restructuring and other transition charges, for adjusted net earnings of $107.5 million.

[2] 2012 reflects reported operating margin of 6.9% adjusted to exclude $37.0 million of non-recurring transaction and integration charges, for adjusted operating margin of 9.2%. 2010 reflects reported operating margin of 11.4% adjusted to exclude $4.2 million non-recurring restructuring and other transition charges, for an adjusted operating margin of 11.7%.

[3] 2012 reflects reported diluted earnings per share of $1.63 adjusted to exclude $0.66 per share of non-recurring transaction and integration charges, for adjusted diluted earnings per share of $2.29. 2010 reflects reported diluted earnings per share of $2.11 adjusted to exclude $0.06 per share of non-recurring restructuring and other transition charges, for adjusted diluted earnings per share of $2.17.

Market Information

Wolverine Worldwide is traded on the New York Stock Exchange under the symbol "**WWW**". The following table shows the high and low stock prices on the New York Stock Exchange and dividends declared by calendar quarter for 2012 and 2011. The number of stockholders of record on February 15, 2013, was 1,594.

	2012		2011	
Stock Price	High	Low	High	Low
First quarter	**$40.76**	**$33.30**	$37.52	$30.31
Second quarter	**$44.13**	**$34.00**	$40.48	$35.35
Third quarter	**$47.99**	**$36.97**	$43.46	$30.77
Fourth quarter	**$45.63**	**$30.47**	$39.48	$32.77

Cash Dividends Declared Per Share	2012	2011
First quarter	**$0.12**	$0.12
Second quarter	**0.12**	0.12
Third quarter	**0.12**	0.12
Fourth quarter	**0.12**	0.12
	$0.48	$0.48

A quarterly dividend of $0.12 per share was declared during the first quarter of fiscal 2013.

board of DIRECTORS



Blake W. Krueger
Chairman of the Board,
Chief Executive Officer and President
of Wolverine World Wide, Inc.



David T. Kollat [2]
Lead Director of the Board of
Wolverine World Wide, Inc.;
President and Chairman of 22, Inc.
(research and management consulting firm)



Timothy J. O'Donovan
Retired Chairman and Chief Executive Officer
of Wolverine World Wide, Inc.



Brenda J. Lauderback [1] [3]
Retired President of the Wholesale and
Retail Group of Nine West Group, Inc.
(footwear wholesaler and retailer)



Jeffrey M. Boromisa [1] [4]
Retired Executive Vice President of Kellogg
International; President, Latin America and
Senior Vice President of Kellogg Company
*(leading global cereal and specialty
food company)*



Nicholas T. Long [2]
Chief Executive Officer of MillerCoors LLC
(brewer and marketer)



William K. Gerber [1] [2] [4]
Managing Director of Cabrillo Point
Capital LLC
(private investment fund)



Shirley D. Peterson [1] [3]
Retired Partner of Steptoe & Johnson LLP
(law firm)



Alberto L. Grimoldi
Chairman of Grimoldi, S.A.
(shoe manufacturer and retailer in Argentina)



Michael A. Volkema [2] [3]
Chairman of Herman Miller, Inc.
*(designer and manufacturer of office and
home furnishings)*



Joseph R. Gromek [2] [3] [4]
Retired President and Chief Executive Officer
of The Warnaco Group, Inc.
*(apparel, sportswear and swimwear
wholesaler and retailer)*

NOTES

[1] Member of the Audit Committee
[2] Member of the Compensation Committee
[3] Member of the Governance Committee
[4] Member of the Finance Committee



corporate INFORMATION

EXECUTIVE OFFICERS

Blake W. Krueger
Chairman of the Board,
Chief Executive Officer
and President

Donald T. Grimes
Senior Vice President,
Chief Financial Officer and Treasurer

R. Paul Guerre
Vice President,
General Counsel and Secretary

Michael Jeppesen
President, Global Operations Group

Douglas M. Jones
Corporate Controller

Pamela L. Linton
Senior Vice President,
Global Human Resources

Michael D. Stornant
Vice President, Corporate Finance

James D. Zwiers
Senior Vice President and President,
Performance Group

CORPORATE HEADQUARTERS

9341 Courtland Drive, N.E.
Rockford, Michigan 49351
Telephone 616.866.5500

COMPANY WEBSITE

www.wolverineworldwide.com

COMMON STOCK LISTING

New York Stock Exchange
(Symbol: **WWW**)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Grand Rapids, Michigan

REGISTRAR AND TRANSFER AGENT

Computershare
P.O. Box 43078
Providence, Rhode Island 02940
Telephone 800.622.6757 (U.S., Canada and Puerto Rico)
781.575.4735 (International)

INVESTOR RELATIONS

Christi Cowdin
Director of Investor Relations and Corporate Communications
9341 Courtland Drive, N.E.
Rockford, Michigan 49351
Telephone 616.866.6271

corporate
INFORMATION

FORM 10-K REPORT

A copy of this Annual Report and the Annual Report to the Securities and Exchange Commission on Form 10-K for 2012, including the consolidated financial statements and financial statement schedules, may be obtained by any shareholder without charge by writing Paul Guerre, Vice President, General Counsel and Secretary, 9341 Courtland Drive, N.E., Rockford, Michigan 49351 or by accessing the "Investor Relations" section of the Company's website at **www.wolverineworldwide.com.**

ANNUAL MEETING

The annual meeting of shareholders will be held at the Corporate Headquarters of Wolverine World Wide, Inc., 9341 Courtland Drive, N.E., Rockford, Michigan on April 18, 2013, at 10:00 a.m. E.D.T.

FORWARD-LOOKING STATEMENTS

The Chairman's Letter contains "forward-looking statements" – relating to future events that are based on management's beliefs, assumptions, expectations, estimates and projections about our business, worldwide economics and our Company. Words such as "expects," "will," variations of such words and similar expressions identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Risk Factors"). Actual results and outcomes may materially differ from those expressed in forward-looking statements. Risk Factors include, among others, economic and market conditions; changes in interest rates, laws and duties; currency fluctuations and restrictions; legal compliance costs and risks; ability to use licensed intellectual property; changes in future pension funding requirements or pension expenses; risks of doing business in developing countries; failure of the Department of Defense to exercise future purchase options or award new contracts; changes in demand for our products; weather conditions; our ability to integrate the PLG business and realize the benefits of the acquisition, or to do so in a timely or effective manner; cost and availability of raw materials; and competition as well as factors discussed in our Securities and Exchange Commission filings. Other Risk Factors exist, and new ones emerge from time to time. Investors should not place undue reliance on forward-looking statements as a prediction of actual results. We undertake no obligation to update forward-looking statements.

PATAGONIA PHOTO CREDITS

Folder, rappelling | photo: Jeff Johnson
Shareholder letter, urban climbing | photo: Jeff Johnson
Brand poster, tent + rail running | photo: Fred Marmsater
Brand poster, rock climbing | photo: Arnaud Petit

A Special Offer for Our Shareholders

We encourage you to experience our brands for yourself. Shareholders are invited to take advantage of a special **30% discount** on Company products. Please contact a member of our Consumer Relations team at the special Wolverine Worldwide Shareholder toll-free number, **1-866-889-3151**, to receive more information about this offer.

A member of our Consumer Relations team can assist shareholders with placing an order for any of our company products or provide shareholders with an exclusive coupon code that can be used on one of our branded websites.

Batesfootwear.com
Catfootwear.com
Chacos.com
Cushe.com
Grasshoppers.com
Hushpuppies.com
Keds.com
Merrell.com
Saucony.com
Sebago.com
Sperrytopsider.com
Striderite.com
Wolverine.com

30% POST-CONSUMER FIBER


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